Filed Pursuant to Rule 424(b)(4)
Registration No. 333-174458
PROSPECTUS

10,000,000 Shares

Molycorp, Inc.

Common Stock

The selling stockholders named in this prospectus are offering shares of our common stock. We are not selling any shares of our common stock in this offering. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Concurrently with this offering, we are conducting a private placement of $200.0 million in aggregate principal amount of convertible senior notes. In that offering, we have granted the initial purchasers an option to purchase up to an additional $30.0 million in aggregate principal amount of convertible senior notes. We cannot assure you that the private placement of convertible senior notes will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the private placement of convertible senior notes, and the closing of the private placement of convertible senior notes is not conditioned upon the closing of this offering. The convertible senior notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

Our common stock is listed on The New York Stock Exchange under the symbol “MCP.” The last sale price of our common stock on June 9, 2011, as reported by The New York Stock Exchange, was $51.29 per share.

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 20 of this prospectus.

	Per Share	Total

Public offering price	$51.00	$510,000,000
Underwriting discount	$2.04	$20,400,000
Proceeds to the selling stockholders	$48.96	$489,600,000

The underwriters have been granted an option to purchase up to an additional 1,500,000 shares of common stock from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about June 15, 2011.

Morgan Stanley	J.P. Morgan

Knight	Dahlman Rose & Company

Stifel Nicolaus Weisel	BNP PARIBAS	CIBC	Piper Jaffray	RBS

Prospectus dated June 9, 2011.

We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, operating results and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “Molycorp,” “we,” “our” or “us” refer to Molycorp, LLC and its consolidated subsidiaries prior to the corporate reorganization (as described below) and Molycorp, Inc. and its consolidated subsidiaries after the corporate reorganization. As used in this prospectus, the term “ton” means a ton (equal to 2,000 pounds), the term “mt” means a metric tonne (equal to 2,205 pounds), the term “IMCOA” means the Industrial Minerals Company of Australia Pty Ltd, a rare-earth market consultant, and the terms “ROW” and “Rest of World” mean the entire world except China. For definitions of certain rare earth-related and mining terms, see “Glossary of Selected Mining Terms.” We provided compensation to IMCOA for industry reports that it prepared for us, although such compensation is not contingent on the success of this offering. Some of the information that we attribute to IMCOA in this prospectus has been derived from those reports. IMCOA data is accurate to within 20% of the stated amounts. IMCOA data takes into account only legal exports of rare earths, and ignores illegal exports from China and usage thereof, which could be significant due to the difficulties with accurately collecting information with respect thereto.

Our Business

We are the only rare earth oxide, or REO, producer in the Western hemisphere, and we own one of the world’s largest, most fully developed rare earth projects outside of China. Furthermore, following the execution of our “mine-to-magnets” strategy and completion of our initial modernization and expansion plan, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan, which we expect to result in the ability to produce approximately double our REO production capacity over the amount we will be able to produce upon completion of our initial modernization and expansion plan.

Our rare earths are critical inputs in many existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for rare earth elements, or REEs, is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. We have made significant investments, and expect to continue to invest, in developing technologically advanced applications and proprietary applications for individual REEs.

Our product mix is determined by a combination of global and regional supply and demand factors. Pricing of our product is usually set based on market prices for the month prior to shipment with a price floor, and in certain instances, with a price cap. For the three months ended March 31, 2011, and the years ended December 31, 2010 and 2009, we generated $26.3 million, $35.2 million and $7.1 million of revenue, respectively, from sales of products manufactured from stockpiled feedstocks, although these levels of revenue are not representative of our planned level of operations after we complete our initial modernization and expansion plan and capacity expansion plan.

Our Mine Process and Development Plans

We and SRK Consulting (U.S.), Inc., or SRK Consulting, estimated total proven reserves as of February 6, 2010 of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, at our Mountain Pass mine. Upon the completion of our initial modernization and expansion plan, which we expect to be completed by the end of 2012, we expect to have the ability to produce approximately 19,050 mt of REO per year at our Mountain Pass facility. Upon the completion of our recently approved capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial plan. Based on our estimated reserves and an expected annual production rate of approximately 19,050 mt of REO under our initial modernization and expansion plan, our expected mine life is in excess of 30 years (SRK Consulting has preliminarily indicated, however, that doubling the amount of production pursuant to the second-phase capacity expansion plan would reduce the current mine life by half, assuming no additional exploration, no realization of anticipated improvements in recoveries, and all other factors such as cut-off grade remain constant.)

Mine-to-Oxides

At our Mountain Pass facility, we have the ability to mine, crush, mill and separate rare earth ore to produce individual REEs. We hold a mine plan permit and an associated environmental impact report, which currently allow continued operations of our Mountain Pass facility through 2042. Since our acquisition of the Mountain Pass facility, we have been producing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for cerium, lanthanum and didymium, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium; europium; samarium; gadolinium; dysprosium; and terbium. When used to describe the current recovery rate for our solvent extraction units, the term “commercial scale” means that the solvent extraction units are operating at such a production rate that the scale-up factor required to achieve the desired production rate is less than 10 times the current production rate.

Processing at our Mountain Pass facility entails mining the bastnasite ore followed by crushing and milling it to a fine powder. Milled bastnasite ore is then processed by flotation whereby the bastnasite, which is a mineral containing light and heavy rare earth elements, floats to the surface and is separated from the waste material, which sinks in a series of flotation cells. The resultant bastnasite concentrate is then processed by leaching with strong acid solutions followed by a series of solvent-extraction separation steps that produce various individual REO minerals, generally in a high purity (greater than 99%) oxide form. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility.

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Recommencement of mining and milling operations is coincident with our initial modernization and expansion plan, which will give us the capacity to efficiently produce at a rate of approximately 19,050 mt of REO per year by the end of 2012. Additionally, upon the completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. In an April 2010 briefing to the U.S. Government Accountability Office, or U.S. GAO, titled “Rare Earth Materials in the Defense Supply Chain,” which was prepared in accordance with the National Defense Reauthorization Act for Fiscal Year 2010 (Pub. L. No. 111-84), government and industry officials stated that for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations. Since our Mountain Pass facility is not an early stage rare earth project, we believe we have a significant timeline advantage as we have a well-defined ore body, an existing open pit with over 50 years of production history, an existing mine and reclamation plan, proven reserves, substantial permitting, and all necessary technology to successfully process and separate the rare earth elements at a commercial scale.

Oxides-To-Metals/Alloys

We expect to sell and transport a portion of the REOs we produce to customers for use in their particular applications. The remainder of the REOs will be processed into rare earth metals. A portion of these metals will be sold to end-users and we expect to process the rest into rare earth alloys. These rare earth alloys can be used in a variety of applications, including but not limited to: electrodes for nickel metal hydride, or NiMH, battery production; samarium cobalt magnet production; and neodymium iron boron, or NdFeB, magnet production. A portion of these rare earth alloys will be manufactured into NdFeB magnets as part of our alloy and magnet production joint ventures, described below, and we expect to sell the rest to end-users.

We currently produce rare earth metals outside of the United States through a third-party tolling arrangement. Additionally, the acquisition of our 90% owned subsidiary, Molycorp Silmet AS (formerly known as Aktsiaselts Silmet), provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Through our acquisitions of Molycorp Silmet AS and Santoku America, Inc. (now known as Molycorp Metals and Alloys, or MMA) in April 2011, we added facilities and equipment for metal conversion and alloy production within the Molycorp organization. We intend to transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to our Molycorp Silmet AS and MMA facilities where we will produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi Metals, Ltd., or Hitachi, a leading manufacturer of NdFeB alloys and magnets, to form joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets. We have completed a joint feasibility study with Hitachi, and we are currently negotiating the joint venture agreements.

Alloy and Magnet Production Joint Ventures

NdFeB magnets, which are critical components in “green” technologies and the miniaturization of electronics, are primarily manufactured in China (approximately 80%) and Japan (approximately 20%). Our proposed joint ventures with Hitachi would provide us with additional access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets. This downstream integration, which we refer to as our “mine-to-magnets” strategy, would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure a rare earth supply chain for the Rest of World. In addition to the foregoing, we continue to explore additional joint ventures or other arrangements with third parties for the production of NdFeB alloys and/or magnets.

Rare earth “mine-to-magnets” production supply chain

Industry Overview

The REE group includes 17 elements, namely the 15 lanthanide elements, which are cerium, lanthanum, neodymium, praseodymium, promethium (which does not occur naturally), samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as REOs. Light and heavy REEs are contained in all rare earth deposits, including in our deposit at Mountain Pass. Heavy REEs generally command higher sales prices on a per pound basis than light REEs because heavy REEs are not as prevalent. Cerium, lanthanum, neodymium, praseodymium and samarium are considered “light REEs” that are more predominant in bastnasite, while europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REEs” that are more predominant in monazite. Our reserves are bastnasite, but there are also known monazite occurrences on our property that we are currently examining.

REEs have unique properties that make them critical materials to many existing applications upon which society has become dependent as well as many emerging applications. Examples include:

•	Clean-Energy Technologies: hybrid and electric vehicles, wind power turbines and compact fluorescent lighting;

•	High-Technology Applications: miniaturization of cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced Water Treatment: industrial, military, homeland security and domestic and foreign aid applications.

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA, global demand for rare earths is expected to increase at a compound annual growth rate, or CAGR, of approximately 6-10% between 2010 and 2015. In addition, according to IMCOA, global demand for rare earths used in magnets is expected to grow at a CAGR of approximately 10-15% over the same period. IMCOA estimates that total global demand for rare earths is expected to increase from 125,000 mt in 2010 to 185,000 mt in 2015, which results in a CAGR of approximately 8% for that period.

China has dominated the global supply of REOs for the last ten years and, according to IMCOA, accounted for approximately 97% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns beginning in August 2009 when China’s Interior Ministry first signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,000 mt of REO in 2005 to approximately 50,000 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of projected increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States, as confirmed by the April 2010 U.S. GAO briefing.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

According to the April 2010 U.S. GAO briefing:

•	the Mountain Pass mine is the largest non-Chinese rare earth deposit in the world;

•	other U.S. rare earth deposits exist, but these deposits are still in early exploratory stages of development;

•	officials emphasized the significance of the widespread use of commercial-off-the-shelf products in defense systems that include rare earth materials, such as computer hard drives;

•	heavy REEs, such as dysprosium, which provide much of the heat-resistant qualities of permanent magnets used in many industry and defense applications, are considered to be important;

•	government and industry officials told the U.S. GAO that where rare earth materials are used in defense systems, the materials are responsible for the functionality of the component and would be difficult to replace without losing performance;

•	a 2009 National Defense Stockpile configuration report identified lanthanum, cerium, europium and gadolinium as having already caused some kind of weapon system production delay and recommended further study to determine the severity of the delays; and

•	defense systems will likely continue to depend on rare earth materials, based on their life cycles and lack of effective substitutes.

The forecasted demand by IMCOA set forth in the graph below assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA expects that this anticipated market dynamic will underpin continued strong pricing.

Global Rare Earths Supply & Demand, 2005-2020 (mt REO)

Source: IMCOA (March 2011)(1)

(1) Does not reflect our potential to increase production to 40,000 mt of REO per year following the completion of our capacity expansion plan, but instead reflects our production of 19,050 mt of REO per year beginning in 2013.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through March 2011, prices for rare earths have risen by approximately 1,500% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and praseodymium oxide) have risen by more than 2,000% on average.

Recent Developments

Decision to Double Original Planned Production Capacity

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. As of December 2010, we have secured all permits necessary to allow construction to start on the initial modernization and expansion plan. We have also entered into a number of construction contracts associated with our initial modernization and expansion plan.

In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan. Upon the completion of this capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial plan. Although our production capacity is expected to reach 40,000 mt of REO per year if our capacity expansion plan is successfully completed, we intend to sell our products into the market at a rate commensurate with customer and/or demand growth.

We will commence work on this second phase as we are working on our initial plan. In certain cases, we will not need to add additional equipment in connection with the second phase to provide additional capacity, including milling, but in other cases, including separations and power, we will need to install additional capacity. We do not believe we will need to obtain additional permits, other than air and building permits. We do not expect that work on the second phase will delay completion of our initial modernization and expansion plan, and we continue to expect completion of our initial plan pursuant to our current schedule, subject to obtaining full funding. We have estimated, based on consultation with our project manager, that we will incur approximately $250 million in additional capital costs in connection with the capital expansion plan beyond those budgeted for our initial plan. However, this estimate has not been independently reviewed, and actual costs could vary significantly. We will need to obtain additional funding for such plan. Because we will begin expenditures on the second phase before completion of the initial plan, any funding insufficiency for the second phase could also impact completion of our initial plan. Our application under Section 1705 of the DOE loan guarantee program, or LGP, was put on hold on May 10, 2011 due to program and resource constraints. At that time, DOE advised us that our project may be eligible for funding under Section 1703 of the LGP. See “Risk Factors — Risks Related to Our Business — We may be unsuccessful in raising the necessary capital to execute our current business plan.”

We have not yet performed a detailed study of expected operating costs for this proposed second phase, and we have not yet commissioned SRK Consulting or any other expert to prepare an external model or study of operating costs. We have not identified any reason to believe that there will be any per unit increase in operating costs under our capacity expansion plan as compared to our initial modernization and expansion plan (assuming we are able to sell all of our capacity), and in fact believe we will realize some decrease in per unit production costs due to economies of scale associated with the increased production rate. However, we cannot provide any assurances as to the actual operating costs, and such costs could be higher. For our internal analyses to model the viability of our capacity expansion plan, we have conservatively assumed operating costs higher than those projected by SRK Consulting for our initial plan. We have also not secured off-take commitments for the incremental production from this second phase and cannot assure you that we will secure such commitments.

Rare Earths Export Limitation Actions by China

On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced rare earth exports by 72% compared with the same period in 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Subsequently, on December 28, 2010, China announced it would further reduce export quotas of rare earth minerals by 35% for the first half of 2011 versus the first half of 2010. The Chinese government cited the desire to preserve China’s supply reserves and ensure it would meet trade requirements to Europe in 2011. Actual exports of rare earth ores and metals from China, however, continue to exceed export quotas mandated by the Chinese government. In response to this trend, China’s Ministry of Commerce announced on May 19, 2011 that it would further tighten its control over rare earth metals by expanding its export quota system and imposing higher taxes on rare earth ores. Although no export quotas have been announced for the second half of 2011, we anticipate the total 2011 quota to be down significantly from 2010. With anticipated total consumption of rare earths outside China of 58,000 mt, the estimated 2011 quota of 28,000 mt falls significantly short of Rest of World demand, according to IMCOA.

The combined impact of these quota announcements, coupled with growing demand across end-use applications for rare earths, has resulted in significant price increases for sales of rare earth oxides, metals and alloys, as summarized in the table below:

Pricing ($/kg)
	3-Year Average	March 2010(1)		June 2010(2)		Mar. 2011(3)		% change(5)

Oxides
Lanthanum oxide	$6.05	$6.60		$8.40		$121.00		1,733%
Cerium
Oxide (glass applications)	$4.03	$4.09		$6.50		$121.00		2,858%
Oxide (water filters)	—	$13.20		—		—		—
XSORBX®	—	$9.90		—		—		—
Europium oxide	$442.07	$473.00		$525.00		$940.00		99%
Metals
Lanthanum	$10.01	$13.20		$12.80		$131.50		896%
Praseodymium	$32.12	$37.99		$43.00		$237.50		525%
Neodymium	$32.41	$37.99		$43.00		$255.50		573%
Alloy products
NdFeB alloy	—	$35.20	(4)	$42.94	(4)	$92.50	(4)	163%
SmCo alloy	—	$50.60	(4)	$54.14	(4)	$61.25	(4)	21%

(1)	Estimates used for SRK Consulting engineering study

(2)	As of June 29, 2010; Metal-Pages.com

(3)	As of March 31, 2011; Metal-Pages.com

(4)	Molycorp estimates

(5)	From March 2010 to March 2011

Note:	3-year average refers to Metal-Pages oxide and metal prices averaged from May 2007 — May 2010, FOB China

Molycorp Metals and Alloys Acquisition

On April 15, 2011, we acquired all of the issued and outstanding capital stock of Santoku America, Inc., which is now known as Molycorp Metals and Alloys, from Santoku Corporation, or Santoku, in an all-cash transaction for $17.5 million. MMA is a leading producer of high-purity rare earth alloys, with a manufacturing and processing facility in Tolleson, Arizona. This acquisition provides us with access to certain intellectual properties relative to the development, processing and manufacturing of neodymium and samarium magnet alloy products. As part of this acquisition, Santoku will provide consulting services to us for the purpose of maintaining and enhancing the quality of our products. In connection with the acquisition of Molycorp Metals and Alloys, we also entered into a non-exclusive marketing and distribution agreement with Santoku for the sale and distribution of neodymium and samarium magnet alloy products.

Molycorp Silmet Acquisition

On April 1, 2011, we completed the acquisition of a 90.023% controlling stake in AS Silmet, which is now known as Molycorp Silmet AS, one of only two rare earth processing facilities in Europe, in a transaction valued at approximately $89 million. We acquired 80% of the outstanding shares of Molycorp Silmet AS from Aktsiaselts Silmet Grupp, or Silmet Grupp, in exchange for 1,593,419 shares of our common stock. Silmet Grupp will retain a 9.977% ownership interest in Molycorp Silmet AS. We acquired the other 10.023% of Molycorp Silmet AS from Treibacher Industrie AG for $9.0 million in cash. The Molycorp Silmet AS acquisition provides us with our first European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Following the acquisition, Molycorp Silmet AS began sourcing rare earth feed stocks for production of its products primarily from our Mountain Pass mine. Molycorp Silmet AS’s main focus will be on the production of REOs and rare earth metals, including didymium metal, a critical component in the manufacture of NdFeB magnets. Molycorp Silmet AS’s manufacturing operation is located in Sillamäe, Estonia. Molycorp Silmet AS currently sells products to customers in Europe, North and South America, Asia, Russia and other former Soviet Union countries.

Sumitomo Investment

On December 10, 2010, we entered into a memorandum of understanding with Sumitomo Corporation, or Sumitomo. If we execute the definitive agreements contemplated by the memorandum of understanding, we expect to, among other things, provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion plan, at market-based prices subject to a floor.

Pursuant to the transactions contemplated by the memorandum of understanding, Sumitomo will purchase $100 million of our common stock at a value based on a volume weighted average price for the 20 trading day period prior to closing and arrange for a $30 million debt financing at a low interest rate. Sumitomo is seeking financial support from the Japan Oil, Gas and Metals National Corporation, a Japanese government entity, in connection with this effort. The transactions contemplated by the memorandum of understanding are subject to finalization of definitive agreements, various approvals and the satisfaction of numerous conditions. There is no assurance that these agreements will be finalized and that these transactions will be consummated.

Hitachi Metals Joint Venture

On December 21, 2010, we announced the intent to establish joint ventures with Hitachi for its NdFeB magnets and alloys. These joint ventures would provide us with access to intellectual property needed to implement our “mine-to-magnets” strategy. We expect to sign definitive agreements, which will be subject to the satisfaction of certain conditions, for the alloy joint venture by the third quarter of 2011. We have completed a joint feasibility study with Hitachi, and signing of definitive agreements for the joint venture to produce rare earth magnets will follow later in 2011. There is no assurance that these joint ventures will be established.

2011 Revenue Outlook

We expect our quarterly production for the rest of 2011 to range from approximately 40% to 50% higher than the first quarter due to increased processing capacity from the recent acquisitions of MMA and Molycorp Silmet AS and increased production from our Mountain Pass facility. Substantially all of our lanthanum production in 2011 (which accounts for approximately 60% of our production and is expected to be approximately 1,250 mt for the remainder of 2011), will be sold pursuant to a contract under which our pricing is subject to a price ceiling, which was set based upon market prices at the time the contract was entered (and which is well below current prices); production of our remaining materials will generally be sold based on prevailing market prices. Accordingly, our ability to realize prevailing market prices in the near term is limited due to our sales contract for our lanthanum product, which reverts to prevailing market pricing upon the completion of the initial modernization and expansion plan at Mountain Pass.

Earthquake and Resulting Tsunami in Japan

In spite of the natural catastrophes experienced by Japan in the first quarter, we continued to see strong global demand for our products. Market prices of REOs rose significantly in the first quarter, helping to boost our price realizations. The recent earthquake and tsunami in Japan may have a short-term negative impact on market demand in the second and third quarters. We expect, however, that market demand should fully recover by the fourth quarter of 2011.

Our Strengths

We believe that we possess a number of competitive strengths that position the Mountain Pass facility to regain its role as one of the leading global suppliers of REOs.

We have a proven source of REOs with high-grade ore and long reserve life.

Prior to the end of the last mining campaign at the Mountain Pass facility in 2002, the mine had been in continuous operation for over 50 years. Since our acquisition of the Mountain Pass facility, we have been processing stockpiled feedstocks as part of our ongoing effort to significantly improve our solvent extraction technologies and other processing capabilities. Today, based on estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, the Mountain Pass mine has a life in excess of 30 years at an annual production rate of approximately 19,050 mt of REO. Our leadership team is committed to the continuous and sustainable manufacture of rare earth products at the Mountain Pass facility using advanced milling and processing technologies that will significantly increase the life of the known ore body at the Mountain Pass facility. Additionally, in 2010, we expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility.

We expect to be well-positioned to capitalize on the tightening balance of global supply and demand of rare earth products.

As worldwide demand for rare earth products increases, the supply of REOs remains limited by available production capacity, which is currently concentrated in China. According to IMCOA, China accounted for approximately 97% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently found in the United States.

Chinese government policies will also impact the supply and demand of REOs and rare earth products. We believe that the Chinese government intends to increase wind generated power to at least 150 gigawatts by 2020. The Chinese government has proposed a package of over $29 billion to fund hybrid and electric vehicle production, placing additional strain on the REE supply chain. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has also announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration.

According to IMCOA, China’s export quotas have decreased from approximately 65,000 mt of REO in 2005 to approximately 50,000 mt of REO in 2009. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. Actual exports of rare earth ores and metals from China, however, continue to exceed export quotas mandated by the Chinese government. In response to this trend, China’s Ministry of Commerce announced on May 19, 2011 that it would further tighten its control over rare earth metals by expanding its export quota system and imposing higher taxes on rare earth ores. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

IMCOA estimates there is a currently a global deficit in REO supply, which anticipated to continue without the advent of production from new projects, such as Mountain Pass. Limits on rare earth exports from China and the lack of available substitutes make the development of new sources of REEs essential to meet the growing demand for existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines, compact fluorescent light bulbs, hard disk drives and dual use electronics.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

U.S. federal government investments and policies may materially increase end-market demand for our rare earth products. For example, the U.S. federal government approved $45 billion in grant funding and loan guarantees directed toward wind power generation projects and hybrid and electric vehicles. Pending energy legislation may also increase demand for clean technology applications, which use rare earth products.

Upon reaching a full planned production rate of approximately 19,050 mt of REO per year by the end of 2012 under our initial modernization and expansion plan, we expect to be in a position to supply a substantial portion of the U.S. demand and also sell to export markets. In addition, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013.

We have a highly experienced and qualified management team.

Our President and Chief Executive Officer has over 29 years of experience, over 24 of which are associated with the Mountain Pass facility. In addition, our Chief Technology Officer, General Counsel and Chief Financial Officer have over 75 years of combined technical, operational, legal, financial and management experience. Many of our key employees have worked with the Mountain Pass facility for over 20 years each. The Managing Director of MMA has over 40 years of technical, operational and financial experience, with the past 22 years being dedicated to the rare earth industry. In addition, the Operations Manager and the HS&E Manager of MMA have over 30 years of combined service at the Tolleson, Arizona facility. The Managing Director of Molycorp Silmet AS has over 10 years of experience in the rare earth industry. The majority of the workforce at Molycorp Silmet AS has over 30 years of experience in mineral cracking, solvent extraction, metallurgy, and applications of rare earth elements. We also have a proven technology and product development group and as of May 13, 2011, held 75 issued and pending U.S. patents and patent applications, and 176 issued and pending foreign patents and patent applications. Management has also created a work environment that prioritizes safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the Mine Safety and Health Administration, or MSHA, for three of the last six years. The MMA facility has not had a lost-time accident for the past 14 years. Molycorp Silmet AS is certified in ISO 9001, ISO 14001, and is working on becoming certified in ISO 18001. The Molycorp Silmet AS facility has not had a lost-time accident for over 12 months prior to the acquisition by Molycorp.

Our Business Strategy

Our business strategy is to:

Build the largest, most advanced and efficient fully integrated REO processing business in the world.

We intend to replace existing equipment at the Mountain Pass facility in connection with our modernization and expansion efforts. We also intend to build the largest, most advanced and efficient fully integrated REO processing business in the world to support our anticipated production requirements. Following the purchase, delivery, installation and start-up of new equipment, our fully integrated business will allow us to reach full production, utilizing our newly optimized and commercially proven REO processing operations. Additionally, we expect that our proprietary production technology and our planned new paste tailings operation will reduce our environmental footprint and set the standard in the industry for environmental stewardship.

Successfully complete modernization and expansion efforts and reach full planned production rates for REOs at the Mountain Pass facility.

After reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year by the end of 2012. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We operate the Mountain Pass facility pursuant to a conditional use permit that allows us to feed ore to the mill at a rate of 2,400 tons per day. While the Mountain Pass facility historically required 2,000 tons of mill feed per day to manufacture approximately 19,050 mt of REO per year, we expect that new proprietary technologies we developed will allow us to extract the same 19,050 mt of REO per year while only using approximately 1,100 to 1,200 tons of mill feed per day, thus allowing us to increase annual REO production from our initial plan of 19,050 mt of REO per year to up to 40,000 mt of REO per year without any change in the permit limit. These estimates are based on results achieved at the Mountain Pass facility in full scale mill test runs from 2001 to 2002. In addition, we have improved cracking technology at commercial scale (2,000 to 3,000 mt per year production rate) from 2009 to date and improved performance of our solvent extraction at commercial scale (2,000 to 3,000 mt per year production rate) as demonstrated from 2007 to 2009.

Improve our operating efficiencies with technically advanced manufacturing techniques.

We intend to continue to improve the efficiency of our operations through the creation and use of technically advanced manufacturing processes for production of rare earth products, which will allow us to deliver high-quality rare earth products at globally competitive prices. We have already invested significant resources towards perfecting our REO processing operations and developing new and proprietary applications for individual REEs. We expect that by advancing all of these technologies, we will continue to lower our operating costs.

Manage our costs to be cost competitive.

The success of our business will depend on our ability to manage our costs. We will manage these costs through the use of new production technologies that have been developed by our research and development group, which will use less energy and raw materials and will result in a reduced environmental footprint. These production technologies will substantially reduce the amount of water consumption and waste water generation. We plan to use our proprietary technology to maximize our process recoveries and maximize REO concentrate production per unit of extracted ore. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy consumption and costs as well as minimize or eliminate our reliance on the regional electric power grid. As part of our modernization and expansion of the Mountain Pass facility, we also intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base, thereby reducing our reliance on external sources of reagents. After completion of our modernization and expansion efforts, we anticipate our most significant cash operating costs will consist of natural gas and labor.

Secure customer commitments to provide a stable revenue stream.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We have agreed to supply one of our principal customers with a significant amount of our REOs, primarily lanthanum hydrate, through mid-2012 at market-based prices subject to a ceiling based on market prices at June 1, 2010 (currently in effect), and a floor. Pursuant to our second contract with that customer, we have agreed to supply the customer with approximately 75% of our lanthanum product production per year at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at the customer’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of May 13, 2011, we also had 17 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our second contract with one of our principal customers, our contract with Santoku and our memorandum of understanding with Sumitomo, represent approximately 129% of our anticipated production of approximately 19,050 mt of REO for 2013 under our initial modernization and expansion plan. Prior to commencing anticipated production of approximately 19,050 mt of REO year, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production. In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®, which will expand demand for cerium in times when it is in surplus and low priced. XSORBX® is a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

The following table compares the volume under our second contract with one of our principal customers, our contract with Santoku and our memorandum of understanding with Sumitomo and our 17 non-binding letters of intent to our anticipated production of approximately 19,050 mt of REO for 2013 (in mt):

		Volume Under				Reserved for			Percent of
	Anticipated 2013	Letters of		Contracted		Internal	Uncommitted		Anticipated 2013
Product Type	Production(1)(2)	Intent(1)(2)		Volume(8)		Consumption(9)	Volume(10)		Production(11)

Lanthanum oxide or other form	3,098	1,442		4,535		1,499	—		241%
Lanthanum metal	2,502	700		—		—	1,802		28%
Cerium non-metal	9,663	5,332	(3)	—		3,493	838		91%
Cerium metal	—	200		—		—	—		—
Neodymium oxide or other form	—	50		—		—	—		—
Didymium oxide or other form	—	250		—		—	—		—
Neodymium or NdPr metal	312	3,566	(4)	—		240	—		1,220%
Praseodymium metal	116	—		—		116	—		100%
Europium oxide	19	—		—		—	19	(5)	—
Samarium metal(6)	191	30		—		—	161		16%
Samarium metal in samarium alloy	—	—		25		—	—		—
NdPr metal in NdFeB alloy	1,960	1,103	(7)	100	(7)	—	757		61%
NdPr metal in NdFeB magnets	—	290	(7)	—		—	—		—

TOTAL	17,861	12,963		4,660		5,348	3,577		129%

(1)	Alloy and magnet production and letter of intent volume are reported on a rare earth metal basis. Three of our non-binding letters of intent contain a volume range; these letters cover lanthanum oxide, cerium non-metal and NdPr metal in NdFeB alloy. With respect to these non-binding letters of intent, the table above reflects the high end of the range provided for in each letter. In addition, certain of our non-binding letters of intent provide for a certain volume of rare earth metals or alloys but do not allocate that volume among specific rare earth metals or alloys. In those instances, we have allocated the volume in those letters based on management’s estimates of the needs of those customers and their specific applications. The table above includes anticipated sales of cerium and lanthanum-based products and didymium oxide to Sumitomo, subject to execution of definitive agreements. The table above does not include any sales of any products under either of the agreements we have entered into with Traxys North America LLC, which we refer to as Traxys. See “Certain Relationships and Related-Party Transactions — Inventory Financing and Resale Agreements.” Volumes under our prior letters of intent with AS Silmet and Santoku are included in the “Reserved for Internal Consumption” column.

(2)	With respect to our metal products, there is a 14.2% loss of mass when REOs are converted to rare earth metal due to oxygen evolution, which accounts for most of the difference between the 17,861 mt total 2013 production rate and our anticipated production rate of approximately 19,050 mt of REO per year in 2013.

(3)	Volume shown is used in traditional glass or catalyst market segments and represents only a very small fraction of cerium buyers. Although IMCOA predicts that there will be a surplus of cerium in the future, we anticipate most of our production will serve the new, proprietary XSORBX® market segment if a surplus develops. At current prices, we would seek to sell cerium for other uses instead. This segment alone is expected to consume many times more cerium units than we can produce. We believe the new segment negates the need for additional letters of intent at this time.

(4)	We anticipate most of our metal production in excess of volume under letters of intent, will be consumed internally for downstream NdFeB alloy/magnet production.

(5)	We expect to receive non-binding letters of intent from a number of phosphor producers, which will easily consume our europium production. At this time, we are the only producer outside of China for this element, which enables energy efficient, compact fluorescent lights and straight tube T-8 lamps.

(6)	IMCOA estimates that there is a surplus of samarium metal.

(7)	This represents the estimated NdPr metal contained in the non-binding letter of intent and contracted volume for NdFeB alloy and magnets.

(8)	Represents volume under our second contract with one of our principal customers and our contract with Santoku.

(9)	We anticipate metal and non-metal production in excess of letters of intent and contracted volume to be consumed internally as part of our plan to integrate the rare earth supply chain through our modernization and expansion investments and business acquisitions.

(10)	Represents volume not committed under contract or covered by non-binding letters of intent.

(11)	Represents volume under non-binding letters of intent and contracted volume as a percentage of anticipated 2013 production. Upon completion of our second phase capacity expansion plan, our production capacity will double to approximately 40,000 mt of REO per year, and we will need to secure additional off-take agreements.

Integrate downstream to profitably capture the full value chain.

We are actively evaluating and pursuing multiple downstream acquisition or joint venture opportunities, some of which may be material. Our downstream growth and acquisition strategy encompasses a range of individual target sizes and spans the full downstream rare earth value chain to targets that produce REOs to alloys, metals and magnets and may involve the acquisition of entities that also engage in related or additional activities. Our strategy is to be disciplined in any strategic action, with a focus on Molycorp’s core strategy and skill set. In relation to opportunities that we deem attractive, we anticipate use of both debt and equity consideration to effect transactions, as appropriate. We believe that Molycorp is uniquely positioned in the market as a rare earth oxide, metal, and alloy producer to pair a constrained rare earth feedstock with downstream end-market opportunities, and expect that position to continue to contribute to the success of our downstream integration strategy.

Consistent with this strategy, the acquisition of Molycorp Silmet AS provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Additionally, through our acquisitions of Molycorp Silmet AS and MMA in April 2011, we added facilities and equipment for metal conversion and alloy production within the Molycorp organization. We intend to transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to our Molycorp Silmet AS and MMA facilities where we will produce rare earth metals and alloys. In December 2010, we entered into a nonbinding letter of intent with Hitachi to form downstream joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets. We have completed a joint feasibility study with Hitachi, and we are currently negotiating the joint venture agreements. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States.

Develop new higher margin products.

We intend to develop new higher margin products and processes for REEs that historically have had lower demand. For example, cerium is used primarily for glass polishing and has typically sold at prices lower than those for other REEs. However, we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that we have proven to be effective in removing arsenic and other heavy metals from industrial processing streams. This will allow our customers to more safely sequester arsenic and increase their production. We believe this product is applicable to a broad range of applications with higher margins than those historically applicable to cerium products due to the minimal increase in prices. For example, in addition to removing arsenic and other contaminants from industrial waste water, XSORBX® can also be used to treat drinking water, which we believe is an application with a higher margin as compared to cerium spot prices. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets. We are continuing to seek additional letters of intent and sales contracts with existing and new customers for sales of XSORBX®. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We will continue to focus on establishing proprietary markets for low-demand REEs to provide us with an opportunity to sell these REEs as higher margin products. Sales of XSORBX® generate their best cash flow when cerium is in surplus and low priced.

Risks That We Face

Although the Mountain Pass facility had been in continuous operation for 50 years, mining and milling operations ended in 2002, and our activities at the facility in recent years have consisted of manufacturing products from stockpiled feedstocks to improve our solvent extraction technologies and other processing capabilities, which have resulted in minimal revenue. Our ongoing modernization and expansion efforts at the Mountain Pass facility to reach our planned production rate of approximately 19,050 mt of REO per year by the end of 2012 and 40,000 mt of REO by the end of 2013 requires the commitment of substantial resources for operating expenses and capital expenditures. Our continued viability is based on successfully implementing our strategy, including our modernization and expansion plans at the Mountain Pass facility, successfully commencing mining operations at the facility and reaching full planned production rates in accordance with our expected timeframe. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

We are subject to numerous other risks that may adversely impact our ability to successfully implement our business strategy, including, without limitation:

•	our potential inability to obtain any incremental funding required to complete our modernization and expansion;

•	our potential inability to successfully establish or maintain collaborative, joint venture, technology transfer and licensing arrangements;

•	our potential inability to convert existing non-binding letters of intent with customers for the sale of REO products into binding contracts;

•	fluctuations in demand for, and prices of, rare earth products;

•	our potential inability to successfully implement new processing technologies and capabilities;

•	the competitive industry in which we operate;

•	customers pursuing rare earth alternatives or products that do not rely on rare earth products; and

•	the lack of development of new uses and markets for rare earth products.

For more information regarding these and other risks that we face, see “Risk Factors” beginning on page 20.

Our Corporate History and Structure

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation and was not, prior to the date of the consummation of its initial public offering, conducting any material activities.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. We refer to this process as the “corporate reorganization” throughout this prospectus. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. Immediately prior to the consummation of Molycorp, Inc.’s initial public offering, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock.

Company Information

Our principal executive offices are located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111, and our telephone number is (303) 843-8040. Our website address is www.molycorp.com. Information on or accessible through our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	10,000,000 shares (or 11,500,000 shares if the underwriters exercise their option to purchase additional shares of common stock in this offering in full)

Common stock outstanding after this offering	83,895,501 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

Concurrent private placement of convertible senior notes	Concurrently with this offering, we are conducting a private placement of $200.0 million in aggregate principal amount of our 3.25% Convertible Senior Notes due 2016. We have granted the initial purchasers of that offering an option to purchase up to an additional $30.0 million in aggregate principal amount of notes.

We estimate that the net proceeds to us from the concurrent private placement of our convertible senior notes, after deducting the initial purchasers’ discount and estimated offering expenses payable by us for the concurrent private placement of our convertible senior notes, will be approximately $193.8 million (or approximately $222.9 million if the initial purchasers in that offering exercise their option to purchase additional convertible senior notes in full). We intend to use the net proceeds from the concurrent private placement of our convertible senior notes to fund our initial modernization and expansion plan and our capacity expansion plan. See “Use of Proceeds.”

We cannot assure you that the private placement of convertible senior notes will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the private placement of convertible senior notes, and the closing of our private placement of convertible senior notes is not conditioned upon the closing of this offering. See the section of this prospectus entitled “Concurrent Private Placement of Convertible Senior Notes” for a summary of the terms of our convertible senior notes and a further description of the concurrent offering.

Risk factors	See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

NYSE symbol	Our common stock is listed on The New York Stock Exchange, or NYSE, under the symbol “MCP.”

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	no exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of our common stock;

•	no exercise of the initial purchasers’ option to purchase up to an additional $30,000,000 principal amount of convertible senior notes in the concurrent private placement;

•	the retroactive adjustment of a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock effective on July 9, 2010;

•	the conversion of all of our Class A common stock and Class B common stock into an aggregate of 53,125,000 shares of common stock immediately prior to the consummation our initial public offering as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the exclusion of shares of common stock expected to be issued to Sumitomo, subject to finalization of definitive agreements, various approvals and the satisfaction of numerous conditions;

•	the exclusion of 3,978,847 shares of common stock authorized and reserved for future issuance under our stock incentive plan. See “Management — Compensation Discussion and Analysis — Molycorp, Inc. 2010 Equity and Performance Incentive Plan”;

•	the exclusion of between 3,450,069 and 4,140,000 shares of common stock issuable upon conversion of our mandatory convertible preferred stock, depending on the applicable market value of our common stock and subject to anti-dilution, make-whole and other adjustments; and

•	the exclusion of any shares of common stock issuable upon conversion of our convertible senior notes.

Summary Consolidated Financial Data

Upon the formation of Molycorp, LLC on September 9, 2009, all members of Molycorp Minerals, LLC contributed their member interests to Molycorp, LLC in exchange for member interests in Molycorp, LLC. That exchange was treated as a reorganization of entities under common control and Molycorp Minerals, LLC is the predecessor to Molycorp, LLC. Accordingly, all financial information of Molycorp, LLC for periods prior to its formation is the historical financial information of Molycorp Minerals, LLC. Molycorp Minerals, LLC acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008.

The summary consolidated financial data as of and for the years ended December 31, 2010 and 2009, and for the period from June 12, 2008 (Inception) through December 31, 2010 has been derived from Molycorp, Inc.’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data for the period from June 12, 2008 (Inception) through December 31, 2008 has been derived from Molycorp, LLC’s audited consolidated financial statements and the related notes. The summary consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 has been derived from Molycorp, Inc.’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc., and, as a result, Molycorp, LLC became a wholly owned subsidiary of Molycorp, Inc. Accordingly, all financial information of Molycorp, Inc. for periods prior to the corporate reorganization is the historical financial information of Molycorp, LLC.

As a limited liability company, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million for the year ended December 31, 2009 would have generated an unaudited pro forma deferred income tax benefit of $11.3 million for the year ended December 31, 2009 assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

The unaudited pro forma balance sheet data as of March 31, 2011 has been prepared to give effect to the consummation of our private placement of convertible senior notes, as if it had occurred on March 31, 2011. The unaudited pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

The summary consolidated financial data set forth below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

						Total from
	Three Months		Year Ended		June 12, 2008	June 12, 2008
	Ended March 31,		December 31,	December 31,	(Inception) through	(Inception) through
Statement of Operations Data	2011(4)	2010	2010(4)	2009	December 31, 2008	December 31, 2010(4)
	(In thousands, except share and per share data)

Sales	$26,261	$3,018	$35,157	$7,093	$2,137	$44,387
Cost of goods sold(1)	(16,677)	(5,950)	(37,591)	(21,785)	(13,027)	(72,403)
Selling, general and administrative expense	(8,339)	(4,480)	(18,774)	(12,444)	(2,829)	(34,047)
Stock-based compensation	(2,899)	—	(28,739)	(241)	(150)	(29,130)
Depreciation and amortization expense	(83)	(95)	(319)	(191)	(19)	(529)
Accretion expense	(234)	(263)	(912)	(1,006)	(250)	(2,168)
Operating loss	(1,971)	(7,770)	(51,178)	(28,574)	(14,138)	(93,890)
Net loss	$(2,198)	$(7,749)	$(50,774)	$(28,587)	$(14,074)	$(93,435)
Weighted average shares outstanding (Common shares)(2)
Basic	82,253,700	48,155,533	62,332,054	39,526,568	38,829,225	48,306,760
Diluted	82,253,700	48,155,533	62,332,054	39,526,568	38,829,225	48,306,760
Loss per share of common stock(2):
Basic	$(0.04)	$(0.16)	$(0.81)	$(0.72)	$(0.36)	$(1.93)
Diluted	$(0.04)	$(0.16)	$(0.81)	$(0.72)	$(0.36)	$(1.93)

	Pro Forma	Three Months
	March 31,	Ended March 31,		December 31,	December 31,
Balance Sheet Data	2011	2011(4)	2010	2010(4)	2009
	(Unaudited)	(In thousands)

Cash and cash equivalents	$686,266	$492,495	$7,452	$316,430	$6,929
Total current assets	727,865	534,094	19,392	353,432	18,520
Total assets	898,498	699,473	101,026	479,560	97,666
Total non-current liabilities	181,628	12,922	13,847	12,335	13,528
Total liabilities	221,288	52,582	23,860	33,047	23,051
Members’ equity	—	—	77,166	—	74,615
Stockholders’ equity	677,210	646,891	—	446,513	—

						Total from
	Three Months		Year Ended		June 12, 2008	June 12, 2008
	Ended March 31,		December 31,	December 31,	(Inception) through	(Inception) through
Other Financial Data	2011	2010	2010	2009	December 31, 2008	December 31, 2010
	(In thousands)

Capital expenditures(3)	$26,345	$2,840	$33,129	$7,285	$321	$40,735

(1)	Cost of goods sold includes write-downs of inventory to estimated net realizable value of $0.6 million for the three months ended March 31, 2011 and 2010. Cost of goods sold includes write-downs of inventory to estimated net realizable value of $2.5 million, $9.0 million, $9.5 million and $21.0 million for the years ended December 31, 2010 and 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, respectively. Cost of goods sold also includes a $1.0 million write-down of bastnasite stockpile inventory based on estimated stockpile REO quantities at December 31, 2010 and $3.1 million of asset impairments for the year ended December 31, 2010.

(2)	Weighted average shares outstanding gives retroactive effect to the corporate reorganization, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of our initial public offering, and the 38.23435373-for-one stock split completed by Molycorp, Inc. on July 9, 2010 as if such events had occurred on June 12, 2008.

(3)	Reflected in cash flows from investing activities in our consolidated statements of cash flows.

(4)	As described in Note 13 to the financial statements for the year ended December 31, 2010 and in Note 10 to the financial statements for the three months ended March 31, 2011, these financial statements have been revised.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, you should carefully consider the following risk factors, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before making an investment in our common stock. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our business, operating results and financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Risks Related to Our Business

The production of rare earth products is a capital-intensive business and our ongoing modernization and expansion efforts at the Mountain Pass facility to reach initial planned production rates by the end of 2012 and to expand our capacity to produce up to approximately 40,000 mt of REO per year by the end of 2013 will require the commitment of substantial resources. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations.

Our ongoing modernization and expansion efforts at the Mountain Pass facility to reach initial planned production rates by the end of 2012 and to expand our capacity to produce up to approximately 40,000 mt of REO per year by the end of 2013 require the commitment of substantial resources for operating expenses and capital expenditures. We expect to incur approximately $531 million in capital costs to achieve full planned production rates under our initial modernization and expansion plan prior to December 31, 2012. In addition, we expect to incur approximately $250 million in additional capital costs to build additional production capacity prior to December 31, 2013. Our estimated expenses may increase in subsequent years as consultants, personnel and equipment associated with advancing development and commercial production are added. The progress of our modernization and expansion efforts at the Mountain Pass facility and the amounts and timing of expenditures will depend in part on the following:

•	the replacement of a significant portion of the existing process, plant and equipment that consists of aging or outdated facilities and equipment, retooling and development and the preparation of the mine pit for renewed production of ore;

•	maintaining required federal, state and local permits;

•	the results of consultants’ analysis and recommendations;

•	negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work;

•	negotiating sales and off-take contracts for our planned production;

•	the execution of any joint venture agreements or similar arrangements with strategic partners; and

•	other factors, many of which are beyond our control.

Most of these activities require significant lead times and must be advanced concurrently. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

The actual amount of capital required for the expansion and modernization of the Mountain Pass facility may vary materially from our current estimates, in which case we would need to raise additional funds, which may delay completion and have a material adverse effect on our business and financial condition.

The anticipated funding required to complete the expansion and modernization of the Mountain Pass facility, including the second phase capacity expansion, is based on certain estimates and assumptions we have made about the additional facilities, equipment, labor, permits and other factors required to complete the project. If any of these estimates or assumptions change, the actual timing and amount of capital required to complete the initial expansion and modernization of the Mountain Pass facility as well as the capacity expansion may vary materially from what we anticipate. Additional funds may be required in the event of significant departures from our current expansion and modernization plan, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses. There can be no assurance that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

There is no assurance that we will be able to successfully implement our capacity expansion plan within our current timetable, that the actual costs of the capacity expansion will not exceed our current estimated costs or that we will be able to secure off-take agreements for the incremental production capacity, and we cannot provide any assurance as to the actual operating costs once we have completed the capacity expansion.

Our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan. We will commence work on this second phase as we are working on our initial plan and there is no assurance that our work on the second phase will not interfere with our completion of the initial modernization and expansion plan. In certain cases, including separations and power, we will need to install additional capacity. We do not believe we will need to obtain additional permits for the capacity expansion, other than air and building permits. However there is no assurance that we will not in the future learn of permits that we will be required to obtain or existing permits that we will be required to modify. We have estimated, based on consultation with our project manager, that we will incur approximately $250 million in additional capital costs in connection with the capital expansion plan beyond those budgeted for our initial plan. However, this estimate has not been independently reviewed, and actual costs could vary significantly. We have not yet obtained this additional funding and there is no assurance that we will be able to do so on terms acceptable to us or at all. Because we will begin expenditures on our capacity expansion plan before completion of our initial modernization and expansion plan, any funding insufficiency for the capacity expansion could also impact completion of our initial plan.

We have not yet performed a detailed study of expected operating costs for this proposed second phase, and we have not yet commissioned SRK Consulting or any other expert to prepare an external model or study of operating costs. While we have not identified any reason to believe that there will be any per unit increase in operating costs under our capacity expansion plan as compared to our initial modernization and expansion plan (assuming we are able to sell all of our capacity), we cannot provide any assurances as to the actual operating costs, and such costs could be higher. We have also not secured off-take commitments for the incremental production from this second phase, and we cannot assure that we will secure such commitments.

Any failure to successfully implement our capacity expansion plan due to insufficient funding, delays or unanticipated costs, or to realize the anticipated benefits of our capacity expansion plan, including securing off-take commitments for the incremental production, could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in raising the necessary capital to execute our current business plan.

Under our current business plan, we intend to spend approximately $531 million through the end of 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility in connection with our initial modernization and expansion plan and expand into metal, alloy and magnet production. In addition, we expect to spend approximately $250 million in additional capital costs to build additional production capacity through the end of 2013 in connection with our capacity expansion plan, and we will need to obtain additional funding for such plan. If the assumptions on which we based our estimated capital expenditures of $781 million change or are inaccurate, we may require additional funding. We may also require additional financing as part of our collaborative joint ventures with Hitachi for the production of rare earth alloys and magnets in the United States, which is not included in our estimated capital expenditures of $781 million. Our estimated capital expenditures of $781 million also do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year.

We expect to finance these capital expenditures, our selling, general and administrative expenses, as well as our working capital requirements with our cash on hand from our initial public offering, our offering of mandatory convertible preferred stock, our proposed private placement of convertible senior notes and anticipated cash flows from operations, combined with traditional debt financing and project financing. We cannot assure you that the proposed private placement of convertible senior notes will be completed or, if completed, on what terms it will be completed. Additionally, on December 10, 2010, we entered into a memorandum of understanding with Sumitomo, pursuant to which Sumitomo agreed to, among other things, purchase $100 million of our common stock and arrange for a $30 million debt financing. The consummation of these transactions with Sumitomo is subject to the finalization of definitive agreements, various approvals and the satisfaction of numerous conditions. There can be no assurance that we will be successful in raising the incremental capital needed to fully execute our business plan on terms acceptable to us, or at all. Because we will begin expenditures on our capacity expansion plan before completion of our initial modernization and expansion plan, any funding insufficiency for the capacity expansion could also impact completion of our initial plan.

We currently have limited sources of revenue from our operations, and in order to modernize and expand the Mountain Pass facility, we may need to obtain additional debt and/or equity financing in addition to or in place of the potential financing arrangements identified above.

Our growth depends on the modernization and expansion of our Mountain Pass facility, which is our only rare earth mining and manufacturing facility.

Our only rare earth mining and manufacturing facility at this time is the Mountain Pass facility. Our continued viability is based on successfully implementing our strategy, including our modernization and expansion plans at the Mountain Pass facility, successfully commencing mining operations at the Mountain Pass facility and reaching full planned production rates in accordance with our expected timeframe. The deterioration or destruction of any part of the Mountain Pass facility may significantly hinder our ability to reach or maintain full planned production rates within the expected time frame or at all. If we are unsuccessful in reaching and maintaining full planned production rates for REOs at the Mountain Pass facility, within expected time frames or at all, we may not be able to build a sustainable or profitable business.

We may not successfully establish or maintain collaborative, joint venture and licensing arrangements, or establish new ones, which could adversely affect our ability to develop and commercialize our rare earth products.

A key element of our business strategy is to utilize vertical integration through further downstream processing of our REOs into rare earth metal alloys and finished magnets for clean-energy, high-technology and defense applications. Our acquisitions of Molycorp Silmet AS and MMA reflect this strategy. To implement this “mine-to-magnets” vertical integration successfully, we will need to license certain intellectual property related to these downstream processes and form a joint venture with an existing magnet producer for the final production of finished rare earth magnets. While we have entered into non-binding letters of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets, we may not be able to finalize definitive agreements and successfully consummate these partnerships. In addition, other licenses that may be necessary for some of these downstream processing steps have not yet been obtained, and we are currently only in negotiations with respect to a joint venture for the production of finished magnets. Any failure to establish or maintain collaborative, joint venture or licensing arrangements for the production of downstream products on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize downstream rare earth products.

We may not be able to convert existing letters of intent with customers for the sale of REO products into binding contracts, or meet the conditions necessary for customers to commence purchasing under existing contracts, which may have a material adverse effect on our financial position and results of operations.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We have agreed to supply one of our principal customers with a significant amount of our REOs, primarily lanthanum hydrate, through mid-2012 at market-based prices subject to a ceiling based on market prices at June 1, 2010 (currently in effect), and a floor. Based on current market trends we expect the ceiling to be in effect for the remaining term of this agreement. Pursuant to our second contract with that customer, we have agreed to supply the customer with approximately 75% of our lanthanum product production per year at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at the customer’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of May 13, 2011, we also had 17 non-binding letters of intent to sell our rare earth products. Prior to commencing full production, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production under our initial modernization and expansion plan and our capacity expansion plan, respectively. However, there can be no assurance that these customers will enter into binding sales contracts for the same amount of REO products as in the letters of intent, or at all, or that we will secure off-take commitments for the incremental capacity provided by our capacity expansion plan. The failure to enter into binding contracts, or the failure to meet the conditions necessary for customers to commence purchasing under existing agreements, may have a material adverse effect on our financial position and results of operations.

We face a variety of risks associated with acquiring and integrating new business operations that could have a significant negative impact on our business, financial condition and results of operations.

In April 2011, we acquired a 90.023% controlling stake in Molycorp Silmet AS in order to increase our rare earth production capacity and acquired MMA in order to provide us with the capability to immediately begin manufacturing and selling rare earth alloys for the production of NdFeB and samarium cobalt magnets, as well as a variety of other specialty alloys and products. We may in the future pursue other strategic acquisitions that we believe would expand our product offerings and capabilities or complement our business. We have limited experience making such acquisitions. Any acquisition that we make will be accompanied by the risks commonly encountered in acquisitions of businesses. The process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures. We may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise. We may incur costs necessary to reorganize, expand or otherwise modify existing operations to meet future production needs, and we may also incur closure, demolition and carrying costs for portions of properties, for which we have no operational uses. We may also have difficulty maintaining uniform standards, policies and controls across the organization. The process of integrating acquired businesses may also result in a diversion of management’s attention and cause an interruption of, or loss of momentum in, our activities. Additionally, any acquisition that we make may result in the assumption of material liabilities. Businesses and properties we acquire may be in an unexpected condition and may subject us to increased costs and liabilities, including environmental liabilities. The costs and liabilities associated with known risks may be greater than expected, and we may assume unknown liabilities, either of which could have a material adverse effect on our business, financial condition and results of operations. Foreign acquisitions involve risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. As a result of these risks, the anticipated benefits of these acquisitions may not be fully realized, if at all, and the acquisitions could have a material adverse effect on our business, financial condition and results of operations.

We have limited commercial production and revenues and there can be no assurance that we will successfully reach full planned production rates for REOs and other planned downstream products at the Mountain Pass facility or other facilities and obtain profitability.

We currently have limited commercial production and revenues from the Mountain Pass facility and have carried on our business at a loss since inception. We expect to continue to incur losses unless and until we achieve full planned production rates and generate sufficient revenues to fund our continuing operations. We expect to incur substantial losses for the foreseeable future related to operating expenses, modernization and expansion activities and other capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue to implement our business plan. The amounts and timing of expenditures will depend on the progress of our ongoing modernization and expansion efforts, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and other factors, many of which are beyond our control. As a result, we may not ever achieve profitability.

We rely on a limited number of customers for a significant portion of our revenue, and the loss of significant customers, or significant changes in prices or other terms with significant customers, prior to the completion of the restart of our mining operations and modernization and expansion of the Mountain Pass facility, could have a material adverse effect on our business, results of operations and financial condition.

There is a limited market for certain products that we currently produce from stockpile concentrates. We currently have six customers that individually account for a significant portion of our revenue. The percentage of our total sales that is attributed to these customers is as follows for the indicated periods.

	Year	Year
	Ended	Ended
	December 31, 2010	December 31, 2009

Mitsubishi Corporation Unimetals U.S.A.	24%	0%
W.R. Grace & Co.-Conn	21%	27%
Chuden Rare Earth Co. Ltd.	15%	0%
Shin-Etsu Chemical Co.	12%	0%
Corning Inc.	10%	4%
3M Company	7%	5%
Albemarle Corporation	0%	55%

If our total sales to these customers are reduced or if the prices we realize from these customers are reduced before we are able to reduce costs, our operating revenues would likely be materially adversely affected. As a result, significant changes in volume, prices or other terms with these customers, prior to the completion of the restart of our mining operations and modernization and expansion of the Mountain Pass facility could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by fluctuations in demand for, and prices of, rare earth products.

Because our sole source of revenue is the sale of rare earth minerals and products, changes in demand for, and the market price of, rare earth minerals and products could significantly affect our profitability. The value and price of our common stock and our financial results may be significantly adversely affected by declines in the prices of rare earth minerals and products. Rare earth minerals and product prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the U.S. dollar against foreign currencies on the world market, global and regional supply and demand for rare earth minerals and products, and the political and economic conditions of countries that produce rare earth minerals and products.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. Similarly, there can be no assurance that the recent increase in market prices will be sustained in future periods. Also, while we expect the recent earthquake/tsunami in Japan and its aftermath may have a short-term negative impact on market demand in the second and third quarters, we expect full recovery of demand by the fourth quarter of 2011. However, there can be no assurances that demand for and prices of rare earth products will not be impacted by these disasters. Protracted periods of low prices or demand for rare earth minerals and products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, REO production operations, impair asset values and reduce our proven and probable rare earth ore reserves.

Demand for our products may be impacted by demand for downstream products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for our products.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand and ultimately to the broader markets. Periods of high rare earth mineral market prices generally are beneficial to our financial performance. However, strong rare earth mineral prices, as well as real or perceived disruptions in the supply of rare earth minerals, also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for rare earth minerals and products, and at the same time may incentivize development of otherwise marginal mining properties. For example, automobile manufacturers have recently announced plans to develop motors for electric and hybrid cars that do not require rare earth metals, due to concerns about the available supply of rare earths. If the automobile industry reduces its reliance on rare earth products, the resulting change in demand could have a material adverse effect on our business.

Conditions in the rare earth industry have been, and may continue to be, extremely volatile, which could have a material impact on our company.

Conditions in the rare earth industry have been extremely volatile, and prices, as well as supply and demand, have been significantly impacted by a number of factors, principally (1) changes in economic conditions and demand for rare earth materials and (2) changes, or perceived changes, in Chinese quotas for export of rare earth materials. As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through March 2011, prices for rare earths have risen by approximately 1,500% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and praseodymium oxide) have risen by more than 2,000% on average. If conditions in our industry remain volatile, our stock price may continue to exhibit volatility as well. In particular, if prices or demand for rare earths were to decline, our stock price would likely decline, and this could also impair our ability to obtain remaining capital needed for development of our property and our ability to find purchasers for our products.

If we finance the necessary capital to execute our current business plan through a securities offering or debt financing, you may experience dilution in the event of an equity financing, or we may be highly leveraged in the event of a debt financing.

We may finance the capital expenditures necessary for our modernization and expansion costs, including the capacity expansion plan, through a public or private offering of securities or debt financing, including our proposed private placement of convertible senior notes. An equity offering, including any issuance of common stock to Sumitomo, will have the effect of diluting the proportionate equity interest and voting power of holders of our common stock. A debt financing may result in us being highly leveraged, and our level of indebtedness could restrict our ability to execute our current business plan.

Our business will be adversely affected if we do not successfully implement new processing technologies and capabilities.

Our processing technologies and capabilities are key components of our competitive strengths and are expected to contribute to low operating costs and increasing the life of the ore body at the Mountain Pass facility. In the second quarter of 2010, we began to process bastnasite concentrate from our stockpiles in an effort to significantly improve these technologies and capabilities and optimize recovery rates. Although this effort has been successful at pilot-scale level with over 95% recovery, we may not be able to scale the new technology and recovery rates to commercial levels, or may not be able to do so by the end of 2012, as planned. We are also working to optimize other steps in our production process. Any failure may affect our ability to achieve the expected benefits of the new technologies and may have a material adverse effect on our financial condition or results of operations.

We operate in a highly competitive industry.

The rare earths mining and processing markets are capital intensive and competitive. Our Chinese competitors may have greater financial resources, as well as other strategic advantages to maintain, improve and possibly expand their facilities. Additionally, the Chinese producers have historically been able to produce at relatively low costs due to domestic economic factors. Even upon successful implementation of the new processing technologies and capabilities at the Mountain Pass facility, if we are not able to achieve anticipated costs of production, then any strategic advantages that our competitors may have over us, such as lower labor costs, could have a material adverse effect on our business.

The success of our business will depend, in part, on the establishment of new uses and markets for rare earth products.

The success of our business will depend, in part, on the establishment of new markets by us or third parties for certain rare earth products that may be in low demand. Although we are developing rare earth products for use in NdFeB magnets, which are used in critical existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines and compact fluorescent lighting, the success of our business depends on creating new markets and successfully commercializing rare earth products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on our financial condition or results of operations.

An increase in the global supply of rare earth products, dumping and predatory pricing by our competitors may materially adversely affect our profitability.

The pricing and demand for our products is affected by a number of factors beyond our control, including growth of economic development and the global supply and demand for REO products. According to IMCOA, it is estimated that China accounted for approximately 97% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, a capacity that is not currently found in the United States. Once we reach full planned production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations and increased competition may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to obtain and maintain patent and trade secret protection for our products and methods. To compete in these markets, we rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights, including our proprietary rare earth production processes that are not patented. We also have a proven technology and product development group and as of May 13, 2011, we held 75 issued and pending U.S. patents and patent applications, and 176 issued and pending foreign patents and patent applications. We intend to rely on patented products, such as XSORBX®, and related licensing agreements to establish proprietary markets for low demand REEs. These intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or our inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents, or the cost to defend ourselves against patent infringement actions by others, could be substantial.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may not be able to obtain additional patents and the legal protection afforded by any additional patents may not adequately protect our rights or permit us to gain or keep any competitive advantage.

Our ability to obtain additional patents is uncertain and the legal protection afforded by these patents is limited and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents. Patents also will not protect our products and processes if competitors devise ways of making products without infringing our patents.

If we infringe, or are accused of infringing, the intellectual property rights of third parties, it may increase our costs or prevent us from being able to sell our existing products or commercialize new products.

There is a risk that we may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the United States and elsewhere in the world that relate to our rare earth products and processes. Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our expansion and modernization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

•	be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

•	be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

•	be required to redesign a product or process so it does not infringe a third party’s patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

Power shortages at the Mountain Pass facility may temporarily delay mining and processing operations and increase costs, which may materially adversely impact our business.

Due to its position on the regional electric grid, the Mountain Pass facility faces occasional power shortages during peak periods. Instability in electrical supply in past years has caused sporadic outages and brownouts and higher costs. Such outages and brownouts have had a negative impact on production. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy costs at the Mountain Pass facility as well as minimize or eliminate our reliance on the regional electric power grid. If the co-generation power plant is not installed, or is significantly delayed, we will remain subject to the effects of occasional power outages and brownouts and could experience temporary interruptions of mining and processing operations. We then may be unable to fill customer orders in a timely manner and may be subject to higher power costs at the Mountain Pass facility. As a result, our revenue could be adversely impacted and our relationships with our customers could suffer, adversely impacting our ability to generate future revenue. In addition, if power to the Mountain Pass facility is disrupted during certain phases of our REO extraction process, we may incur significant expenses that may adversely affect our business.

Increasing costs or limited access to raw materials may adversely affect our profitability.

We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility. While the technology used to produce hydrochloric acid and sodium hydroxide is well developed, this technology has not yet been implemented at the Mountain Pass facility. Accordingly, we currently purchase hydrochloric acid and sodium hydroxide in the open market and, as a result, we could be subject to significant volatility in the cost or availability of these reagents. We may not be able to pass increased prices for these reagents through to our customers in the form of price increases. A significant increase in the price, or decrease in the availability, of these reagents before we perfect our ability to produce them on site could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Fluctuations in transportation costs or disruptions in transportation services could increase competition or impair our ability to supply rare earth minerals or products to our customers, which could adversely affect our results of operations.

Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, derailments, adverse weather conditions or other environmental events and changes to rail or ocean freight systems could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

We must process REOs to exacting specifications in order to provide customers with a consistently high quality product. An inability to perfect the mineral extraction process to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations.

We process REOs to meet customer needs and specifications and to provide customers with a consistently high quality product and a purity higher than previously achieved in prior mining operations at the Mountain Pass facility. An inability to perfect the mineral extraction process to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations. In addition, customer needs and specifications may change with time. Any delay or failure in developing processes to meet changing customer needs and specifications may have a material adverse effect on our financial condition or results of operations.

Diminished access to water may adversely affect our operations.

Currently, processing of REOs requires significant amounts of water. The technology we are developing to significantly reduce our need for fresh water, including proprietary production of our own hydrochloric acid and sodium hydroxide from waste water at our own chlor-alkali plant at our Mountain Pass facility, has not yet been proven at commercial scale and has not yet been implemented. Although we believe our existing water rights and water supply are sufficient to meet our projected water requirements, any decrease or disruption in our available water supply until this technology is successfully developed may have a material adverse effect on our operations and our financial condition or results of operations.

Inaccuracies in our estimates of REO reserves and resource deposits could result in lower than expected revenues and higher than expected costs.

We base our REO reserve and resource estimates on engineering, economic and geological data assembled and analyzed by outside firms, which are reviewed by our engineers and geologists. Ore reserve estimates, however, are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and non-reserve REO deposits and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable REO reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of rare earth products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Any inaccuracy in our estimates related to our REO reserves and non-reserve REO deposits could result in lower than expected revenues and higher than expected costs or a shortened estimated life for the mine at the Mountain Pass facility.

Period-to-period conversion of probable rare earth ore reserves to proven ore reserves may result in increases or decreases to the total reported amount of ore reserves. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, is evaluated annually. Conversion rates are affected by a number of factors, including geological variability, applicable mining methods and changes in safe mining practices, economic considerations and new regulatory requirements.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

As of April 30, 2011, approximately 87 employees at the Mountain Pass facility were covered by a collective bargaining agreement with the United Steelworkers of America that expires in March 2012. A work stoppage at the Mountain Pass facility could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A shortage of skilled technicians and engineers may further increase operating costs, which may materially adversely affect our results of operations.

Efficient production of rare earth products using modern techniques and equipment requires skilled technicians and engineers. In addition, our expansion efforts will significantly increase the number of skilled technicians and engineers required to successfully operate our business. In the event that we are unable to hire and train the necessary number of skilled technicians and engineers, there could be an adverse impact on our labor costs and our ability to reach full planned production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or a key employee could have an adverse effect on our business. We may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management or other key employees if their services are no longer available.

Because of the dangers involved in the mining of minerals and the manufacture of mineral products, there is a risk that we may incur liability or damages as we conduct our business.

The mining of minerals and the manufacture of mineral products involves numerous hazards, including:

•	unusual and unexpected rock formations affecting ore or wall rock characteristics;

•	ground or slope failures;

•	environmental hazards;

•	industrial accidents;

•	processing problems;

•	periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and

•	mechanical equipment failure and facility performance problems.

Although we maintain insurance to address certain risks involved in our business, such as coverage for pollution liability, property damage, business interruption and workers compensation, there can be no assurance that we will be able to maintain insurance to cover these risks at economically feasible premiums. Additionally, we cannot be certain that all claims we may make under our insurance policies will be deemed to be within the scope of, or fully covered by, our policies. Furthermore, we do not maintain coverage for losses resulting from acts of terrorism. We might also become subject to liability for environmental damage or other hazards that may be uninsurable or for which we may elect not to insure because of premium costs or commercial impracticality. These policies contain limits of coverage and exclusions that are typical of such policies generally. For example, our pollution liability policy has $20 million aggregate and per incident limits and excludes, among other things, costs associated with closure, post-closure and reclamation. The payment of such premiums, or the assumption of such liabilities, may have a material adverse effect on our financial position and results of operations.

Risks Related to Environmental Regulation

Our operations are subject to extensive and costly environmental requirements; and current and future laws, regulations and permits will impose significant costs, liabilities or obligations or could limit or prevent our ability to continue our current operations or to undertake new operations.

We are subject to numerous and detailed international, national, federal, state and local environmental laws, regulations and permits, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, greenhouse gas, or GHG, emissions, water usage and disposal, pollution, waste management, plant and wildlife protection, including the protection of endangered species, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. As a result of our acquisition of Molycorp Silmet AS, we are also subject to foreign environmental laws and regulations, including those applicable in Estonia. These requirements may result in significant costs, liabilities and obligations, impose conditions that are difficult to achieve or otherwise delay, limit or prohibit current or planned operations. Consequently, the modernization and expansion of the Mountain Pass facility may be delayed, limited or prevented and current operations may be curtailed. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other sanctions. Pursuant to such requirements, we may also be subject to third-party claims, including for damages to property or injury to persons arising from our operations. Moreover, these environmental requirements, and the interpretation and enforcement thereof, change frequently and have tended to become more stringent over time. For example, GHG emission regulation is becoming more rigorous. As a result of our planned expansion at the Mountain Pass facility, we expect to be required to report annual GHG emissions from our operations, and additional GHG emission related requirements are in various stages of development. The U.S. Congress is considering various legislative proposals to address climate change. In addition, the U.S. Environmental Protection Agency, or EPA, has issued regulations, including the “Tailoring Rule,” that subject GHG emissions from certain stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. California is also implementing regulations pursuant to its Global Warming Solutions Act that will establish a state-wide cap-and trade program for GHG emissions. Our operations in Arizona and Estonia may also be subject to GHG requirements. Any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs, any of which could adversely affect our business, financial condition, reputation, operating performance and product demand.

Any future changes in these laws, regulations or permits (or the interpretation or enforcement thereof) or any sanctions, damages, costs, obligations or liabilities in respect of these matters could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the Occupational Safety and Health Act of 1970, the Federal Mine Safety and Health Act of 1977 and the California Occupational Safety and Health Program, and regulations adopted pursuant thereto, which impose stringent health and safety standards on numerous aspects of our operations.

Our operations at the Mountain Pass facility are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, which impose stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment and other matters. Our operations at the MMA and the Mountain Pass facilities are also subject to the Occupational Safety and Health Act of 1970. Our failure to comply with these or other applicable safety and health standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial condition or otherwise impose significant restrictions on our ability to conduct mineral extraction and processing operations.

Our operations may affect the environment or cause exposure to hazardous substances, any of which could result in material costs, obligations or liabilities.

Our operations currently use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous and naturally occurring radioactive wastes. The Molycorp Silmet AS facility in Estonia has a long history of industrial use, including uranium ore and alum shale processing, as a result of which its operations may have impacted the environment. In addition, our Estonian operations require the management and disposal of radioactive wastes. The Mountain Pass facility has been used for mining and related purposes since 1952, and contamination is known to exist around the facility. We may be subject to claims under environmental laws, regulations and permits for toxic torts, natural resource damages and other liabilities, as well as for the investigation and remediation of soil, surface water, groundwater and other environmental media. The Mountain Pass facility is currently subject to an order issued by the Lahontan Regional Water Quality Control Board pursuant to which we have conducted various investigatory and remedial actions, primarily related to certain onsite impoundments, including groundwater monitoring, extraction and treatment and soil remediation.

We are still in the process of delineating the extent of groundwater contamination at and around the facility and cannot assure you that we will not incur material costs relating to the remediation of such contamination. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. However, that contamination is being remediated by Chevron Mining Inc., who retained ownership of the ponds and the pipeline. In addition to claims arising out of our current or former properties, such claims may arise in connection with contaminated third-party sites at which we have disposed of waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share. These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous or radioactive materials or wastes associated with our operations, could have a material adverse effect on our business, reputation, results of operation and financial condition.

We may be unable to obtain, maintain or renew permits necessary for the development or operation of our facilities, which could have a material adverse effect on our business, results of operations and financial condition.

We must obtain, for all our operations, a number of permits that impose strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with our current and future operations, including the modernization and expansion of the Mountain Pass facility. To obtain, maintain and renew certain permits, we may be required to conduct environmental studies and collect and present data to governmental authorities pertaining to the potential impact of our current and future operations upon the environment, including the potential impact on endangered species, and to take steps to avoid or mitigate those impacts. The permitting rules, and interpretation thereof, are complex and have tended to become more stringent over time. In some cases, the public (including environmental interest groups) has rights to comment upon and submit objections to permit applications and environmental analysis prepared in connection therewith, and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental analyses and determinations and performance of permitted activities. Accordingly, permits required for our operations, including the modernization and expansion of the Mountain Pass facility, may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business and results of operations.

We are generally obligated to restore property after it has been mined in accordance with regulatory standards and our approved reclamation plan at our Mountain Pass facility. We are required under federal, state and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The failure to acquire, maintain or renew such assurances, as required by federal, state and local laws, could subject us to fines and penalties as well as the revocation of our operating permits. Such failure could result from a variety of factors, including:

•	the lack of availability, higher expense or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by third-party financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Our inability to acquire or failure to maintain or renew such financial assurances could have a material adverse effect on our business, financial condition and results of operations.

If the assumptions underlying our reclamation plan and mine closure obligations are inaccurate, we could be required to expend materially greater amounts than anticipated to reclaim mined property, which could materially and adversely affect our business, results of operations and financial condition.

Federal, state and local laws and regulations establish reclamation and closure standards applicable to our surface mining and other operations as well. Estimates of our total reclamation and mine closing liabilities are based upon our closure and reclamation plans, third-party expert reports, current applicable laws and regulations, certain permit terms and our engineering expertise related to these requirements. Any change in the underlying assumptions or other variation between the estimated liabilities and actual costs could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Ownership of Our Common Stock

A trading market that will provide our stockholders with adequate liquidity may not be sustained. Our common stock has only been publicly traded since July 2010, and the price of our common stock may fluctuate significantly. Accordingly, stockholders could lose all or part of their investment.

Our shares of common stock began trading on the New York Stock Exchange, or NYSE, in July 2010. An active trading market for our common stock may not be sustained, which could depress the market price of our common stock and could affect holders’ ability to sell their shares of common stock. Limited trading volumes and liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common stock and limit the number of investors who are able to buy our common stock.

The market price of our common stock has been, and is likely to continue to be, highly volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the extremely volatile rare earth industry;

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our stock or changes in financial estimates by analysts;

•	future sales of our common stock; and

•	other factors described in this “Risk Factors” section.

Our common stock price has been particularly affected by the volatility in the rare earths industry, as the high and the low sales price of our common stock in the period since we went public in July 2010 has ranged from a low of $12.10 to a high of $79.16. If conditions in our industry remain volatile, our common stock price may continue to exhibit volatility as well. In particular, if prices or demand for rare earth were to decline, our stock price would likely decline.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

Research analysts publish their own quarterly projections regarding our operating results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities research analysts’ projections. Similarly, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

Future sales, or availability for sale, of shares of common stock by stockholders could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, or the conversion of shares of our mandatory convertible preferred stock or convertible senior notes into common stock or the perception that conversion could occur, could depress the market price of our common stock. As of May 23, 2011, we had 83,895,501 shares of our common stock outstanding. All of these shares are freely tradable, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act of 1933 and the 1,593,419 shares of common stock issued to Silmet Grupp in connection with our acquisition of Molycorp Silmet AS. Following this offering, 29,180,408 shares of common stock, or 27,686,891 shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in this offering in full, will be beneficially owned by our affiliates. Additionally, up to 4,140,000 shares of common stock, subject to anti-dilution, make-whole and other adjustments, will be issuable upon conversion of shares of mandatory convertible preferred stock. Also, up to 2,801,120 shares of common stock (or up to 3,221,288 shares if the initial purchasers in the private placement of our convertible senior notes exercise their option to purchase additional convertible senior notes in full), subject to anti-dilution, make-whole and other adjustments, will be issuable upon conversion of the convertible senior notes. The common stock issuable upon conversion of the mandatory preferred stock will be freely tradeable and the common stock issuable upon conversion of the convertible senior notes is expected to be freely tradeable after the six-month anniversary of the issuance of such convertible senior notes.

Holders, some of whom are selling stockholders, of 39,326,303 shares of common stock (and following this offering, 29,326,303 shares of common stock, or 27,826,303 shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in this offering in full) have signed lock-up agreements under which they have agreed, subject to certain exceptions, including the sale of shares in this offering, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, permit the sale of these shares prior to the expiration of the lock-up agreements. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

Silmet Grupp has signed a lock-up agreement that imposes certain restrictions on Silmet Grupp’s ability to transfer the 1,593,419 shares of common stock issued to it in connection with our acquisition of Molycorp Silmet AS, including a 90-day lock-up period expiring on June 30, 2011 during which Silmet Grupp is restricted from offering, selling, pledging or otherwise transferring or disposing of such shares. Pursuant to the lock-up agreement, following the 90-day lock-up period, Silmet Grupp may not sell more than 159,341 shares of the common stock in any single public or private sale. Subject to compliance with the lock-up agreement, the 1,593,419 shares of common stock issued to Silmet Grupp in connection with our acquisition of Molycorp Silmet AS may be sold in the public market, subject to prior registration or qualification for an exemption from registration. On or before August 5, 2011, we are required to file a registration statement registering the sale from time to time of the 1,593,419 shares of common stock issued to Silmet Grupp. To the extent that Silmet Grupp sells, or indicates an intent to sell, substantial amounts of our common stock in the public market after the registration of its shares, the trading price of our common stock could decline significantly.

In addition, the 3,978,847 shares reserved for future issuance under our Molycorp, Inc. 2010 Equity and Performance Incentive Plan, as of May 13, 2011, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

The availability of shares of our common stock for sale in the future could reduce the market price of our common stock.

In the future, we may issue additional securities to raise capital, including our expected issuance of $100 million of common stock to Sumitomo, which is subject to the finalization of definitive agreements, various approvals and the satisfaction of numerous conditions. The number of shares of common stock issued to Sumitomo if definitive agreements are executed will vary depending on changes in the price of our common stock. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock in addition to our mandatory convertible preferred stock and convertible senior notes. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock. In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

We do not intend to pay dividends on our common stock, in the foreseeable future.

For the foreseeable future, we intend to retain any earnings, after considering any dividends on our preferred stock, to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. So long as any share of our mandatory convertible preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accumulated and unpaid dividends have been paid on our mandatory convertible preferred stock, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock. Accordingly, holders of our common stock must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their shares of common stock.

Our ability to use our net operating loss carryforwards may be subject to limitation due to significant changes in the ownership of our common stock.

As of March 31, 2011, we had gross net operating loss carryforwards of approximately $14.0 million for U.S. federal income tax purposes. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other tax attributes to offset its post-change income may be limited and may result in a partial or full writedown of the related deferred tax assets. An ownership change is defined generally for these purposes as a greater than 50% change in ownership over a three-year period, taking into account shareholders that own 5% or more by value of our common stock. Depending on the number of shares sold by the selling stockholders in this offering, it is possible that this offering, in combination with past and future transactions involving our common stock, will cause an ownership change to occur that would limit our ability to use our existing net operating loss carryforwards. As of March 31, 2011, we have established a full valuation allowance against our $21.3 million net deferred tax assets.

Anti-takeover provisions contained in our certificate of incorporation and bylaws after the corporate reorganization, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws provisions may have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless the business combination was approved in advance by our board of directors, results in the stockholder holding more than 85% of our outstanding common stock or is approved by the holders of at least 66 2/3% of our outstanding common stock not held by the stockholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights and convertible debt that could adversely affect the voting power of the holders of common stock.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights and convertible debt that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation, including shares of our mandatory convertible preferred stock and convertible senior notes. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock and/or convertible debt or even the ability to issue preferred stock and/or convertible debt could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

Our mandatory convertible preferred stock and convertible senior notes may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by our mandatory convertible preferred stock and our convertible senior notes that we are offering concurrently with this offering in a private placement. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of our mandatory convertible preferred stock and convertible senior notes;

•	possible sales of our common stock by investors who view our mandatory convertible preferred stock and/or convertible senior notes as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving our mandatory convertible preferred stock and our common stock and convertible senior notes.

There is no assurance that the concurrent private placement of our convertible senior notes will be completed.

There is no assurance that the concurrent private placement of our convertible senior notes will be completed or, if completed, on what terms it will be completed. If the concurrent private placement of our convertible senior notes is not completed, or is completed on terms unfavorable to us, our stock price and our ability to raise equity in the future may be adversely affected.

Our board of directors and management have broad discretion over the use of our cash reserves and might not apply this cash in ways that increase the value of your investment.

We have $492.5 million of cash and cash equivalents as of March 31, 2011, primarily from our initial public offering and our offering of mandatory convertible preferred stock. We presently intend to use the majority of our remaining cash reserves and any proceeds that may be received from the sale of our common stock to Sumitomo and our net proceeds from our private placement of convertible senior notes to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility in connection with our initial modernization and expansion plan and the capacity expansion plan and expand into metal, alloy and magnet production. Our board of directors and management have broad discretion to use our cash reserves, and you will be relying on their judgment regarding the application of this cash. Our board of directors and management might not apply the cash in ways that increase the value of your investment. Until we use the cash, we plan to invest it, and these investments may not yield a favorable rate of return. If we do not invest or apply the cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, particularly in a period of anticipated rapid growth, our operating results and financial condition could be harmed.

We will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the year ending December 31, 2011. Section 404 requires that we evaluate our internal control over financial reporting to enable management to report on the effectiveness of those controls. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with U.S. GAAP. While we have begun the comprehensive process of evaluating our internal controls, we are in the early phases of our review and we cannot predict the outcome of our review at this time. During the course of the review, we may identify control deficiencies of varying degrees of severity and we have undertaken a process to evaluate and improve our internal controls.

We have taken steps to improve our internal control over financial reporting and we have incurred significant costs to remediate identified deficiencies and improve our internal controls, and will incur additional expense as we undertake the modernization and expansion of the Mountain Pass facility. As we implement this modernization and expansion, the resulting growth in our business will require us to implement additional internal controls. To comply with Sarbanes-Oxley requirements, especially during this period of anticipated rapid growth, we will need to further upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff. If we are unable to upgrade our systems and procedures or hire the necessary additional personnel in a timely and effective fashion, we may not be able to comply with our financial reporting requirements and other rules that apply to public companies.

As a public company, we are required to report internal control deficiencies that constitute material weaknesses in our internal control over financial reporting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls.” If we qualify as an “accelerated filer” or a “large accelerated filer” under Rule 12b-2 of the Securities Exchange Act of 1934, or the Exchange Act, we will also be required to obtain an audit report from our independent registered public accounting firm beginning in 2011 regarding the effectiveness of our internal control over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, if we or, to the extent applicable, our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, or if we fail to comply with our financial reporting requirements, investors may lose confidence in the accuracy and completeness of our financial reports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Rare Earth Industry Overview” and “Business,” contains forward-looking statements that represent our beliefs, projections and predictions about future events or our future performance. You can identify forward-looking statements by terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative or plural of these terms or other similar expressions or phrases. These forward-looking statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievement described in or implied by such statements.

Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to:

•	our ability to secure sufficient capital to implement our business plans;

•	our ability to complete our initial modernization and expansion plan, as well as our capacity expansion plan, and reach full planned production rates for REOs and other planned downstream products;

•	uncertainties associated with our reserve estimates and non-reserve deposit information;

•	uncertainties regarding global supply and demand for rare earth materials;

•	our ability to maintain appropriate relations with unions and employees;

•	our ability to successfully implement our “mine-to-magnets” strategy;

•	commercial acceptance of our new products, such as XSORBX®;

•	environmental laws, regulations and permits affecting our business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by us;

•	uncertainties associated with unanticipated geological conditions related to mining; and

•	risks associated with the acquisition and integration of new business operations, including the failure to realize anticipated synergies and maximize the financial and strategic position of the combined enterprise.

See “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.

This prospectus also contains statistical data and estimates we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. See “Principal and Selling Stockholders.”

We estimate that we will receive net proceeds of approximately $193.8 million from our private placement of convertible senior notes (or $222.9 million if the initial purchasers in the private placement of convertible senior notes exercise their option to purchase additional convertible senior notes in full), after deducting the initial purchasers’ discount, estimated fees and expenses payable by us in our private placement of convertible senior notes.

Under our current business plan, we intend to spend approximately $531 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal and alloy production in connection with our initial modernization and expansion plan. In addition, we expect to incur approximately $250 million in additional capital costs to build additional production capacity by the end of 2013 in connection with our capacity expansion plan. Our estimated capital expenditures of $781 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year.

We presently intend to use the net proceeds from our private placement of convertible senior notes to fund our initial modernization and expansion plan and our capacity expansion plan. We anticipate that the remainder of the costs associated with our capacity expansion plan will be funded through additional traditional debt financing, project financing, additional public or private equity offerings, including our potential issuance of common stock to Sumitomo, and/or government programs, including the U.S. Department of Energy loan guarantee program. Because the costs associated with our initial modernization and expansion plan and our capacity expansion plan will be expended through 2012 and 2013, respectively, we may choose to pursue alternative funding for these plans, including other sources from our financing plan, in which case any remaining net proceeds from our private placement of convertible senior notes may be used for general corporate purposes, including, without limitation, to fund our working capital requirements and to develop new products, processes and technologies, both through acquisitions and capital programs.

Pending the use of our net proceeds from our private placement of convertible senior notes as described above, we plan to invest the proceeds in a variety of capital preservation investments, including short-term interest-bearing obligations, investment-grade instruments, certificates of deposit and direct guaranteed obligations of the United States.

COMMON STOCK PRICE RANGE

Our common stock is listed on The New York Stock Exchange under the symbol “MCP.” Our initial public offering was priced at $14.00 per share on July 29, 2010. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on The New York Stock Exchange.

	Low	High

Year ending December 31, 2011
Second Quarter (through June 9, 2011)	$51.08	$79.16
First Quarter	$40.25	$62.80
Year ended December 31, 2010
Fourth Quarter	$26.02	$55.22
Third Quarter (from July 29, 2010)	$12.10	$30.00

The last reported sales price for our common stock on June 9, 2011 is set forth on the cover page of this prospectus. As of June 3, 2011, there were approximately 88 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of March 31, 2011:

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance and sale by us of $200.0 million in aggregate principal amount of convertible senior notes and the receipt of the net proceeds by us, after deducting the initial purchasers’ discount and commissions and estimated offering fees and expenses payable by us for the private placement of our convertible senior notes.

The information in this table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 31, 2011
	Actual	Pro Forma
	(In thousands,
	except share and
	per share amounts)

Cash and cash equivalents	$492,495	$686,266

Long-term debt:
3.25% convertible senior notes due 2016 offered in the concurrent private placement(1)	$—	$168,706
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized and 2,070,000 shares issued and outstanding	2	2
Common stock, $0.001 par value; 350,000,000 shares authorized and 82,300,610 shares outstanding	82	82
Additional paid-in capital	742,440	772,759
Deficit accumulated during the development stage	(95,633)	(95,633)

Total equity (deficit)	646,891	677,210

Total capitalization	$646,891	$845,916

(1)	The information in the table above assumes no exercise of the initial purchasers’ option to purchase additional convertible senior notes. In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes reflects the approximate liability component net of the discount recognized in equity, excluding any tax effect.

DIVIDEND POLICY

Since our inception, we have not paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings, after considering any dividends on our preferred stock, to finance the development of our business. We do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends, including on our mandatory convertible preferred stock, will be at the discretion of our board of directors and will depend upon then-existing conditions, including our operating results and our financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. So long as any share of our mandatory convertible preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accrued and unpaid dividends have been paid on our mandatory convertible preferred stock, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Upon the formation of Molycorp, LLC on September 9, 2009, all members of Molycorp Minerals, LLC contributed their member interests to Molycorp, LLC in exchange for member interests in Molycorp, LLC. That exchange was treated as a reorganization of entities under common control and Molycorp Minerals, LLC is the predecessor to Molycorp, LLC. Accordingly, all financial information of Molycorp, LLC for periods prior to its formation is the historical financial information of Molycorp Minerals, LLC. Molycorp Minerals, LLC acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008.

The selected consolidated financial data as of and for the years ended December 31, 2010 and 2009, and for the period from June 12, 2008 (Inception) through December 31, 2010 has been derived from Molycorp, Inc’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data for the period from June 12, 2008 (Inception) through December 31, 2008 has been derived from Molycorp, LLC’s audited consolidated financial statements and the related notes. The selected consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 has been derived from Molycorp, Inc’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc., and, as a result, Molycorp, LLC became a wholly owned subsidiary of Molycorp, Inc. Accordingly, all financial information of Molycorp, Inc. for periods prior to the corporate reorganization is the historical financial information of Molycorp, LLC.

As a limited liability company, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million for the year ended December 31, 2009 would have generated an unaudited pro forma deferred income tax benefit of $11.3 million for the year ended December 31, 2009 assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

The unaudited pro forma balance sheet data as of March 31, 2011 has been prepared to give effect to the consummation of our private placement of convertible senior notes, as if it had occurred on March 31, 2011. The unaudited pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

						Total from
	Three Months		Year Ended		June 12, 2008	June 12, 2008
	Ended March 31,		December 31,	December 31,	(Inception) through	(Inception) through
Statement of Operations Data	2011(4)	2010	2010(4)	2009	December 31, 2008	December 31, 2010(4)
	(In thousands, except share and per share data)

Sales	$26,261	$3,018	$35,157	$7,093	$2,137	$44,387
Cost of goods sold(1)	(16,677)	(5,950)	(37,591)	(21,785)	(13,027)	(72,403)
Selling, general and administrative expense	(8,339)	(4,480)	(18,774)	(12,444)	(2,829)	(34,047)
Stock-based compensation	(2,899)	—	(28,739)	(241)	(150)	(29,130)
Depreciation and amortization expense	(83)	(95)	(319)	(191)	(19)	(529)
Accretion expense	(234)	(263)	(912)	(1,006)	(250)	(2,168)
Operating loss	(1,971)	(7,770)	(51,178)	(28,574)	(14,138)	(93,890)
Net loss	$(2,198)	$(7,749)	$(50,774)	$(28,587)	$(14,074)	$(93,435)
Weighted average shares outstanding (Common shares)(2)
Basic	82,253,700	48,155,533	62,332,054	39,526,568	38,829,225	48,306,760
Diluted	82,253,700	48,155,533	62,332,054	39,526,568	38,829,225	48,306,760
Loss per share of common stock(2):
Basic	$(0.04)	$(0.16)	$(0.81)	$(0.72)	$(0.36)	$(1.93)
Diluted	$(0.04)	$(0.16)	$(0.81)	$(0.72)	$(0.36)	$(1.93)

	Pro Forma	Three Months
	March 31,	Ended March 31,		December 31,	December 31,
Balance Sheet Data	2011	2011(4)	2010	2010(4)	2009
	(Unaudited)	(In thousands)

Cash and cash equivalents	$686,266	$492,495	$7,452	$316,430	$6,929
Total current assets	727,865	534,094	19,392	353,432	18,520
Total assets	898,498	699,473	101,026	479,560	97,666
Total non-current liabilities	181,628	12,922	13,847	12,335	13,528
Total liabilities	221,288	52,582	23,860	33,047	23,051
Members’ equity	—	—	77,166	—	74,615
Stockholders’ equity	677,210	646,891	—	446,513	—

						Total from
	Three Months		Year Ended		June 12, 2008	June 12, 2008
	Ended March 31,		December 31,	December 31,	(Inception) through	(Inception) through
Other Financial Data	2011	2010	2010	2009	December 31, 2008	December 31, 2010
	(In thousands)

Capital expenditures(3)	$26,345	$2,840	$33,129	$7,285	$321	$40,735

(1)	Cost of goods sold includes write-downs of inventory to estimated net realizable value of $0.6 million for the three months ended March 31, 2011 and 2010. Cost of goods sold includes write-downs of inventory to estimated net realizable value of $2.5 million, $9.0 million, $9.5 million and $21.0 million for the years ended December 31, 2010 and 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, respectively. Cost of goods sold also includes a $1.0 million write-down of bastnasite stockpile inventory based on estimated stockpile REO quantities at December 31, 2010 and $3.1 million of asset impairments for the year ended December 31, 2010.

(2)	Weighted average shares outstanding gives retroactive effect to the corporate reorganization, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of our initial public offering, and the 38.23435373-for-one stock split completed by Molycorp, Inc. on July 9, 2010 as if such events had occurred on June 12, 2008.

(3)	Reflected in cash flows from investing activities in our consolidated statements of cash flows.

(4)	As described in Note 13 to the financial statements for the year ended December 31, 2010 and in Note 10 to the financial statements for the three months ended March 31, 2011, these financial statements have been revised.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs and involves risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of various factors, including those discussed below, under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and in other parts of this prospectus.

Overview

Presentation

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisition, LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposits and associated assets, or the Mountain Pass facility, from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008. Molycorp, LLC, a Delaware limited liability company, which was the parent of Molycorp Minerals, was formed on September 9, 2009. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation that did not, prior to the date of the consummation of its initial public offering, conduct any material activities.

On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. As a result, Molycorp, LLC and Molycorp Minerals became subsidiaries of Molycorp, Inc. On June 15, 2010, Molycorp, LLC was merged with and into Molycorp Minerals.

On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. On August 3, 2010, Molycorp, Inc. completed its initial public offering of common stock. In connection with its initial public offering, Molycorp, Inc. issued 29,128,700 shares of common stock at $14.00 per share. Total net proceeds of the offering were $378.6 million after underwriting discounts and commissions and offering expenses payable by Molycorp, Inc. Immediately prior to the consummation of Molycorp, Inc.’s initial public offering, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock.

In the first quarter of 2011, Molycorp, Inc. completed a public offering of its 5.50% Series A mandatory convertible preferred stock, $0.001 par value per share. In connection with the offering of its Series A mandatory convertible preferred stock, Molycorp, Inc. issued 2,070,000 shares of Series A mandatory convertible preferred stock for $100.00 per share. Total net proceeds of the offering were $199.6 million after underwriting discounts and commissions and offering expenses payable by Molycorp, Inc. Each share of the Series A mandatory convertible preferred stock will automatically convert on March 1, 2014 into between 1.6667 and 2.0000 shares of Molycorp, Inc.’s common stock, subject to anti-dilution adjustments. At any time prior to March 1, 2014, holders may elect to convert each share of the Series A mandatory convertible preferred stock into shares of common stock at the minimum conversion rate of 1.6667 shares of common stock per share of Series A mandatory convertible preferred stock, subject to anti-dilution adjustments. The Series A mandatory convertible preferred stock is not redeemable.

On April 1, 2011, Molycorp Minerals, LLC completed the acquisition of a 90.023% controlling stake in Molycorp Silmet AS, one of only two rare earth processing facilities in Europe, in a transaction valued at approximately $89 million. Molycorp acquired 80% of the outstanding shares of Molycorp Silmet AS from Silmet Grupp in exchange for 1,593,419 shares of Molycorp common stock. Silmet Grupp will retain a 9.977% ownership interest in Molycorp Silmet AS. Molycorp acquired the other 10.023% from Treibacher

Industrie AG for $9.0 million in cash. The Molycorp Silmet AS acquisition provides Molycorp with a European base of operations and doubles Molycorp’s current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Molycorp Silmet AS will begin sourcing rare earth feed stocks for production of its products primarily from the Mountain Pass facility. Molycorp Silmet AS’s main focus will be on the production of rare earth oxides and metals, including didymium metal, a critical component in the manufacture of NdFeB magnets. Molycorp Silmet AS’s manufacturing operation is located in Sillamäe, Estonia. Molycorp Silmet AS currently sells products to customers in Europe, North and South America, Asia, Russia, and other former Soviet Union countries.

On April 15, 2011, Molycorp completed the acquisition from Santoku of all the issued and outstanding shares of capital stock of MMA in an all-cash transaction for $17.5 million. The acquisition provides Molycorp with access to certain intellectual properties relative to the development, processing and manufacturing of neodymium and samarium magnet alloy products. As part of the stock purchase agreement, Santoku will provide consulting services to Molycorp for the purpose of maintaining and enhancing the quality of Molycorp’s products. On the same date, Molycorp entered into a non-exclusive marketing and distribution agreement with Santoku for the sale and distribution of neodymium and samarium magnet alloy products.

Our Business

We are the only REO producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Following the execution of our “mine-to-magnets” strategy and completion of our modernization and expansion efforts, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. Our rare earths are critical inputs in many existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for REEs is projected to steadily increase both due to continuing growth in existing applications and increased innovation and development of new end uses.

Our goals are to:

•	develop innovative rare earth technologies and products vital to green energy, high-tech, defense and industrial applications;

•	be commercially sustainable, globally competitive, profitable and environmentally superior;

•	act as a responsible steward of our rare earth resources; and

•	use our technology to improve the daily lives of people throughout the world.

We have made significant investments, and expect to continue to invest, in developing technologically advanced and proprietary applications for individual REEs. Under our “mine-to-magnets” strategy, we plan to integrate the rare earths supply chain: mining; oxide processing; production of metals and alloys; and production of rare earth-based magnets. We are in the process of modernizing and expanding our production capabilities at our Mountain Pass facility, and our recent acquisitions of Molycorp Silmet AS and MMA provide us with additional capacity for the production of REOs as well as the ability to produce rare earth metals and alloys.

Our vision is to be the rare earth products and technology company recognized for its “ETHICS” — Excellence, Trust, Honesty, Integrity, Creativity and Safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the MSHA for three of the last six years.

Our Mine Process and Development Plans

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Recommencement of mining and milling operations is coincident with our initial modernization and expansion plan, which will give us the capacity to efficiently produce at a rate of approximately 19,050 mt of REO per year by the end of 2012. Additionally, upon the completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. Prior to the expected completion of our initial modernization and expansion efforts, we expect to produce approximately 3,000 mt per year in the aggregate of cerium products, lanthanum concentrate, didymium oxide and heavy rare earth concentrates from stockpiled feedstock.

We currently produce rare earth metals outside of the United States through a third-party tolling arrangement. Additionally, the acquisition of Molycorp Silmet AS provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Through our acquisitions of Molycorp Silmet AS and MMA in April 2011, we added facilities and equipment for metal conversion and alloy production within the Molycorp organization. We intend to transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to our Molycorp Silmet AS and MMA facilities where we will produce rare earth metals and alloys.

In December 2010, we entered into a non-binding letter of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets. We have completed a joint feasibility study with Hitachi and we are currently negotiating the joint venture agreements.

Our proposed joint ventures with Hitachi would provide us with additional access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans and our recent acquisitions of Molycorp Silmet AS and MMA, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into neodymium iron boron, or NdFeB, magnets. This downstream integration would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure a rare earth supply chain for the Rest of World.

We anticipate the cost to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal and alloy production in connection with our initial modernization and expansion plan to be approximately $531 million through 2012. Additionally, we estimate, based on consultation with our project manager, that we will incur approximately $250 million of capital costs through 2013 in connection with the second-phase capacity expansion plan. Our estimated capital expenditures of $781 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year. We expect to finance our remaining capital expenditures under the initial modernization and expansion and the second phase expansion plans as well as our working capital requirements, with our available cash balances of $492.5 million as of March 31, 2011, net proceeds from our private placement of convertible senior notes, anticipated revenue from operations and additional traditional debt financing, project financing, and/or government programs, including the U.S. Department of Energy, or DOE, loan guarantee program. We submitted a Part I application on June 2010 for up to $280 million. On July 21, 2010, the DOE deemed our application eligible for submission of a Part II application, which was submitted on December 31, 2010. Due to program and resource constraints, our application under Section 1705 of the DOE loan guarantee program, or LGP, was put on hold on May 10, 2011. At that time, DOE advised us that our project may be eligible for funding under Section 1703 of the LGP. We are currently evaluating our options under the LGP and we expect to conclude on the best course of action in the near term. On December 10, 2010, we entered into a memorandum of understanding with Sumitomo pursuant to which Sumitomo agreed to, among other things, purchase $100 million of Molycorp,

Inc.’s common stock and arrange for $30 million of debt financing. Sumitomo is currently conducting a due diligence review and the consummation of these transactions with Sumitomo is subject to the satisfaction of numerous conditions and finalization of definitive agreements.

Our Products and Markets

Since our acquisition of the Mountain Pass facility, we have been producing and selling small quantities of certain rare earth products from our pilot processes using stockpiled feedstocks. The purpose of this effort has been to significantly improve our solvent extraction technology and to develop other key technologies that will be utilized in the new process. In the first quarter of 2010, we completed our initial pilot processing of stockpiled lanthanum rich feedstock to produce didymium oxide (a combination of neodymium and praseodymium) and a higher purity lanthanum concentrate than we previously produced. Lanthanum products processed from the stockpiled material, which we sell to customers in the fluid catalytic cracking industry, has been our largest source of revenue to date.

We commenced a second pilot processing campaign in the second quarter of 2010 in an effort to commercially demonstrate our new cracking technology and to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility. Due to the success of this effort, we are producing cerium and lanthanum products, as well as didymium oxide from bastnasite concentrate stockpiles. In July 2010, we began selling our didymium oxide primarily to customers in the magnet industry. During the third quarter of 2010, we began selling our cerium products to customers in the automobile emissions catalyst production industry and we completed our initial sale of XSORBX® to the water treatment industry. Additionally, in the fourth quarter of 2010, we commenced production of didymium metal from our oxide through a third-party processor and began selling this product primarily to customers in the magnet industry during the first quarter of 2011. Also, in the first quarter of 2011, in anticipation of our acquisition, AS Silmet commenced contract tolling for us of mixed rare earth carbonates into lanthanum oxide, cerium carbonate, neodymium and praseodymium, which we began selling in 2011. With these products, we have begun expanding and diversifying our product mix and our customer base. As a result of these events, our product mix has been diversified and we are realizing revenue growth from increasing sales volumes and higher REO pricing.

Key Industry Factors

Demand for Rare Earth Products

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. If Mountain Pass and other rare earth projects do not commence production when anticipated, there will continue to be a gap between current and forecasted demand and supply. We believe that this anticipated market dynamic will underpin continued strong pricing.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through March 2011, prices for rare earths have risen by approximately 1,500% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide and praseodymium oxide) have risen by more than 2,000% on average.

	Prices (USD/Kg)
	October 1,	March 31,
Rare Earth Oxides	2009	2011	Change

Lanthanum	4.65	121	2,502%
Cerium	3.75	121	3,127%
Praseodymium	14	196	1,300%
Neodymium	14.25	201	1,311%
Samarium	4.5	106.5	2,267%
Europium	480	940	96%
Gadolinium	5.25	147	2,700%
Terbium	350	990	183%
Dysprosium	107.5	640	495%
Yttrium	10.25	143	1,295%

Supply of Rare Earth Products

China has dominated the global supply of REOs for the last ten years and, according to IMCOA, it is estimated that China accounted for approximately 97% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns beginning in August 2009 when China’s Interior Ministry first signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. Actual exports of rare earth ores and metals from China, however, continue to exceed export quotas mandated by the Chinese government. In response to this trend, China’s Ministry of Commerce announced on May 19, 2011 that it would further tighten its control over rare earth metals by expanding its export quota system and imposing higher taxes on rare earth ores. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, including dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

As a result of the internal industrial development, as well as economic, environmental and regulatory factors in China, there is uncertainty with respect to the availability of rare earth products from China. Although Chinese production of rare earth materials is increasing, export quotas imposed by the Chinese government are decreasing, thus reducing the amount of rare earth materials that China may export to the rest of the world. This reduction is occurring at a time when the demand for REEs is growing significantly.

Factors Affecting Our Results

Modernization and Expansion of Mountain Pass Facility

We anticipate a dramatic change in our business and results of operations upon the completion of our planned modernization and expansion of our Mountain Pass facility in connection with our initial modernization and expansion plan and the commencement of metal, alloy, and magnet production in 2012. For example, we expect to produce and sell a significantly expanded slate of products, including specialty cerium products for water treatment, neodymium and praseodymium metal, neodymium iron boron and samarium cobalt alloys for magnets, europium, gadolinium, and terbium oxides for phosphors, and dysprosium and terbium for magnets.

We acquired the Mountain Pass facility on September 30, 2008 from Chevron Mining Inc., which became the owner of the Mountain Pass facility in 2005 after Unocal Corporation merged with Chevron Corporation. Unocal Corporation had suspended most operations at the Mountain Pass facility by 2002 and, except for pilot processing activities, they remained suspended under Chevron Mining Inc.’s ownership. Additionally, significant reclamation work was completed at the Mountain Pass facility under Chevron Mining Inc.’s ownership.

We plan to utilize the assets we acquired from Chevron Mining Inc. as a foundation to build an integrated rare earth products and technology company, which requires considerable additional capital investment. We believe the application of improved technologies, along with the capital investment, will allow us to create a sustainable business by cost effectively producing high purity rare earth products. Between now and the start-up of the new processing facility, we anticipate further diversifying our product line through the production of samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles. Upon completion of the modernization and expansion of the Mountain Pass facility, we expect to produce lanthanum, cerium, praseodymium, neodymium, samarium, europium, gadolinium, terbium, dysprosium and yttrium in various chemical compounds and/or metal forms, including alloys. In addition to the modernization and expansion of the Mountain Pass facility and our acquisitions of Molycorp Silmet AS and MMA, we expect to significantly broaden our operations through the addition of a number of downstream activities and products, including rare earth metal production and NdFeB and samarium cobalt alloys. We intend to use some of the NdFeB alloy and dysprosium metal product in a magnet production facility, which we anticipate developing through a joint venture arrangement. Accordingly, upon full implementation of our “mine-to-magnets” strategy, we expect our new products to have significantly more applications and a broader market base than our current products.

Revenues

In the second quarter of 2010, we commenced a second pilot processing campaign to commercially demonstrate our new cracking technology and to further optimize our processing technologies and improve our recovery rates compared to historical operations at the Mountain Pass facility. Due to the success of this second pilot processing campaign, we are producing cerium and lanthanum products as well as didymium oxide from bastnasite concentrate stockpiles. In the fourth quarter of 2010, we commenced production of didymium metal from our oxide through a third-party processor. In the first quarter of 2011, AS Silmet commenced tolling for us of mixed rare earth carbonates into lanthanum oxide, cerium carbonate, neodymium and praseodymium. The addition of these new products has significantly increased the diversity of our product mix. The following is a summary of the percentage of revenue by significant product line for the three months ended March 31, 2011 and 2010.

	Three Months Ended
	March 31,
	2011	2010

Lanthanum products	44%	91%
Ceric Hydrate	30%	0%
Didymium products	18%	3%
Other cerium products	5%	1%

Our product mix is determined by a combination of global and regional supply and demand factors. Pricing of our product is usually set based on market prices for the month prior to shipment with a price floor, and in certain instances, with a price cap. Our revenue increased significantly for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010, due to the combination of a general increase in the market prices of REOs, and higher sales volumes of ceric hydrate and didymium products, which have significantly higher values than the lanthanum products that comprised substantially all of our sales in 2010. Sales for the three months ended March 31, 2011 included 696 mt of REOs, including purchased REOs, at an average price of $37.73 per kilogram compared to sales of 423 mt of REO at an average price of $7.13 per kilogram for the three months ended March 31, 2010. The quantities we sell are determined by the production capabilities of the Mountain Pass facility and by demand for our product, which is also influenced by the level of purity and consistency we are able to achieve. Our revenue also includes sales of finished products acquired as part of our acquisition of the Mountain Pass facility.

Pursuant to a contract with one of our principal customers, we are supplying a significant amount of our REOs, through mid-2012 at market-based prices subject to a ceiling based on market prices at June 1, 2010 (currently in effect), and a floor. Under a second contract, we will supply the same customer with approximately 75% of our phase one lanthanum product production per year at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at the customer’s option for an additional three-year period. Upon execution of definitive agreements pursuant to our memorandum of understanding with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. Although prices for REOs have generally increased since October 2009, this increase followed a period of generally lower prices corresponding with the global financial crisis beginning in 2008. Many factors influence the market prices for REOs and, in the absence of established pricing in customer contracts, our sales revenue will fluctuate based upon changes in the prevailing prices for REOs. We use various industry sources, including certain publications, in evaluating prevailing market prices and establishing prices for our products because there are no published indices for rare earth products, including alloys or magnets.

We expect our quarterly production for the rest of 2011 to range from approximately 40% to 50% higher than the first quarter due to increased processing capacity from the recent acquisitions of Molycorp Silmet AS and MMA and increased production from our Mountain Pass facility. Substantially all of our lanthanum production in 2011 (which accounts for approximately 60% of our production and is expected to be approximately 1,250 mt for the remainder of 2011), will be sold pursuant to the contract with one of our principal customers described above under which our pricing is subject to a price ceiling, which was set based upon market prices at the time the contract was entered (and which is well below current prices); production of our remaining materials will generally be sold based on prevailing market prices. Accordingly, our ability to realize prevailing market prices in the near term is limited due to that sales contract with one of our principal customers for our lanthanum product, which reverts to prevailing market pricing upon the completion of the initial modernization and expansion plan at Mountain Pass.

Cost of Goods Sold

Our cost of goods sold reflects the cost allocated to our inventory acquired as part of our acquisition of the Mountain Pass facility and, with respect to our recent sales of lanthanum and cerium products and didymium oxide, the subsequent processing costs incurred to produce the product. Because many of our costs are fixed costs as opposed to variable costs, as our production increases or decreases, our average cost per metric ton decreases or increases, respectively. Primary production costs include direct labor and benefits, maintenance, natural gas, electricity, operating supplies, chemicals, depreciation and amortization and other plant overhead expenses.

Currently, our most significant variable costs are chemicals and electricity. In the future, we intend to produce more of our chemicals at a plant on-site, which will reduce our variable chemical costs. We also intend to build a co-generation facility to provide power. Following such steps, natural gas will substantially replace third-party electricity costs and become one of our most significant variable costs.

We expect our labor and benefit costs to increase through 2013 due to the addition of personnel and consultants required to increase production to a rate of approximately 19,050 mt of REO per year by the end of 2012 in connection with our initial modernization and expansion plan and up to approximately 40,000 mt of REO per year by the end of 2013 in connection with our capacity expansion plan. In addition to volume fluctuations, our variable costs, such as electricity, operating supplies and chemicals, are influenced by general economic conditions that are beyond our control. Other events outside our control, such as power outages, have in the past interrupted our operations and increased our total production costs, and we may experience similar events in the future.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of: personnel and related costs; legal, accounting and other professional fees; occupancy costs; and information technology costs. We continue to experience increased selling, general and administrative expenses as we expand our business and operate as a publicly traded company. These expenses include increasing our staffing as we construct our new facilities and pursue other business development activities to execute our “mine-to-magnets” business plan. We have also experienced additional legal, compliance and corporate governance expenses, as well as additional accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees and increased premiums for certain insurance policies, among others. We have also incurred significant professional fees and other costs in connection with the business acquisitions that we completed in April 2011.

Income Taxes

Prior to our corporate reorganization, we operated entirely within limited liability companies, which were not directly liable for the payment of federal or state income taxes and our taxable income or loss was included in the state and federal tax returns of Molycorp, LLC’s members. Molycorp, Inc. is subject to U.S. federal and state income taxes. For the three months ended March 31, 2011, we incurred $0.2 million in income tax expenses and have placed a 100% reserve on our deferred tax assets.

Environmental

Our operations are subject to numerous and detailed international, national, federal, state and local environmental laws, regulations and permits, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, GHG emissions, water usage and disposal, pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability.

We retain, both within Molycorp and outside Molycorp, the services of reclamation and environmental, health and safety, or EHS, professionals to review our operations and assist with environmental compliance, including with respect to product management, solid and hazardous waste management and disposal, water and air quality, asbestos abatement, drinking water quality, reclamation requirements, radiation control and other EHS issues.

We have spent, and anticipate that we will continue to spend, financial and managerial resources to comply with environmental requirements. For example, we have acquired enough air emission offset credits for both our initial modernization and expansion plan and our second phase capacity expansion plan at our Mountain Pass facility. In addition, in the quarter ended March 31, 2011 and 2010, we incurred operating expenses of approximately $1.0 million and $1.3 million, respectively, associated with environmental compliance requirements at our Mountain Pass facility. The costs expected to be incurred as part of our on-going remediation at our Mountain Pass facility, which is expected to continue throughout the Mountain

Pass facility’s operating, closure and post-closure periods, are included as part of our asset retirement obligations. See “— Critical Accounting Policies and Estimates — Reclamation.” We anticipate the need to dispose of a portion of the wastewater in one of our evaporation ponds in order to repair recently detected lining tears. We estimate the wastewater transportation and disposal costs associated with this repair to be approximately $0.8 million in 2011. In addition, while our chlor-alkali plant is being constructed, we intend to remove and dispose of any wastewater generated in excess of our evaporation capability at an off-site location as a result of which we may incur additional significant costs.

We cannot predict the impact of new or changed laws, regulations or permit requirements, including the matters discussed below, or changes in the way such laws, regulations or permit requirements are enforced, interpreted or administered. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. It is possible that greater than anticipated environmental expenditures will be required in 2011 or in the future, including in connection with our acquisitions of Molycorp Silmet AS and MMA. We expect continued government and public emphasis on environmental issues will result in increased future investment for environmental controls at our operations. Additionally, with increased attention paid to emissions of GHGs, including carbon dioxide, current and future regulations are expected to affect our operations. We will continue to monitor developments in these various programs and assess their potential impacts on our operations.

Violations of environmental laws, regulations and permits can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations, facility shutdowns and other sanctions. In addition, environmental laws and regulations may impose joint and several liability, without regard to fault, for costs relating to environmental contamination at our facilities or from wastes disposed of at third-party waste facilities. The proposed expansion of our operations at the Mountain Pass facility is also conditioned upon securing the necessary environmental and other permits and approvals. In certain cases, as a condition to procuring such permits and approvals, we are required to comply with financial assurance requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. We typically obtain bonds as financial assurance for these obligations and, as of March 31, 2011, we had placed a total of $27.4 million of surety bonds with California state and regional agencies for our Mountain Pass facility. These bonds are collateralized by $18.2 million in cash, which we have placed in an escrow account. These bonds require annual payment and renewal. The EPA has announced its intention to establish a new financial assurance program for hardrock mining, extraction and processing facilities under the Federal Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, or the “Superfund” law, which may require us to establish additional bonds or other sureties. We cannot predict the effect of any such requirements on our operations at this time.

Impact of Inflation

The cost estimates associated with the modernization and expansion of the Mountain Pass facility described under the heading “— Liquidity and Capital Resources” have not been adjusted for inflation. In the event of significant inflation, the funds required to execute our business plan over the next few years could increase proportionately. This could delay or preclude our business expansion efforts, or require us to raise additional capital. In addition, historical inflation rates have been used to estimate the future liability associated with our future remediation and reclamation obligations as reflected in the asset retirement obligations in our consolidated financial statements included elsewhere in this prospectus. If inflation rates significantly exceed the historical inflation rates, our future obligations could significantly increase.

Foreign Currency Fluctuations

Substantially all of our product sales are denominated in U.S. dollars, so we have minimal exposure to fluctuations in foreign currency exchange rates. Our results are indirectly influenced by currency fluctuations, as the relative cost of our exports for a foreign buyer will increase as the U.S. dollar strengthens and decrease as the U.S. dollar softens in comparison to the applicable foreign currency.

Results of Operations

Three Months Ended March 31, 2011 and 2010

	Three Months Ended March 31,
(In thousands)	2011	2010	Change

Sales	$26,261	$3,018	$23,243
Cost of goods sold	(16,677)	(5,950)	(10,727)
Selling, general and administrative expenses	(8,339)	(4,480)	(3,859)
Stock-based compensation	(2,899)	—	(2,899)
Depreciation and amortization expense	(83)	(95)	12
Accretion expense	(234)	(263)	29

Operating loss	(1,971)	(7,770)	5,799
Other income (expense)
Other (expense) income	(168)	21	(189)
Interest income	140	—	140

Loss before income taxes	(1,999)	(7,749)	5,750
Provision for income taxes	(199)	—	(199)

Net loss	$(2,198)	$(7,749)	$5,551

Revenues

For the three months ended March 31, 2011 and 2010, our sales were $26.3 million and $3.0 million, respectively. This significant increase in revenue is due to the combination of a general increase in the price of REO products, as well as our diversification into new products, such as ceric hydrate and higher sales volumes of cerium and didymium products, which have much higher sale prices per kilogram than the lanthanum products that comprised substantially all our sales in 2010. The following is a summary of the revenue percentages by significant product for the three months ended March 31, 2011 and 2010.

	Three Months Ended
	March 31,
	2011	2010

Lanthanum products	44%	91%
Ceric Hydrate	30%	0%
Didymium products	18%	3%
Other cerium products	5%	1%

Our product mix is determined by a combination of global and regional supply and demand factors. Pricing of our product is usually set based on market prices for the month prior to shipment with a price floor, and in certain instances, with a price cap. Lanthanum sales for the three months ended March 31, 2011 consisted primarily of lanthanum oxide, which has a relatively higher sales price per kilogram compared to sales for the three months ended March 31, 2010, which consisted primarily of lanthanum concentrate that has a relatively lower sales price per kilogram. Both ceric hydrate and didymium products, which have a relatively higher sales price per kilogram as compared to our other products, accounted for 30% and 18%, respectively, of our total revenue for the three months ended March 31, 2011 as compared to zero and 3% for the three months ended March 31, 2010, respectively. With the commencement of our second pilot processing campaign, the production of lanthanum concentrate has been replaced by lanthanum chlorohydrate, which is a more marketable product. In total, for the three months ended March 31, 2011, we sold 696 mt of REO products at an average sales price of $37.73 per kilogram compared to sales of 423 mt of REO products at an average sales price of $7.13 per kilogram for the three months ended March 31, 2010. We anticipate cerium products, including XSORBX®, lanthanum products and didymium products to make up a significant percentage of our total revenue until we complete the modernization and expansion of the Mountain Pass facility.

Cost of Goods Sold

Our cost of goods sold was $16.7 million and $6.0 million for the three months ended March 31, 2011 and 2010, respectively. The higher costs for the three months ended March 31, 2011, compared to the three months ended March 31, 2010, were due to higher sales and higher production costs. Lower of cost or market inventory write-downs were $0.6 million for the three months ended March 31, 2011 and 2010, respectively.

Total production costs charged to inventory were $7.9 million and $3.0 million for the three months ended March 31, 2011 and 2010, respectively. Inventory purchases were $6.0 million and $0.2 million for the three months ended March 31, 2011 and 2010, respectively. The primary products we purchased during those periods were lanthanum oxide, cerium oxide, didymium metal and praseodymium oxide.

The following is a summary of the production and purchased quantities in mt by significant product for the three months ended March 31, 2011 and the corresponding production and purchased quantities for the three months ended March 31, 2010 (in mt).

	Three Months Ended
	March 31,
	2011	2010

Lanthanum products	415	239
Ceric Hydrate	170	—
Didymium products	122	69
Other cerium products	23	—

Production costs charged to inventory were higher during the three months ended March 31, 2011 as compared to the three months ended March 31, 2010, due to increased production levels. We expect to attain increased production levels throughout 2011.

Chemical costs allocated to production were $2.3 million and $0.4 million for the three months ended March 31, 2011 and 2010, respectively. Chemical costs in the first quarter of 2011 were higher compared to the same period in 2010 due to higher production levels, despite improved processing techniques that reduced chemical usage, and an increase in prices for chemicals.

Labor costs, including related employee benefits, allocated to production were $2.7 million and $1.9 million the three months ended March 31, 2011 and 2010, respectively. As of March 31, 2011 we had a total of 165 employees compared to 114 employees at March 31, 2010, which led to higher wage and employee related benefit expenses. During the first quarter of 2011, we also experienced increase in labor costs as compared to the first quarter of 2010, due to the annual wage increase required under our union contract in March 2011.

Maintenance costs, including maintenance labor and supplies, were $0.7 million and $0.5 million for the three months ended March 31, 2011 and 2010, respectively. Utility charges, which primarily include electricity, were $0.8 million and $0.4 million for the three months ended March 31, 2011 and 2010, respectively.

Other costs allocated to production, including depreciation, were $4.7 million and $2.4 million for three months ended March 31, 2011 and 2010, respectively. These costs were higher in the first quarter of 2011 due to the significant increase in depreciation expense from the placement of assets into service of over $7.0 million related to the second pilot processing campaign during the second quarter of 2010. These assets are being depreciated over a 32-month period as they will be decommissioned with the full restart of the mine at the end of 2012.

In March 2010, we also began blending our existing didymium oxide inventory, which, prior to blending, contained varying percentages of neodymium and praseodymium, to create a more consistent content which better meets customer specifications. As of March 31, 2011, approximately 500 mt were blended. Blended inventory is reclassified from work in process to finished goods.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (excluding share-based compensation) were $8.3 million and $4.5 million for the quarters ended March 31, 2011 and 2010, respectively. Beginning in the first quarter of 2010, we experienced a significant increase in professional fees primarily due to increasing our staffing as we prepared to start construction of our new facilities in January 2011 and other business development activities to execute our “mine-to-magnets” business plan. We have also experienced increased spending for accounting, information technology consulting and engineering services.

In addition, we recognized $2.9 million and $0 in share-based compensation in the three months ended March 31, 2011 and 2010, respectively.

Net Losses

Since our inception and our acquisition of the Mountain Pass facility, we have incurred significant net losses. Our net losses for the three months ended March 31, 2011 and 2010 were $2.2 million and $7.7 million, respectively.

Capital Expenditures

Our capital expenditures, on an accrual basis, totaled $41.3 million and $3.4 million for the three months ended March 31, 2011 and 2010, respectively. Most of the capitalized costs incurred during the three months ended March 31, 2010 are related to our second pilot processing campaign, which commenced in April 2010, and most of the capitalized costs for the three months ended March 31, 2011 relate to our modernization and expansion project at the Mountain Pass facility.

Outlook for the Remainder of 2011

For the next three quarters of 2011, we anticipate China-based producers and suppliers will continue to limit the quantity of REOs available outside of China, supporting strong pricing for REOs. We believe this trend will create opportunities for us to increase sales volumes and improve pricing terms for our products. While we expect the recent earthquake/tsunami in Japan and its aftermath may have a short term negative impact on market demand in the second and third quarters, we expect full recovery of demand by the fourth quarter. While the REO products we are currently able to produce remain limited by the capability of our existing production facilities, we anticipate further expanding our products and markets throughout the remainder of the year, including market penetration of our XSORBX® technology into the water treatment industry. We also anticipate supplying Molycorp Silmet AS and MMA with rare earth concentrates and REOs from our Mountain Pass facility to utilize their production capabilities and maximize value from these acquisitions. We believe that our revenue for the next nine months will be sufficient to fund our operating activities for the remainder of the year, which includes corporate selling, general and administrative expense.

Capital Investments

We are incurring significant capital expenditures under our plan to modernize and expand our Mountain Pass facility, as well as consistent expenditures to replace assets necessary to sustain safe and reliable production. Most of the facilities and equipment acquired in connection with the acquisition of the Mountain Pass facility are at least 20 years old. We are executing an accelerated modernization plan that includes the refurbishment of the Mountain Pass mine and related processing facilities through 2012 in order to increase REO production. We expect to incur approximately $531 million in property, plant and equipment additions in connection with our initial modernization and expansion plan prior to December 31, 2012, and up to an additional $250 million in property, plant and equipment to build additional production capacity in connection with our capacity expansion plan, prior to December 31, 2013.

All of the amounts for future capital spending described above are initial estimates that are subject to change as the projects are further developed. Total capital spending in 2011 is expected to be approximately $295 million.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year Ended December 31,
(In thousands)	2010	2009	Change

Sales	$35,157	$7,093	$28,064
Cost of goods sold	(37,591)	(21,785)	(15,806)
Selling, general and administrative expenses	(18,744)	(12,444)	(6,330)
Share-based compensation	(28,739)	(241)	(28,498)
Depreciation and amortization expense	(319)	(191)	(128)
Accretion expense	(912)	(1,006)	94

Operating loss	(51,178)	(28,574)	(22,604)
Other income (expense):
Other income	155	181	(26)
Interest (expense) income	249	(194)	443

Net loss	$(50,774)	$(28,587)	$(22,187)

Revenues

For the years ended December 31, 2010 and 2009, our revenues were $35.2 million and $7.1 million, respectively. This significant increase in revenue is due to the combination of a general increase in the prices of REO products and our diversification into new products, such as cerium hydrate and didymium oxide, which have much higher sales prices per pound than the lanthanum products we produced and sold in 2009. The following is a summary of the revenue percentages by significant products for the years ended December 31, 2010 and 2009.

	Year Ended
	December 31,
	2010	2009

Lanthanum products	38%	91%
Ceric Hydrate	24%	0%
Didymium Oxide	23%	0%

Lanthanum sales in the year ended December 31, 2010 consisted primarily of lanthanum oxide, which has a relatively higher sales price per kilogram compared to sales in the year ended December 31, 2009, which consisted primarily of lanthanum concentrate that has a relatively lower sales price per kilogram. Both ceric hydrate and didymium oxide, which have a relatively higher sales price per kilogram as compared to our other products, accounted for 24% and 23%, respectively, of our total revenue for the year ended December 31, 2010 as compared to zero for the year ended December 31, 2009. With the commencement of our second pilot processing campaign, the production of lanthanum concentrate has been replaced by lanthanum chlorohydrate, which is a more marketable product. In total, for the year ended December 31, 2010, we sold 1,883 metric tons of REO products at an average sales price of $18.67 per kilogram compared to sales of approximately 1,302 metric tons of REO products at an average sales price of $5.45 per kilogram for the year ended December 31, 2009. We anticipate cerium products, including XSORBX®, lanthanum products and didymium oxide to make up a significant percentage of our total revenue until we complete the modernization and expansion of the Mountain Pass facility.

Cost of Goods Sold

Our cost of goods sold was $37.6 million and $21.8 million for the years ended December 31, 2010 and 2009, respectively. The higher costs for the year ended December 31, 2010, compared to the year ended December 31, 2009, were due to higher sales and higher production costs, including costs associated with the transition to our second pilot processing campaign. These increased costs were partially offset by a decrease in our lower of cost or market inventory write-downs from approximately $9.0 million for the year ended December 31, 2009 to $2.5 million for the year ended December 31, 2010. Lower of cost or market write-downs were higher for the year ended December 31, 2009 as compared to the year ended December 31, 2010, due to lower market prices for certain products in 2009. During the fourth quarter 2010, an additional write-down of inventory of $1.0 million was recognized due to Bastnasite density survey results. Our processing facility was shut down during March 2010 due to high water levels in our evaporation ponds. In April and May 2010, operations were limited during the start-up phase of our second pilot processing campaign, which decreased production volumes during the first and second quarters of 2010. As a result of the shut down, labor, maintenance and other costs, such as depreciation expense, normally charged to inventory were expensed as period costs and are reflected in our higher cost of goods sold for the year ended December 31, 2010 compared to the same period in 2009.

Total production costs charged to inventory were $16.9 million and $23.4 million for the year ended December 31, 2010 and 2009, respectively. Inventory purchases were $9.3 million and $0.2 million for year ended December 31, 2010 and 2009. The primary products we purchased during those periods were lanthanum oxide, cerium oxide, didymium oxide metal and praseodymium oxide.

The following is a summary of the production and purchased quantities in metric tons by significant product for the year ended December 31, 2010 and the corresponding production and purchased quantities for the year ended December 31, 2009 (in metric tons).

	Year Ended
	December 31,
	2010	2009

Lanthanum products	857	1,579
Ceric Hydrate	248	—
Didymium Oxide	224	524

Production costs charged to inventory were lower during the year ended December 31, 2010 as compared to the year ended December 31, 2009, due to the plant shut-down and start-up of the second pilot processing campaign, as discussed above. We expensed $11.0 million of production-related costs that would have otherwise been charged to inventory if we maintained normal production levels during this time period. We expect to attain increased production levels during 2011.

Chemical costs allocated to production were $4.2 million and $6.7 million for the year ended December 31, 2010 and 2009, respectively. Chemical costs in the year ended December 31, 2010 were lower compared to the same period in 2009 due to lower production levels primarily during the first and second quarters and improved processing techniques that reduced chemical usage.

Labor costs, including related employee benefits, allocated to production were approximately $9.0 million and $9.2 million for the year ended December 31, 2010 and 2009, respectively. During the year ended December 31, 2009, labor costs include a bonus, which was granted to all union employees who worked on our NFL pilot processing development project of $1.4 million. The bonus was paid in March 2010. In the third quarter of 2010, union workers and other employees at our Mountain Pass facility received additional bonuses totaling approximately $0.2 million. Higher labor costs during the year ended December 31, 2009 were primarily attributable to the above mentioned bonus granted to all union employees on the NFL pilot project.

Maintenance costs, including maintenance labor and supplies, were $2.2 million and $1.9 million for the year ended December 31, 2010 and 2009, respectively. Utility charges, which primarily include electricity, were $2.1 million and $2.0 million for the year ended December 31, 2010 and 2009, respectively.

Other costs allocated to production, including depreciation, were approximately $10.5 million and $5.2 million for the year ended December 31, 2010 and 2009, respectively. These costs were higher in 2010 due to the significant increase in depreciation expense from the placement of assets into service of over $7.0 million related to the second pilot processing campaign.

In March 2010, we also began blending our existing didymium oxide inventory, which, prior to blending, contained varying percentages of neodymium and praseodymium, to create a more consistent content which better meets customer specifications. As of December 31, 2010, approximately 500 metric tons were blended. Blended inventory is reclassified from work in process to finished goods. We began selling the blended didymium oxide inventory in August 2010. In addition, we began shipments of didymium oxide inventory to an off-site processing facility to be converted into metal. Sales of didymium metal, which is processed offsite, commenced in the fourth quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (excluding share-based compensation) were $18.8 million and $12.4 million for the year ended December 31, 2010 and 2009, respectively. Beginning in the first quarter of 2010, we experienced a significant increase in professional fees primarily due to increasing our staffing as we prepared to start construction of our new facilities in January 2011 and other business development activities to execute our “mine-to-magnets” business plan. We have also experienced increased spending for accounting, information technology consulting and engineering services.

Share-based Compensation

Our share-based compensation expense was $28.7 million and $0.2 million for the years ended December 31, 2010 and 2009, respectively. Share-based compensation for the year ended December 31, 2010 is primarily associated with incentive shares granted November 1, 2009 which, on the grant date, were classified as a liability and valued at zero dollars using the intrinsic value method. In connection with the corporate reorganization and initial public offering on August 3, 2010, these shares were ultimately converted into 2,232,740 share of restricted common stock, 744,247 of which vested immediately with an additional 744,247 shares vesting on September 30, 2010 and the remaining shares vesting on the six-month anniversary of the initial public offering.

On November 4, 2010, the Compensation Committee of the Board of Directors approved a grant of 37,500 shares of restricted stock, with a three-year vesting period, to certain of our executive officers and a director.

Although we anticipate additional share-based awards in 2011, we expect share-based compensation to decrease through 2011 as the final vesting period for the incentive shares was completed on February 3, 2011.

Operating Losses

Since our inception and our acquisition of the Mountain Pass facility, we have incurred significant operating losses. Our operating losses for the years ended December 31, 2010 and 2009 were approximately $51.2 million and $28.6 million, respectively.

Capital Expenditures

Our capital expenditures, on an accrual basis, totaled $38.6 million and $7.1 million for the year ended December 31, 2010 and 2009, respectively. Most of the capitalized costs incurred during the year ended December 31, 2010 are related to our second pilot processing campaign, which commenced in April 2010, and the startup of our modernization and expansion project at the Mountain Pass facility. These costs were primarily associated with engineering and consulting fees.

Related Party Transactions

In May and July 2009, Molycorp entered into transactions with a stockholder under which it borrowed an aggregate $6.6 million, secured by certain product inventories. Borrowings under this agreement required interest at a variable rate of LIBOR plus one percent. On November 15, 2009, the stockholder converted outstanding advances plus accrued interest totaling $6.8 million into 2,303,033 shares of Molycorp common stock (giving effect to the Corporate Reorganization and the conversion of Class A common stock into common stock in connection with the IPO) in settlement of the obligation.

In June 2010, we borrowed approximately $5.0 million from Traxys North America (“Traxys”), the parent of one of our stockholders, TNA Moly Group, LLC. This borrowing was secured by certain product inventories and it carries an initial annual interest rate of 6%. The interest rate is based on a three-month LIBOR plus a margin, which is subject to change every three months. No adjustments have been made to the interest rate since the agreement was signed. Both parties have agreed that 50% of all didymium oxide sales will be subject to this agreement. As such, we have made principal and interest payments of $1.1 million and $0.2 million, respectively for the year ended December 31, 2010. As of December 31, 2010, the outstanding note payable to Traxys under this agreement was $3.1 million and $1.3 million in accounts payable related to the sales made, but not remitted to Traxys and affiliates as of December 31, 2010.

During 2010, we have jointly marketed and sold certain lanthanum oxide, cerium oxide and erbium oxide products with Traxys and its affiliates. Per the terms of the arrangement gross margin is split equally once all the costs associated with the sale are recovered by both parties. As a result of this arrangement, we recorded a related party receivable and a payable of $116,000 and $120,000 respectively. In addition, during 2010 we made purchases of lanthanum oxide and cerium oxide from Traxys and affiliates in the amount of $2.5 million. These products were subsequently sold to our customers. We have recorded a payable to Traxys and affiliates associated with these product purchases of $0.3 million as of December 31, 2010.

Year Ended December 31, 2009 Compared to Period from June 12, 2008 (Inception) to December 31, 2008

Due to the timing of our formation on June 12, 2008 and completion of the acquisition of the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. on September 30, 2008, the results of our operations for the year ended December 31, 2009 are not directly comparable to our results of operations for the period from our inception on June 12, 2008 to December 31, 2008, which we refer to as the period ended December 31, 2008. We did not have any revenue or cost of goods sold until the fourth quarter of 2008. Accordingly, the following discussion focuses on significant trends in our revenues, cost of sales and other operating expenses.

			Total from
		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	through	through
(In thousands)	December 31, 2009	December 31, 2008	December 31, 2009

Sales	$7,093	$2,137	$9,230
Cost of goods sold	(21,785)	(13,027)	(34,812)
Selling, general and administrative expenses	(12,444)	(2,829)	(15,273)
Stock-based compensation	(241)	(150)	(391)
Depreciation and amortization expense	(191)	(19)	(210)
Accretion expense	(1,006)	(250)	(1,256)

Operating loss	(28,574)	(14,138)	(42,712)
Other income (expense):
Other income (expense)	181	54	235
Interest (expense) income	(194)	10	(184)

Net loss	$(28,587)	$(14,074)	$(42,661)

Revenues

For the year ended December 31, 2009 and for the period ended December 31, 2008, our revenues were approximately $7.1 million and $2.1 million, respectively. Sales of lanthanum accounted for 91% and 72% of our sales for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. There is a limited market for our lanthanum and two customers together comprised 82% and 72% of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively.

We anticipate lanthanum and didymium oxide to make up a significant percentage of our total sales until we complete the modernization and expansion of the Mountain Pass facility, at which time we will no longer manufacture those products. We sell 100% of our lanthanum to customers in the United States.

Upon completion of the modernization and expansion of the Mountain Pass facility and the full implementation of our “mine-to-magnets” strategy, we expect to produce cerium, lanthanum, neodymium, praseodymium, samarium, dysprosium and terbium oxide and metal products, europium and gadolinium oxide products and NdFeB and samarium cobalt alloys. We intend to use some of the NdFeB alloy and dysprosium metal product in our magnet production plant. Our new products are expected to have significantly more applications than our current products, exposing us to a larger population of potential customers.

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2009 and for the period ended December 31, 2008 totaled approximately $21.8 million and $13.0 million, respectively. Included in the cost of sales for the year ended December 31, 2009 and the period ended December 31, 2008 are write-downs of inventory to estimated net realizable value of $9.0 million and $9.5 million, respectively. Our principal production costs include chemicals, direct labor and employee benefits, maintenance labor and materials, contract labor, operating supplies, depreciation, utilities and plant overhead expenses.

Total production costs charged to inventory were $23.4 million and $5.5 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. We produced 1,542 mt of lanthanum and 544 mt of didymium oxide in 2009 and 363 mt of lanthanum and 45 mt of didymium oxide in the period ended December 31, 2008. Inventory purchases were $0.2 million and $0.7 million for the respective periods. We primarily purchase lanthanum oxide, cerium oxide and praseodymium oxide that undergo further processing either at our facility or at an off-site location.

Our chemical costs were $6.7 million and $1.9 million for the year ended December 31, 2009 and for the period ended December 31, 2008, respectively. Unit chemical costs do not vary significantly based on production volumes and are primarily driven by market prices. In 2008, the most significant chemical cost related to caustic soda, representing approximately 57% of total reagent costs. We launched a program in 2009 that has allowed us to lower the quantity and costs associated with the use of caustic soda in our production process.

Labor costs, including related employee benefits, allocated to production were $9.2 million and $2.0 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Included in the labor costs is a bonus, which was granted to all union employees for working on our NFL pilot processing project, of $1.4 million and $0.3 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. The bonus was paid out in March 2010.

Maintenance costs, including maintenance labor and supplies, were $1.9 million and $0.5 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Maintenance costs remained consistent throughout this time period.

Other costs allocated to production include depreciation charges of $3.7 million and $0.9 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Depreciation allocated to products is primarily related to buildings, equipment and machinery used in the production process. We also accrued waste disposal charges of $1.5 million as of December 31, 2009 for disposal of by-products of production that are potentially hazardous.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2009 and for the period ended December 31, 2008 totaled $12.4 million and $2.8 million, respectively. Legal and accounting fees were $1.8 million and $0.5 million, respectively. Other consulting expenses, primarily related to engineering and technical consultants were $1.6 million and $0.5 million. These costs related primarily to engineering and resource studies as well as process development projects. Costs associated with research and development projects were $1.5 million and

$0.4 million and primarily are attributed to labor costs and materials and supplies. Management salaries and related benefits not capitalizable in inventory were $2.5 million and $0.9 million for the respective periods.

Operating Losses

Since our inception and our acquisition of the Mountain Pass facility, we have incurred significant operating losses. Our operating losses for the year ended December 31, 2009 and for the period ended December 31, 2008 were $28.6 million and $14.1 million, respectively. We have funded these operating losses entirely with proceeds from equity contributions from our initial investors.

Capital Investments

We expect to make significant capital expenditures under our plan to modernize and expand our Mountain Pass facility, as well as consistent expenditures to replace assets necessary to sustain safe and reliable production. Most of the facilities and equipment acquired in connection with the acquisition of the Mountain Pass facility are at least 20 years old. We have developed an accelerated modernization plan that includes the refurbishment of the Mountain Pass mine and related processing facilities beginning in 2010 through 2012 in order to increase REO production. We expect to incur approximately $531 million in property, plant and equipment additions in connection with our initial modernization and expansion plan prior to December 31, 2012, and up to an additional $250 million in property, plant and equipment additions to build additional production capacity in connection with our capacity expansion plan, prior to December 31, 2013.

All of the amounts for future capital spending described above are initial estimates that are subject to change as the projects are further developed. Total capital spending in 2010 of the Mountain Pass mine and related processing facilities was $31.4 million, of which $1.3 million is considered a down payment of the contract. Additional capital spending in 2010 of $7.2 million related to other capital expenditures.

For the year ended December 31, 2010, we recognized a $3.1 million, net of depreciation, impairment expense associated with the mill and crusher, including the associated asset retirement cost, as a result of our decision to replace rather than refurbish these assets.

Liquidity and Capital Resources

Under our current business plan, we intend to spend approximately $531 million through the end of 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal, alloy and magnet production in connection with our initial modernization and expansion plan. In addition, we expect to spend approximately $250 million in capital costs to expand production capacity through the end of 2013.

We expect to finance our remaining capital expenditures under the initial modernization and expansion and the second phase expansion plans as well as our working capital requirements, with our available cash balances of $492.5 million as of March 31, 2011, net proceeds from our private placement of convertible senior notes, anticipated revenue from operations and traditional debt financing, project financing, and/or government programs, including the DOE loan guarantee program. We submitted a Part I application on June 2010 for up to $280 million. On July 21, 2010, the DOE deemed our application eligible for submission of a part II application, which was submitted on December 31, 2010. Due to program and resource constraints, our application under Section 1705 of the DOE loan guarantee program, or LGP, was put on hold on May 10, 2011. At that time, DOE advised us that our project may be eligible for funding under Section 1703 of the LGP. We are currently evaluating our options under the LGP and we expect to conclude on the best course of action in the near term. On December 10, 2010, we entered into a memorandum of understanding with Sumitomo pursuant to which Sumitomo agreed to, among other things, purchase $100 million of Molycorp, Inc.’s common stock and arrange for $30 million of debt financing. Sumitomo is currently conducting a due diligence review and the consummation of these transactions with Sumitomo is subject to the satisfaction of numerous conditions and finalization of definitive agreements.

Our estimated capital expenditures of $781 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year. We currently expect that the cash acquired as part of our purchase of the controlling stake in Molycorp Silmet AS on April 1, 2011 and of all the issued and outstanding shares of capital stock of MMA on April 15, 2011, will be retained within those companies to fund their respective working capital needs.

Contractual Obligations

As of December 31, 2010, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
(In thousands)

Operating lease obligations(1)	$1,329	$266	$652	$411	$—
Purchase obligations(2)	121,353	65,069	13,761	10,306	32,217
Employee bonus obligations(3)	554	554	—	—	—
Asset retirement obligations(4)	21,011	353	6,932	584	13,142

Total	$144,247	$66,242	$21,345	$11,301	$45,359

(1)	Represents all operating lease payments for office space, land and office equipment.

(2)	Represents contractual commitments for the purchase of materials and services from vendors. Some of the agreements Molycorp, Inc. entered into with these vendors contain cancellation clauses stating the amount and timing of termination charges to Molycorp, Inc. In total, these charges range from a minimum of $3.1 million to a maximum of $17.4 million depending on the timing of cancellation.

(3)	Represents payments due to employees for awards under our annual incentive plan.

(4)	Under applicable environmental laws and regulations, we are subject to reclamation and remediation obligations resulting from our operations. The amounts presented above represent our estimated future undiscounted cash flows required to satisfy the obligations currently known to us.

During the three months ended March 31, 2011, we made payments for certain purchase obligations of $27 million, and entered into additional purchase obligations for materials and services from vendors, net of payments and accrued liabilities, of approximately $61 million. These obligations will be primarily paid by the first quarter of 2012.

Off-Balance Sheet Arrangements

As of the date of this prospectus, our only off-balance sheet arrangements are the operating leases and purchase obligations included in “— Contractual Obligations” above. Prior to September 13, 2010, our only off-balance sheet arrangement in addition to the operating leases included in “— Contractual Obligations” above, was our agreement to compensate our initial investors for providing collateral relating to our bonding obligations to various government agencies. In February 2009, the members of Molycorp Minerals incurred certain costs in providing letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by them was $18.2 million. In accordance with our agreement, we paid each stockholder a 5% annual return on the amount of collateral provided resulting in an aggregate payment of approximately $0.8 million for interest accrued through September 13, 2010.

Critical Accounting Policies and Estimates

Revenue and Costs of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable and collection is reasonably assured. Title generally passes upon shipment of product from our Mountain Pass facility. Prices are generally set at the time of or prior to shipment. Transportation and distribution costs are incurred only on sales for which we are responsible for delivering the product.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation and plant overhead.

Reclamation

Our asset retirement obligations, or AROs, arise from our San Bernardino County conditional use permit, approved mining plan and federal, state and local laws and regulations, which establish reclamation and closure standards for all aspects of our surface mining operation. Comprehensive environmental protection and reclamation standards require that we, upon closure of the Mountain Pass facility, restore the property in accordance with an approved reclamation plan issued in conjunction with our conditional use permit.

Our AROs are recorded initially at fair value, or the amount at which we estimate we could transfer our future reclamation obligations to informed and willing third parties. We use estimates of future third party costs to arrive at the AROs because the fair value of such costs generally reflects a profit component. It has been our practice, and we anticipate it will continue to be our practice, to perform a substantial portion of the reclamation work using internal resources. Hence, the estimated costs used in determining the carrying amount of our AROs may exceed the amounts that are eventually paid for reclamation costs if the reclamation work were performed using internal resources.

To determine our AROs, we calculate the present value of the estimated future reclamation cash flows based upon our permit requirements, which is based upon the approved mining plan, estimates of future reclamation costs and assumptions regarding the useful life of the asset to be remediated. These cash flow estimates are discounted on a credit-adjusted, risk-free interest rate based on U.S. Treasury bonds with a maturity similar to the expected life of the asset.

The amount initially recorded as an ARO for the Mountain Pass facility may change as a result of changes to the mine permit, and changes in the estimated costs or timing of reclamation activities. We periodically update estimates of cash expenditures associated with our ARO obligations in accordance with U.S. GAAP, which generally requires a measurement of the present value of any increase in estimated reclamation costs using the current credit-adjusted, risk-free interest rate. Adjustments to the ARO for decreases in the estimated amount of reclamation costs are measured using the credit-adjusted, risk-free interest rate as of the date of the initial recognition of the ARO.

At December 31, 2010, our accrued ARO obligation was $12.5 million. Of this amount, approximately $5.4 million is associated with the demolition and removal of buildings and equipment, approximately $4.0 million is associated with groundwater remediation and $3.1 million is associated with the remediation of tailing ponds, removal of land improvements and revegetation.

Property, Plant and Equipment

Property, plant and equipment associated with the acquisition of the Mountain Pass facility is stated at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

Reserves, Mineral Properties and Development Costs

Mineral properties represent the estimated fair value of the mineral resources associated with the Mountain Pass facility as of the acquisition date. We will amortize such mineral properties using the units of production basis over estimated proven and probable reserves.

Inventory

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet. Cash flows related to the sale of inventory are classified as operating activities in the consolidated statements of cash flows.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses Metal-Pages as an independent pricing source to evaluate market prices for REOs at the end of each quarter. Metal-Pages is a widely recognized pricing source within our industry, which collects and summarizes data from rare earth producers in China and Europe. We make appropriate modifications to the Metal-Pages prices, when applicable, to account for differences between the REO grade of our inventory and the REO grade assumed in the corresponding Metal-Pages price.

We evaluate the carrying value of finished goods and materials and supplies inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels and other factors and recognize related write-downs as necessary. Finished goods inventories that may not meet customer specifications or current market demand, and quantities that exceed a two year supply, generally require write-downs to estimated net realizable value.

We evaluate our stockpiled concentrates each quarter and recognize write-downs as necessary to adjust the carrying value to estimated net realizable value. Our analysis utilizes current market prices from Metal-Pages and estimated costs to complete the processing of our concentrates to REOs. Costs associated with the processing of concentrates through our planned modernized facilities are based on internal and external engineering estimates and primarily include labor and benefits, utilities, chemicals, operating supplies, maintenance, depreciation and amortization and plant overhead expenses. Our estimated costs per kilogram of REO to be produced in our modernized facilities are significantly lower than our current production costs per kilogram, resulting in a higher carrying value for our stockpiled concentrates. The use of new and proprietary technologies will allow us to improve our process recoveries and substantially reduce our water consumption. We will reduce our energy costs through the use of a natural gas powered co-generation power plant that will be installed as part of our modernization project. Additionally, we intend to produce our own hydrochloric acid and sodium hydroxide and recycle our acid and base, thereby reducing our cost of reagents. We estimate, based upon our current business plan and estimated future demand for the component rare earth elements to be recovered, that our inventory of stockpiled concentrates will be fully utilized in the production of our rare earth products by March 31, 2013.

Asset Impairments

We account for asset impairment in accordance with ASC 360, Property Plant and Equipment. Long-lived assets such as property, plant and equipment, mineral properties and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the related assets. An impairment loss is measured and recorded based on the discounted estimated future cash flows. Changes in significant assumptions underlying future cash flow estimates or fair values of assets may have a material effect on our financial position and results of operations.

Factors we generally consider important in our evaluation and that could trigger an impairment review of the carrying value of long-lived assets include the following:

•	significant underperformance relative to expected operating results;

•	significant changes in the way assets are used;

•	underutilization of our tangible assets;

•	discontinuance of certain products by us or by our customers;

•	a decrease in estimated mineral reserves; and

•	significant negative industry or economic trends.

The recoverability of the carrying value of our mineral properties is dependent upon the successful development, start-up and commercial production of our mineral deposit and the related processing facilities. Our evaluation of mineral properties for potential impairment primarily includes assessing the existence or availability of required permits and evaluating changes in our mineral reserves, or the underlying estimates and assumptions, including estimated production costs. The determination of our proven and probable reserves is based on extensive drilling, sampling, mine modeling, and the economic feasibility of accessing the reserves. Assessing the economic feasibility requires certain estimates, including the prices of REOs to be produced and processing recovery rates, as well as operating and capital costs. The estimates are based on information available at the time the reserves are calculated.

Although we believe the carrying values of our long-lived assets were realizable as of the relevant balance sheet date, future events could cause us to conclude otherwise.

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-29: Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. Molycorp is evaluating the potential impact of adopting this guidance on the Molycorp’s consolidated financial position, results of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Our operations may be impacted by commodity prices, geographic concentration, changes in interest rates and foreign currency exchange rates.

Commodity Price Risk

Our principal products, including cerium, lanthanum, praseodymium, neodymium, europium, samarium, gadolinium, dysprosium, and terbium, are commodities but are not traded on any commodity exchange. As such, direct hedging of the prices for future production cannot be undertaken. We generally do not currently have any long-term sales contracts with customers, so prices typically will vary with the transaction and individual bids received. Our products are primarily marketed to manufacturers as component materials. Prices will vary based on the demand for the end products being produced with the mineral resources we mine and process.

Our sales and profitability are determined principally by the price of the rare earth products that we produce and, to a lesser extent by the price of natural gas and other supplies used in the production process. The prices of our rare earth products are influenced by the price and demand of the end products that our products support, including clean energy technologies. A significant decrease in the global demand for these products may have a material adverse effect on our business. We currently have no hedging contracts in place and intend to consider hedging strategies in future.

Our costs and capital investments are subject to market movements in other commodities such as natural gas and chemicals. We may enter into derivative contracts for a portion of the expected usage of these products, but we do not currently have any derivative contracts and we do not currently anticipate entering into derivative agreements.

Interest Rate Risk

We do not currently have any debt obligations except our inventory financing arrangement with Traxys North America, LLC in the amount of $2.9 million as of March 31, 2011. Our exposure to interest rate risk as a result of this agreement would result in a roughly $30,000 increase/decrease in interest rate expense for every 1% increase/decrease in the underlying interest rate. Due to our limited borrowings, we are not significantly impacted by variations in interest rates at this time. Our exposure to interest rate risk would increase if, for example, we obtain and utilize debt facilities in the future.

Internal Controls

As a public company, we are required to comply with the record keeping, financial reporting, corporate governance and other rules and regulations of the SEC, including the requirements of the Sarbanes-Oxley Act, and other regulatory bodies. These entities generally require that financial information be reported in accordance with U.S. GAAP. As a private company, we were not required to have, and until late 2009 did not have, sufficient personnel with SEC and Sarbanes-Oxley experience. In addition, we were not required to comply with the internal control design, documentation and testing requirements imposed by Sarbanes-Oxley. Following our initial public offering, we became subject to these requirements.

Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. A material weakness in internal control over financial reporting is defined as a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

RARE EARTH INDUSTRY OVERVIEW

The Rare Earth Elements

The REE group includes 17 elements, namely the 15 lanthanide elements, which are cerium, lanthanum, neodymium, praseodymium, promethium (which does not occur naturally), samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as REOs. Light and heavy REEs are contained in all rare earth deposits, including in our deposit at Mountain Pass. Heavy REEs generally command higher sales prices on a per pound basis than light REEs because heavy REEs are not as prevalent. Cerium, lanthanum, neodymium, praseodymium and samarium are considered “light REEs” that are more predominant in bastnasite, while europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REEs” that are more predominant in monazite. Our reserves are bastnasite, but there are also known monazite occurrences on our property that we are currently examining.

Global Rare Earth Market

REEs have unique properties that make them critical materials to many existing applications upon which society has become dependent as well as many emerging applications. Examples include:

•	Clean-Energy Technologies: hybrid and electric vehicles, wind power turbines and compact fluorescent lighting;

•	High-Technology Applications: miniaturization of cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced Water Treatment: industrial, military, homeland security and domestic and foreign aid applications.

Rechargeable Batteries

One of the most effective rechargeable batteries is the nickel metal hydride, or NiMH, battery, which is used in nearly all hybrid and electric vehicles and many other electronic products. A mixed rare earth metal alloy is used as the anode in the NiMH battery. Cerium and lanthanum are the main REEs used in the NiMH battery.

Magnets

REEs are critical elements in the world’s strongest permanent magnets. These magnets are utilized in electric motors, a key component of all motor vehicles, especially hybrid and electric vehicles. A new and rapidly expanding use of rare earth permanent magnets is in wind turbine permanent magnet generators. Owing to the high power-to-weight ratio of the magnets, less material is required, permitting engines and generators to be considerably more powerful while at the same time smaller and lighter. The powerful REE-

based magnets have made possible the miniaturization of hard disk drives used in computers and many other electrical devices such as personal digital assistant devices and digital music players. Neodymium, praseodymium, samarium, and dysprosium are critical to the permanent magnet industry due to their unique magnetic properties. Today, nearly all magnetic rare earth products are produced from Chinese-sourced REOs, and there is no U.S. domestic manufacturer of neodymium iron boron, or NdFeB magnets, as confirmed by an April 2010 briefing to the United States Government Accountability Office, or U.S. GAO briefing, titled “Rare Earth Materials in the Defense Supply Chain,” which was prepared in accordance with the National Defense Reauthorization Act for Fiscal Year 2010 (Pub L. No. 111-84).

Based on estimates by IMCOA, in 2015 global demand for rare earths used in magnets is estimated at 48,000 mt of REO, which includes modest use by the wind energy sector. In addition, IMCOA estimates global demand for neodymium for all applications in 2015 at 39,000 mt, of which 35,500 mt is expected to be required by the magnet industry. This compares with an estimated global supply of neodymium for all applications in 2015 at 32,600 mt (assuming Molycorp is producing at rate of 20,000 mt of REO per year). Of this amount, China is forecast by IMCOA to produce 23,700 mt of neodymium per year by 2015, which IMCOA estimates to be equivalent to only 80% of China’s forecast consumption of 30,000 mt per year. IMCOA is also of the view that an additional 5-10,000 mt of neodymium per year could be consumed by the wind energy sector by 2015, if available at reasonable prices. This anticipated shortfall in global neodymium production and the potential growth in the wind energy market was an important factor in Molycorp’s decision to approve its second-phase capacity expansion plan.

Catalysts

REEs are commonly used as a form of catalyst, referred to as a fluid bed cracking catalyst. Fluid bed cracking catalysts are being used increasingly in the oil industry because they enhance the efficiency of separating various fractions from crude oil during the refining process. Lanthanum is the main REE used in fluid bed cracking catalysts.

REEs are also used in other forms of catalysts. A catalytic converter is a device fitted to the exhaust system of a combustion engine that reduces the toxicity of emissions. Recent technological advances have seen the emergence of the three-way catalytic converter. This device reduces toxic nitrogen oxides to more benign nitrogen and oxygen, oxidizes toxic carbon monoxide to carbon dioxide and oxidizes unburnt hydrocarbons. Cerium is the REE used in catalytic converters, where it forms part of the catalyst. Increasingly stringent vehicle emission laws are being introduced throughout the world, and, according to the Manufacturers of Emission Controls Association, 100% of new vehicles sold in the United States are equipped with three-way catalytic converters while many developing nations are also mandating that new passenger cars be equipped with three-way catalytic converters.

Water Treatment

We have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, which removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. This product, which we have proven to be effective in removing arsenic and other contaminants from water, is applicable to a broad range of applications. There are several opportunities for us to commercialize this technology in the industrial, defense, foreign aid and outdoor enthusiast sectors. For example, we have applied the technology in the mining and smelting industries as a means to improve management of arsenic-laden process streams and have also developed a portable drinking water filtration system for U.S. defense applications and for the outdoor recreation industry. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets. Sales of XSORBX® generate their best cash flow when cerium is in surplus and low priced.

Demand for Rare Earth Products

The lack of available substitutes makes REEs essential for existing and emerging technologies. According to IMCOA, global demand in 2010 is estimated to be approximately 125,000 mt of REO, roughly equivalent to the 2008 demand level.

Global demand for rare earths by market (mt of REO): 2010E & 2015E

Source: IMCOA (March 2011)

Factors that could influence upward demand for rare earth products include:

•	the use of neodymium, praseodymium and dysprosium in high-strength NdFeB magnets that are critical to hybrid and electric vehicles and the increased construction of wind power generation facilities, particularly off-shore installations;

•	the use of lanthanum and cerium for NiMH batteries that are utilized in hybrid and electric vehicles;

•	the use of europium, terbium and yttrium in the production of compact fluorescent light bulbs;

•	the use of high-strength NdFeB magnets in the miniaturization of electronic products;

•	the use of lanthanum by refineries processing lower quality crude oil that consumes greater quantities of fluid cracking catalysts;

•	the increased use of REEs in the drive to improve energy efficiency and reduce greenhouse gas, or GHGs, by the United States and the European Union;

•	the use of cerium in advanced water filtration applications; and

•	continued research and commercialization of new applications for rare earths products.

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA, global demand for rare earths is expected to increase at a compound annual growth rate, or CAGR, of approximately 6-10% between 2010 and 2015. In addition, according to IMCOA, global demand for rare earths used in magnets is expected to grow at a CAGR of approximately 10-15% over the same period. IMCOA estimates that total global demand for rare earths is expected to increase from 125,000 mt in 2010 to 185,000 mt in 2015, which results in a CAGR of approximately 8% for that period.

Supply for Rare Earth Products

China has dominated the global supply of REOs for the last ten years and, according to IMCOA, accounted for approximately 97% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns beginning in August 2009 when China’s Interior Ministry first signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,000 mt of REO in 2005 to approximately 50,000 mt of REO in

2009. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. Actual exports of rare earth ores and metals from China, however, continue to exceed export quotas mandated by the Chinese government. In response to this trend, China’s Ministry of Commerce announced on May 19, 2011 that it would further tighten its control over rare earth metals by expanding its export quota system and imposing higher taxes on rare earth ores. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of projected increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States, as confirmed by the April 2010 U.S. GAO briefing.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

According to the April 2010 U.S. GAO briefing:

•	the Mountain Pass mine is the largest non-Chinese rare earth deposit in the world;

•	other U.S. rare earth deposits exist, but these deposits are still in early exploratory stages of development;

•	officials emphasized the significance of the widespread use of commercial-off-the-shelf products in defense systems that include rare earth materials, such as computer hard drives;

•	heavy REEs, such as dysprosium, which provide much of the heat-resistant qualities of permanent magnets used in many industry and defense applications, are considered to be important;

•	government and industry officials told the U.S. GAO that where rare earth materials are used in defense systems, the materials are responsible for the functionality of the component and would be difficult to replace without losing performance;

•	a 2009 National Defense Stockpile configuration report identified lanthanum, cerium, europium and gadolinium as having already caused some kind of weapon system production delay and recommended further study to determine the severity of the delays; and

•	defense systems will likely continue to depend on rare earth materials, based on their life cycles and lack of effective substitutes.

The forecasted demand by IMCOA set forth in the graph below assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA expects that this anticipated market dynamic will underpin continued strong pricing.

Global Rare Earths Supply & Demand, 2005-2020 (mt REO)

Source: IMCOA (March 2011)(1)

(1)	Does not reflect our potential to increase production to 40,000 mt of REO per year following the completion of our capacity expansion plan, but instead reflects our production of 19,050 mt of REO per year beginning in 2013.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through March 2011, prices for rare earths have risen by approximately 1,500% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and praseodymium oxide) have risen by more than 2,000% on average.

In 2008, global production of rare earths was estimated at approximately 129,000 mt of REO according to Roskill. According to IMCOA, China accounted for approximately 97% of this total. As a result of economic, environmental and regulatory factors in China, as well as internal industrial development, there is uncertainty with respect to the availability of rare earth products from China. Although Chinese production of rare earth materials is increasing, export quotas imposed by the Chinese government are decreasing, thus reducing the amount of rare earth materials that China may export for the rest of the world. This reduction is occurring at a time when the demand for REEs is growing significantly.

In anticipation of increasing demand, there are a limited number of rare earth projects outside of China, which are at various stages in the development phase. The success of any other rare earth projects depends on a number of factors, including:

•	REO grade;

•	obtaining and maintaining operating and environmental permits;

•	acceptance in the marketplace as a long-term viable alternative to Chinese production;

•	the amount of recoverable high-value REEs contained in ore (such as neodymium, praseodymium, europium and dysprosium);

•	reserve life;

•	the ability to separate and concentrate rare earth minerals;

•	the ability to economically crack rare earth mineral concentrates and produce high yields;

•	the ability to separate REEs and manufacture finished products;

•	natural radioactive material content of the ore and the ability to responsibly and economically manage radioactive waste;

•	the cost of bringing the property into production; and

•	access to critical infrastructure, including electricity, fuel and transportation.

BUSINESS

Our Business

We are the only REO producer in the Western hemisphere, and we own one of the world’s largest, most fully developed rare earth projects outside of China. Furthermore, following the execution of our “mine-to-magnets” strategy and completion of our initial modernization and expansion plan, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan, which we expect to result in the ability to produce approximately double our REO production capacity over the amount we will be able to produce upon completion of our initial modernization and expansion plan.

Our rare earths are critical inputs in many existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. We have made significant investments, and expect to continue to invest, in developing technologically advanced applications and proprietary applications for individual REEs.

Our product mix is determined by a combination of global and regional supply and demand factors. Pricing of our product is usually set based on market prices for the month prior to shipment with a price floor, and in certain instances, with a price cap. For the three months ended March 31, 2011, and the years ended December 31, 2010 and 2009, we generated $26.3 million, $35.2 million and $7.1 million of revenue, respectively, from sales of products manufactured from stockpiled feedstocks, although these levels of revenue are not representative of our planned level of operations after we complete our initial modernization and expansion plan and capacity expansion plan.

Our Mine Process and Development Plans

We and SRK Consulting estimated total proven reserves as of February 6, 2010 of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, at our Mountain Pass mine. Upon the completion of our initial modernization and expansion plan, which we expect to be completed by the end of 2012, we expect to have the ability to produce approximately 19,050 mt of REO per year at our Mountain Pass facility. Upon the completion of our recently approved capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial plan. Based on our estimated reserves and an expected annual production rate of approximately 19,050 mt of REO under our initial modernization and expansion plan, our expected mine life is in excess of 30 years (SRK Consulting has preliminarily indicated, however, that doubling the amount of production pursuant to the second-phase capacity expansion plan would reduce the current mine life by half, assuming no additional exploration, no realization of anticipated improvements in recoveries, and all other factors such as cut-off grade remain constant.)

Mine-to-Oxides

At our Mountain Pass facility, we have the ability to mine, crush, mill and separate rare earth ore to produce individual REEs. We hold a mine plan permit and an associated environmental impact report, which currently allow continued operations of our Mountain Pass facility through 2042. Since our acquisition of the Mountain Pass facility, we have been producing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for cerium, lanthanum and didymium, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium;

europium; samarium; gadolinium; dysprosium; and terbium. When used to describe the current recovery rate for our solvent extraction units, the term “commercial scale” means that the solvent extraction units are operating at such a production rate that the scale-up factor required to achieve the desired production rate is less than 10 times the current production rate.

Processing at our Mountain Pass facility entails mining the bastnasite ore followed by crushing and milling it to a fine powder. Milled bastnasite ore is then processed by flotation whereby the bastnasite, which is a mineral containing light and heavy rare earth elements, floats to the surface and is separated from the waste material, which sinks in a series of flotation cells. The resultant bastnasite concentrate is then processed by leaching with strong acid solutions followed by a series of solvent-extraction separation steps that produce various individual REO minerals, generally in a high purity (greater than 99%) oxide form. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility.

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Recommencement of mining and milling operations is coincident with our initial modernization and expansion plan, which will give us the capacity to efficiently produce at a rate of approximately 19,050 mt of REO per year by the end of 2012. Additionally, upon the completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. In the April 2010 U.S. GAO briefing, government and industry officials stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations. Since our Mountain Pass facility is not an early stage rare earth project, we believe we have a significant timeline advantage as we have a well-defined ore body, an existing open pit with over 50 years of production history, an existing mine and reclamation plan, proven reserves, substantial permitting, and all necessary technology to successfully process and separate the rare earth elements at a commercial scale.

Oxides-To-Metals/Alloys

We expect to sell and transport a portion of the REOs we produce to customers for use in their particular applications. The remainder of the REOs will be processed into rare earth metals. A portion of these metals will be sold to end-users and we expect to process the rest into rare earth alloys. These rare earth alloys can be used in a variety of applications, including but not limited to: electrodes for nickel metal hydride, or NiMH, battery production; samarium cobalt magnet production; and neodymium iron boron, or NdFeB, magnet production. A portion of these rare earth alloys will be manufactured into NdFeB magnets as part of our alloy and magnet production joint ventures, described below, and we expect to sell the rest to end-users.

We currently produce rare earth metals outside of the United States through a third-party tolling arrangement. Additionally, the acquisition of Molycorp Silmet AS provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Through our acquisitions of Molycorp Silmet AS and MMA in April 2011, we added facilities and equipment for metal conversion and alloy production within the Molycorp organization. We intend to transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to our Molycorp Silmet AS and MMA facilities where we will produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi, a leading manufacturer of NdFeB alloys and magnets, to form joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets. We have completed a joint feasibility study with Hitachi, and we are currently negotiating the joint venture agreements.

Alloy and Magnet Production Joint Ventures

NdFeB magnets, which are critical components in “green” technologies and the miniaturization of electronics, are primarily manufactured in China (approximately 80%) and Japan (approximately 20%). Our proposed joint ventures with Hitachi would provide us with additional access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets. This downstream integration, which we refer to as our “mine-to-magnets” strategy, would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure a rare earth supply chain for the Rest of World. In addition to the foregoing, we continue to explore additional joint ventures or other arrangements with third parties for the production of NdFeB alloys and/or magnets.

Rare earth “mine-to-magnets” production supply chain

Our Strengths

We believe that we possess a number of competitive strengths that position the Mountain Pass facility to regain its role as one of the leading global suppliers of REOs.

We have a proven source of REOs with high-grade ore and long reserve life.

Prior to the end of the last mining campaign at the Mountain Pass facility in 2002, the mine had been in continuous operation for over 50 years. Since our acquisition of the Mountain Pass facility, we have been processing stockpiled feedstocks as part of our ongoing effort to significantly improve our solvent extraction technologies and other processing capabilities. Today, based on estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, the Mountain Pass mine has a life in excess of 30 years at an annual production rate of approximately 19,050 mt of REO. Our leadership team is committed to the continuous and sustainable manufacture of rare earth products at the Mountain Pass facility using advanced milling and processing technologies that will significantly increase the life of the known ore body at the Mountain Pass facility. Additionally, in 2010, we expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility.

We expect to be well-positioned to capitalize on the tightening balance of global supply and demand of rare earth products.

As worldwide demand for rare earth products increases, the supply of REOs remains limited by available production capacity, which is currently concentrated in China. According to IMCOA, China accounted for approximately 97% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently found in the United States.

Chinese government policies will also impact the supply and demand of REOs and rare earth products. We believe that the Chinese government intends to increase wind generated power to at least 150 gigawatts by 2020.

The Chinese government has proposed a package of over $29 billion to fund hybrid and electric vehicle production, placing additional strain on the REE supply chain. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has also announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration.

According to IMCOA, China’s export quotas have decreased from approximately 65,000 mt of REO in 2005 to approximately 50,000 mt of REO in 2009. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. Actual exports of rare earth ores and metals from China, however, continue to exceed export quotas mandated by the Chinese government. In response to this trend, China’s Ministry of Commerce announced on May 19, 2011 that it would further tighten its control over rare earth metals by expanding its export quota system and imposing higher taxes on rare earth ores. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

IMCOA estimates there is a currently a global deficit in REO supply, which anticipated to continue without the advent of production from new projects, such as Mountain Pass. Limits on rare earth exports from China and the lack of available substitutes make the development of new sources of REEs essential to meet the growing demand for existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines, compact fluorescent light bulbs, hard disk drives and dual use electronics.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

U.S. federal government investments and policies may materially increase end-market demand for our rare earth products. For example, the U.S. federal government approved $45 billion in grant funding and loan guarantees directed toward wind power generation projects and hybrid and electric vehicles. Pending energy legislation may also increase demand for clean technology applications, which use rare earth products.

Upon reaching a full planned production rate of approximately 19,050 mt of REO per year by the end of 2012 under our initial modernization and expansion plan, we expect to be in a position to supply a substantial portion of the U.S. demand and also sell to export markets. In addition, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013.

We have a highly experienced and qualified management team.

Our President and Chief Executive Officer has over 29 years of experience, over 24 of which are associated with the Mountain Pass facility. In addition, our Chief Technology Officer, General Counsel and Chief Financial Officer have over 75 years of combined technical, operational, legal, financial and management experience. Many of our key employees have worked with the Mountain Pass facility for over 20 years each. The Managing Director of MMA has over 40 years of technical, operational and financial experience, with the past 22 years being dedicated to the rare earth industry. In addition, the Operations Manager and the HS&E Manager of MMA have over 30 years of combined service at the Tolleson, Arizona facility. The Managing Director of Molycorp Silmet AS has over 10 years of experience in the rare earth industry. The majority of the workforce at Molycorp Silmet AS has over 30 years of experience in mineral cracking, solvent extraction, metallurgy, and applications of rare earth elements. We also have a proven technology and product development group and as of May 13, 2011, held 75 issued and pending U.S. patents and patent applications, and 176 issued and pending foreign patents and patent applications. Management has also created a work environment that prioritizes safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the Mine Safety and Health Administration, or MSHA, for three of the last six years. The MMA facility has not had a lost-time accident for the past 14 years. Molycorp Silmet AS is certified in ISO 9001, ISO 14001, and is working on becoming certified in ISO 18001. The Molycorp Silmet AS facility has not had a lost-time accident for over 12 months prior to the acquisition by Molycorp.

Our Business Strategy

Our business strategy is to:

Build the largest, most advanced and efficient fully integrated REO processing business in the world.

We intend to replace existing equipment at the Mountain Pass facility in connection with our modernization and expansion efforts. We also intend to build the largest, most advanced and efficient fully integrated REO processing business in the world to support our anticipated production requirements. Following the purchase, delivery, installation and start-up of new equipment, our fully integrated business will allow us to reach full production, utilizing our newly optimized and commercially proven REO processing operations. Additionally, we expect that our proprietary production technology and our planned new paste tailings operation will reduce our environmental footprint and set the standard in the industry for environmental stewardship.

Successfully complete modernization and expansion efforts and reach full planned production rates for REOs at the Mountain Pass facility.

After reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year by the end of 2012. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We operate the Mountain Pass facility pursuant to a conditional use permit that allows us to feed ore to the mill at a rate of 2,400 tons per day. While the Mountain Pass facility historically required 2,000 tons of mill feed per day to manufacture approximately 19,050 mt of REO per year, we expect that new proprietary technologies we developed will allow us to extract the same 19,050 mt of REO per year while only using approximately 1,100 to 1,200 tons of mill feed per day, thus allowing us to increase annual REO production from our initial plan of 19,050 mt of REO per year to up to 40,000 mt of REO per year without any change in the permit limit. These estimates are based on results achieved at the Mountain Pass facility in full scale mill test runs from 2001 to 2002. In addition, we have improved cracking technology at commercial scale (2,000 to 3,000 mt per year production rate) from 2009 to date and improved performance of our solvent extraction at commercial scale (2,000 to 3,000 mt per year production rate) as demonstrated from 2007 to 2009.

Improve our operating efficiencies with technically advanced manufacturing techniques.

We intend to continue to improve the efficiency of our operations through the creation and use of technically advanced manufacturing processes for production of rare earth products, which will allow us to deliver high-quality rare earth products at globally competitive prices. We have already invested significant resources towards perfecting our REO processing operations and developing new and proprietary applications for individual REEs. We expect that by advancing all of these technologies, we will continue to lower our operating costs.

Manage our costs to be cost competitive.

The success of our business will depend on our ability to manage our costs. We will manage these costs through the use of new production technologies that have been developed by our research and development group, which will use less energy and raw materials and will result in a reduced environmental footprint. These production technologies will substantially reduce the amount of water consumption and waste water generation. We plan to use our proprietary technology to maximize our process recoveries and maximize REO concentrate production per unit of extracted ore. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy consumption and costs as well as minimize or eliminate our reliance on the regional electric power grid. As part of our modernization and expansion of the Mountain Pass facility, we also intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base, thereby reducing our reliance on external sources of reagents. After completion of our modernization and expansion efforts, we anticipate our most significant cash operating costs will consist of natural gas and labor.

Secure customer commitments to provide a stable revenue stream.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We have agreed to supply one of our principal customers with a significant amount of our REOs, primarily lanthanum hydrate, through mid-2012 at market-based prices subject to a ceiling based on market prices at June 1, 2010 (currently in effect), and a floor. Pursuant to our second contract with that customer, we have agreed to supply the customer with approximately 75% of our lanthanum product production per year at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at the customer’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of May 13, 2011, we also had 17 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our second contract with one of our principal customers, our contract with Santoku and our memorandum of understanding with Sumitomo, represent approximately 129% of our anticipated production of approximately 19,050 mt of REO for 2013 under our initial modernization and expansion plan. Prior to commencing anticipated production of approximately 19,050 mt of REO year, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production. In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®, which will expand demand for cerium in times when it is in surplus and low priced. XSORBX® is a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

The following table compares the volume under our second contract with one of our principal customers, our contract with Santoku and our memorandum of understanding with Sumitomo and our 17 non-binding letters of intent to our anticipated production of approximately 19,050 mt of REO for 2013 (in mt):

		Volume Under				Reserved for			Percent of
	Anticipated 2013	Letters of		Contracted		Internal	Uncommitted		Anticipated 2013
Product Type	Production(1)(2)	Intent(1)(2)		Volume(8)		Consumption(9)	Volume(10)		Production(11)

Lanthanum oxide or other form	3,098	1,442		4,535		1,499	—		241%
Lanthanum metal	2,502	700		—		—	1,802		28%
Cerium non-metal	9,663	5,332	(3)	—		3,493	838		91%
Cerium metal	—	200		—		—	—		—
Neodymium oxide or other form	—	50		—		—	—		—
Didymium oxide or other form	—	250		—		—	—		—
Neodymium or NdPr metal	312	3,566	(4)	—		240	—		1,220%
Praseodymium metal	116	—		—		116	—		100%
Europium oxide	19	—		—		—	19	(5)	—
Samarium metal(6)	191	30		—		—	161		16%
Samarium metal in samarium alloy	—	—		25		—	—		—
NdPr metal in NdFeB alloy	1,960	1,103	(7)	100	(7)	—	757		61%
NdPr metal in NdFeB magnets	—	290	(7)	—		—	—		—

TOTAL	17,861	12,963		4,660		5,348	3,577		129%

(1)	Alloy and magnet production and letter of intent volume are reported on a rare earth metal basis. Three of our non-binding letters of intent contain a volume range; these letters cover lanthanum oxide, cerium non-metal and NdPr metal in NdFeB alloy. With respect to these non-binding letters of intent, the table above reflects the high end of the range provided for in each letter. In addition, certain of our non-binding letters of intent provide for a certain volume of rare earth metals or alloys but do not allocate that volume among specific rare earth metals or alloys. In those instances, we have allocated the volume in those letters based on management’s estimates of the needs of those customers and their specific applications. The table above includes anticipated sales of cerium and lanthanum-based products and didymium oxide to Sumitomo, subject to execution of definitive agreements. The table above does not include any sales of any products under either of the agreements we have entered into with Traxys North America LLC, which we refer to as Traxys. See “Certain Relationships and Related-Party Transactions — Inventory Financing and Resale Agreements.” Volume under our prior letters of intent with AS Silmet and Santoku are included in the “Reserved for Internal Consumption” column.

(2)	With respect to our metal products, there is a 14.2% loss of mass when REOs are converted to rare earth metal due to oxygen evolution, which accounts for most of the difference between the 17,861 mt total 2013 production rate and our anticipated production rate of approximately 19,050 mt of REO per year in 2013.

(3)	Volume shown is used in traditional glass or catalyst market segments and represents only a very small fraction of cerium buyers. Although IMCOA predicts that there will be a surplus of cerium in the future, we anticipate most of our production will serve the new, proprietary XSORBX® market segment if a surplus develops. At current prices, we would seek to sell cerium for other uses instead. This segment alone is expected to consume many times more cerium units than we can produce. We believe the new segment negates the need for additional letters of intent at this time.

(4)	We anticipate most of our metal production in excess of volume under letters of intent, will be consumed internally for downstream NdFeB alloy/magnet production.

(5)	We expect to receive non-binding letters of intent from a number of phosphor producers, which will easily consume our europium production. At this time, we are the only producer outside of China for this element, which enables energy efficient, compact fluorescent lights and straight tube T-8 lamps.

(6)	IMCOA estimates that there is a surplus of samarium metal.

(7)	This represents the estimated NdPr metal contained in the non-binding letter of intent and contracted volume for NdFeB alloy and magnets.

(8)	Represents volume under our second contract with one of our principal customers and volume our contract with Santoku.

(9)	We anticipate metal and non-metal production in excess of letters of intent and contracted volume to be consumed internally as part of our plan to integrate the rare earth supply chain through our modernization and expansion investments and business acquisitions.

(10)	Represents volume not committed under contract or covered by non-binding letters of intent.

(11)	Represents volume under non-binding letters of intent and contracted volume as a percentage of anticipated 2013 production. Upon completion of our second phase capacity expansion plan, our production capacity will double to approximately 40,000 mt of REO per year, and we will need to secure additional off-take agreements.

Integrate downstream to profitably capture the full value chain.

We are actively evaluating and pursuing multiple downstream acquisition or joint venture opportunities, some of which may be material. Our downstream growth and acquisition strategy encompasses a range of individual target sizes and spans the full downstream rare earth value chain to targets that produce REOs to alloys, metals and magnets and may involve the acquisition of entities that also engage in related or additional activities. Our strategy is to be disciplined in any strategic action, with a focus on Molycorp’s core strategy and skill set. In relation to opportunities that we deem attractive, we anticipate use of both debt and equity consideration to effect transactions, as appropriate. We believe that Molycorp is uniquely positioned in the market as a rare earth oxide, metal, and alloy producer to pair a constrained rare earth feedstock with downstream end-market opportunities, and expect that position to continue to contribute to the success of our downstream integration strategy.

Consistent with this strategy, the acquisition of Molycorp Silmet AS provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Additionally, through our acquisitions of Molycorp Silmet AS and MMA in April 2011, we added facilities and equipment for metal conversion and alloy production within the Molycorp organization. We intend to transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to our Molycorp Silmet AS and MMA facilities where we will produce rare earth metals and alloys. In December 2010, we entered into a nonbinding letter of intent with Hitachi to form downstream joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets. We have completed a joint feasibility study with Hitachi, and we are currently negotiating the joint venture agreements. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States.

Develop new higher margin products.

We intend to develop new higher margin products and processes for REEs that historically have had lower demand. For example, cerium is used primarily for glass polishing and has typically sold at prices lower than those for other REEs. However, we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that we have proven to be effective in removing arsenic and other heavy metals from industrial processing streams. This will allow our customers to more safely sequester arsenic and increase their production. We believe this product is applicable to a broad range of applications with higher margins than those historically applicable to cerium products due to the minimal increase in prices. For example, in addition to removing arsenic and other contaminants from industrial waste water, XSORBX® can also be used to treat drinking water, which we believe is an application with a higher margin as compared to cerium spot prices. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets. We are continuing to seek additional letters of intent and sales contracts with existing and new customers for sales of XSORBX®. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We will continue to focus on establishing proprietary markets for low-demand REEs to provide us with an opportunity to sell these REEs as higher margin products. Sales of XSORBX® generate their best cash flow when cerium is in surplus and low priced.

Our Corporate History and Structure

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation and was not, prior to the date of the consummation of its initial public offering, conducting any material activities.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. Immediately prior to the consummation of Molycorp, Inc.’s initial public offering, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock.

The Mountain Pass Facility

At the Mountain Pass facility, we own an open-pit mine containing one of the world’s most fully developed rare earth deposits outside of China. In addition to the mine, the Mountain Pass facility includes associated crushing, milling, flotation and separation facilities. These facilities are not currently in full operation, and will need to be modernized or refurbished before we can recommence full operations. The Mountain Pass facility is located approximately 60 miles southwest of Las Vegas, Nevada near Mountain Pass, San Bernardino County, California. The Mountain Pass facility straddles Interstate 15 and may be accessed by existing hard-surface roads, which we use to transport products from the Mountain Pass facility to our customers using commercial vehicles.

Molybdenum Corporation of America began REO mining operations at the Mountain Pass facility in 1952. REO production at the Mountain Pass facility, as well as milling and separation processes, continued under Unocal Corporation, which purchased Molybdenum Corporation of America in 1977, until 1998. In 1998, all chemical processing operations were suspended, primarily due to leaks in a wastewater pipeline that transported waste salt water to evaporation ponds on the Ivanpah dry lake bed. Mining and milling operations continued until 2002 when those operations were also placed on standby due to softening prices for REOs, a lack of additional tailings disposal capacity and delays in obtaining permits required for the new paste tailings storage facility. Unocal Corporation thereafter sold or otherwise disposed of substantially all of the mining equipment at the Mountain Pass facility (e.g., shovels, haul trucks, etc.) prior to being acquired by Chevron Corporation in 2005. Operations at the Mountain Pass facility remained suspended until September 2007 when Chevron Mining Inc., a wholly-owned subsidiary of Chevron Corporation, commenced a NFL pilot processing campaign. Under the NFL campaign, lanthanum, which was produced prior to suspending activities in 1998 and held in lanthanum pond stockpiles at the Mountain Pass facility, was processed in order to recover the related neodymium and praseodymium. The NFL campaign did not constitute the restart of fully integrated operations at the Mountain Pass facility and was used as an opportunity to improve processing technologies and generate very modest revenue. On September 30, 2008, we acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. through Rare Earth Acquisitions LLC (which was later renamed Molycorp Minerals, LLC). The acquisition by us excluded certain assets and liabilities, including certain liabilities related to environmental and employment matters, that were retained by Chevron Corporation.

We currently hold a mine plan permit and an associated environmental impact report, which currently allow continued operations of our Mountain Pass facility through 2042. Since our acquisition of the Mountain Pass facility, we have been processing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities.

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Prior to the expected completion of our initial modernization and expansion efforts, we expect to produce approximately 3,000 mt per year in the aggregate of cerium products, lanthanum concentrate, didymium oxide and heavy rare earth concentrates from stockpiled feedstock. Recommencement of mining and milling operations is coincident with modernization of our processing capabilities in order to efficiently produce approximately 19,050 mt of REO per year by the end of 2012. In addition, upon completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013.

The Mountain Pass facility consists of approximately 2,222 acres of fee land, of which approximately 770 acres are currently in use (e.g., existing buildings, infrastructure or active disturbance). The lands surrounding the Mountain Pass facility are mostly public lands managed by the Bureau of Land Management and the National Park Service. In addition to the 2,222 acres we hold in fee, we also hold 55 patented claims that are 100% owned by Molycorp and 489 unpatented lode and mineral mining claims and mill sites under the provisions of The Mining Law of 1872. We acquired our mineral rights at the Mountain Pass facility with the purchase of the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. in 2008. Our mineral rights, surface rights and mining claims are not subject to royalties or encumbrances, although we are responsible for making annual maintenance and tax payments on our unpatented mill sites. These mining claims and mill sites provide land for mining, ancillary facilities and expansion capacity around the Mountain Pass facility.

The Mountain Pass facility includes an open-pit mine, overburden stockpiles, a crusher and mill/flotation plant, a separation plant, a mineral recovery plant tailings storage areas and on-site evaporation ponds, as well as laboratory facilities to support research and development activities, offices, warehouses and support buildings. The majority of the physical plant and equipment at the Mountain Pass facility is over 20 years old, substantially all of which will be replaced as part of our modernization effort. We expect to expand the open-pit mine both laterally to the west, southwest and north as well as deepening vertically. In addition to the existing overburden stockpile located west of the pit, which will serve as the initial overburden stockpile when mining recommences, we will need to construct additional overburden stockpiles to the north or east of the pit to provide additional storage capacity sufficient to accommodate the remaining overburden material for the existing permitted life of the mine.

In connection with our modernization and expansion efforts at the Mountain Pass facility, we expect to build new facilities, including the construction of a control lab, additional warehousing and raw material storage facilities. We also have decided to build a new mill instead of refurbishing our existing mill. The new mill will be sized for daily production of up to 2,000 mt. All the new design changes are allowed under our current operating permits. We currently produce rare earth metals outside of the United States through a third-party tolling arrangement. Additionally, the acquisition of Molycorp Silmet AS provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt.

We also expect to build a new paste tailings operation and new roads at the Mountain Pass facility. The construction of the paste tailings operation, which consists of a paste tailings filter plant and paste tailings storage facility, is authorized by our San Bernardino County conditional use permit, and we began its construction during the second quarter of 2010. The capital cost for the paste tailings operation, which is included in the estimated capital expenditure for the expansion of the separation plant, is estimated to be $10 million. Although the operating cost of the paste tailings operation is expected to be greater than it would be for a tailings pond, which is the method prior owners used at the Mountain Pass facility, we expect that the increased water recycling and reduced environmental risks associated with the paste tailings facility will ultimately mitigate that additional cost.

In addition, we intend to produce hydrochloric acid and sodium hydroxide at our own chlor-alkali plant at the Mountain Pass facility, thereby reducing our reliance on external sources of reagents. While the production of our own hydrochloric acid and sodium hydroxide will utilize proven technologies, these technologies have not yet been implemented in the rare earth industry. Not only would the chlor-alkali plant reduce our need for external sources of reagents, but it would also reduce our production of waste salt water. Previous owners of the Mountain Pass facility used a waste water pipeline to dispose of waste salt water in evaporation ponds on the Ivanpah dry lake bed. When we acquired the Mountain Pass facility from Chevron Mining Inc. in 2008, we did not acquire the ponds or the wastewater pipeline that ran from the Mountain Pass facility to the Ivanpah lake bed. Because of this decision, and Chevron Mining Inc.’s ongoing removal of the wastewater pipeline, use of these ponds is no longer an available option for the Mountain Pass facility. Accordingly, wastewater must be dealt with in a different manner. We intend to utilize our chlor-alkali plant to convert waste salt water to hydrochloric acid and sodium hydroxide, which will be recycled into the process. Through this process, approximately 913 million pounds of water and 101 million pounds of salt would be recycled back to the chlor-alkali plant per year in order to achieve the annual production rate of 19,050 mt of REO anticipated following the completion of our initial modernization and expansion plan. We expect these amounts to double if our annual production rate is increased to 40,000 mt of REO per year in connection with our capacity expansion plan. This process would avoid the need for disposal of waste salt water in evaporation ponds. Until our chlor-alkali plant is operational, we intend to dispose of wastewater via our existing evaporation ponds and, as needed due to increased production, via off-site disposal. Additionally, because the water is internally recycled, the need for fresh water from our two water supply well fields to run the Mountain Pass processing facilities would be dramatically reduced.

Following the completion of our initial modernization and expansion efforts, we expect to have the ability to mine, crush, mill and separate 2,000 tons of rare earth ore per day to produce individual REOs that meet or exceed industry standards for purity. However, we will only need to process up to approximately 1,100 to 1,200 tons of rare earth ore per day to meet the annual production goal of 19,050 mt of REO under our initial modernization and expansion plan. If we increase our annual production rate to 40,000 mt of REO in connection with our capacity expansion plan, we will need to process approximately up to 2,200 to 2,400 tons of rare earth ore per day. We currently produce rare earth metals outside of the United States through a third-party tolling arrangement. Additionally, the acquisition of Molycorp Silmet AS provides us with a European base of operations and doubles our current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. Through our acquisitions of Molycorp Silmet AS and MMA in April 2011, we added facilities and equipment for metal conversion and alloy production within the Molycorp organization. We intend to transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to our Molycorp Silmet AS and MMA facilities where we will produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets. We have completed a joint feasibility study with Hitachi, and we are currently negotiating the joint venture agreements. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States. In addition, we are working to identify and develop new downstream opportunities for the REOs, rare earth metals and alloys and rare earth products we will manufacture. Our proposed joint ventures with Hitachi would provide us with additional access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets.

Our facilities currently rely on electricity provided by Southern California Edison. Due to its position on the regional electric grid, the Mountain Pass facility can experience power shortages during peak periods. Instability in electrical supply in past years has caused sporadic outages and brownouts. Such outages and brownouts have had a negative impact on our production. In connection with our initial modernization and expansion efforts at the Mountain Pass facility, we expect to build a new 24 megawatt co-generation power plant that will use natural gas to provide reliable electricity and steam to our facilities to allow us to achieve our anticipated annual production rate of approximately 19,050 mt of REO. The completion of the co-

generation power plant is dependent on several factors, including obtaining the permits required to build and operate the co-generation power plant. All air permits for the co-generation power plant were issued in April 2011. Following the completion of the co-generation power plant, we expect it to provide 100% of our production power requirements to achieve an annual production rate of 19,050 mt of REO and 83% of our overall power requirements. In connection with our capacity expansion plan, we will add two additional turbines to the co-generation power plan to increase the plant’s capacity to 49 megawatts, which will allow us to achieve an annual production rate of approximately 40,000 mt of REO. At an annual production rate of 40,000 mt of REO per year, we expect the co-generation power plant to provide 100% of our production power requirements and 91% of our overall power requirements.

We have secured all permits necessary to allow construction to start on the Mountain Pass facility modernization and expansion project. Numerous other government permits and approvals are required in order for us to proceed with our modernization and expansion efforts. These include certain air permits, various building permits and permits related to the use and storage of hazardous materials, which we will apply for as the project progresses.

The Mountain Pass REE deposit is located within an uplifted block of Precambrian metamorphic and igneous rocks that are bounded to the south and east by basin-fill deposits in California’s Ivanpah Valley. The two main groups of rocks in the Mountain Pass area are Early Proterozoic high-grade metamorphic rocks and Middle Proterozoic ultrapotassic rocks and monazitic carbonatites, which carbonatites are associated with higher levels of REEs. The currently defined zone of REE mineralization exhibits a strike length of approximately 2,750 feet in a north-northwest direction and extends for approximately 7,000 feet down dip from surface. The true thickness of the greater than 3.0% REO zone ranges from 15 feet to 250 feet. The percentage of each rare earth material contained in the Mountain Pass facility bastnasite ore is estimated to be as follows:

Estimated
Percentage of
Element	Bastnasite Ore

Cerium	48.8%
Lanthanum	34.0%
Neodymium	11.7%
Praseodymium	4.2%
Samarium	0.79%
Gadolinium	0.21%
Europium	0.13%
Yttrium	0.12%
Other REE (including Dysprosium and Terbium)	0.05%

Rare Earth Reserves and Non-Reserve Deposits

As of February 6, 2010, SRK Consulting, an independent consulting firm that we have retained to assess our reserves, estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves based on historic and estimated recoveries of 2.12 billion pounds of REO contained in 13.108 million tons or ore, with an average ore grade of 8.20%, in each case using a cutoff grade of 5.0% REO.

SEC Guidelines

The SEC has established guidelines contained in Industry Guide to assist registered companies as they estimate ore reserves. These guidelines set forth technical, legal and economic criteria for determining whether our ore reserves can be classified as proven and probable.

“Reserves” are defined by the SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. SEC Industry Guide 7 divides reserves between “proven reserves” and “probable reserves,” which are defined as follows:

•	“proven reserves” are reserves for which:

•	quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and

•	the sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“probable reserves” are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Methodology

The Mountain Pass facility has been subject to extensive drilling since the beginning of mining operations in 1952, including drilling data for 152 holes totaling 83,216 feet. We also maintain detailed geologic logs, on-site assay records and databases and geologic cross-sections. In addition, we have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. When estimating proven and probable reserves, however, we currently rely on the interpretations made during prior mining campaigns at our Mountain Pass facility, the U.S. Geological Survey and various consulting companies, including SRK Consulting, to identify the regional and mine area geology and hydrogeology, regional and local structure, deposit geology, current pit slope stability conditions and REE recoveries.

Proven Reserves.  SRK Consulting compiled a drill hole database from prior drilling at the Mountain Pass site that includes a total of 137 drill holes with a cumulative length of 79,453 feet. Individual drill holes range in length from 56 feet to 2,012 feet, and averaged 580 feet. The majority of core samples in the deposit area analyzed by SRK Consulting range from 50 feet to 250 feet along the strike of the ore body and 150 feet to 350 feet down dip. The sample data for proven ore reserves consists of survey data, lithologic data and assay results.

Probable Reserves.  Probable ore reserves are based on longer projections and the maximum distance between drill holes is 200 feet. Statistical modeling and the established continuity of the bastnasite ore body as determined from results of over 50 years of mining activity to date support our technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserve determination are constrained by any known or anticipated restrictive geologic features.

Based on the review of historic sample preparation and analytical procedures, SRK Consulting initiated a sample check assay program of 1% of the assay database. The material remaining from previous drilling programs consisted of split core stored at the Mountain Pass facility. SRK Consulting examined the existing split core using third-party preparation and analytical laboratories. SRK Consulting determined that the overall results of the sample check assay program indicated that our historic data was acceptable for use in preparing their report. While we believe that a cut off grade below 5.0% is economically viable, SRK Consulting decided to base the mining cut-off calculation on a grade of 5.0% REO given historical performance at the Mountain Pass mine.

The proven and probable ore reserves are then modeled as a long-term mine plan and additional factors including recoveries, metal prices, mine operating costs and capital estimates are applied to determine the overall economics of the ore reserves.

Results

Proven and probable reserves at the Mountain Pass facility as of December 31, 2010 are estimated to be approximately 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, respectively, in each case, using a cut-off grade of 5.0%. We base our REO reserve estimates and non-reserve REO deposit information on engineering, economic and geological data assembled and analyzed by SRK Consulting, which includes various engineers and geologists. Our estimates of REO reserves and non-reserve REO deposits as to both quantity and quality will be regularly updated to reflect new drilling or other data received.

The following table provides information as of February 6, 2010 on the amount of our proven and probable REO reserves, which was used to calculate our estimated proven and probable reserves as of December 31, 2010.

	Average Ore	Ore	Contained REO
Category of Reserves	Grade (%)	(Millions of Tons)	(Millions of Pounds)

Proven	9.38%	0.480	88
Probable	8.20%	13.108	2,122

In making the estimate above, SRK Consulting:

•	assumed we have a 100% working interest in the Mountain Pass facility;

•	assumed full mining recovery;

•	assumed that mine reserves are fully diluted;

•	assumed a historic cut-off grade of 5.0% REO within the pit design;

•	assumed a metallurgical recovery factor of 65% for the mill facility and 93% for the extraction and separation facilities;

•	used the 1997 surface topography for volume control of reserves;

•	used the historic three-year average commodity prices set forth in table below; and

•	rounded values to the nearest significant number.

Pricing values shown in the following table were used by SRK Consulting in the estimate of our reserves. The prices reflect a combination of three-year averages for REOs and metals based on information from (i) Metal-Pages, (ii) IMCOA and Roskill market studies from 2009 and (iii) alloy pricing formulas.

Rare Earth Products	Price(1)
($/kg)

Non-Metal Products
Lanthanum oxide	$6.60
Cerium oxide for glass applications	4.09
Cerium oxide for water filters	13.20
XSORBX®	9.90
Europium oxide	473.00
Metal Products
Lanthanum	13.20
Praseodymium	37.99
Neodymium	37.99
Metal Alloys
NdFeB	35.20
Samarium cobalt	50.60

(1)	Prices for certain rare earth products have increased from those used by SRK Consulting in its engineering study. The prices set forth in the following table, are primarily based on information from Metal-Pages and alloy pricing formulas as of March 31, 2011 (except as noted below).

Product	March 31, 2011 Price
	($/kg)

Lanthanum Oxide	$121.00
Cerium Oxide (glass products)	121.00
Europium Oxide	940.00
Lanthanum Metal	131.50
Praseodymium Metal	237.50
Neodymium Metal	255.50
Nd-Iron-Boron Alloy	92.50	(a)
Samarium Cobalt Alloy	61.25	(a)

(a)	Molycorp market price estimates

Although SRK Consulting assumed pricing levels consistent with those estimated by Roskill, a 38% decrease in average REE prices from such levels, holding all other variables constant, would not materially reduce reserve estimates.

There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and non-reserve REO deposits and costs to mine recoverable reserves, including many factors beyond our control. We will regularly evaluate our REO reserve and non-reserve REO estimates. This will typically be done in conjunction with expanded, phased drilling programs. Cores are analyzed by geologists to determine mineral types and to identify geological anomalies. Samples along the length of the core are logged and analyzed for total rare earth content, rare earth distribution and mineralogy. This data is entered into a master database and statistically analyzed. The resulting information is used to enhance the mine plan. We also gain information from blast hole cuttings. The estimates of REO reserves and non-reserve REO deposits as to both quantity and quality will also be updated to reflect new drilling or other data received. Estimates of economically recoverable REO reserves, however, necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of rare earth products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Actual REO tonnage recovered from identified REO reserve and non-reserve REO deposit areas and revenues and expenditures with respect to the same may vary materially from estimates. These estimates may not accurately reflect our actual REO reserves or non-reserve REO deposits. Any inaccuracy in our estimates related to our REO reserves and non-reserve REO deposits could result in lower than expected revenues and higher than expected costs.

Engineering Study

SRK Consulting prepared an engineering study to determine, among other things, the size of the underlying ore body and a mine plan for the restart of the Mountain Pass mine and the refurbishment of the processing facilities in connection with our initial modernization and expansion plan. As originally envisioned, the restart plan includes integrated off-site facilities for production of metals and rare earth magnet alloys. SRK Consulting designed the mine plan to ensure an annual production rate of approximately 19,050 mt of REO. The assumptions regarding efficiencies and recoveries are reflected in the table below.

Key project data

Mine type	Open pit
Process description	Crushing, milling, flotation, leaching, extraction, separation
Open pit mine life	30 years
Mill throughput	1,300 average tons per day
Initial capital costs(1)	$531 million
Sustaining capital costs	$138 million

	Average Ore	Ore	Contained REO
	Grade (%)	(Millions of Tons)	(Millions of Pounds)

Contained minerals
Proven	9.38%	0.480	88
Probable	8.20%	13.108	2,122

(1)	SRK Consulting assumes capital expenditures of $550 million, which includes extra stripping costs for 2013 and 2014.

	Years	Years	Years
	1-5	6-10	11-30	Life-of-Mine

Average annual payable minerals
Ore milled (kilotons)	427	368	424	13,692
Average ore grade, as a percentage of REO	7.9%	9.3%	8.2%	8.2%
Mill REO recovery percentage	65%	65%	65%	65%

Total recovered REO (in thousands of pounds)	43,775	44,404	44,776	1,464,272
Chemical plant recovery percentage	90%	95%	94%	94%

Total REO production (in thousands of pounds)	39,532	42,044	42,044	1,372,650
Average operating cost per pound of REO
Mining	$0.10	$0.06	$0.12	$0.11
Oxides	1.16	1.13	1.14	1.14
Oxides-to-metals	0.80	0.80	0.80	0.80
Metals-to-alloys	3.71	3.75	3.75	3.76

Total REO	$5.77	$5.74	$5.81	$5.81
Price assumptions (Weighted average pricing of different products)
Oxides				$4.55
Metals				$7.64
Alloys				$16.59

Total REO				$11.97
After tax project internal rate of return	34%
After tax net present value 8% discount (dollars in millions)(1)	$1,460

(1)	As of October 28, 2010, prices for certain rare earth products had increased from those used by SRK Consulting in its engineering study. According to SRK Consulting, using the October 28, 2010 prices set forth in the following table, which are primarily based on information from Metal-Pages and alloy pricing formulas, instead of those used in SRK Consulting’s original model would increase the after tax project internal rate of return to 115% and the after tax net present value (8% discount) to $6.76 billion:

Product	October 28, 2010 Price
	($/kg)

Lanthanum Oxide	$44.54
Cerium Oxide (glass products)	43.04
Europium Oxide	630.52
Lanthanum Metal	43.66
Neodymium/Praseodymium Metal	84.54
Nd-Iron-Boron Alloy	78.32	(a)
Samarium Cobalt Alloy	66.15	(a)

(a)	Molycorp market price estimates

The engineering study, as prepared by SRK Consulting, includes all mine-level capital and operational costs, but does not include corporate, selling, general and administrative expenses which we estimate to be an additional $20 million to $25 million per year.

Subsequent to the original engineering study, we proceeded with additional detailed engineering and process testwork for the project. While substantive elements of the engineering design remain fixed in terms of function, our ongoing testing effort through the first quarter of 2011 will finalize the operating cost estimate for oxide production. Following completion of the operating cost review, updated process costs and recoveries will be reflected in the proven and probable reserve statement. At the present time, as a result of increased REE prices, the estimated economic cut-off grade for the deposit is less than the 5% cut-off grade applied by SRK Consulting. Due to the differential between the estimated economic cut-off grade and 5.0% “hard” cut-off grade, there is a margin for operating cost variation without a material adjustment in the proven and probable reserve estimate.

We approved the following changes to the original engineering study. These changes are provided for clarity and do not have a material impact on the proven and probable reserve estimate:

•	We conducted additional drilling and exploration work between December 2009 and April 2010 with a primary focus on in-fill drilling and a secondary focus on condemnation. We plan to conduct additional drilling and exploration work in 2011.

•	We will construct a new mill rather than refurbish the existing mill prior to the start of full-scale production. With this change, SRK Consulting revised the mine plan to reflect improved access to ore in the southwest and south portion of the open pit. Fundamental production criteria remained unchanged (e.g., 5.0% REO cut-off grade, 19,050 mt REO per year, and overall recovery of 60%); therefore, there is no material change in the mine production schedule. However, the pit layouts over time shown in the original engineering study (e.g., Figures 6.2 through 6.7) will not match the current pit layouts.

•	We changed the location of the extraction and separations facilities, as well as related infrastructure, from the northwest portion of our property to immediately southeast of the existing process facilities. While the location of these facilities has changed, the production process has not. Accordingly, Figure 7.8 General Facilities Arrangement for the Extraction and Separation Facilities in the original engineering study is no longer valid.

•	Updated project capital costs are within 10% of the estimated capital costs in the original engineering study.

•	Project planning during the development phase will be performed by us and Eichleay Engineers of California, a consulting firm specializing in project delivery.

We will authorize SRK Consulting to revise the engineering study and to make material adjustments, if any, to the reserve statement following completion of the updated operating cost review and testwork related to process recoveries.

In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors has approved a second-phase capacity expansion plan in addition to our initial modernization plan. Upon the completion of this expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial modernization and expansion plan.

SRK Consulting prepared its engineering study in connection with our initial modernization and expansion plan, but has not yet reviewed the second-phase capacity expansion plan or prepared a revised engineering study to reflect and potential impact of the second-phase capacity expansion on capital costs, operating expenses, mine life or reserve estimates. SRK Consulting has preliminarily indicated, however, that doubling the amount of production pursuant to the second-phase capacity expansion plan would reduce the current mine life by half, assuming no additional exploration, no realization of anticipated improvements in recoveries, and all other factors such as cut-off grade remain constant.

Customers

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year by the end of 2012. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We have agreed to supply one of our principal customers with a significant amount of our REOs, primarily lanthanum hydrate, through mid-2012 at market-based prices subject to a ceiling based on market prices at June 1, 2010 (currently in effect), and a floor. Pursuant to our second contract with that customer, we have agreed to supply the customer with approximately 75% of our lanthanum product production per year at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at the customer’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of May 13, 2011, we also had 17 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our second contract with one of our principal customers, our contract with Santoku and memorandum of understanding with Sumitomo, represent approximately 129% of our anticipated production for 2013 under our initial modernization and expansion plan. See “Business—Our Business Strategy—Secure customer commitments to provide a stable revenue stream.” for additional detail regarding our contracts, non-binding letters of intent and off-take commitments. Prior to commencing full production, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production under our initial modernization and expansion plan and our capacity expansion plan, respectively. For certain REEs where the market demand is high, such as europium, we do not expect to enter into letters of intent or contracts, given that these REEs can be easily sold. None of our existing customer relationships are from contracts we assumed from Chevron Mining Inc.

The memorandum of understanding with Sumitomo also contemplates Sumitomo acting as our non-exclusive sales agent for some of our products until the completion of our modernization and expansion of the Mountain Pass facility.

There is a limited market for our lanthanum. Two of our largest customers, Albemarle Corporation and W.R. Grace & Co. - Conn., comprised 82% (55% of the total corresponding to Albemarle and 27% of the total corresponding to Grace) and 72% (57% of the total corresponding to Albemarle and 15% of the total corresponding to Grace) of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Six of our largest customers, Mitsubishi Corporation Unimetals U.S.A., Grace, Chuden Rare Earth Co. Ltd., Shin-Etsu Chemical Co., Corning Inc. and 3M Company comprised 89% (24% of the total corresponding to Mitsubishi, 21% corresponding to Grace, 15% corresponding to Chuden Rare Earth Co. Ltd., 12% corresponding to Shin-Etsu, 10% corresponding to Corning Inc. and 7% corresponding to 3M) of our total product revenue for the year ended December 31, 2010.

In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®, which will expand demand for cerium in times when it is in surplus and low priced. XSORBX® is a proprietary product and process, primarily consisting of cerium that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

We anticipate that the location of the Mountain Pass facility, just off the Interstate 15 and along the train route leading to the Los Angeles port, will be an advantage in the transportation and delivery of our rare earth products to our customers as compared to other rare earth mining and development projects.

Suppliers

We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce and recycle our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility, however, the technology we are developing to internally produce these reagents to significantly reduce our dependence on external supplies has not yet been implemented. Accordingly, we currently purchase hydrochloric acid and sodium hydroxide in the open market through multiple suppliers and, as a result, could be subject to significant volatility in the cost or availability of these reagents, although they are currently in ample supply. We may not be able to pass increased prices for these reagents through to our customers in the form of price increases. A significant increase in the price of these reagents, or limited availability of such materials, could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Patents, Trademarks and Licenses

We rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights. We utilize trade secret protection and nondisclosure agreements to protect our proprietary rare earth technology. We also have a proven technology and product development group and as of May 13, 2011, held 75 issued and pending U.S. patents and patent applications, and 176 issued and pending foreign patents and patent applications. We intend to rely on patented products, such as XSORBX®, and related licensing agreements to establish proprietary markets for low demand REEs. These intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property will be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations.

Competition

According to Roskill, global production of rare earth products was approximately 129,000 mt of REO in 2008. According to IMCOA, China accounted for approximately 97% of this total. The majority of the remaining production in 2008 was from Mountain Pass and Russia. Although exploration programs for REEs exist outside of China, Russia, Mountain Pass and Australia, none of the deposits that are the subject of these programs is currently in production. In addition, at the April 2010 U.S. GAO briefing government and industry officials stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations.

Once we reach full planned production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations, and increased competition, whether legal or illegal, may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Research and Development

We have invested significant resources to improve the efficiency of our REO processing operations and the development of new applications for individual REEs. As of December, 31, 2010, our product development group consisted of 22 scientists and engineers. In addition, we spent $2.4 million for the year ended December 31, 2010, $1.5 million for the year ended December 31, 2009 and $0.4 million for the period ended December 31, 2008 on research and development.

Environmental, Health and Safety Matters

We are subject to numerous and detailed international, national, federal, state and local laws, regulations and permits affecting the mining and mineral processing industry, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, GHG emissions, water usage and disposal, pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. Our Molycorp Silmet AS operations are also subject to the environmental laws, regulations and permits applicable in Estonia, which requirements are shaped by Estonia’s membership in the European Union. These laws, regulations and permits have had, and will continue to have, a significant effect on our results of operations and competitive position and have tended to become increasingly stringent over time. Future laws, regulations or permits, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs or otherwise delay, limit or prohibit our current or future operations. Our management team, employees and consultants have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits. However, we cannot assure you that we have been or will be at all times in compliance with such requirements.

We incurred approximately $2.1 million in 2010, and we expect to incur approximately $3 million in 2011, for ongoing operating environmental expenditures at the Mountain Pass facility, including salaries, monitoring, compliance, reporting and permits. In addition, we plan to invest significant capital in certain infrastructure, including iron and lead removal equipment in our processing facilities, a chlor-alkali plant, a co-generation power plant and a paste tailings plant and related storage facility. Our planned chlor-alkali plant is expected to reduce the amount of waste salt water that otherwise would be produced by our processing facilities and eliminate the need for evaporation ponds to dispose of this waste water. We anticipate the need to dispose of a portion of the wastewater in one of our evaporation ponds in order to repair recently detected lining tears. We estimate the wastewater transportation and disposal costs associated with this repair to be approximately $0.8 million in 2011. In addition, while our chlor-alkali plant is being constructed, we intend to remove and dispose of any wastewater generated in excess of our evaporation capability at an off-site location as a result of which we may incur additional significant costs. Our planned co-generation power plant is expected to increase the energy efficiency of our Mountain Pass facility by generating steam with waste heat from the power generation process. Our planned paste tailings plant and related storage facility are expected to increase the extent of our water recycling and present lower environmental risks than storing tailings in ponds. We expect to spend approximately $187 million during 2011 and 2012 related to environmentally-driven capital projects on our modernization and expansion project at the Mountain Pass facility. We have acquired air emission offset credits at a cost of $3.1 million, which we believe to be sufficient to operate under our initial modernization and expansion plan and our capacity expansion plan. In addition, we may have to incur environmental capital and operating costs in the future relating to our acquisitions of Molycorp Silmet AS and MMA.

Permits and Approvals

Numerous governmental permits and approvals are required for our current and future operations. Molycorp Silmet AS has an Integrated Environmental Permit, which controls its operations in general, and Radiation Practice Licenses for the management of radioactive materials. We hold a mine plan permit and an associated environmental impact report, which currently allow continued operations of our Mountain Pass facility through 2042. We have secured all permits necessary to allow construction to start on the Mountain Pass facility modernization and expansion plan, including permits to operate from the Lahontan Regional Water Quality Control Board and orders for wastewater treatment and other facilities. Our ability to build state-of-the-art processing facilities at Mountain Pass depends upon obtaining the necessary installation and operation permits from a variety of governmental entities. In connection with our planned expansion, we will be required to obtain permit modifications and additional permits for new and replacement processing facilities and utilities, including a chlor-alkali plant and co-generation power plant, and also may be required to prepare a risk management plan in connection with the storage of ammonia for use at the planned co-generation power plant. To obtain, maintain and renew these and other environmental permits, we may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that our current or future operations may have upon the environment.

We may be unable to obtain additional permits unless we are able to avoid or mitigate those impacts, particularly impacts to desert flora and fauna. The permitting processes and development of supporting materials, including any environmental impact statements, may be costly and time consuming. Any failure to obtain, maintain or renew required permits, or other permitting delays or conditions, may delay, limit or prohibit current or future operations. Consequently, the expansion and modernization of the Mountain Pass facility may be delayed, curtailed or prevented, particularly in the event any environmental impact statement is required in connection therewith. These permit processes and requirements, and the interpretation and enforcement thereof, change frequently, and any such future changes could materially adversely affect our mining operations and results of operations.

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, impose stringent health and safety standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters at our Mountain Pass facility. As a result of increasing scrutiny surrounding mine safety, federal and state legislatures and other regulatory authorities have imposed more stringent regulatory requirements on mining operations. In 2006, the MSHA promulgated new emergency rules on mine safety that address mine safety equipment, training and emergency reporting requirements. The U.S. Congress enacted the Mine Improvement and New Emergency Response Act of 2006, which significantly amended the Federal Mine Safety and Health Act of 1977, requiring improvements in mine safety practices, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection and enforcement activities. The MSHA published final rules implementing the Mine Improvement and New Emergency Response Act to revise both the emergency rules and the MSHA’s existing civil penalty assessment regulations, which resulted in an across-the-board increase in penalties from the existing regulations.

The Mountain Pass facility maintains a rigorous safety program. Our employees and contractors are required to complete 24 hours of initial training sessions, as well as annual refresher sessions, which cover all of the potential hazards that may be present at the facility. During the training, our commitment to a safe work environment is reinforced through our Stop Work Authority program, which allows any employee or contractor at the facility to stop work that they deem to be unsafe. As a direct result of this commitment to safety, the Mountain Pass facility has an exceptional safety record, which as of December 31, 2010, stood at 1999 days worked without a lost-time or restricted work accident. Lost-time incidence rate is an industry standard used to describe occupational injuries that result in loss of one or more days from an employee’s scheduled work. Our lost-time incidence rate for all operations for each of the years ended December 31, 2009 and 2010 was zero, as compared to the national average of 1.78 and 1.88 as reported by the MSHA for the respective periods.

The exceptional safety performance record of the Mountain Pass facility is further reflected in the following table, which compares rates for all lost time, restricted work and medical treatment incidents per 200,000 hours worked with average rates for mining operations, as determined by MSHA:

	Year Ended December 31,
	2006	2007	2008	2009	2010

Molycorp Operations	0	0	1.01	0.86	1.33
MSHA Rates for Operators	2.79	3.73	3.48	2.95	2.83

Within the last several years, the Mountain Pass facility has received numerous awards for safety, including: the MSHA Sentinels of Safety Award (2008, 2006 and 2004); the National Safety Council Awards — Perfect Record (2008, 2007, 2006, 2004); and the National Safety Council Awards — Occupational Excellence achievement award (2009, 2007 and 2004). We believe that our commitment to a safe working environment at the Mountain Pass facility provides us with a competitive advantage in attracting and retaining employees. The MMA facility has not had a lost-time accident for the past 14 years. Molycorp Silmet AS is certified in ISO 9001, ISO 14001, and is working on becoming certified in ISO 18001. The Molycorp Silmet AS facility has not had a lost-time accident for over 12 months prior to the acquisition by Molycorp.

Workers’ Compensation

Although, as of December 31, 2010, the Mountain Pass Facility has not experienced a lost-time workplace injury since July 11, 2005, we are required to compensate employees for work-related injuries. The states in which we operate consider changes in workers’ compensation laws from time to time. We are insured under various state workers’ compensation programs for our operations at the Mountain Pass facility, our offices in Greenwood Village, Colorado and the State of Washington.

Surface Mining Control and Reclamation

Our San Bernardino County conditional use permit, approved mining plan and state laws and regulations establish operational, reclamation and closure standards for all aspects of our surface mining operations. Comprehensive environmental protection and reclamation standards must be met during the course of and upon completion of mining activities, and our failure to meet such standards may subject us to fines, penalties or other sanctions.

Although we expect the Mountain Pass facility to remain open for significantly longer than 30 years, our 30-year mine plan requires that we restore the surface area upon completion of mining. Financial assurances are generally required to secure the performance of these reclamation obligations. To satisfy these financial assurance requirements, we typically obtain surety bonds, which are renewable on a yearly basis. Although we expect to continue to obtain and renew such bonds, it has become increasingly difficult for mining companies to secure new or renew existing surety bonds without the posting of partial or full collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable. It is possible that surety bond issuers may refuse to provide or renew bonds or may demand additional collateral upon those issuances or renewals. Our inability to obtain or failure to maintain or renew these bonds could have a material adverse effect on our business and results of operations.

As of December 31, 2010, we had financial assurance requirements of $27.4 million that were satisfied with surety bonds secured by cash held in escrow, which we have placed with California state and regional agencies for our Mountain Pass facility.

Water Usage and Pollution Control

The federal Clean Water Act and similar national, state and local laws and regulations affect surface mining and processing operations by imposing restrictions on the discharge of pollutants, including tailings and other material, into waters. These requirements are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over the jurisdiction and permitting requirements of the federal Clean Water Act. Individual or general permits under Section 404 of the Clean Water Act are required if we discharge dredged or fill materials into jurisdictional waters of the United States. In addition, our Lahontan Regional Water Quality Control Board permit for our Mountain Pass facility establishes treatment standards for wastewater discharges to evaporation ponds. Regular monitoring by the Lahontan Regional Water Quality Control Board, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of our permits. Until our chlor-alkali plant is operational, we intend to dispose of wastewater via our existing evaporation ponds and, as needed, via off-site disposal. The discharge of wastewater by Molycorp Silmet AS’s operations are governed by its Integrated Environmental Permit.

Our operations require significant quantities of water to process REOs. As part of the modernization and expansion of the Mountain Pass facility, we expect to significantly reduce our need for fresh water by recycling available water resources. Current design specifications for our modernization project indicate an approximately 50% reduction of fresh water consumption as compared to water consumption in the mid-1990’s, when the mine was producing approximately 19,050 mt of REO per year.

Air Pollution Control

The federal Clean Air Act and similar national, state and local laws and regulations affect our surface mining and processing operations both directly and indirectly. We currently operate and maintain numerous air pollution control devices under permits from the California Mojave Desert Air Quality Management District. We generally must obtain permits before we install new sources of air pollution, which may require us to do air quality studies and obtain emission offset credits, which can be costly and time consuming to procure. We expect that our new and expanded facilities will require us to obtain emission credits or offsets for nitrogen oxides, particulate matter (10 microns), sulfur oxide and volatile organic compounds. The increased emissions from these facilities may trigger permitting under Title V of the Clean Air Act. In addition, the regulations of the California Air Resources Board will require us to retrofit or replace off-road, on-road and forklift vehicles to achieve emission standards for nitrogen oxides and particulate matter (10 microns). The Integrated Environmental Permit issued to Molycorp Silmet AS regulates the discharge of air pollution in accordance with the requirements of Estonian laws and regulations.

Our operations also emit GHGs.  Pursuant to existing GHG requirements, we expect that following the expansion of the Mountain Pass facility we will be required to report annual GHG emissions from our operations. Additional GHG emission related requirements are in various stages of development. For example, the U.S. Congress is considering various legislative proposals to address climate change. In addition, the United States Environmental Protection Agency, or EPA, has issued regulations, including the “Tailoring Rule,” that subject GHG emissions from stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. California is also implementing regulations pursuant to its Global Warming Solutions Act that will establish a state-wide cap-and-trade program for GHG emissions. Our operations in Arizona and Estonia may also be subject to GHG requirements. Any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs, any of which could adversely affect our business, financial condition, reputation, operating performance and product demand. However, such regulations might also present opportunities for our industry to the extent they increase the demand for rare earth products used in clean-technology applications, such as hybrid and electric vehicles and wind power turbines.

Our operations consume significant amounts of energy and, accordingly, are subject to fluctuations in energy costs. These costs may increase significantly in part as an indirect result of GHG and other air emission regulations applicable to third-party power suppliers.

Hazardous and Radioactive Substances and Wastes

The federal Comprehensive Environmental Response Compensation and Liability Act, known as CERCLA, and analogous foreign and state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the actual or threatened release of a “hazardous substance” into the environment. Persons who are or were responsible for such releases of hazardous substances under CERCLA, which can include waste generators, site owners, lessees and others, may be subject to joint and several liability for the costs of remediating such hazardous substances and for damages to natural resources. Accordingly, we may be subject to liability under CERCLA and similar foreign and state laws for properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent waste materials. Pursuant to a 1998 clean up and abatement order issued by the Lahontan Regional Water Quality Control Board, we have conducted and are continuing to conduct various investigatory, monitoring and remedial activities related to contamination at and around the Mountain Pass facility. These activities include soil remediation and the operation of groundwater monitoring and recovery wells, water treatment systems and evaporation ponds. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. However, that contamination is being remediated by Chevron Mining Inc., who retained ownership of the ponds and the pipeline. Although Chevron Mining Inc. is obligated to indemnify us for certain potential environmental losses associated with activities that occurred prior to our purchase of the

Mountain Pass facility, the amount of such indemnity is limited and may not be sufficient to cover such losses. See “Business — The Mountain Pass Facility.” In addition, the long history of industrial operations at the Molycorp Silmet AS facility in Estonia may have caused soil, surface water and groundwater contamination at and around the facility. The facility was constructed in 1948 and has since been used for, among other industrial purposes, the processing of uranium ore and alum shale.

In 2009, the EPA announced that it is developing financial responsibility requirements under CERCLA for certain facilities within the hardrock mining industry. If applicable to our current or future operations, these requirements could impose on us significant additional costs or obligations.

REOs contain naturally occurring radioactive substances, such as thorium and uranium. The mining and processing of REOs involves the handling and disposal of such substances, and accordingly we are subject to extensive safety, health and environmental laws, regulations and permits regarding radioactive substances. Significant costs, obligations or liabilities may be incurred with respect to such requirements, and any future changes in such requirements (or the interpretation or enforcement thereof) may have a material adverse effect on our business or results of operations. One such permit pursuant to which we currently operate is a Radioactive Materials License issued and administered by the California Department of Health Services Radiologic Health Branch. The license applies to the use of sealed radioactive sources used for gauging volumes of materials, as well as certain other activities. A failure to maintain or renew this license could materially adversely affect our business or results of operations. The storage and disposal of low-level radioactive wastes by Molycorp Silmet AS are governed by its Radioactive Practice Licenses. Radioactive materials are present at the Molycorp Silmet AS facility, and we incur costs to manage and dispose of such materials.

We generate, manage and dispose of solid and hazardous waste. Demolition of structures in connection with facility expansion and modernization generates waste in addition to that associated with processing and remediation activities. In connection with our modernization and expansion effort at the Mountain Pass facility and elsewhere, we will incur additional costs to handle, store and dispose of such wastes.

Endangered Species Act

The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Such laws and related regulations may have the effect of prohibiting or delaying us from obtaining mining permits and may impose restrictions on pipeline or road building and other mining or construction activities in areas containing the affected species or their habitats. Several species indigenous to Mountain Pass, California, including the desert tortoise, are protected under the Endangered Species Act and California Endangered Species Act.

Use of Explosives

In connection with our surface mining activities, we use explosives, which are subject to regulation, including under the federal Safe Explosives Act. Violation of these regulatory requirements may result in fines, imprisonment, revocation of permits and/or seizure or forfeiture of explosive materials.

Other Environmental Laws

We are required to comply with numerous other international, national, federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the California Environmental Quality Act, the National Environmental Policy Act, the Emergency Planning and Community Right-to-Know Act, the California Accidental Release Prevention Program and various Estonian and European Union requirements.

Facilities and Employees

We own the Mountain Pass facility. We also lease our executive office space at 5619 Denver Tech Center Parkway, Greenwood Village, Colorado. The leases for Suite 1000 and Suite 1005 expire November 2016 and February 2012, respectively, subject to renewal options.

As of April 30, 2011, we had 766 employees. In connection with our ongoing modernization and expansion efforts at the Mountain Pass facility, we expect to hire additional employees by the end of 2012. As of April 30, 2011, 87 of our employees were represented by the United Steelworkers of America. Our contract with the United Steelworkers of America expires in 2012. We have not experienced any work stoppages and consider our employee relations to be excellent.

Legal Proceedings

From time to time, we may become subject to various legal proceedings that are incidental to the ordinary conduct of our business. We are not currently party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of May 23, 2011.

Name	Age	Position

Mark A. Smith	52	President, Chief Executive Officer and Director
James S. Allen	44	Chief Financial Officer and Treasurer
John L. Burba, PhD	59	Executive Vice President and Chief Technology Officer
John F. Ashburn, Jr.	56	Executive Vice President and General Counsel
Ksenia A. Adams	30	Corporate Controller
Douglas J. Jackson	50	Vice President, Business Development
John K. Bassett	61	Vice President, Operations
Russell D. Ball	43	Director
Ross R. Bhappu	51	Chairman of the Board
Brian T. Dolan	70	Director
Charles R. Henry	73	Director
Mark S. Kristoff	50	Director
Alec Machiels	38	Director
Jack E. Thompson	61	Director

Executive Officers

Mark A. Smith has been our Chief Executive Officer and has served as a director since October 2008 and our President since March 2010. From April 2006 until October 2008, Mr. Smith was president and chief executive officer of Chevron Mining Inc., a wholly-owned subsidiary of Chevron Corporation, and from August 2005 until April 2006 he was vice president of Chevron Mining Inc. In his positions at Chevron Mining Inc., Mr. Smith was responsible for 1,500 employees, approximately $500 million in revenue, three coal mines, one molybdenum mine and the Mountain Pass rare earth mine. From June 2000 until August 2005, Mr. Smith was a vice president for Unocal Corporation, an oil and gas exploration and production company, which previously owned the Mountain Pass facility, where he was responsible for managing all real estate, remediation, mining and carbon groups. Mr. Smith has served on the board of directors of Avanti Mining Inc., a molybdenum mining company, since November 2009 and on the board of directors of Talison Lithium Limited, a global producer of Lithium, since August 2010. Mr. Smith received his B.S. degree in agricultural engineering from Colorado State University in 1981 and his J.D., cum laude, from Western State University College of Law in 1990. Mr. Smith’s broad experience in the rare earths mining industry and deep understanding of the operations at our Mountain Pass facility make him a valuable member of our management and board of directors.

James S. Allen has been our Chief Financial Officer since December 2009 and Treasurer since March 2010. From October 2005 until April 2009, Mr. Allen was an audit partner at KPMG LLP, a public accounting firm, and from June 2002 until September 2005, Mr. Allen was an audit senior manager at KPMG. During his time at KPMG, Mr. Allen was responsible for the professional development of managers and staff, the execution of audit engagements and other projects in accordance with firm and professional standards, as well as various other business development and administrative matters including maintenance of client relationships. A certified public accountant, Mr. Allen received his B.S. degree in business administration — accounting from Colorado State University in 1989.

John L. Burba, PhD has been our Chief Technology Officer since October 2008, and was promoted to the position of Executive Vice President and Chief Technology Officer in September of 2009. From August 2005 until

October 2008, Mr. Burba was vice president of technology at Chevron Mining Inc., where he was involved in identifying and developing technologies for Chevron Mining’s businesses, including coal, molybdenum and rare earths. From July 2002 until August 2005, Mr. Burba was vice president of technology at Molycorp Inc., a subsidiary of Unocal Corporation. Mr. Burba received his B.S. degree in chemistry in 1974, his M.S. in physical chemistry in 1976 and his PhD in physical chemistry from Baylor University in 1979.

John F. Ashburn, Jr. has been our General Counsel and Executive Vice President since December 2008, and served as our Secretary from December 2008 until April 2010. From August 2005 until November 2008, Mr. Ashburn was senior counsel of Chevron Mining Inc. From April 1990 until August 2005, Mr. Ashburn was senior counsel of Unocal Corporation, an oil and gas exploration and production company. Mr. Ashburn received his B.S. degree in psychology from Northern Illinois University in 1976 and his J.D. from Northern Illinois University School of Law in 1980.

Ksenia A. Adams has been our Corporate Controller since July 2009. From May 2007 until July 2009, Ms. Adams was an audit manager with KPMG LLP. From October 2002 until May 2007, Ms. Adams was a senior member of the audit staff of KPMG. Ms. Adams is a certified public accountant and received her B.S. degree in accounting from Colorado State University in 2002.

Douglas J. Jackson has been our Vice President, Business Development since November 1, 2010. From 2002 to 2010, he was a private investor and in 2010 he founded and is the principal of Optimal Solutions SV LLC, a management consulting company. From 1988 to 2002, he was with Dyno Nobel, Inc., or Dyno, the largest operating subsidiary of Dyno Nobel ASA, a global commercial explosive supplier. While with Dyno, Mr. Jackson held a variety of positions, including serving as President and Chief Executive Officer, where he had the responsibility for operations in North America and South America, Dyno’s largest market, while establishing new operations in the high growth markets of Latin America. Mr. Jackson started his career at Unocal Corporation, where his roles included Engineer-Chemical Sales/Service and District Sales Manager — Industrial Chemical Marketing. Mr. Jackson received his B.S. degree in engineering from Washington State University in 1983 and his MBA from California State University in 1988.

John K. Bassett has been our Vice President, Operations since January 2011. From 2005 to 2011, he was President of Seadrift Coke L.P., or Seadrift, a manufacturer of petroleum needle coke. As President of Seadrift, Mr. Bassett had profit and loss responsibility, including sales and safety performance. Mr. Bassett started his career in petroleum refining and was refinery general manager of two refineries. He received his degree in Chemical Engineering from the University of Illinois in 1972.

Directors

Russell D. Ball has been a director since March 2010. Since July 2007, Mr. Ball has been the chief financial officer and since October 2008, he has been the executive vice president of Newmont Mining Corporation, a gold mining and production company. Before becoming chief financial officer, Mr. Ball held a variety of senior positions with the Newmont Mining Corporation, including vice president and controller from 2004 until 2007. Mr. Ball is both a chartered accountant in South Africa and a certified public accountant in the United States. Mr. Ball brings a unique and important understanding of finance and accounting in the international mining industry to our board of directors.

Ross R. Bhappu has been the Chairman of our board of directors since September 2008. Since 2005, Mr. Bhappu has been a partner with Resource Capital Funds, a series of private equity funds investing exclusively in the mining and minerals industry, and from 2001 until 2005 Mr. Bhappu was vice president/principal of Resource Capital Funds. Mr. Bhappu has served on the board directors of EMED Mining Public Ltd., a copper mining company, since October 2008, and he has been a director of Traxys S.A., a metal trading and distribution company, since January 2007. Previously, Mr. Bhappu served on the board of directors of Constellation Copper Corporation, a copper mining company, from July 2002 until November 2007 and Anglo Asian Mining, a gold mining company, from November 2005 until September 2006. Mr. Bhappu has prior experience constructing and operating complex mining and processing operations as well as mining related merger and acquisition activities. He was previously employed by Newmont Mining Corporation, GTN

Copper Corporation and Cyprus Minerals Company. With his comprehensive knowledge of the mining industry and his extensive board experience, Mr. Bhappu is a key member of our board of directors.

Brian T. Dolan has been a director since September 2008. Mr. Dolan has been a partner of Resource Capital Funds and RCF Management, L.L.C., a company that provides management services to the several Resource Capital Funds, since January 2002. Mr. Dolan is currently serving as a member of the board of directors of the following companies: Connors Drilling LLC; Dampier International; Dampier Master Fund; RCF IV Speedwagon Inc.; and Rolling Rock Minerals, Inc. Mr. Dolan is also currently serving in the following executive officer positions: vice president and assistant secretary of NYCO Minerals LLC; vice president and secretary of RCF IV Speedwagon, Inc.; and vice president and secretary of Rolling Rock Minerals, Inc. From 1970 to 2001, Mr. Dolan practiced law with Davis Graham & Stubbs LLP of Denver, Colorado, specializing in natural resources law. Mr. Dolan’s extensive and ongoing experience as director of a wide spectrum of companies makes him a vital part of our board of directors.

Charles R. Henry has been a director since August 2009. Mr. Henry is currently the president of CRH, Inc., a consulting firm specializing in defense acquisition issues, and has been associated with CRH since its formation in 1993. From 2005 to 2007, Mr. Henry was the chief operating officer of CEG Company, a leading producer of wiring harnesses for military vehicles. He has served on the board of directors of Gaming Partners International, a gaming products company, since June 2006. Mr. Henry is a retired two-star general who served 32 years in the U.S. Army. With his strong background in management, Mr. Henry brings significant organizational acumen to our board of directors.

Mark S. Kristoff has been a Director since September 2008. Since April 2005, Mr. Kristoff has been the chief executive officer of the Traxys Group, a global metal trading, marketing and distribution company with annual revenues of approximately $4 billion. Before becoming chief executive officer, Mr. Kristoff was the chief operating officer of the Traxys Group from its founding in January 2003 until April 2005. Prior to the formation of the Traxys Group, Mr. Kristoff was the president of Considar Inc. from 1991 until 2003. Mr. Kristoff graduated from Cornell University with a BA in Economics in 1984. Mr. Kristoff’s experience in global trading, financing, supply chain management, and distribution of metals and REE’s provides valuable insight to our board of directors regarding existing and potential opportunities in the rare earths markets.

Alec Machiels has been a Director since September 2008. Mr. Machiels has served as a partner at Pegasus Capital Advisors, L.P., a private equity fund manager, since May 2006. Prior to becoming a partner at Pegasus, Mr. Machiels was as vice president from June 2004 until May 2006 and an associate from August 2002 until June 2004. Mr. Machiels served as a member of the board of directors of Coffeyville Resources, LLC, an oil refinery and ammonia plant in Coffeyville, Kansas, from 2003 until 2005 as well as a member of the board of directors of Merisant Company, a manufacturer and distributor of sugar substitute sweeteners, from 2005 until 2008. He has served on the board of directors of Traxys S.A., a global metal trading and distribution company, since January 2006. He started his career as a financial analyst in the Financial Services Group at Goldman Sachs International in London and in the Private Equity Group at Goldman, Sachs & Co. in New York from July 1996 until June 1999. From July 2001 to July 2002, Mr. Machiels served as chief executive officer and chairman of Potentia Pharmaceuticals, Inc. Mr. Machiels attended Harvard Business School from August 1999 to June 2001 and received an MBA. Mr. Machiels also received a masters in law from KU Leuven Law School in Belgium and a masters in international economics from Konstanz University in Germany. His strong background in financial management and investment in commodity-related businesses provides our board of directors with a valuable perspective on strategic, financial and capital raising matters.

Jack E. Thompson has been a Director since August 2009. From December 2001 until April 2005 he was the vice chairman of Barrick Gold Corporation, a gold mining company. Mr. Thompson has served as a member of the boards of directors of Tidewater, Inc., an offshore oil services company, since February 2005. He has also served as a member of the board of directors of Anglo American, a mining company, since November 2009. Previously, Mr. Thompson served as a member of the board of directors of: Stillwater Mining Co., a palladium and platinum mining company, from March 2003 until July 2007; Rinker Group Limited, a sand and gravel company, from May 2006 until April 2007; Centerra Gold Inc., a gold mining company, from May 2009 until May 2010; Century Aluminum Co., an aluminum smelting company, from February 2005 until

June 2011; and Phelps Dodge Corporation, a copper mining company, from January 2003 until March 2007. Mr. Thompson brings extensive knowledge of the mining industry and broad management experience to our board of directors.

Board Composition

Our certificate of incorporation provides that our board of directors must consist of no less than seven or more than eleven persons. The exact number of members on our board of directors is determined from time to time by resolution of a majority of our full board of directors. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Our directors are divided among the three classes as follows:

•	Messrs. Ball, Henry and Thompson serve as Class I directors (with a term expiring in 2014);

•	Messrs. Dolan and Smith serve as Class II directors (with a term expiring in 2012); and

•	Messrs. Bhappu, Kristoff and Machiels serve as Class III directors (with a term expiring in 2013).

Committees of Our Board of Directors

Audit and Ethics Committee

Our Audit and Ethics Committee consists of Messrs. Ball, Thompson and Henry. The Audit and Ethics Committee, among other things, oversees our accounting practices and processes, system of internal controls, independent auditor relationships, financial statement audits and audit and financial reporting processes. All of the members of our Audit and Ethics Committee are independent under the rules of the NYSE and are independent under Rule 10A-3 under the Exchange Act. Each committee member is financially literate within the requirements of the NYSE and Mr. Ball is an audit committee financial expert within the applicable rules of the SEC and the NYSE.

Compensation Committee

Our Compensation Committee consists of Messrs. Thompson, Kristoff and Dolan. The Compensation Committee establishes and administers our policies, programs and procedures for compensating our executive officers and directors. The Compensation Committee’s duties include, among other things, reviewing and approving executive officer compensation and recommending incentive compensation plans and equity-based plans. All of the members of our Compensation Committee are independent under the rules of the NYSE.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Kristoff, Bhappu and Machiels. The Nominating and Corporate Governance Committee identifies individuals qualified to become board members, recommends director nominees, recommends board members for committee membership, develops and recommends corporate governance principles and practices, oversees the evaluation of our board of directors and its committees and formulates a description of the skills and attributes of desirable board members. All of the members of our Nominating and Corporate Governance Committee are independent under the rules of the NYSE.

Health, Safety and Environment Committee

Our Health, Safety and Environment Committee consists of Messrs. Henry, Dolan and Smith. The Health, Safety and Environment Committee establishes and oversees the administration of our policies, programs and procedures for ensuring that we continue to provide a safe working environment for our employees. The

Health, Safety and Environment Committee also establishes and oversees the administration of our policies, programs and procedures for ensuring our continued commitment to protecting the environment.

Executive Committee

Our Executive Committee consists of Messrs. Bhappu, Kristoff and Smith. The Executive Committee acts, when necessary, in place of our full board of directors during periods in which our board of directors is not in session. The Executive Committee is authorized and empowered to act as if it were the full board of directors in overseeing our business and affairs, except that it is not authorized or empowered to take actions that have been specifically delegated to other board committees or to take actions with respect to:

•	the declaration of distributions on our capital stock;

•	a merger or consolidation of the Company with or into another entity;

•	a sale, lease or exchange of all or substantially all of our assets;

•	a liquidation or dissolution of the Company;

•	any action that must be submitted to a vote of our stockholders; or

•	any action that may not be delegated to a board committee under our certificate of incorporation or the General Corporation Law of the State of Delaware.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee consists of Messrs. Thompson, Dolan and Kristoff. None of the members of our Compensation Committee is or has been an officer or employee of the Company. No executive officer of the Company served in the last year as a director or member of the Compensation Committee of another entity one of whose executive officers served as a member of our Board or on our Compensation Committee.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, other employees and directors. We have posted the full text of our Code of Business Conduct and Ethics on our website at www.molycorp.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics or waivers of such provisions applicable to any director, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above. The information on or accessible through our website is not a part of this prospectus.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines to assist us with the proper management and governance of the activities of our board of directors. A complete copy of the Corporate Governance Guidelines is available on our website at www.molycorp.com. The information on or accessible through our website is not a part of this prospectus. Our Corporate Governance Guidelines cover, among other topics:

•	director independence;

•	board structure and composition;

•	board member nomination and eligibility requirements;

•	board leadership and executive sessions;

•	limitations on other board and committee service;

•	committees of the board;

•	director responsibilities;

•	board and committee resources, including access to officers and employees;

•	director compensation;

•	director orientation and ongoing education;

•	succession planning; and

•	board and committee self evaluations.

Review and Approval of Related-Party Transactions

Our Audit and Ethics Committee is responsible for the review and approval of all related-party transactions required to be disclosed to the public under SEC rules. This procedure is contained in the written charter of our Audit and Ethics Committee. In addition, we maintain a written Code of Ethics that requires all employees, including our officers, to disclose to the Audit and Ethics Committee any material relationship or transaction that could reasonably be expected to give rise to a personal conflict of interest. Related-party transactions are reviewed and approved by the Audit and Ethics Committee on a case-by-case basis.

Compensation Discussion and Analysis

Executive Summary

As further discussed in this section, our compensation and benefit program helps us attract, retain and motivate individuals who will maximize our business results by working to meet or exceed established company or individual objectives. This section focuses on our compensation programs for executive officers, including the following officers whom we refer to as our named executive officers:

Name	Title

Mark A. Smith	President and Chief Executive Officer
James S. Allen	Chief Financial Officer and Treasurer
Ksenia A. Adams	Corporate Controller
John F. Ashburn, Jr.	Executive Vice President and General Counsel
John L. Burba	Executive Vice President and Chief Technology Officer

In 2010, we implemented several key changes to our compensation program to correspond with compensation practices typically found in public companies. Our key changes included:

•	developing a framework for benchmarking our executives’ salaries to the salaries of executives with comparable positions in our peer group;

•	creating an annual bonus program based on the achievement of essential corporate objectives;

•	creating a long-term equity-based award program, which we refer to as our Long-Term Incentive Program, under which our executives may receive equity awards to align their interests with our stockholders’ interests and encourage them to work toward the long-term success of the Company;

•	entering into new employment agreements with our executives in anticipation of becoming a public company;

•	amending and restating our nonqualified deferred compensation plan to give participants the ability to defer the receipt of shares subject to restricted stock units granted under the Long-Term Incentive Program, to convert all or a portion of their cash bonus into additional restricted stock units and to be eligible to receive matching restricted stock units, each of which promotes share ownership in our executives; and

•	instituting a stock ownership policy for our directors and officers, which promotes a long-term view of our performance.

The following discussion and analysis of our compensation and benefit programs should be read together with the compensation tables and related disclosures that follow this section. This discussion includes forward-looking statements based on our current plans, considerations, expectations and determinations about our compensation program. Actual compensation decisions that we may make for 2011 and beyond may differ materially from those made in our recent past.

Overview, Philosophy and Objectives

Our compensation and benefit program seeks to attract and retain talented and qualified individuals to manage and lead the Company and to motivate them to pursue our long-term business objectives. In 2010, our compensation program consisted of a mix of cash and equity-based components. This mix provided a competitive total compensation package that rewarded individual and company performance.

We compete with a variety of companies and organizations to hire and retain individual talent. As a result, the primary goal of our compensation program is to help us attract, motivate and retain the best people possible. We implement this philosophy by:

•	encouraging, recognizing and rewarding outstanding performance;

•	recognizing and rewarding individuals for their experience, expertise, level of responsibility, leadership, individual accomplishment and other contributions to us;

•	recognizing and rewarding individuals for work that helps increase our value; and

•	providing compensation packages that are competitive with those offered by companies with whom we compete in hiring and retaining talented individuals.

Executive compensation is a management tool that we use to provide reasonable financial security for our executive officers in exchange for their service. We also use executive compensation to align our executive officers’ goals with our mission, business strategy, values and culture.

This Compensation Discussion and Analysis provides you with a description of the material factors underpinning our compensation policies and decisions for our named executive officers. We refer to these policies and decisions as our compensation program.

Compensation Administration and Consulting

Role of the Board of Directors and the Compensation Committee.  Prior to our initial public offering, the board of directors of Molycorp, LLC was responsible for administering our compensation programs and policies. Since our initial public offering, the Board has delegated to the Compensation Committee the overall responsibility of overseeing the compensation and benefit programs of our executive officers. The Board has retained the final approval of certain key matters, such as the adoption of, or any material amendment to, any equity plan. In compliance with the rules of the NYSE, our Compensation Committee is composed entirely of independent directors. In addition, all members of the Compensation Committee are:

•	“non-employee directors” within the meaning of Rule 16b-3 promulgated under the Exchange Act; and

•	“outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Under its charter, the Compensation Committee has the primary responsibility for, among other things:

•	determining our President and Chief Executive Officer’s compensation and compensation for our other executive officers;

•	working with members of our management to report our executive compensation practices and policies to our stockholders; and

•	administering the equity and incentive compensation plans in which our executive officers participate.

Our Compensation Committee is also responsible for evaluating and administering our compensation program to ensure that it properly motivates our executive officers and appropriately drives our operational and financial performance.

Our Compensation Committee reviews base salaries, determines and makes annual cash incentive awards, approves payout amounts earned for the past year’s annual cash incentive awards, and grants equity incentive awards under the Molycorp, Inc. 2010 Equity and Performance Incentive Plan. In fulfilling its duties and responsibilities, the Compensation Committee receives input in the form of:

•	reports and updates from our executive officers on company and individual executive performance that is measured against quantitative and qualitative performance goals established to help determine individual performance and business success;

•	recommendations from our President and Chief Executive Officer regarding the compensation for our executive officers; and

•	advice from its independent compensation consultant, Towers Watson & Co., which we refer to as Towers Watson.

The Compensation Committee is not bound by the input it receives from our President and Chief Executive Officer or any other executive officer or consultant. Instead, the Compensation Committee exercises independent discretion when making executive compensation decisions.

The Board has the power to change, at any time, the size and membership of the Compensation Committee, to remove Compensation Committee members and to fill vacancies on the Compensation Committee, so long as any new member satisfies the requirements of the Compensation Committee’s charter and any other applicable requirements.

Role of Compensation Consultants.  Our management engaged Mountain States Employers Council, Inc., which we refer to as MSEC, to assist us in developing the compensation program for our executive officers. MSEC provided salary surveys and assisted with establishing pay grades and job descriptions.

Our management also engaged Buck Consultants, LLC, which we refer to as Buck Consultants, to assist in the development of compensation programs for our executive officers. In adopting our 2010 annual bonus program and the Long-Term Incentive Program, the Compensation Committee reviewed and considered data provided by and recommendations made by Buck Consultants.

The Compensation Committee engaged Towers Watson as its independent compensation consultant. During the year, Towers Watson reviewed the proposals of MSEC, reviewed the recommendations of Buck Consultants, selected the peer group members used in developing our compensation practices, performed our peer group benchmarking analysis, assisted with establishing our annual bonus program and the Long-Term Incentive Program, reviewed award agreements related to our 2010 Equity and Performance Incentive Plan, reviewed employment agreements for our executive officers and assisted with other issues in which independent advice was sought by the Compensation Committee. Other than the services provided to the Compensation Committee, Towers Watson did not provide any other services to Molycorp.

Role of Executive Officers.  Our President and Chief Executive Officer provides the Compensation Committee, and before that, he provided the board of directors of Molycorp Minerals, LLC, recommendations regarding our compensation program and the compensation of our named executive officers other than himself. He has been assisted in this by our Director of Human Resources, Terry Gleason, and James Sillery of Buck Consultants.

Peer Group Analysis

In 2010, the Compensation Committee, with the assistance of Towers Watson, developed a framework for benchmarking our executives’ salaries to the salaries of executives with comparable positions in our peer group. Establishing a peer group was difficult, because we were in a developmental stage with low earnings and revenues, but expected to become a larger enterprise within a short time frame. Therefore, in establishing our executive officers’ salaries, the Compensation Committee reviewed data from both larger, well-established firms as well as smaller, newly public companies.

The Compensation Committee created a “Steady Run Rate Group”, the members of which were selected from metals and mining companies and chemical companies with revenues ranging from half to double our near-term expected earnings and revenues based on prevailing metals prices. Outliers with total asset values of more than $1.5 billion or a book value of more than $1.2 billion were removed from the group. Each member of the peer group had a ratio of revenues to assets of less than 1.2. Our analysis resulted in the following list of peer group members:

Minerals Technologies Inc.	RTI International Metals Inc.
OM Group Inc.	Stillwater Mining Co.
Titanium Metals Corp.	Thompson Creek Metals Company Inc.
Brush Engineered Materials Inc.	Hecla Mining Co.
Amcol International Corp.	Intrepid Potash Inc.
Innospec Inc.	STR Holdings Inc.
Terra Nova Royalty Corporation	American Vanguard Corp.
Calgon Corporation	NL Industries Inc.

The median 2009 revenue for the peer group was $412 million. The median value of total assets for the peer group was $734 million. The median market capitalization for the peer group was $890 million. These median values were viewed as appropriate long-term estimates of Molycorp’s projected revenue, value of total assets and market capitalization at the time the group was developed, which preceded our initial public offering.

As an additional reference, the Compensation Committee created a supplemental “Developmental Stage Reference Group” by reviewing U.S. and Canadian companies that made an initial public offering in 2007 or 2008. The Compensation Committee limited its search to companies in the materials and energy industries and with 2009 revenues of less than $200 million and a ratio of revenues to assets of less than 1.5. A total of six companies met these criteria and formed our second reference group:

Fortress Paper Ltd.	B2gold Corporation
Orbit Garant Drilling Inc.	Quicksilver Gas Services LP
Angle Energy Inc.	Vanguard Natural Resources LLC

As expected, this group had a lower median 2009 revenue equal to $74 million. The 2009 median value of total assets for this group was $223 million and median market capitalization for the group was $457 million.

In addition, Towers Watson provided the Compensation Committee with access to its proprietary market information. This database covers a wide range of industries but excludes financial services companies. The data were size-adjusted using one of two methods:

•	using a linear regression to estimate salaries for a company with $400 million in revenue; and

•	considering salaries for companies with $200 million to $1 billion in revenue.

The overall salary levels for this group were similar to those in the Steady Run Rate Group.

The Compensation Committee used data from all three groups to guide its decisions on the base salary levels for our executive officers. On the one hand, the Compensation Committee did not want to set base salaries at the levels found in the Steady Run Rate Group, because we had not yet achieved earnings and revenues that were comparable to that group. On the other hand, the Compensation Committee did not want to align base salaries to the Developmental Stage Reference Group, because our expected earnings and revenues in the short term were expected to exceed the companies in this group. Therefore, the Compensation Committee set our executives’ salaries to levels that were lower than the Steady Run Rate median, but higher than the Developmental Stage Reference Group median.

In addition to using these data to determine the salaries for our executive officers, the Compensation Committee also used these data to determine the annual bonus opportunity for our President and Chief Executive Officer.

Allocation of Compensation Components

In 2010, our compensation program consisted of the following components:

•	base salaries;

•	annual bonuses paid in a mix of cash and equity;

•	discretionary cash bonuses related to the achievement of our initial public offering;

•	equity-based awards under our Long-Term Incentive Program;

•	health and welfare benefits; and

•	retirement benefits.

We believe that a substantial portion of the total compensation of our executive officers should be variable and tied to our performance to align compensation with the achievement of our business objectives. At the same time, we strive to attract and retain high-caliber executives with competitive fixed compensation. We, therefore, offer both fixed and at-risk compensation, the levels and the mix of which are set at rates that are intended to be competitive within our industry.

Compensation Program Overview

We believe our compensation program, when evaluated on a component-by-component basis and in total, effectively achieves our compensation philosophy and objectives described above. The following chart summarizes the primary components of our compensation program for 2010:

Component	Primary Purpose

Base Salary	Base salary compensates an individual for his or her position’s responsibilities, skills, experience and performance. The levels of base salaries are intended to attract and retain a high-quality management team, especially when considered with the other components of our compensation program. The levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability.
Annual Bonus Payments	Our annual bonus payments are used to align our executive officers with our overall business objectives and reward them for superior performance. Specific goals are determined at the beginning of the year (other than for 2010, which were determined after our initial public offering) and performance is evaluated at year end. Payments are made in a combination of cash and restricted stock.
Equity Awards	Equity awards under our 2010 Equity and Performance Incentive Plan align our executives with the interests of our stockholders and promote retention.
Health and Welfare Benefits	Health and welfare benefits provide for basic health, life and income security needs of our executive officers and their dependents.
Retirement Benefits	Our 401(k) plan encourages and rewards long-term service by providing market-based benefits upon retirement. All employees are eligible to participate in our 401(k) plan. Our nonqualified deferred compensation plan provides a tax-efficient vehicle to accumulate retirement savings. In addition, the plan promotes share ownership by allowing participants to convert all or a portion of their cash bonus into restricted stock units and receive additional matching restricted stock units. The plan also promotes retention, because the matching restricted stock units vest over a three-year term.

Primary Components of Executive Compensation

2010 Base Salaries.  In 2010, the Compensation Committee focused on approving the job descriptions and the assignment of pay grades for our employees as proposed by management and its consultants. After our initial public offering, we targeted the salary levels for our executive officers to above the median of the Developmental Stage Reference Group, because our expected earnings and revenues in the short term were expected to exceed the companies in this group. However, the Compensation Committee set the base salaries lower than the median of the Steady Run Rate Group, because our earnings and revenues were not yet comparable to companies in this group. The Compensation Committee believes that salaries at these levels, together with our total benefits package, will make us highly competitive in the market place and help to attract and retain high-quality executives. Based on the results of our peer group analysis, the Compensation Committee raised the base salaries for each of Mr. Allen, Mr. Ashburn and Mr. Burba from $200,000, $215,000, $213,700, respectively, to $250,000 for each executive.

In May 2011, the Compensation Committee of the Board of Directors reviewed the base salaries of our named executive officers. Following an analysis of certain benchmarking data, the Compensation Committee, in consultation with our President and Chief Executive Officer (with respect to the salaries of our other named executive officers), determined that an increase in the base salaries of our named executive officers was necessary in order for us to remain competitive and retain our executive officers. Based on the recommendation of the Compensation Committee, the Board of Directors approved an increase in our named executive officers’ base salaries. The initial 2011 base salaries of our named executive officers, the revised 2011 base salaries and the percentage increase of each named executive officer’s 2011 base salary are set forth in the table below:

	Initial 2011	Revised 2011	Percentage
Executive	Base Salary	Base Salary	Increase

Mr. Smith	$410,000	$687,000	67.6%
Mr. Allen	$256,000	$360,000	40.6%
Ms. Adams	$130,000	$150,000	15.4%
Mr. Ashburn	$256,000	$360,000	40.6%
Mr. Burba	$256,000	$360,000	40.6%

Discretionary Cash Bonuses.  In connection with the completion of our initial public offering, the Compensation Committee granted each of our executive officers a discretionary cash bonus as a reward for his or her exemplary performance in successfully completing our initial public offering. The amount of each officer’s award corresponded with his or her level of responsibility in overseeing the completion of our initial public offering. Mr. Smith received a bonus of $100,000, each of Mr. Allen, Mr. Ashburn and Mr. Burba received a bonus of $50,000, and Ms. Adams received a bonus of $30,000.

Annual Bonus Payments.  After the completion of our initial public offering, the Board established company performance objectives in five categories, which included both qualitative and quantitative criteria. On November 4, 2010, to align our executive officers’ performance with our overall business objectives, the Compensation Committee established bonus opportunities for each of our executive officers that were discretionary in nature, but based upon the successful achievement of our objectives. In determining our executive officers’ annual bonuses, the Compensation Committee evaluated our performance in the following areas:

•	Financial — this category included achieving various financial objectives, such as the completion of our initial public offering and securing financing for the modernization and expansion of our Mountain Pass facility.

•	Mountain Pass Project — this category included successful completion of various project milestones related to the modernization and expansion of our Mountain Pass facility, such as completing the construction schedule and capital estimate, obtaining permits required to begin construction, submitting pre-orders for equipment and starting construction.

•	Business Plan — this category included execution of our 2010 business plan and an operating income of $180,177.

•	Safety — this category included strong progress in various safety targets, such as engaging an outside firm to perform an independent safety audit and a 10% improvement in our recordable injury rate.

•	Other — this category included achieving various strategic business development goals in our mine-to-magnets plan as well as obtaining sales contracts for our products after the completion of our modernization and expansion of our Mountain Pass facility.

In determining our executive officers’ annual bonus opportunities, the Compensation Committee established the following discretionary guidelines for each of our executive officers other than Mr. Smith:

•	if our overall level of achievement was 80% of target, his or her bonus would be 20% of his or her 2010 base salary;

•	if our overall level of achievement was 100% of target, his or her bonus would be 40% of his or her 2010 base salary; and

•	if our overall level of achievement was 120% of target, his or her bonus would be 80% of his or her 2010 base salary.

After the close of 2010, the Compensation Committee assessed our 2010 performance relative to our established corporate objectives. The Compensation Committee used its discretion to determine the levels of achievement for each of the criteria described above, which resulted in the following:

Category	Weighting	Level of Achievement

Financial	20%	113%
Mountain Pass Project	30%	120%
Business Plan	20%	75%
Safety	20%	100%
Other	10%	150%

Based on the levels of achievement for each of the five criteria and their respective weightings, the Compensation Committee determined that the overall level of achievement for all of the corporate objectives was 109%. Using the bonus opportunity guidelines, the Compensation Committee awarded Messrs. Allen, Ashburn and Burba annual bonuses equal to 58% of their 2010 base salaries, and Ms. Adams was awarded an annual bonus of 44% of her base salary. In addition, the Compensation Committee recognized Mr. Smith’s efforts in overseeing our achievement of our 2010 corporate objectives as described above and awarded an annual bonus to Mr. Smith equal to 116% of his base salary based on a target level set at 80% of his 2010 base salary, which was at the median of the Steady State Run Group in our peer group analysis. Because the bonus amounts were based on our performance during the period following our initial public offering, we prorated each executive’s bonus based on the number of days from our initial public offering to the end of the year. Therefore, based on the Compensation Committee’s assessment of the overall level of achievement of our corporate objectives, the bonus amounts earned by each executive were as follows:

Executive	Bonus Amount

Mr. Smith	$198,312
Mr. Allen	$61,973
Ms. Adams	$22,310
Mr. Ashburn	$61,973
Mr. Burba	$61,973

Half of the value of each executive’s annual bonus was paid to the executive in cash and the remaining half was paid in shares of restricted stock. The restricted stock will vest on the third anniversary of the date of grant. We believe the allocation of cash and restricted stock helps promote various objectives under our compensation philosophy. On the one hand, we provide immediate rewards to our executives in the form of cash payments for their strong performance in achieving our corporate goals, which is a practice that is competitive with our peers. On the other hand, we promote retention and a long-term view of our success by granting half of the award in restricted stock with a three-year vesting period.

On January 13, 2011, the Compensation Committee approved the 2011 Annual Incentive Plan, which will provide incentive-based bonus opportunities to our executive officers upon the successful achievement of our corporate goals for 2011. Bonus amounts paid under the 2011 Annual Incentive Plan will be based on a percentage of each executive officer’s 2011 base salary. As was the case with our executive officers’ 2010 bonuses, the payments under the 2011 Annual Incentive Plan will also be made in equal amounts of cash and shares of restricted stock.

Equity Awards.  In an effort to promote share ownership, which aligns our executives’ financial interests with those of our stockholders, and to encourage our executives to have a long-term view of our success, the Board approved the 2010 Equity and Performance Incentive Plan, for which the Board delegated administrative authority to the Compensation Committee. In 2010, as part of the Long-Term Incentive

Program, the Compensation Committee granted shares of restricted stock to our executive officers, other than Ms. Adams, as follows:

Executive	Number of Shares of Restricted Stock

Mr. Smith	6,000
Mr. Allen	18,000
Mr. Ashburn	3,000
Mr. Burba	3,000

The restricted stock vests on the third anniversary of the date of grant. Each executive must remain in our continuous employ for his shares to vest on the vesting date, unless his employment terminates by reason of retirement, death or disability or in connection with a change of control of the Company. The restricted stock was granted under and pursuant to the terms and conditions of our 2010 Equity and Performance Incentive Plan.

The number of shares granted to Mr. Allen was significantly higher than the number of shares granted to the other executive officers due to the fact that, unlike the other executive officers, Mr. Allen did not receive incentive shares prior to our initial public offering (see “— Compensation Discussion and Analysis — Molycorp, LLC Incentive Shares and Stock Options”) and therefore owned fewer shares of common stock than the other executive officers. As an acknowledgement that Mr. Allen was not granted incentive shares prior to our initial public offering, the Compensation Committee granted Mr. Allen a larger number of shares of restricted stock as compared to the number of shares received by the other executive officers.

On January 13, 2011, as part of our Long-Term Incentive Program, the Compensation Committee made grants to our executive officers of restricted stock units and stock options pursuant to the terms and conditions of our 2010 Equity and Performance Incentive Plan. The restricted stock units vest on the third anniversary of the date of grant and the stock options vest ratably over the three-year period following the date of grant.

Health and Welfare Benefits.  Each of our named executive officers is entitled to participate in our employee benefit plans (including medical, dental, and life insurance benefits) on the same basis as other employees.

Retirement Benefits.  We have established a 401(k) plan for our employees that encourages and rewards long-term service by providing market-based benefits upon retirement. Each of our named executive officers is entitled to participate in our 401(k) plan on the same basis as other employees. For more information on our 401(k) plan, please see “— Executive Compensation — Retirement Plans.”

Our nonqualified deferred compensation plan, which we refer to as the Management Incentive Compensation Plan, provides a tax-efficient vehicle to accumulate retirement savings. In 2010, we amended and restated the plan to allow participants to defer the receipt of shares subject to restricted stock units granted under our Long-Term Incentive Program. In addition, if a participant elects to defer any of the cash portion of the bonus he or she earns under the 2011 Annual Incentive Plan, he or she may convert a percentage of that cash portion into restricted stock units, which are credited to his or her account under the plan. If a participant converts any of his or her cash bonus into restricted stock units, then we will credit his or her account with matching restricted stock units at an amount equal to 25% of the number of restricted stock units the participant received after converting his or her cash bonus into restricted stock units. We added these new conversion and matching features to promote share ownership in our executive officers and to align their interests with our stockholders’ interests and our long-term success. For more information on our nonqualified deferred compensation plan, please see “— Executive Compensation — Nonqualified Deferred Compensation.”

Employment Agreements

In May 2010, we entered into new employment agreements with Messrs. Smith, Allen, Ashburn and Burba. The employment agreement for Mr. Smith was based on his previous employment agreement we entered into in 2009. However, in anticipation of our initial public offering, we amended some of the sections of Mr. Smith’s agreement to make it more suitable for an executive of a public company. For example, we added a provision in which Mr. Smith would be entitled to severance payments if he were to terminate his employment for “good reason” (as defined in the employment agreement) following a change of control of the Company, because an unsolicited change of control is more of a possibility for a public company. In addition, we made changes to the restrictive covenants section of his employment agreement to bring them in line with covenants for executives of public companies. For a description of the employment agreements with our executive officers, see “— Executive Compensation — Employment Agreements.”

In November 2010, the Compensation Committee amended the employment agreements for each of our executive officers to change the definition of “change of control” to match the definition used in the form equity-award agreements approved at that time by the Compensation Committee. The new definition of change of control is more typical for a public company than the prior definition had been. In addition, we believe that maintaining consistent change of control definitions across agreements is desirable for our overall compensation program.

Molycorp, LLC Incentive Shares and Stock Options

In 2009, prior to our initial public offering, the board of directors of Molycorp, LLC granted equity-based awards to Messrs. Smith, Ashburn and Burba, which we refer to as “incentive shares.” The incentive shares provided the recipients rights that were parallel to those of other indirect owners with respect to future profits of Molycorp, LLC. The incentive shares vested ratably in one-third increments beginning on the date of the grant and on the first and second anniversaries of the date of the grant, with vesting accelerating on the six-month anniversary of a change of control or our initial public offering. Prior to our initial public offering, each holder of the incentive shares exchanged their incentive shares for shares of Class B common stock of Molycorp, Inc. in the corporate reorganization with a similar vesting schedule as the incentive shares. In connection with our initial public offering, all shares of Class B common stock, including those issued to the executive officers in connection with their incentive shares, were converted into restricted shares of our common stock.

In 2009, Mr. Smith was granted an option to purchase 3,798 shares of Molycorp Minerals, LLC equity (subsequently assumed by Molycorp, LLC), which was immediately exercisable. Mr. Smith exercised his option in 2009 and 2010 for interests in Molycorp, LLC, which were exchanged for shares of our Class A common stock in the corporate reorganization. In connection with our initial public offering, all shares of Class A common stock, including those acquired by Mr. Smith, were immediately converted into shares of our common stock.

Tax and Accounting Considerations

The Board and the Compensation Committee have considered the potential future effects of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our President and Chief Executive Officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance-based. Prior to our initial public offering, the Board did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that the Compensation Committee will, where reasonably practicable, seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers in the future, the Compensation Committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract, retain and motivate executive talent.

Stock Ownership Guidelines

In an effort to align the interests of our directors and executives with those of our stockholders, the Board adopted stock ownership guidelines for our directors and officers. Under the stock ownership guidelines, our directors and officers are required to hold the following values in the form of company stock within five years of becoming a director or officer:

•	Directors — four times the value of their annual cash retainer;

•	President and Chief Executive Officer — three times his annual base salary; and

•	Chief Financial Officer and Executive Vice Presidents — two times their annual base salaries.

If an officer’s ownership requirement increases because of a change in title or if a new officer or director is added, the five-year period to achieve the stock ownership requirement begins in January of the year following the year in which the officer’s title changed or the new officer or director began service.

Executive Compensation

The following table sets forth compensation information regarding our President and Chief Executive Officer, Chief Financial Officer and Treasurer and each of our three other most highly compensated executive officers serving as of December 31, 2010.

2010 SUMMARY COMPENSATION TABLE

							Non-Equity
				Stock		Option	Incentive Plan	All Other
Name and			Bonus	Awards		Awards	Compensation	Compensation
Principal Position	Year	Salary ($)	($)	($)		($)	($)	($)		Total ($)

Mark A. Smith	2010	400,000	199,156	219,060	(4)	—	—	30,245	(7)	848,461
President and Chief Executive Officer	2009	400,000	—	(5)		241,000 (6)	—	38,245		679,245
James S. Allen	2010	214,583	80,987	657,180	(4)	—	—	29,400	(8)	982,150
Chief Financial Officer and Treasurer(1)	2009	12,179	—	—		—	—	77		12,256
Ksenia A. Adams	2010	120,000	41,155	—		—	—	17,400	(9)	178,555
Corporate Controller(2)	2009	52,308	—	—		—	—	946		53,254
John F. Ashburn, Jr.	2010	225,208	80,987	109,530	(4)	—	—	9,800	(10)	425,525
Executive Vice President and General Counsel	2009	215,000	30,000 (3)	(5)		—	—	14,700		259,700

John L. Burba	2010	224,288	80,987	109,530	(4)	—	—	29,400	(11)	444,205
Executive Vice President and Chief Technology Officer	2009	213,701	—	(5)		—	—	29,918		243,619

(1)	Mr. Allen was hired on December 9, 2009 as our Chief Financial Officer and was appointed Treasurer in March 2010.

(2)	Ms. Adams was hired on July 27, 2009.

(3)	Represents $30,000 paid to Mr. Ashburn, which consisted of the remaining portion of his signing bonus that was contingent upon his employment continuing in 2009.

(4)	Represents the aggregate grant date fair value computed in accordance with FASB ASC 718.

(5)	On September 10, 2009, our board of directors awarded incentive shares of Molycorp Minerals, LLC to certain employees, including 2,310,000 shares to Mr. Smith, 700,000 shares to Mr. Ashburn and 875,000 shares to Mr. Burba. Each incentive share is effectively equivalent to approximately 0.379718 of a share of our common stock. The incentive shares are intended to constitute “profits interests” under IRS Revenue Procedures 93-27 and 2001-43. For the year ended December 31, 2010, we recognized share-based compensation totaling $11,262,558 for Mr. Smith, $3,412,895 for Mr. Ashburn and $4,266,119 for Mr. Burba related to the incentive shares that were exchanged for shares of Class B common stock and later converted into shares of common stock in connection with our initial public offering. The incentive shares were originally classified as a liability and valued at zero under the intrinsic value method and the Class B shares were valued at fair value in connection with the corporate reorganization on April 15, 2010.

(6)	Options for member interests in Molycorp Minerals, LLC, which were assumed by Molycorp, LLC, were immediately vested and exercisable on the grant date. The value of this option award represents the amount of compensation recognized for financial statement purposes. Additional information regarding the determination of the grant date fair value of this award and the underlying assumption is included in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(7)	Includes $29,400 for employer contributions to our 401(k) plan on behalf of Mr. Smith for 2010 and $845 in 2010 for the premiums paid on a term life insurance policy for the benefit of Mr. Smith.

(8)	Represents $29,400 for employer contributions to our 401(k) plan on behalf of Mr. Allen for 2010.

(9)	Represents $17,400 for employer contributions to our 401(k) plan on behalf of Ms. Adams for 2010.

(10)	Represents employer contributions to our 401(k) plan on behalf of Mr. Ashburn for 2010.

(11)	Represents employer contributions to our 401(k) plan on behalf of Mr. Burba for 2010.

Employment Agreements

We have entered into employment agreements with Messrs. Smith, Allen, Ashburn and Burba.

Mark A. Smith 2009 Employment Agreement

We entered into an executive employment agreement with Mr. Smith, our President and Chief Executive Officer, on November 1, 2009, which we refer to as the 2009 agreement. The 2009 agreement provided for, among other things:

•	an annual base salary of $400,000, subject to increases at our discretion;

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in our annual bonus plan for officers and directors;

•	eligibility to participate in our executive nonqualified deferred compensation plan; and

•	a term life insurance policy in the amount of $1,000,000 for the benefit of Mr. Smith.

The 2009 agreement was terminated and replaced by a new employment agreement in May 2010, as described below.

Mark A. Smith 2010 Employment Agreement

On May 21, 2010, we entered into a new employment agreement with Mr. Smith. The employment agreement terminates under its own terms on June 1, 2013, but it can be renewed upon our mutual agreement with Mr. Smith. Mr. Smith’s employment agreement provides for, among other things:

•	an annual base salary of $400,000, subject to increases at our discretion;

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in any bonus plan or long-term equity or cash incentive compensation plan for officers and directors established by our board of directors;

•	eligibility to participate in our executive nonqualified deferred compensation plan; and

•	a term life insurance policy in the amount of $1,000,000 for the benefit of Mr. Smith.

If we terminate Mr. Smith’s employment without “cause,” or if Mr. Smith terminates his employment for “good reason,” as each term is defined in his employment agreement, Mr. Smith would be entitled to receive any accrued salary and vacation pay up to and including the date of termination and severance payments in an amount equal to one year of his base salary.

Under his employment agreement, Mr. Smith is subject to a two-year prohibition on “competitive conduct,” as defined in his employment agreement, anywhere in the world following the termination of his employment for any reason.

Employment Agreements with Certain Named Executive Officers

On May 21, 2010, we entered into an employment agreement with each of Messrs. Allen, Ashburn and Burba that provides such named executive officers a specified annual base salary of $200,000, $215,000 and $213,700, respectively, subject to increases at our discretion.

The employment agreements also provide for, among other things:

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in any bonus plan or long-term equity or cash incentive compensation plan for officers and directors established by our board of directors; and

•	eligibility to participate in our executive nonqualified deferred compensation plan.

Each of the employment agreements expires by its terms on June 1, 2013, unless renewed in writing by the named executive officer and us. If, prior to such date, we terminate the executive’s employment without “cause,” or if the executive terminates his employment for “good reason,” as each term is defined in his employment agreement, he would be entitled to receive any accrued salary and vacation pay up to and including the date of termination and severance payments in an amount equal to one year of his base salary.

In addition, each of Messrs. Allen, Ashburn and Burba is subject to a two-year prohibition on “competitive conduct,” as defined in his employment agreement, anywhere in the world following the termination of his employment for any reason.

The following table sets forth information with respect to non-equity and equity incentive plan awards granted to our named executive officers during 2010. The Summary Compensation Table above provides information regarding the actual dollar amounts earned under our incentive plans.

2010 GRANTS OF PLAN-BASED AWARDS

		All Stock	Grant Date Fair
	Grant	Awards: Number of Shares	Value of Awards
Name	Date	of Stock or Units	($)

Mark A. Smith	11/4/2010	6,000	219,060
James S. Allen	11/4/2010	18,000	657,180
Ksenia A. Adams	—	—	—
John F. Ashburn, Jr.	11/4/2010	3,000	109,530
John L. Burba	11/4/2010	3,000	109,530

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2010

The following table provides information about outstanding equity awards of each of our named executive officers as of December 31, 2010.

	Number of		Market Value
	Shares or Units		of Shares or
	of Stock that		Units of Stock
	Have Not		that Have Not
Name	Vested (#)		Vested ($)(3)

Mark A. Smith	292,383	(1)	14,589,912
	6,000	(2)	299,400
James S. Allen	18,000	(2)	898,200
Ksenia A. Adams	—		—
John F. Ashburn, Jr.	88,601	(1)	4,421,190
	3,000	(2)	149,700
John L. Burba	110,751	(1)	5,526,475
	3,000	(2)	149,700

(1)	Represents restricted shares ultimately received in exchange for the executive officers’ incentive shares in connection with the corporate reorganization and the conversion of shares of Class B common stock immediately prior to the consummation of our initial public offering. These shares vested on February 3, 2011.

(2)	Represents restricted shares granted on November 4, 2010. These shares will vest in full on the third anniversary of the grant date, subject to continued employment by the recipient other than in the case of normal retirement during the three-year period following the grant date.

(3)	Based on $49.90 per share, which was the closing price of our common stock on December 31, 2010.

2010 OPTION EXERCISES AND STOCK VESTED

	Stock Awards
	Number of Shares
	Acquired on	Value Realized on
	Vesting (#)	Vesting ($)(1)

Mark A. Smith	292,383	8,271,505
John F. Ashburn, Jr.	88,601	2,506,516
John L. Burba	110,751	3,133,145

(1)	The value realized shown in this column is computed by multiplying the number of restricted shares vesting by the closing price of a share of our common stock on the date of vesting. All awards vested on September 30, 2010. The closing price of a share of our common stock on September 30, 2010 was $28.29. These restricted shares were received in exchange for the executive officers’ incentive shares in the corporate reorganization.

Retirement Plans

Our named executive officers are eligible to participate in our tax-qualified Molycorp Minerals, LLC 401(k) Plan on the same basis as other employees under the plan. Each year, we may make three types of contributions to each participant’s account. First, we make nonelective contributions in which we contribute to a participant’s account an amount equal to 4% of the participant’s eligible compensation. Second, we make matching contributions to a participant’s account in which we contribute an amount equal to 100% of a participant’s contributions during the plan year, limited to 3% of the participant’s eligible compensation, plus 50% of the participant’s contributions during the plan year between 3% and 5% of the participant’s eligible compensation.

Finally, we may make discretionary matching contributions in which we may contribute to a participant’s account an amount equal to a percentage of the participant’s eligible compensation that we determine each year up to 4% of the participant’s eligible compensation. The Summary Compensation Table above reflects the actual dollar amounts contributed to our 401(k) plan on each named executive officer’s behalf.

Nonqualified Deferred Compensation

The following table reflects the amounts credited under our Management Incentive Plan on behalf of our named executive officers. We do not maintain any other nonqualified deferred compensation plan.

2010 NONQUALIFIED DEFERRED COMPENSATION

			Aggregate
	Executive	Registrant	Earnings in	Aggregate	Aggregate
	Contributions	Contributions	Last Fiscal	Withdrawals/	Balance at Last
	in Last Fiscal Year	in Last Fiscal Year	Year	Distributions	Fiscal Year End
Name	($)(1)	($)	($)	($)	($)

Mark A. Smith	17,667	—	1,590	—	30,333
James S. Allen	4,936	—	370	—	4,843
Ksenia A. Adams	—	—	155	—	1,100
John F. Ashburn, Jr.	—	—	802	—	5,702
John L. Burba	—	—	700	—	4,974

(1)	The amounts reported are fully reported as part of the “Salary” and “All Other Compensation” columns of the Summary Compensation Table.

On April 1, 2009, we established the Management Incentive Compensation Plan, which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees. We amended and restated the Management Incentive Compensation Plan in December 2010. Under the Amended and Restated Management Incentive Compensation Plan, a participant may defer his or her base salary and any bonus, commission or other extraordinary compensation that is supplemental to the participant’s base salary and is dependent upon achievement of individual or company performance goals. Participants may also defer the receipt of any shares subject to restricted stock units granted under our Long-Term Incentive Program. In addition, if a participant elects to defer any of the cash portion of the bonus he or she earns under the 2011 Annual Incentive Plan, he or she may convert a percentage of that cash portion into restricted stock units, which are credited to his or her account under the plan. If a participant converts any of his or her cash bonus into restricted stock units, then we will credit his or her account with matching restricted stock units at an amount equal to 25% of the number of restricted stock units the participant received after converting his or her cash bonus into restricted stock units. Restricted stock units credited to a participant’s account based on his or her converting cash into additional restricted stock units are immediately vested. However, any matching restricted stock unit credited to a participant’s account will vest on the third anniversary of the date on which the matching restricted stock unit is credited to the account, so long as the participant remains in our continuous employ or retires prior to the vesting date.

Under the Amended and Restated Management Incentive Compensation Plan, we establish for each participant a cash account, to which we credit any cash deferrals the participant elects, a restricted stock units account, to which we credit any deferrals elected with respect to restricted stock units, and a matching restricted stock units account, to which we credit any matching restricted stock units credited to the participant. Participants may elect to have their cash accounts paid in a lump-sum or over a fixed schedule. Participants may also elect to have their accounts paid on a specified future date, upon their separation from service or upon the earlier of the two. Accounts are automatically paid out, or begin paying out, upon the participant’s death or disability, or upon a change of control of the Company.

From time to time, the Compensation Committee may make discretionary contributions to a participant’s account, which are used to reward the participant for achievement of superior operating performance. Participants are always fully vested in any discretionary contribution credited to his or her account. We intend for the Amended and Restated Management Incentive Compensation Plan to constitute an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended.

Potential Payments upon Termination or Change in Control

Pursuant to his employment agreement, each of Messrs. Smith, Allen, Ashburn and Burba is entitled to certain payments upon termination of employment as described under “— Employment Agreements” above.

Under the award agreements for the shares of restricted stock granted to Messrs. Smith, Allen, Ashburn and Burba, any unvested share of restricted stock will immediately vest upon an executive’s termination of employment due to his retirement, death or disability. In addition, in the event a change in control of Molycorp occurs and the successor corporation does not assume the restricted stock awards or provide a substitute award of equivalent value, any unvested share of restricted stock will immediately vest upon such change in control. If a successor corporation does assume the restricted stock awards or provides a substitute award of equivalent value and an executive’s employment with the successor corporation is terminated without cause or for good reason (as each term is defined in the award agreements) within the two-period following the change in control, then any unvested share of restricted stock held by the executive will immediately vest upon such termination.

Director Compensation

The following table sets forth information with respect to the compensation paid by us to each of our non-employee directors during 2010.

	Fees Paid in Cash	Stock Awards
Name	($)(1)	($)(2)	Total

Russell D. Ball	17,500	273,825	291,325
Ross R. Bhappu	17,500	—	17,500
Brian T. Dolan	17,500	—	17,500
Charles R. Henry	30,000	—	30,000
Mark S. Kristoff	20,000	—	20,000
Alec Machiels	17,500	—	17,500
Jack E. Thompson	30,000	—	30,000

(1)	Represents cash retainers earned by our non-employee directors for service on our board of directors and committees. Messrs. Bhappu, Dolan and Machiels may elect to forgo such cash payments.

(2)	Represents the aggregate grant date fair value computed in accordance with FASB ASC 718.

Prior to our initial public offering, our non-employee directors, other than those directors serving on our board of directors that were nominated by our stockholders (Messrs. Bhappu, Dolan, Kristoff and Machiels), received an annual cash retainer in the amount of $25,000. Beginning after the consummation of our initial public offering, all non-employee directors receive an annual cash retainer in the amount of $25,000 and also receive an annual cash retainer of $5,000 for each committee on which the director serves, other than the chairman of the Audit and Ethics Committee, who receives an additional cash retainer of $10,000.

On January 13, 2011, our Board of Directors, upon recommendation by the Compensation Committee, adopted the Molycorp, Inc. Nonemployee Director Deferred Compensation Plan, which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits to members of our Board of Directors who are not our employees. Under the Nonemployee Director Deferred Compensation Plan, a participant may defer his or her annual fees and the receipt of any shares subject to restricted stock units granted under our 2010 Equity and Performance Incentive Plan. In addition, if a participant elects to defer any of the cash portion of his or her annual fees, he or she may convert a percentage of those fees into restricted stock units, which are credited to his or her account under the plan. If a participant converts any of his or her annual fees into restricted stock units, then we will credit his or her account with matching restricted stock units at an amount equal to 25% of the number of restricted stock units the participant received after converting a portion of his or her annual fees into restricted stock units. Restricted stock units credited to a participant’s account based on his or her converting cash into additional restricted stock units are immediately vested. However, any matching restricted stock unit credited to a participant’s account will vest on the third anniversary of the date on which the matching restricted stock unit is credited to the account, so long as the participant provides continuous service to us or retires prior to the vesting date.

Under the Nonemployee Director Deferred Compensation Plan, we establish for each participant a cash account, to which we credit any cash deferrals the participant elects, a restricted stock units account, to which we credit any deferrals elected with respect to restricted stock units, and a matching restricted stock units account, to which we credit any matching restricted stock units credited to the participant. Participants may elect to have their cash accounts paid in a lump-sum or over a fixed schedule. Participants may also elect to have their accounts paid on a specified future date, upon their separation from service or upon the earlier of the two. Accounts are automatically paid out, or begin paying out, upon the participant’s death or disability, or upon a change of control of the Company.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Inventory Financing and Resale Agreements

Molycorp Minerals, LLC entered into an inventory financing and resale agreement with Traxys, dated as of May 15, 2009. Traxys, through its subsidiary, TNA Moly Group LLC, owns more than 5% of our outstanding Class A Common Stock. Pursuant to this agreement, Traxys agreed to purchase, and Molycorp Minerals, LLC agreed to sell, approximately one million pounds of didymium oxide and up to 18 million pounds of bastnasite at fixed prices. The purchase price paid by Traxys was treated as an advance, on which Molycorp Minerals, LLC paid finance charges, until the products were ultimately resold by Traxys to third-party purchasers. The net revenue from sales to such third-party purchasers was then allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule. Pursuant to this agreement, Molycorp Minerals, LLC was obligated to repurchase from Traxys any unsold didymium oxide and any unsold bastnasite at May 15, 2010 and May 15, 2011, respectively. At certain periods during the term of the agreement, Traxys also had the right to convert any amounts advanced by it (along with applicable finance charges) into member interests in Molycorp, LLC in the form of shares at a fixed price. On November 15, 2009, we issued 59,311 shares of Molycorp, LLC (which equates to approximately 2,303,000 shares of our common stock after giving effect to the corporate reorganization, the 38.23435373-for-one stock split and the conversion of our Class A common stock into common stock immediately prior to the consummation of our initial public offering) to Traxys in exchange for all outstanding advances and finance charges totaling $6.8 million. This agreement was replaced by a new inventory financing and resale agreement on June 1, 2010, as discussed below, and was terminated pursuant to a termination and mutual release agreement dated as of June 16, 2010 by and between Molycorp Minerals, LLC and Traxys.

On April 16, 2010, Molycorp Minerals, LLC executed an agreement under which Traxys agreed to purchase up to $5 million of didymium oxide from us from time to time through December 31, 2010. These purchases by Traxys under the agreement will occur at our request at a price per pound based on published index pricing. The net revenue from the sales by Traxys to third-party purchases of such didymium oxide will be allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule.

On June 1, 2010, Molycorp Minerals, LLC entered into a new inventory financing and resale agreement with Traxys. Pursuant to this new agreement, Traxys purchased, and Molycorp Minerals, LLC sold, approximately 513,677 pounds of didymium oxide at $11.50 per pound, subject to adjustment. A portion of the purchase price paid by Traxys will be treated as an advance, on which Molycorp Minerals, LLC will pay finance charges, until Traxys resells the didymium oxide to third-party purchasers. The net revenue from sales by Traxys to such third-party purchasers will be allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule. Pursuant to this new agreement, Molycorp Minerals, LLC is obligated to repurchase from Traxys any unsold didymium oxide at June 1, 2011.

Contribution Agreement

Each of Resource Capital Fund IV L.P., Resource Capital Fund V L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSMITH LLC were members of Molycorp, LLC. In connection with our corporate reorganization and pursuant to a contribution agreement, these parties contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Class A common stock of Molycorp, Inc., which were subsequently converted to common stock immediately prior to the consummation of our initial public offering. See “Principal and Selling Stockholders.”

Registration Rights

Resource Capital Fund IV L.P., Resource Capital Fund V LP, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC and KMSMITH LLC have certain demand and piggyback registration rights. The demand registration rights may be exercised beginning February 3, 2011. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.” This offering is pursuant to a demand under these registration rights.

Letters of Credit

In February 2009, certain of our stockholders incurred certain costs in providing letters of credit and/or cash collateral to secure the surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility’s closure and reclamation obligations. The total amount of collateral provided by stockholders was $18.2 million. Under the terms of an agreement with these stockholders, we agreed to pay each such stockholder a 5% annual return on the amount of collateral provided, and such stockholders were entitled to receive quarterly payments, delayed payments or payments-in-kind. In September 2010, we issued our own cash collateral in the amount of $18.2 million in replacement of the letters of credit and cash collateral provided by such stockholders and terminated the agreement with such stockholders.

Mountain Pass Acquisition

In connection with our acquisition of the Mountain Pass, California rare earth deposit and associated land, facilities, rare earth processing facilities and intellectual property from Chevron Mining Inc., a subsidiary of Chevron Corporation, certain members of Molycorp Minerals, LLC incurred acquisition costs that were subsequently reimbursed by Molycorp Minerals, LLC. At December 31, 2008, accrued expenses included approximately $0.2 million related to this reimbursement obligation.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of common stock as of May 23, 2011 for:

•	each of the selling stockholders;

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and our executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. The table below is based upon information supplied by our officers, directors, principal stockholders and selling stockholders and Schedules 13Gs and 13Ds filed with the SEC through June 6, 2011.

The information shown in the table with respect to the percentage of shares of common stock beneficially owned after the offering of common stock is based on 83,895,501 shares of common stock outstanding at May 23, 2011. The information shown in the table does not reflect any shares of our mandatory convertible preferred stock or shares of common stock that would be issuable upon conversion of shares of mandatory convertible preferred stock or upon conversion of our convertible senior notes. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 23, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk “*”.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

							Shares
							Beneficially
							Owned After
				Shares		Number of Shares	Offering if
	Shares Beneficially			Beneficially		to be Sold	Underwriters’
	Owned Prior		Number	Owned After		if Underwriters’	Option is
Name and Address of	to Offering		of Shares	Offering		Option is	Exercised in Full
Beneficial Owner	Number	Percentage	Offered	Number	Percentage	Exercised in Full	Number	Percentage

Resource Capital Funds(1)	19,591,746	23.4%	4,998,159	14,593,587	17.4%	5,747,883	13,843,863	16.5%
Pegasus Entities(2)	11,279,199	13.4%	2,877,500	8,401,699	10.0%	3,309,126	7,970,073	9.5%
TNA Moly Group LLC(3)	6,152,774	7.3%	1,667,378	4,485,396	5.3%	1,917,484	4,235,290	5.0%
KMSMITH, LLC	217,389	*	55,614	161,775	*	63,956	153,433	*
Baron Capital Group, Inc.(4)	4,576,594	5.5%	—	4,576,594	5.5%	—	4,576,594	5.5%
Russell D. Ball	9,500	*	—	9,500	*	—	9,500	*
Ross R. Bhappu(5)	19,592,346	23.4%	4,998,159	14,594,187	17.4%	5,747,883	13,844,463	16.5%
Brian T. Dolan(5)	19,591,746	23.4%	4,998,159	14,593,587	17.4%	5,747,883	13,843,863	16.5%
Charles R. Henry	134,401	*	60,000	74,401	*	69,000	65,401	*
Mark S. Kristoff(6)	6,339,890	7.6%	1,710,599	4,629,291	5.5%	1,967,188	4,372,702	5.2%
Alec Machiels	—	*	—	—	*	—	—	*
Mark A. Smith(7)	1,102,666	1.3%	152,100	950,566	1.1%	174,915	927,751	1.1%
Jack E. Thompson	97,018	*	24,194	72,824	*	27,823	69,195	*
James S. Allen	19,234	*	—	19,234	*	—	19,234	*
Ksenia A. Adams	528	*	—	528	*	—	528	*
John F. Ashburn, Jr.(8)	252,956	*	59,656	193,300	*	68,604	184,352	*
John L. Burba	309,262	*	74,571	234,691	*	85,757	223,505	*
Alan Docter(9)	6,341,890	7.6%	1,710,599	4,631,291	5.5%	1,967,188	4,374,702	5.2%
All executive officers and directors as a group (14 individuals)	27,857,988	33.2%	7,079,279	20,778,709	24.8%	8,141,170	19,716,818	23.5%

(1)	As reported on Schedule 13D/A filed on May 27, 2011, includes (a) 15,627,423 shares of our common stock held by Resource Capital Fund IV L.P., of which Resource Capital Associates IV L.P. is the general partner (RCA IV GP L.L.C. is the general partner of Resource Capital Associates IV L.P.) and (b) 3,964,323 shares of our common stock held by Resource Capital Fund V L.P., of which Resource Capital Associates V L.P. is the general partner (RCA V GP Ltd. is the general partner of Resource Capital Associates V L.P.). The manner in which the investments of Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. are held, and any decisions concerning their ultimate disposition, are subject to the control of an investment committee consisting of certain partners of Resource Capital Funds: Hank Tuten, James McClements, Ryan Bennett, Russ Cranswick, Mr. Bhappu and Mr. Dolan. The investment committee is appointed by each of RCA IV GP L.L.C. and RCA V GP Ltd. The investment committee has voting and investment power with respect to the shares of our common stock owned by Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. The address of Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Prior to the closing date, it is expected that 4,998,159 of the shares of common stock (or 5,747,883 shares if the underwriters exercise their option to purchase additional shares of common stock in full) referred to in (a) and (b) and being sold in this offering will be held by RCF US Holdings L.P., of which RCA IV GP L.L.C. is the general partner.

(2)	As reported on Schedule 13D/A filed on May 27, 2011, includes (a) 6,135,886 shares of our common stock held by PP IV Mountain Pass II, LLC, (b) 2,972,111 shares of our common stock held by PP IV MP AIV 1, LLC, (c) 1,085,601 shares of our common stock held by PP IV MP AIV 2, LLC and (d) 1,085,601 shares of our common stock held by PP IV MP AIV 3, LLC. Pegasus Partners IV, L.P. controls PP IV Mountain Pass II, LLC and the general partner of Pegasus Partners IV, L.P. is Pegasus Investors IV, L.P. Pegasus Partners IV (AIV), L.P. controls PP IV MP AIV 1, LLC and the general partner of Pegasus Partners IV (AIV), L.P. is Pegasus Investors IV, L.P. The general partner of Pegasus Investors IV, L.P. is Pegasus Investors IV GP, LLC, of which Pegasus Capital LLC is the managing member. Craig Cogut is the managing member of Pegasus Capital LLC. MP IH Holdings 1 LLC controls PP IV MP AIV 2, LLC. MP IH Holdings 2 LLC controls 96.4% of PP IV MP AIV 3, LLC. The non-member manager of each of MP IH Holdings 1 LLC and MP IH Holdings 2 LLC is Pegasus Capital Advisors IV, L.P., the general partner of which is Pegasus Capital Advisors IV GP, LLC, and the sole member of Pegasus Capital Advisors IV GP, LLC is Mr. Cogut. As a result of the foregoing, Mr. Cogut may be deemed to share voting and investment power of the shares of our common stock owned by each of PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC, which we refer to collectively as the Pegasus Entities. Mr. Cogut disclaims beneficial ownership of any of our securities held by the Pegasus Entities, and this disclosure shall not be deemed to be an admission that Craig Cogut is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose. The address of each of the Pegasus Entities is 505 Park Avenue, 22nd Floor, New York, New York 10022.

(3)	TNA Moly Group LLC has sole voting and dispositive power over 6,152,774 shares of our common stock. Traxys is the sole voting member of TNA Moly Group LLC, appoints all of the managers and has shared voting and investment power with respect to the shares of our common stock owned by such entity. Traxys is indirectly controlled by Pegasus Capital LLC through T-II Holdings LLC, an Anguilla limited liability company. Mr. Cogut is the managing member of Pegasus Capital LLC. Mr. Cogut disclaims beneficial ownership of any of our securities held by TNA Moly Group LLC, and this disclosure shall not be deemed to be an admission that Craig Cogut is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose. The address of TNA Moly Group LLC is 825 Third Avenue, New York, New York 10022.

(4)	As reported on Schedule 13G filed on February 14, 2011, Baron Capital Group, Inc., an investment adviser, reported having shared voting power with respect to 3,979,142 shares of our common stock and shared dispositive power with respect to 4,576,594 shares of our common stock. Baron Capital Group, Inc.’s power to vote and dispose of the shares is shared with BAMCO, Inc. and Baron Capital Management, Inc., which are subsidiaries of Baron Capital Group, Inc., and Ronald Baron, a control person of Baron Capital Group, Inc. BAMCO, Inc. reported having shared voting power with respect to 3,661,494 shares of our common stock and shared dispositive power with respect to 4,251,471 shares of our common stock. Baron Capital Management, Inc. reported having shared voting power with respect to 317,648 shares of our common stock and shared dispositive power with respect to 325,123 shares of our common stock. Ronald Baron reported having shared voting power with respect to 3,979,142 shares of our common stock and shared dispositive power with respect to 4,576,594 shares of our common stock. The advisory clients of BAMCO, Inc. and Baron Capital Management, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of our common stock in their accounts. To the best of Baron Capital Group, Inc.’s knowledge, no such person has such interest relating to more than 5% of our outstanding common stock. The address of Baron Capital Group, Inc. is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(5)	Includes (a) 15,627,423 shares of our common stock held by Resource Capital Fund IV L.P., of which Resource Capital Associates IV L.P. is the general partner (RCA IV GP L.L.C. is the general partner of Resource Capital Associates IV L.P.) and (b) 3,964,323 shares of our common stock held by Resource Capital Fund V L.P., of which Resource Capital Associates V L.P. is the general partner (RCA V GP Ltd. is the general partner of Resource Capital Associates V L.P.). Mr. Bhappu and Mr. Dolan are members and shareholders and directors, respectively, of each of RCA IV GP L.L.C. and RCA V GP Ltd. and represent two of the seven members and shareholders and directors, respectively, of RCA IV GP L.L.C. and RCA V GP Ltd. As indicated in footnote (6) below, each of such entities has delegated to an investment committee consisting of certain partners of Resource Capital Funds, the voting and dispositive power over the shares held by Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. Each of Mr. Bhappu and Mr. Dolan disclaims beneficial ownership of the shares of our common stock held by Resource Capital Fund IV L.P. and Resource Capital Fund V. L.P., except to the extent of his pecuniary interest therein.

(6)	Includes 6,152,774 shares of our common stock held by TNA Moly Group LLC. Mr. Kristoff is the Chief Executive Officer of Traxys and TNA Moly Group LLC. Mr. Kristoff disclaims beneficial ownership of the shares of our common stock held by TNA Moly Group LLC, except to the extent of his pecuniary interest therein, if any.

(7)	Includes 217,389 shares of our common stock held by KMSMITH LLC. Kimberly Smith, the wife of Mr. Smith, has sole voting and investment power with respect to the shares of our common stock held by KMSMITH LLC. Mr. Smith disclaims beneficial ownership of the shares of our common stock held by KMSMITH LLC, except to the extent of his pecuniary interest therein, if any.

(8)	Includes 100 shares of our common stock held as custodian for his minor son. Mr. Ashburn disclaims beneficial ownership of the shares of our common stock held as custodian for his minor son, except to the extent of his pecuniary interest therein, if any.

(9)	Includes 2,000 shares of common stock beneficially held by the wife of Mr. Docter and 6,152,774 shares of common stock held by TNA Moly Group LLC. Mr. Docter is the Chairman of Traxys and a Manager of TNA Moly Group LLC. Mr. Docter disclaims beneficial ownership of the shares of common stock held by his wife and TNA Moly Group LLC, except to the extent of his pecuniary interest therein, if any.

CONCURRENT PRIVATE PLACEMENT OF CONVERTIBLE SENIOR NOTES

Concurrently with this offering, we are conducting a private placement of $200.0 million in aggregate principal amount of our 3.25% Convertible Senior Notes due 2016. We have granted the initial purchasers of that offering the right to purchase, exercisable within a 30-day period, up to an additional $30.0 million in aggregate principal amount of convertible notes. We cannot assure you that the private placement of the convertible senior notes will be completed or, if completed, on what terms it will be completed. The closing of the private placement of the convertible senior notes is not conditioned upon the closing of the offering of our common stock by the selling stockholders, and the closing of the offering of our common stock by the selling stockholders is not conditioned upon the closing of the private placement of the convertible notes.

The convertible senior notes will bear interest at a rate of 3.25% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2011. The convertible senior notes will mature on June 15, 2016.

Holders may convert their convertible senior notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

The conversion rate will initially be 14.0056 shares of common stock per $1,000 principal amount of convertible senior notes (equivalent to an initial conversion price of approximately $71.40 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its convertible senior notes in connection with such a corporate event in certain circumstances.

If we undergo a fundamental change, holders may require us to repurchase for cash all or part of their convertible senior notes at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The convertible senior notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock, certain provisions of our certificate of incorporation and our bylaws, and certain provisions of applicable law. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of shares, with a par value of $0.001 per share, of which:

•	350,000,000 shares are designated as common stock; and

•	5,000,000 shares are designated as preferred stock.

Common Stock

As of May 23, 2011, we had outstanding 83,895,501 shares of common stock and we had approximately 90 record holders of our common stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Pursuant to our certificate of incorporation, holders of our common stock do not have the right to cumulate votes in elections of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. For additional information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. No redemption or sinking fund provisions apply to our common stock. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without stockholder approval, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action. As of May 23, 2011, we had 2,070,000 shares of Series A mandatory convertible preferred stock outstanding.

Ranking

The Series A mandatory convertible preferred stock, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to (i) our common stock and (ii) each other class of capital stock and series of preferred stock established after the first original issue date of the Series A mandatory convertible preferred stock (which we refer to as the “initial issue date”) the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A mandatory convertible preferred stock as to dividend rights and rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “junior stock”);

•	on parity with any class of capital stock or series of preferred stock established after the initial issue date the terms of which expressly provide that such class or series will rank on a parity with the Series A mandatory convertible preferred stock as to dividend rights and rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “parity stock”);

•	junior to each class of capital stock or series of preferred stock established after the initial issue date the terms of which expressly provide that such class or series will rank senior to the Series A mandatory convertible preferred stock as to dividend rights and rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “senior stock”); and

•	junior to our existing and future indebtedness.

In addition, the Series A mandatory convertible preferred stock, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, is structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Dividends

Subject to the rights of holders of any class of capital stock ranking senior to the Series A mandatory convertible preferred stock with respect to dividends, holders of shares of Series A mandatory convertible preferred stock will receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative dividends at the rate per annum of 5.50% on the liquidation preference of $100.00 per share of Series A mandatory convertible preferred stock (equivalent to $5.50 per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to certain limitations). Any shares delivered in the payment of dividends will be valued for such purpose at the average volume weighted average price per share of our common stock over the five consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date, or the “five day average price,” multiplied by 97%. Declared dividends on the Series A mandatory convertible preferred stock will be payable quarterly on March 1, June 1, September 1 and December 1 of each year to and including the mandatory conversion date (as defined below), commencing June 1, 2011 (each of which we refer to as a “dividend payment date”), at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the initial issue date of the Series A mandatory convertible preferred stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Declared dividends will be payable on the relevant dividend payment date to holders of record as they appear on our stock register at 5:00 p.m., New York City time, on the immediately preceding February 15, May 15, August 15 and November 15 (each, a “record date”), whether or not such holders convert their shares, or such shares are automatically converted, after a record date and on or prior to the immediately succeeding dividend payment date. These record dates will apply regardless of whether a particular record date is a business day. A “business day” means any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close. If a dividend payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in lieu of interest accruing with respect to this delay.

So long as any shares of our Series A mandatory convertible preferred stock remain outstanding, no dividend or distribution may be declared or paid on our common stock unless all accumulated and unpaid dividends have been paid on our Series A mandatory convertible preferred stock, subject to certain exceptions, such as dividends paid on our common stock in shares of our common stock.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Series A mandatory convertible preferred stock, may be limited by the terms of any existing and future indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. We paid the dividend due on June 1, 2011 in cash.

Redemption

The Series A mandatory convertible preferred stock is not redeemable.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Series A mandatory convertible preferred stock will receive a liquidation preference in the amount of $100.00 per share of the Series A mandatory convertible preferred stock (the “liquidation preference”), plus an amount equal to accumulated and unpaid dividends on the shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our stockholders, after satisfaction of liabilities to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference plus an amount equal to accumulated and unpaid dividends of the Series A mandatory convertible preferred stock and all parity stock are not paid in full, the holders of the Series A mandatory convertible preferred stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the Series A mandatory convertible preferred stock will have no right or claim to any of our remaining assets.

Voting Rights

The holders of the Series A mandatory convertible preferred stock do not have voting rights other than those described below, except as specifically required by Delaware law.

Whenever dividends on any shares of Series A mandatory convertible preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the holders of such shares of Series A mandatory convertible preferred stock, voting together as a single class with holders of any and all other series of parity stock with similar voting rights then outstanding, will be entitled at our next special or annual meeting of stockholders to vote for the election of a total of two additional members of our Board of Directors, subject to certain limitations.

So long as any shares of Series A mandatory convertible preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A mandatory convertible preferred stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•	amend or alter the provisions of our Amended and Restated Certificate of Incorporation or the certificate of designations for the shares of Series A mandatory convertible preferred stock so as to authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the Series A mandatory convertible preferred stock with respect to payment of dividends or the distribution of our assets upon our liquidation, dissolution or winding up; or

•	amend, alter or repeal the provisions of our Amended and Restated Certificate of Incorporation or the certificate of designations for the shares of Series A mandatory convertible preferred stock so as to adversely affect the special rights, preferences, privileges or voting powers of the shares of Series A mandatory convertible preferred stock; or

•	consummate a binding share exchange or reclassification involving the shares of Series A mandatory convertible preferred stock or a merger or consolidation of us with another entity, unless in each case: (i) shares of Series A mandatory convertible preferred stock remain outstanding and are not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent; and (ii) such shares of Series A mandatory convertible preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A mandatory convertible preferred stock immediately prior to such consummation, taken as a whole.

Mandatory Conversion

Each share of the Series A mandatory convertible preferred stock, unless previously converted, will automatically convert on March 1, 2014 (the “mandatory conversion date”), into a number of shares of common stock equal to the conversion rate described below. If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the applicable record date, as described above under “— Dividends.” If on or prior to the record date immediately preceding the mandatory conversion date we have not declared all or any portion of the accumulated and unpaid dividends on the Series A mandatory convertible preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of accumulated and unpaid dividends that have not been declared (the “additional conversion amount”) divided by the greater of the floor price and 97% of the five day average price. To the extent that the additional conversion amount exceeds the product of the number of additional shares and 97% of the five-day average price, we will, if we are legally able to do so, declare and pay such excess amount in cash pro rata to the holders of the Series A mandatory convertible preferred stock.

The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of Series A mandatory convertible preferred stock on the mandatory conversion date, will, subject to adjustment as described in the section of this prospectus entitled “— Anti-dilution Adjustments” below and the preceding paragraph, be as follows:

•	if the applicable market value of our common stock is greater than $60.00, which we call the “threshold appreciation price,” then the conversion rate will be 1.6667 shares of common stock per share of Series A mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100 divided by the threshold appreciation price;

•	if the applicable market value of our common stock is less than or equal to the threshold appreciation price but equal to or greater than $50.00 (the “initial price,” which equals the price at which our common stock is being offered in this offering), then the conversion rate will be equal to $100 divided by the applicable market value of our common stock, which will be between 1.6667 and 2.0000 shares of common stock per share of Series A mandatory convertible preferred stock; or

•	if the applicable market value of our common stock is less than the initial price, then the conversion rate will be 2.0000 shares of common stock per share of Series A mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100 divided by the initial price.

“Applicable market value” means the average volume-weighted average price per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory conversion date.

Conversion at the Option of the Holder

Holders of the Series A mandatory convertible preferred stock have the right to convert their shares of Series A mandatory convertible preferred stock, in whole or in part (but in no event less than one share of

Series A mandatory convertible preferred stock), at any time prior to the Series A mandatory conversion date, into shares of our common stock at the minimum conversion rate of 1.6667 shares of common stock per share of Series A mandatory convertible preferred stock, subject to certain anti-dilution and other adjustments.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount

If certain fundamental changes occur, on or prior to the mandatory conversion date, holders of the Series A mandatory convertible preferred stock will have the right to: (i) convert their shares of Series A mandatory convertible preferred stock, in whole or in part (but in no event less than one share of Series A mandatory convertible preferred stock), into shares of common stock at the fundamental change conversion rate, which will be based on the effective date of the fundamental change and the price paid (or deemed paid) per share of our common stock in the fundamental change; (ii) with respect to such converted shares, receive an amount equal to the present value, calculated using a discount rate of 5.50% per annum, of all dividend payments on such shares for all the remaining dividend periods (excluding any accumulated and unpaid dividends as of the effective date of the fundamental change) from such effective date to but excluding the mandatory conversion date; and (iii) with respect to such converted shares receive the amount of any accumulated and unpaid dividends as of the effective date, subject to certain exceptions.

Anti-dilution Adjustments

The formula for determining the conversion rate on the mandatory conversion date and the number of shares of our common stock to be delivered upon an early conversion event may be adjusted if certain events occur, including if:

•	We issue common stock to all or substantially all holders of our common stock as a dividend or other distribution.

•	We issue to all or substantially all holders of our common stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 calendar days from the date of issuance of such rights or warrants, to subscribe for or purchase our shares of common stock at less than the current market price of our common stock.

•	We subdivide or combine our common stock.

•	We distribute to all or substantially all holders of our common stock evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets, excluding any dividend, distribution, rights or warrants referred to in the bullets above and any dividend, distribution or spin-off referred to in the bullets below.

•	We make a distribution consisting exclusively of cash to all or substantially all holders of our common stock, subject to limited exceptions.

•	We or any of our subsidiaries successfully complete a tender or exchange offer pursuant to a Schedule TO or registration statement on Form S-4 for our common stock (excluding any securities convertible or exchangeable for our common stock), where the cash and the value of any other consideration included in the payment per share of our common stock exceeds the current market price of our common stock.

Registration Rights

The holders of 38,834,527 shares of our common stock, including certain of the selling stockholders, are entitled to rights with respect to the registration under the Securities Act of such shares of common stock. These registration rights are contained in the Registration Rights Agreement entered into with the former members of Molycorp, LLC in connection with our corporate reorganization. See “Certain Relationships and Related-Party Transactions — Registration Rights.” Additionally, we are obligated to file on or before August 5, 2011 a registration statement registering the sale from time to time of the 1,593,419 shares of common stock issued to Silmet Grupp in connection with our acquisition of Molycorp Silmet AS.

Registration Rights of Former Members of Molycorp, LLC

The following description of the terms of the Registration Rights Agreement entered into with former members of Molycorp, LLC in connection with our corporate reorganization is intended as a summary only and is qualified entirely by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Form S-1 Demand Registration Rights

The holders of shares of our common stock having demand registration rights under the Registration Rights Agreement have the right to require that we register their shares of common stock on Form S-1, provided such holders hold least 10% or 5% (depending on the stockholder) of the shares of our common stock outstanding immediately after giving effect to the corporate reorganization and the aggregate offering price to the public exceeds $10,000,000. In the event that such demand registration rights are exercised, stockholders party to the Registration Rights Agreement have the right to participate in such offering. We are only obligated to effect one registration on Form S-1 for each holder of our common stock possessing such demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to our stockholders or us. In an underwritten offering, the holders of shares of our common stock having demand registration rights or the right to participate in such offering will have priority over us in including such shares in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these demand registration rights.

Form S-3 Demand Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with Form S-3 registration rights under the Registration Rights Agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public exceeds $5,000,000. In the event that such demand registration rights are exercised, stockholders party to the Registration Rights Agreement have the right to participate in such offering. These Form S-3 registration rights are wholly distinct from the Form S-1 demand registration rights and piggyback registration rights described in this section. We are obligated to effect an unlimited number of registrations on Form S-3 for each holder of our common stock possessing such demand registration rights. A holder of Form S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of such holder in the last 12-month period. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to our stockholders or us. In an underwritten offering, the holders of shares of our common stock having demand registration rights or the right to participate in such offering will have priority over us in including such shares in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

If we register any equity securities for public sale, other than a registration statement filed on Form S-1 or Form S-3 pursuant to the stockholder demand registration rights described above, the stockholders with piggyback registration rights under the Registration Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. In an underwritten offering, certain holders of shares of our common stock having piggyback registration rights will have priority over us in including such shares in the applicable registration statement. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these piggyback registration rights.

Registration Rights of Silmet Grupp

The following description of the registration rights included in the Stock Purchase Agreement we entered into with Silmet Grupp in connection with the acquisition of Molycorp Silmet AS is intended to be a summary only and is qualified entirely by reference to the Stock Purchase Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

On or before August 5, 2011, we are required to file a registration statement on Form S-3 covering the resale from time to time of the 1,593,419 shares of common stock issued to Silmet Grupp in connection with our acquisition of Molycorp Silmet AS. If we fail to timely file such Form S-3 registration statement, then within 30 days after receiving written demand from Silmet Grupp, we are required to file a registration statement on Form S-1 covering the shares. We are required to use our commercially reasonable efforts to cause such registration statement to become effective as soon as reasonably practicable and remain effective for at least six months or until April 1, 2011. If we are eligible, we are obligated to file an automatic shelf registration statement on Form S-3. We may postpone the filing of, or toll the effectiveness of, a registration statement for up to 90 days once in any 12-month period if our board of directors and counsel determine in good faith that it would be materially detrimental to our stockholders or us for such registration statement either to become effective or to remain effective. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of Silmet Grupp’s counsel, incurred in connection with registering the shares.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions and certain provisions of Delaware law are expected to discourage coercive takeover practices and inadequate takeover bids.

These provisions of our certificate of incorporation and bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

Our certificate of incorporation and bylaws provisions could, however, have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. For additional information we refer you to the provisions of our certificate of incorporation, our bylaws and the sections of the General Corporation Law of the State of Delaware.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. In addition, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to our certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

In general, Section 203 defines “business combination” as:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Classified Board of Directors

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors are elected each year. Under Section 141 of the General Corporation Law of the State of Delaware, unless the certificate of incorporation provides otherwise, directors serving on a classified board can only be removed for cause. Accordingly, our directors may only be removed for cause. The provision for our classified board of directors may be amended, altered or repealed only upon the affirmative vote of the holders of 66 2/3% of our outstanding voting stock.

The provision for a classified board of directors could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board of directors provision could have the effect of discouraging a potential acquiror from making a tender offer for shares of common stock or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board of directors helps to assure the continuity and stability of our board and our business strategies and policies as determined by our board of directors because a majority of the directors at any given time will have prior experience on our board. The classified board of directors provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed by the affirmative vote of our board of directors or by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock. The size of our board of directors is currently fixed at eight directors.

Pursuant to our certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation also provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed, but only for cause.

Our certificate of incorporation further provides that generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Action; Special Meetings

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of our board of directors, our Chief Executive Officer or our Secretary at the written request of a majority of the number of directors that we would have if there were no vacancies on our board of directors. Unless our board of directors determines otherwise, the Chairman or another designated officer has sole discretion to determine the order of business and procedure at annual and special meetings of stockholders. In addition, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting. Stockholders also may not bring business before a special meeting of stockholders.

Stockholder Proposals and Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our bylaws also provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee;

•	a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose the business or nominate the person or persons specified in the notice, as applicable; and

•	whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal or nominate such nominee or nominees.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include the name, age, business address, residence address and occupation of the nominee proposed by the stockholder and the signed consent of the nominee to serve as a director on our board of directors if so elected. The candidate may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Amendment of Certificate of Incorporation

Except as otherwise provided by law or our certificate of incorporation, our certificate of incorporation may be amended, altered or repealed at a meeting of the stockholders provided that such amendment has been described or referred to in the notice of such meeting or a meeting of our board of directors.

Amendment of Bylaws

Except as otherwise provided by law, our certificate of incorporation or our bylaws, our bylaws may be amended, altered or repealed at a meeting of the stockholders provided that such amendment has been described or referred to in the notice of such meeting or a meeting of our board of directors, provided that no amendment adopted by the board of directors may vary or conflict with any amendment adopted by the stockholders in accordance with our certificate of incorporation or bylaws.

Transfer Agent and Registrar

Computershare Trust Company, N.A., a wholly owned subsidiary of Computershare Inc., is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NYSE under the symbol “MCP.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock or impair our ability to raise equity capital in the future. Upon the completion of this offering, we will have 83,895,501 shares of our common stock outstanding. All of these shares are freely tradable, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act of 1933 and the 1,593,419 shares of common stock issued to Silmet Grupp in connection with our acquisition of Molycorp Silmet AS.

Following this offering, 29,180,408 shares of common stock, or 27,686,891 shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in this offering in full, will be beneficially owned by our affiliates. Holders, some of whom are selling stockholders, of 39,326,303 shares of common stock (and following this offering, 29,326,303 shares of common stock, or 27,826,303 shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in this offering in full) have signed lock-up agreements under which they have agreed, subject to certain exceptions, including the sale of shares in this offering, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144 described below.

Silmet Grupp has signed a lock-up agreement that imposes certain restrictions on Silmet Grupp’s ability to transfer the 1,593,419 shares of common stock issued to it in connection with our acquisition of Molycorp Silmet AS, including a 90-day lock-up period expiring on June 30, 2011 during which Silmet Grupp is restricted from offering, selling, pledging or otherwise transferring or disposing of such shares. Pursuant to the lock-up agreement, following the 90-day lock-up period, Silmet Grupp may not sell more than 159,341 shares of the common stock in any single public or private sale. Subject to compliance with the lock-up agreement, the 1,593,419 shares of common stock issued to Silmet Grupp in connection with our acquisition of Molycorp Silmet AS may be sold in the public market, subject to prior registration or qualification for an exemption from registration. On or before August 5, 2011, we are required to file a registration statement registering the sale from time to time of the 1,593,419 shares of common stock issued to Silmet Grupp. To the extent that Silmet Grupp sells, or indicates an intent to sell, substantial amounts of our common stock in the public market after the registration of its shares, the trading price of our common stock could decline significantly.

Additional shares of common stock will be issuable upon conversion of the shares of mandatory convertible preferred stock and upon conversion of our convertible senior notes issued in our concurrent private placement of convertible senior notes. All shares of common stock issuable upon conversion of the mandatory convertible preferred stock will be available for immediate resale in the public market upon conversion, except for any such shares issued to persons who are subject to the lock-up arrangements described below, which shares will be subject to the terms of such lock-up arrangements, and the shares of common stock issued upon conversion of the convertible senior notes will be available for immediate resale in the public market upon the six-month anniversary of the issuance of such convertible senior notes.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided that current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted shares of common stock for at least six months are entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted stock under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-Up Agreements

We, all of our executive officers and directors and all of the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for shares of common stock or mandatory convertible preferred stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or mandatory convertible preferred stock or such other securities whether any such transaction described above is to be settled by delivery of common stock or mandatory convertible preferred stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such person will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or mandatory convertible preferred stock or any security convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock.

This agreement is subject to certain exceptions and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Stock Options and Other Equity Awards

On September 9, 2010, we filed a registration statement on Form S-8 under the Securities Act covering the shares of common stock to be issued pursuant to options and other equity awards granted under our equity compensation plan. The registration statement became effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 are available for sale in the open market, after complying with Rule 144 volume limitations applicable to affiliates and with applicable 90-day lock-up agreements.

Registration Rights

The holders of approximately 38,834,527 shares of common stock, including certain of the selling stockholders, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of any applicable lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock by a non-U.S. holder, as defined below, that acquires our common stock pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) U.S. federal non-income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax consequences, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, or U.S. expatriates or former long-term residents of the United States, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax.

This discussion is based on current provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation) created or organized (or treated as created or organized) in the United States or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of our common stock.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Income Tax Consequences of an Investment in Common Stock

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate paying dividends. If we pay cash or distribute property to holders of shares of common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the common stock and will be treated as described under “— Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

Any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax, unless:

(i) The gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

(ii) The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

(iii) We are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and the non-U.S. holder is not eligible for any treaty exemption. However, the non-U.S. holder generally will not be subject to U.S. federal income tax if (i) our common stock is regularly traded on an established securities market and (ii) the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, 5% or less of our common stock. A corporation is generally a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are a USRPHC, and we expect to remain a USRPHC. Our common stock is currently listed on the NYSE and we believe that, for as long as we continue to be so listed, our common stock will be treated as “regularly traded” on an established market.

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person and be required to file a U.S. tax return. Such non-U.S. holders are urged to consult their tax advisors regarding the possible application of these rules. Any gain of a corporate non-U.S. holder that is described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder of our common stock the amount of dividends paid to such holder on our common stock and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, U.S. Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common stock. A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not a tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such non-U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Additional Withholding for Certain Payments to Non-U.S. Entities

Recently enacted legislation imposes, effective for payments after December 31, 2012, a new 30% withholding tax on certain dividends and proceeds from sale of stock for a “foreign financial institution” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The legislation would also generally impose a withholding tax of 30% on such dividends and proceeds paid to a non-U.S. entity that is not a “foreign financial institution” unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. Holder may be eligible for refunds or credits of such taxes. Prospective investors are urged to consult with their tax advisors regarding the possible implications of this legislation on their investment in shares of our stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Number of
Name	Shares

Morgan Stanley & Co. LLC	4,000,000
J.P. Morgan Securities LLC	4,000,000
Knight Capital Americas, L.P.	475,000
Dahlman Rose & Company, LLC	400,000
Stifel, Nicolaus & Company Incorporated	275,000
BNP Paribas Securities Corp.	250,000
CIBC World Markets Corp.	200,000
Piper Jaffray & Co.	200,000
RBS Securities Inc.	200,000

Total	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other customary conditions. The underwriting agreement provides for a firm commitment underwriting, and the underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.22 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of our common stock.

	Per Share	No Exercise	Full Exercise

Public offering price	$51.00	$510,000,000	$586,500,000
Underwriting discounts and commissions to be paid by selling stockholders	$2.04	$20,400,000	$23,460,000
Proceeds, before expenses, to selling stockholders	$48.96	$489,600,000	$563,040,000

The underwriters will make a payment to the selling stockholders in lieu of expense reimbursement. The estimated offering expenses payable by us for this offering are approximately $581,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the NYSE under the symbol “MCP.”

We, all of our executive officers and directors and all of the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for shares of common stock, including the mandatory convertible preferred stock and the convertible senior notes;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including the mandatory convertible preferred stock and the convertible senior notes; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, including the mandatory convertible preferred stock and the convertible senior notes.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares of common stock or convertible senior notes to the underwriters.

With respect to us, the restrictions described above do not apply to:

•	issuances of shares of our common stock, options, warrants or other equity awards relating to our common stock pursuant to our stock incentive plan, provided that such shares, options, warrants or other equity awards are restricted through the restricted period;

•	issuances of shares of common stock upon conversion of, or in connection with a dividend on, our mandatory convertible preferred stock or the convertible senior notes;

•	in the case of any existing warrant or option to purchase, or other equity award for, shares of our common stock that is disclosed in this prospectus, the issuance by us of shares of common stock upon the exercise or vesting of such warrant, option or equity award, as the case may be, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with any such issuance by us during the restricted period;

•	the filing of a registration statement on Form S-8 or other appropriate forms as required by the Securities Act, and any amendments thereto, relating to our common stock or other equity-based securities issuable pursuant to the Plan;

•	the filing of a registration statement on Form S-3, Form S-1 or other appropriate forms as required by the Securities Act, and any amendments thereto, no earlier than August 5, 2011, registering the sale of shares of common stock by Silmet Grupp;

•	the filing of a registration statement on Form S-4 or other appropriate forms as required by the Securities Act, and any amendments to such forms, related to our common stock or other of our equity securities issuable in connection with any merger, acquisition or other business combination, provided that three days’ advance notice of such filing is provided to Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC;

•	the issuance of shares of our common stock pursuant to the transaction contemplated under the terms of our memorandum of understanding with Sumitomo, provided that the recipient of such shares of common stock shall agree to be bound by the restrictions described above for the balance of the restricted period;

•	any offer or entry into a contract to sell any shares of our common stock, options, warrants or other convertible securities relating to our common stock in connection with any bona fide merger, acquisition, business combination, joint venture or strategic or commercial relationship, to a third party or group of third parties (each an “M&A transaction”), and any public announcement relating to any such offer or entry into a contract, provided that three days’ advance notice of such announcement is provided to Morgan Stanley & Co. LLC; and J.P. Morgan Securities LLC or

•	any issuance of shares of our common stock, options, warrants or other convertible securities relating to our common stock, in connection with any M&A transaction of which Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC have been advised three days in advance, provided that the recipient of such shares of common stock shall agree to be bound by the restrictions described above for the balance of the restricted period, and provided that the amount of shares of our common stock, options, warrants or other convertible securities relating to our common stock issued in each such M&A transaction does not exceed an amount greater than 15% of our common stock outstanding on the date of such M&A transaction.

With respect to our directors, officers and the other holders of our outstanding stock, the restrictions described above do not apply to:

•	the exercise of a warrant or an option to purchase, or other equity award for, shares of our common stock (provided that any shares of common stock received pursuant to such exercise are subject to the same restrictions as those described above);

•	in the case of an option expiring during the restricted period, the sale or transfer of shares of our common stock to satisfy any payment or withholding obligations in connection with the exercise of an option to purchase, or other equity award for, shares of our common stock, or in connection with any cashless exercise of a warrant to purchase shares of our common stock;

•	the conversion of mandatory convertible preferred stock or the convertible senior notes or other equity interests into shares of our common stock;

•	transactions relating to shares of our common stock, mandatory convertible preferred stock, convertible senior notes or other securities acquired in open market transactions after the completion of this offering (provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock, mandatory convertible preferred stock, convertible senior notes or other securities acquired in such open market transactions);

•	transfers of shares of our common stock or any security convertible into our common stock, including the mandatory convertible preferred stock or the convertible senior notes (a) as a bona fide gift, (b) to any affiliate of the director, officer, or other holder of our outstanding common stock, (c) to any trust for the direct or indirect benefit of the director, officer or such other holder of our outstanding stock or an immediate family member of such individual or (d) to any immediate family member of the director, officer or such other holder of our outstanding stock, except that (c) and (d) do not apply to our stockholders that are not individuals;

•	transfers of shares of our common stock or any security convertible into our common stock, including the mandatory convertible preferred stock or the convertible senior notes pursuant to the laws of descent or distribution, except that this exception does not apply to our stockholders that are not individuals;

•	in the case of our stockholders that are not individuals only, distributions of shares of our common stock or any security convertible into shares of our common stock, including the mandatory convertible preferred stock or the convertible senior notes by a stockholder to any partner, member or stockholders of such stockholder; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, mandatory convertible preferred stock or the convertible senior notes (provided that such plan does not provide for the transfer of shares of our common stock, mandatory convertible preferred stock or the convertible senior notes during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the director of officer or us during the restricted period);

provided that, in the case of any transfer or distribution pursuant to the fifth, sixth or seventh bullet above, (x) each transferee shall sign and deliver a lock-up letter substantially in the form of the lock-up letter signed by the director or officer and (y) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock or mandatory convertible preferred stock, shall be required or shall be voluntarily made during the restricted period.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16- day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling stockholders on the one hand, and the underwriters on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of Shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Shares to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Shares in, from or otherwise involving the United Kingdom.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any shares other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance and the Securities and Futures Ordinance. No advertisement, invitation or document relating to the shares being offered by this prospectus will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended, or the FIEL). Each underwriter has represented and agreed that the shares which it purchases will be purchased by it as principal and that, in connection with the offering, it will not, directly or indirectly, offer or sell any shares in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan. If any underwriter offers to sell or solicits an offer to buy any shares to any Japanese Person by way of the “Solicitation for Small Number of Investors” (shouninzuu muke kan’yu) as defined in Section 23-13, Paragraph 4 of the FIEL, such underwriter shall make it clear in offering to sell or soliciting offers to buy such shares that sales of the shares are subject to the condition that any shares issued by the same issuer shall not be owned by 1,000 or more Japanese Persons.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell shares or cause such shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA), to a relevant person defined in Section 275(2) of the SFA or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The notes to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

CHANGE IN ACCOUNTANTS

On January 14, 2010, Molycorp, LLC’s board of directors approved the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the period from June 12, 2008 (Inception) through December 31, 2008 and for the year ended December 31, 2009. Prior to their engagement on January 14, 2010, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

LEGAL MATTERS

The validity of the issuance of our securities offered by this prospectus will be passed upon for us by Jones Day. Certain legal matters relating to this offering will be passed on for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The information appearing in this prospectus concerning estimates of our proven and probable REO reserves and non-reserve REO deposits for the Mountain Pass facility was derived from the report of SRK Consulting, independent mining consultants, and has been included herein upon the authority of SRK Consulting as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed thereto. For further information about us and the securities offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed with the registration statement. Any statement contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement is not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read and copy any materials we file with the SEC, including the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov. Information on or accessible through the SEC’s website is not a part of this prospectus.

We are subject to the information reporting requirements of the Exchange Act, as amended, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

GLOSSARY OF SELECTED MINING TERMS

The following is a glossary of selected mining terms used in this quarterly report that may be technical in nature:

Assay	The analysis of the proportions of metals in ore, or the testing of an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Bastnasite	Bastnasite is a mixed Lanthanide fluoro-carbonate mineral (Ln F CO3) that currently provides the bulk of the world’s supply of the light REEs. Bastnasite and monazite are the two most common sources of cerium and other REEs. Bastnasite is found in carbonatites, igneous carbonate rocks that melt at unusually low temperatures.

Cerium	Cerium (Ce) is a soft, silvery, ductile metal which easily oxidizes in air. Cerium is the most abundant of the REEs, and is found in a number of minerals, including monazite and bastnasite. Cerium has two relatively stable oxidation states, enabling both the storage of oxygen and its widespread use in catalytic converters. Cerium is also widely used in glass polish.

Ceric Hydrate	Ceric hydrate is a form of cerium that is precipitated during the separation process and can be dried to produce cerium oxide.

Concentrate	A mineral processing product that generally describes the material that is produced after crushing and grinding ore effecting significant separation of gangue (waste) minerals from the desired metal and/or metal minerals, and discarding the waste minerals. The resulting “concentrate” of minerals typically has an order of magnitude higher content of minerals than the beginning ore material.

Cut-off grade	The lowest grade of mineralized material that qualifies as ore in a given deposit. The grade above which minerals are considered economically mineable considering the following parameters:

estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, by-product credits, process and refining recovery rates and price.

Didymium	Didymium is a combination of neodymium and praseodymium, approximately 75% neodymium and approximately 25% praseodymium.

Dysprosium	Dysprosium (Dy) is used in high power neodymium iron boron magnets to enhance thermal stability.

Europium	Europium (Eu) is desirable due to its photon emission. Excitation of the europium atom, by absorption of electrons or by UV radiation, results in changes in energy levels that create a visible emission. Almost all practical uses of europium utilize this luminescent behavior.

Gadolinium	Gadolinium (Gd) absorbs neutrons and therefore is used for shielding in neutron radiography and in nuclear reactors. Because of its paramagnetic properties, solutions of organic gadolinium complexes and gadolinium compounds are the most popular intravenous medical magnetic resonance imaging contrast agents in MRI.

Grade	The average REE content, as determined by assay of a metric ton of ore.

Lanthanum	Lanthanum (La) is the first member of the Lanthanide series. Lanthanum is a strategically important rare earth element due to its use in fluid bed cracking catalysts, FCCs, which are used in the production of transportation and aircraft fuel. Lanthanum is also used in fuel cells and batteries.

Mill	A processing plant that produces a concentrate of the valuable minerals contained in an ore.

Mineralization	The extent and form of metal atom deposition as found in rocks or ore or the process by which the metals came to be deposited there.

G-1

Monazite	Monazite is a reddish-brown phosphate mineral. Monazite minerals are typically accompanied by concentrations of uranium and thorium. This has historically limited the processing of Monazite, however this mineral is becoming more attractive because it typically has elevated concentrations of heavy rare earths.

Neodymium	Neodymium (Nd) is used in the production of NdFeB permanent magnets. These permanent magnets, which maximize the power/cost ratio, are used in a large variety of motors and mechanical systems. Cellular phones, vehicle systems and certain lasers contain both neodymium magnets and capacitors, which produce powerful electronic generation and boost the power of these devices.

Ore	That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Overburden	In surface mining, overburden is the material that overlays an ore deposit. Overburden is removed prior to mining.

Praseodymium	Praseodymium (Pr) comprising about 4% of the lanthanide content of bastnasite, is a common coloring pigment. Along with neodymium, praseodymium is used to filter certain wavelengths of light. Praseodymium is used in photographic filters, airport signal lenses, and welder’s glasses. As part of an alloy, praseodymium is used in permanent magnet systems designed to make smaller and lighter motors. Praseodymium is also used in automobile and other internal combustion engine pollution control catalysts.

Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Recovery	The percentage of contained metal actually extracted from ore in the course of processing such ore.

Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Same definition as ‘ore’

Samarium	Samarium (Sm) is predominantly used to produce high temperature, high power samarium cobalt magnets. Although these magnets are less powerful than NdFeB magnets, they can be used over a wider range of conditions.

Strike	The direction of the line of intersection of a mineral deposit with the horizontal plane of the ground. The strike of a deposit is the direction of a straight line that connects two points of equal elevation on the deposit.

Tailings	That portion of the mined material that remains after the valuable minerals have been extracted.

Terbium	Terbium (Tb) is a lanthanide series element used in x-ray and color television tubes as well as high grade rare earth magnets.

Yttrium	Yttrium (Y), although not a lanthanide series element, is often considered to be a rare earth element and its behavior is similar to heavy rare earth elements. It is predominantly utilized in lighting applications and ceramics. Other uses include resonators, lasers, microwave communication devices and other electronic devices.

G-2

INDEX TO FINANCIAL STATEMENTS

Page

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
MOLYCORP, LLC
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets — December 31, 2010 and 2009	F-3
Consolidated Statements of Operations — Years ended December 31, 2010, 2009, the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010
F-4
Consolidated Statements of Shareholders’ Equity — Years ended December 31, 2010, 2009, and 2008	F-5
Consolidated Statements of Cash Flows — Years ended December 31, 2010, 2009, the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010
F-6
Notes to Consolidated Financial Statements	F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010 (Unaudited)	F-24
Condensed Consolidated Statements of Operations for the three months ended March 31, 2011 and 2010 (Unaudited)	F-25
Condensed Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2011 (Unaudited)	F-26
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010 (Unaudited)	F-27
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-28

Report of Independent Registered Public Accounting Firm

To the Shareholders of Molycorp, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Molycorp, Inc. and its wholly-owned subsidiaries (a development stage company) at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Denver, Colorado
March 9, 2011

MOLYCORP, INC.
(A Company in the Development Stage)

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
	(In thousands, except share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$316,430	$6,929
Trade accounts receivable	16,421	1,221
Inventory (Note 4e)	18,822	8,545
Prepaid expenses and other	1,759	1,825

Total current assets	353,432	18,520

Non-current assets:
Deposits	$26,200	$—
Property, plant and equipment, net (Note 4f)	93,966	66,352
Inventory (Note 4e)	5,212	12,090
Intangible asset, net	639	704
Investments	111	—

Total non-current assets	126,128	79,146

Total assets	$479,560	$97,666

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$13,009	$2,886
Accrued expenses (Note 4k)	4,225	5,944
Short-term borrowing — related party (Note 10)	3,085	—
Current portion of asset retirement obligation (Note 4l)	393	693

Total current liabilities	20,712	9,523

Non-current liabilities:
Asset retirement obligation (Note 4l)	$12,078	$13,509
Other non-current liabilities	257	19

Total non-current liabilities	12,335	13,528

Total liabilities	$33,047	$23,051

Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock, $0.001 par value; 350,000,000 shares authorized at December 31, 2010; 82,291,200 and 0 shares outstanding at December 31, 2010 and 2009, respectively	82	—
Class A common stock, $0.001 par value; 0 and 60,000,000 shares authorized at December 31, 2010 and 2009, respectively; 0 and 44,998,185 shares outstanding at December 31, 2010 and 2009, respectively	—	45
Class B common stock, $0.001 par value; 0 and 4,000,000 shares authorized at December 31, 2010 and 2009, respectively; 0 and 0 shares outstanding at December 31, 2010 and 2009, respectively	—	—
Additional paid-in capital	539,866	117,231
Deficit accumulated during the development stage	(93,435)	(42,661)

Total stockholders’ equity	446,513	74,615

Total liabilities and stockholders’ equity	$479,560	$97,666

See accompanying notes to the consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Consolidated Statements of Operations

				Total from
	Year Ended		June 12, 2008	June 12, 2008
	December 31,		(Inception) Through	(Inception) Through
	2010	2009	December 31, 2008	December 31, 2010
	(In thousands, except share and per share amounts)

Sales	$35,157	$7,093	$2,137	$44,387
Operating costs and expenses:
Cost of goods sold	(37,591)	(21,785)	(13,027)	(72,403)
Selling, general and administrative	(18,774)	(12,444)	(2,829)	(34,047)
Stock-based compensation	(28,739)	(241)	(150)	(29,130)
Depreciation and amortization	(319)	(191)	(19)	(529)
Accretion expense	(912)	(1,006)	(250)	(2,168)

Operating loss	(51,178)	(28,574)	(14,138)	(93,890)

Other income (expense):
Other income (expense)	155	181	54	390
Interest income (expense), net of amount capitalized	249	(194)	10	65

Net loss	$(50,774)	$(28,587)	$(14,074)	$(93,435)

Weighted average shares outstanding (Common shares)(1)
Basic	62,332,054	39,526,568	38,829,225	48,306,760

Diluted	62,332,054	39,526,568	38,829,225	48,306,760

Loss per share of common stock:
Basic	$(0.81)	$(0.72)	$(0.36)	$(1.93)

Diluted	$(0.81)	$(0.72)	$(0.36)	$(1.93)

(1)	Weighted average shares outstanding include the retroactive treatment of exchange ratios for conversion of Class A common shares and Class B common shares to common stock in conjunction with the initial public offering.

See accompanying notes to the consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Consolidated Statement of Stockholders’ Equity

						Deficit
						Accumulated
					Additional	During the	Total
	Class A Common Stock		Common Stock		Paid-In	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity
	(In thousands, except share amounts)

Balance at June 12, 2008 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of shares	38,762,268	39	—	—	91,961	—	92,000
Share based compensation	66,957	—	—	—	150	—	150
Net loss						(14,074)	(14,074)

Balance at December 31, 2008	38,829,225	$39	—	$—	$92,111	$(14,074)	$78,076

Issuance of shares	3,844,858	4	—	—	18,000	—	18,004
Conversion of short term borrowings from member plus related accrued interest in common shares	2,303,033	2	—	—	6,829	—	6,831
Exercise of employee options	21,069	—	—	—	50	—	50
Share based compensation	—	—	—	—	241	—	241
Net loss	—	—	—	—	—	(28,587)	(28,587)

Balance at December 31, 2009	44,998,185	$45	—	$—	$117,231	$(42,661)	$74,615

Issuance of shares	5,767,670	6	—	—	14,994	—	15,000
Exercise of employee options	126,405	—	—	—	300	—	300
Conversion of Class A common stock to common stock in conjunction with the initial public offering	(50,892,260)	(51)	50,892,260	51	—	—	—
Sale of shares of common stock at $14.00 per share in initial public offering, net of underwriting fees and other offering costs of $29.2 million	—	—	29,128,700	29	378,604	—	378,633
Stock-based compensation expense	—	—	2,270,240	2	28,737	—	28,739
Net loss	—	—	—	—	—	(50,774)	(50,774)

Balance at December 31, 2010	—	$—	82,291,200	$82	$539,866	$(93,435)	$446,513

See accompanying notes to the consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Consolidated Statements of Cash Flows

				Total from
	Year Ended		June 12, 2008	June 12, 2008
	December 31,		(Inception) through	(Inception) through
	2010	2009	December 31, 2008	December 31, 2010
	(In thousands)

Cash flows from operating activities:
Net loss	$(50,774)	$(28,587)	$(14,074)	$(93,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,015	3,896	936	10,847
Accretion of asset retirement obligation	912	1,006	250	2,168
Non-cash inventory write-downs	3,473	9,035	9,509	22,017
Non-cash share-based compensation expense	28,739	241	150	29,130
Impairment of fixed assets	3,114	—	—	3,114
(Gain)/loss on sale of assets and settlement of ARO	(59)	2	—	(57)
Changes in operating assets and liabilities:
Accounts receivable	(15,200)	125	(1,897)	(16,972)
Inventory	(6,872)	(13,557)	(3,440)	(23,869)
Prepaid expenses and other	251	360	(1,634)	(1,023)
Accounts payable	3,797	(254)	642	4,185
Asset retirement obligation	(632)	(387)	—	(1,019)
Accrued expenses	(1,481)	5,749	2,218	6,486

Net cash used in operating activities	(28,717)	(22,371)	(7,340)	(58,428)

Cash flows from investing activities:
Acquisition of the Mountain Pass facility	—	—	(82,150)	(82,150)
Proceeds from sale of investment in joint venture	—	9,700	—	9,700
Deposits	(26,200)	—	—	(26,200)
Capital expenditures	(33,129)	(7,285)	(321)	(40,735)
Investments	(111)	—	—	(111)
Proceeds from sale of assets	9	5	—	14

Net cash used in investing activities	(59,431)	2,420	(82,471)	(139,482)

Cash flows provided by financing activities:
Capital contributions from original stockholders	15,000	18,004	92,000	125,004
Repayments of short-term borrowings — related party (Note 10)	(1,107)	—	—	(1,107)
Net proceeds from sale of common stock in conjunction with the initial public offering	378,633	—	—	378,633
Payments of deferred financing costs	(185)	—	—	(185)
Proceeds from exercise of options	300	50	—	350
Proceeds from short-term borrowings — related party (Note 10)	5,008	6,637	—	11,645

Net cash provided by financing activities	397,649	24,691	92,000	514,340
Net change in cash and cash equivalents	309,501	4,740	2,189	316,430
Cash and cash equivalents at beginning of the period	6,929	2,189	—	—

Cash and cash equivalents at end of period	$316,430	$6,929	2,189	$316,430

Supplemental disclosure of non-cash activities:
Conversion of short-term borrowings from member plus accrued interest, into common shares	$—	$6,831	$—

Change in accrued capital expenditures	$5,510	$(150)	$438

See accompanying notes to the consolidated financial statements.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements

(1)	Company Background

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interest in entities that held member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for Molycorp, Inc. Class A common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. (the “Corporate Reorganization”). On June 15, 2010, Molycorp LLC was merged with and into Molycorp Minerals, LLC. On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. On August 3, 2010, Molycorp, Inc. completed its initial public offering (“IPO”) of common stock. In connection with its IPO, Molycorp Inc. issued 29,128,700 shares of common stock at $14.00 per share (including 1,003,700 shares issued in connection with the underwriters’ option to purchase additional shares). Total net proceeds of the offering were approximately $378.6 million after underwriting discounts and commissions and offering expenses payable to Molycorp, Inc. Immediately prior to the consummation of the IPO, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock. The conversion ratios for the Class A common stock and the Class B common stock have been retroactively reflected in the historical financial information for all periods presented. Molycorp, Inc., together with its subsidiaries is referred to herein as the “Company” or “Molycorp.”

Molycorp Minerals, previously known as Rare Earth Acquisition LLC (which was formed on June 12, 2008), acquired the Mountain Pass, California rare earth deposit and associated assets (the “Mountain Pass facility”) and assumed certain liabilities from Chevron Mining, Inc. (“Chevron”) on September 30, 2008.

The Mountain Pass facility is located in San Bernardino County, California and is the only significant developed rare earth resource in the western world. Rare earth elements (“REEs”) are a group of specialty elements with unique properties that make them critical to many existing and emerging applications including:

•	Clean-energy technologies such as hybrid and electric vehicles, wind turbines and compact florescent lighting;

•	High-technology applications including cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical defense applications such as guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced water treatment applications including those for industrial, military, homeland security, domestic and foreign aid use.

The REE group includes 17 elements, namely the 15 lanthanide elements, which are lanthanum, cerium, praseodymium, promethium (which does not occur naturally), neodymium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as rare earth oxides (“REOs”). Bastnasite is a mineral that contains REEs.

Operations at the Mountain Pass facility began in 1952 under Molybdenum Corporation of America (“MCA”). MCA was purchased by Union Oil of California (“Unocal”) in 1977. In 2002, mining operations were suspended at the Mountain Pass facility primarily due to softening prices for REOs and a lack of additional tailings disposal capacity. Chevron Corporation purchased Unocal in 2005.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

Prior to the acquisition, operations at the Mountain Pass facility had been suspended with the exception of a pilot processing project to recover neodymium from lanthanum stockpiles produced prior to Chevron’s ownership of the Mountain Pass facility. The neodymium from lanthanum (“NFL”) pilot processing project was undertaken to improve the facility’s REE processing techniques. Since June 12, 2008 (Inception) through March 31, 2010, revenue was generated primarily from the sale of products associated with the NFL pilot processing project, which concluded in February 2010. In April 2010, the Company commenced the second pilot processing campaign to recover cerium, lanthanum, neodymium, praseodymium and samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles.

(2)	Basis of Presentation

The Company’s acquisition of the Mountain Pass facility has been accounted for as an acquisition of net assets and not a business combination. As described below, the Company’s current business plan includes investing substantial capital to restart mining operations, construct and refurbish processing facilities and other infrastructure, and to expand into metal and alloy production. Molycorp will continue as a development stage company until these activities have been completed which is currently expected to be by the end of 2012.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

We have revised our consolidated financial statements for an overstatement of Work in Process (WIP) inventory. See Note (13) Revision of Financial Statements for December 31, 2010.

(3)	Capital Requirements

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under its current business plan, the Company intends to spend approximately $531 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal and alloy production. Capital expenditures, on an accrual basis, under this plan totaled approximately $31.4 million in 2010. The Company expects to finance these expenditures, the second phase expansion plan (see Note 12) as well as its working capital requirements, with the $360.4 million of net proceeds from its IPO (after giving effect to the use of $18.2 million of net proceeds for surety bonds), approximately $173.1 million of net proceeds from its offering of mandatory convertible preferred stock (see Note 12), anticipated revenue from operations and traditional debt financing, project financing, and/or government programs, including the U.S. Department of Energy (“DOE”) loan guarantee program. The Company submitted a Part I application on June 2010. On July 21, 2010, the U.S. DOE deemed the Company’s application eligible for submission of a part II application. Our Part II application was submitted on December 31, 2010. On December 31, 2010, we entered into a memorandum of understanding with Sumitomo Corporation (“Sumitomo”), pursuant to which Sumitomo agreed to, among other things, purchase $100 million of the Company’s common stock and arrange for $30 million of debt financing. The consummation of these transactions with Sumitomo is subject to numerous conditions and finalization of a definitive agreement.

(4)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions and conditions.

Significant estimates made by management in the accompanying financial statements include the collectability of accounts receivable, the recoverability of inventory, the useful lives and recoverability of long-lived assets such as property, plant and equipment, and the adequacy of the Company’s asset retirement obligations.

(b)	Revenue and Cost of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable, and collection is reasonably assured. Title generally passes upon shipment of product from the Mountain Pass facility. Prices are generally set at the time of, or prior to, shipment. Transportation and distribution costs are incurred only on sales for which the Company is responsible for delivering the product. We recognized revenue of $3.2 million for inventory which had not been shipped as of December 31, 2010 under a bill and hold agreement.

Cost of goods sold includes the cost of production as well as write-downs to the extent of inventory costs in excess of market values. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less. At December 31, 2010, cash and cash equivalents consisted of $316.4 million (2009: $6.9 million) of funds held in money market accounts.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews its allowance for doubtful accounts on a quarterly basis. As of December 31, 2010 and 2009, an allowance for doubtful accounts was not required.

(e)	Inventories

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate, and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet.

Molycorp evaluates its production levels and costs to determine if any should be deemed abnormal, and therefore excluded from inventory costs. For the years ended December 31, 2010, 2009, the period from June 12, 2008 (Inception) through December 31, 2008 and the period from June 12, 2008 (Inception) through December 31, 2010, Molycorp determined that approximately $11.0 million, $2.5 million, $0.0 million and $13.5 million, respectively, of production costs would have been allocated to additional tons produced, assuming Molycorp had been operating at normal production rates. As a result, these costs were excluded from inventory and instead expensed during the applicable periods. The assessment of normal production levels is judgmental and is unique to each quarter. Molycorp models normal production levels and evaluates historical ranges of production in assessing what is deemed to be normal.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses an independent pricing source to evaluate market prices for REOs at the end of each quarter. For the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, the Company recognized write-downs of $2.5 million $9.0 million, $9.5 million and $21.0 million, respectively, as a result of production costs in excess of certain REO market prices. In addition, Molycorp recognized a $1.0 million write-down of bastnasite stockpile inventory based on estimated stockpile REO quantities at December 31, 2010.

The Company evaluates the carrying value of materials and supply inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels, and other factors and recognizes related write-downs as necessary.

At December 31, 2010 and 2009, inventory consisted of the following (in thousands):

	December 31,	December 31,
	2010	2009

Current:
Concentrate stockpiles	$4,206	$20
Work in process	3,582	4,777
Finished goods	9,307	2,685
Materials and supplies	1,727	1,063

Total current	$18,822	$8,545

Long term:
Concentrate stockpiles	$5,108	$11,844
Work in process	—	—
Finished goods	104	246

Total long term	$5,212	$12,090

(f)	Property, Plant and Equipment, net

Property, plant and equipment associated with the acquisition of the Mountain Pass facility was recorded at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. The Company incurred $31.4 million and $0.1 million in plant modernization costs for the years ended December 31, 2010 and 2009, respectively. In addition the Company incurred $7.2 million and $7.0 million in other capital expenditures for the years ended December 31, 2010 and 2009, respectively. Our anticipated project cost through 2012 to restart the mining operations, construct and refurbish processing facilities and to expand into the production of metals and alloys is $531 million, which includes a $20 million increase over our previous estimate. The increase is due to the increased scope of the project including the acceleration of the construction of the new crushing and milling facility and other design changes to allow a faster conversion to 40,000 tons per year than would otherwise be possible. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010 was $6.0 million, $3.9 million, $0.9 million and $10.8 million, respectively. Maintenance costs are expensed as incurred.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

Mineral properties at December 31, 2010 and 2009, represent the purchase price allocated to mineral resources associated with the Mountain Pass facility and mineral property development costs (see Note 4(g) below).

At December 31, 2010 and 2009, property, plant and equipment consisted of the following (in thousands):

	December 31,	December 31,
	2010	2009

Land	$800	$800
Land improvements (15 years)	15,415	17,954
Buildings and improvements (4 to 27 years)	6,892	8,458
Plant and equipment (2 to 12 years)	19,560	12,065
Vehicles (7 years)	1,049	1,023
Computer software (5 years)	1,563	1,116
Furniture and fixtures (5 years)	170	41
Construction in progress	34,809	6,506
Mineral properties	23,968	23,138

Property, plant and equipment at cost	104,226	71,101
Less accumulated depreciation	(10,260)	(4,749)

Property, plant and equipment, net	$93,966	$66,352

In accordance with ASC 360, Property Plant and Equipment, long-lived assets such as property, plant, and equipment, mineral properties and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognized a $3.1 million net of depreciation, impairment expense associated with the mill and crusher, including the associated asset retirement cost, which is included in cost of goods sold in the consolidated statement of operations as of the year ended December 31, 2010, as a result of managements’ decision to replace rather than refurbish these assets.

(g)	Mineral Properties and Development Costs

Mineral properties and development costs, which are referred to collectively as mineral properties, include acquisition costs, drilling costs, and the cost of other development work, all of which are capitalized. The Company amortizes mineral properties using the units of production method over estimated proven and probable reserves. Molycorp’s proven and probable reserves are based on extensive drilling, sampling, mine modeling, and mineral recovery from which economic feasibility has been determined. The reserves are estimated based on information available at the time the reserves are calculated. Proven and probable reserves are based on estimates, and no assurance can be given that the indicated levels of recovery of REOs will be realized or that production costs and estimated future development costs will not exceed the net realizable value of the products. Reserve estimates may require revisions based on actual production experience. Market price fluctuations of REOs, as well as increased production costs or reduced recovery rates, could render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and might result in a reduction of reserves.

(h)	Research and Development

The Company has invested significant resources to improve the efficiency of our REO processing operations and the development of new applications for individual REEs. For the period ending December 31,

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

2010, 2009 and 2008 the Company spent $2.4 million, $1.5 million and $0.4 million respectively. Research and development costs are recognized under the “Selling, general and administrative” line on the income statement.

(i)	Intangible Asset

The Company acquired its trade name in connection with the Mountain Pass facility acquisition. Amortization is provided using the straight-line method based on an estimated useful life of 12 years. Amortization expense for the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010 was $65,000, $65,000, $17,000 and $147,000, respectively. Amortization expense is estimated to be $65,000 annually for the following five years.

(j)	Investment in Joint Venture

In connection with the Mountain Pass facility acquisition, the Company acquired a one third interest in a joint venture with Sumitomo Metals Industries, Ltd. of Japan (“Sumitomo Metals”) called Sumikin Molycorp (“SMO”). The Company sold its interest in the joint venture to Sumitomo Metals on July 9, 2009 for cash consideration of $9.7 million and recognized no gain.

(k)	Accrued Expenses

Accrued expenses as of December 31, 2010 and 2009 consisted of the following: (in thousands):

	December 31,	December 31,
	2010	2009

Waste disposal accrual	$326	$1,500
Accrued bonus	554	1,445
Defined contribution plan	1,199	988
Other accrued expenses	2,146	2,011

Total accrued expenses	$4,225	$5,944

(l)	Asset Retirement Obligation

The Company accounts for reclamation costs, along with other costs related to the closure of the Mountain Pass facility, in accordance with ASC 410-20, Asset Retirement Obligations. This standard requires the Company to recognize asset retirement obligations at estimated fair value in the period in which the obligation is incurred. The Company recognized an asset retirement obligation and corresponding asset retirement cost of $13.3 million in connection with the Mountain Pass facility acquisition. The liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The asset retirement cost was capitalized as part of the carrying amount of the related long-lived assets and is being depreciated over the assets’ remaining useful lives.

In connection with an updated asset retirement obligation analysis prepared as of June 30, 2010, the Company determined that its asset retirement obligation was overstated by approximately $2.5 million as a result of not reducing its prior estimate for costs of soil remediation performed prior to the Company’s acquisition of the Mountain Pass Facility. Because the depreciation of the overstated asset retirement costs and accretion of the asset retirement obligation had an immaterial impact on the Company’s net loss for all periods previously presented and cumulatively since inception, the Company reduced its asset retirement cost asset and asset retirement obligation by approximately $2.5 million effective April 1, 2010. On November 4, 2010,

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

Molycorp’s Board of Directors approved an expanded budget which accelerated the removal of the crusher and milling facility which resulted in a $0.6 million increase in the asset retirement obligation. Depreciation expense associated with the asset retirement cost was $1.1 million, $1.2 million $0.3 million and $2.6 million for the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, respectively. The following table presents the activity in our asset retirement obligation (in thousands):

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Balance at beginning of period	$14,202	$13,583
Obligations settled	(632)	(387)
Accretion expense	912	1,006
Revisions in estimated cash flows	(1,939)	—
Gain on settlement	(72)	—

Balance at end of period	$12,471	$14,202

The Company is required to provide the applicable governmental agencies with financial assurances relating to its closure and reclamation obligations. As of December 31, 2008, the Company had financial assurance requirements of $26.3 million which were satisfied by instruments obtained by Chevron. In March 2009, the Company replaced these instruments with surety bonds secured by letters of credit or cash collateral provided by the individual members. As of December 31, 2010, the Company had financial assurance requirements of $27.4 million which were satisfied with surety bonds placed with the California state and regional agencies.

(m)	Income Taxes

Prior to the Corporate Reorganization, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. Molycorp recognizes income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to difference between the financial statement carrying amounts of assets and the liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or recognized. Molycorp records a valuation allowance if, based on available information, it is deemed more likely than not that its deferred income tax asset will not be realized in full. As of December 31, 2010, the Company’s net loss of $41.3 million since the Corporate Reorganization included $28.7 million in stock-based compensation expense, which is the Company’s only significant permanent difference between its losses for financial reporting and income tax purposes. Molycorp has generated net deferred income tax assets of $22.7 million as of December 31, 2010. However, as realization of these tax assets is not assured, we have established a full valuation allowance against these assets. A significant portion of the net operating losses of $18.0 million will expire in the year 2030.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

A summary of the components of the net deferred income tax assets as of December 31, 2010 is as follows:

December 31, 2010
(in thousands)

Deferred income tax assets:
Vacation accrual	$106
Inventory	1,133
Asset retirement obligation	656
Mineral resources	16,516
Net operating losses	6,750
Other	62

$25,223

Deferred income tax liabilities:
Development costs	$(96)
Property, plant and equipment	(2,397)

$(2,493)

Net deferred income tax assets:	$22,730
Valuation allowance	(22,730)

Total net deferred income tax assets:	$—

(n)	Stockholders’ Equity

Stockholders’ interests are represented by 82,291,200 and 44,998,185 shares of the Company’s common stock and Class A common stock at December 31, 2010 and 2009, respectively. Paid-in capital in the consolidated balance sheets, represents amounts paid by stockholders or interests earned under certain stock compensation agreements. For the year ended December 31, 2010, the Company received contributions from its stockholders totaling $15.0 million in exchange for 5,767,670 shares of Class A common stock prior to the completion of the IPO. At the time of the IPO, an aggregate of 50,892,260 shares of Class A common stock were automatically converted into an aggregate of 50,892,260 shares of common stock. The Company also received net proceeds of $378.6 million after underwriter discounts and commissions and offering expenses paid by Molycorp, Inc. in exchange for 29,128,700 shares of common stock. An additional 2,232,740 common shares were issued in exchange for shares of Class B common stock held by certain employees and independent directors pursuant to incentive awards effective November 1, 2009. On November 4, 2010, the Compensation Committee of the Board of Directors of the Company approved the grant of 37,500 shares of restricted stock, with a three-year vesting period, to certain executive officers and a director of the Company. For the year ended December 31, 2010, the Company recognized $28.7 million in stock based compensation expense related to the former Class B common stock and the November 2010 restricted stock awards.

(o)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the Company’s net income (loss) by the weighted average number of common shares outstanding during the year. Diluted (loss) per share reflects the dilutive impact of potential common stock (see note 7) and unvested restricted shares of common stock in the weighted average number of common shares outstanding during the period, if dilutive. For this purpose, the “treasury stock method”, as applicable, is used for the assumed proceeds upon the exercise of common stock

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

equivalents at the weighted average selling prices of the shares during the year. As of December 31, 2010, there were 781,747 unvested shares of common stock outstanding. As of December 31, 2009, there were vested options outstanding for the purchase of 124,468 shares of Class A common stock. All potential common stock were antidilutive in nature as of December 31, 2010 and 2009, respectively; consequently, the Company does not have any adjustments between earnings per share and diluted earnings per share.

(p)	Comprehensive income (loss)

The Company does not have any items entering into the determination of comprehensive income (loss) other than net income (loss) for the period.

(5)	Employee Benefit Plans

The Company maintains a defined contribution plan for all employees who have completed 90 days of services with the Company. The Company currently makes a non-elective contribution equal to 4% of compensation for each employee who performed at least 1,000 hours of service and is employed on the last day of the year. In addition, the Company currently matches 100% of the first 3% contributed and 50% of the next 2% contributed by each eligible employee as well as an additional contribution of up to 4% which can be made at the Company’s discretion. Employees vest in Company contributions after three years of service. Expenses related to this plan totaled $1.2 million, $1.0 million, $0.2 million and $2.4 million for the years ended December 31, 2010 and 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, respectively. Additionally, accrued expenses at December 31, 2010 and 2009 included $1.2 million and $1.0 million related to this plan, respectively.

On April, 1 2009, the Company established the Management Incentive Plan (“MIP”), which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits for certain members of management. Under the MIP, participants can defer their base salary and other compensation that is supplemental to his or her base salary and is dependent upon achievement of individual or Company performance goals. It is intended that the MIP constitute an unfunded plan for purposes of the Employee Retirement Income Securities Act of 1974, as amended. The amount of compensation or awards deferred are deemed to be invested in a hypothetical investment as of the date of deferral. During the year ended December 31, 2010 and 2009, the Company funded discretionary contributions to the MIP totaling $47,000 and zero, respectively. In addition, total accrued amount including employee deferrals, discretionary contributions and related earnings was approximately $116,000 and $65,000 as of December 31, 2010 and 2009, respectively.

On November 4, 2010, the Compensation Committee established an annual incentive (“bonus plan”) for all employees that is discretionary in nature. The bonus program is performance based and includes both qualitative and quantitative criteria. Half of the value of each executive’s annual bonus is paid in cash and the remaining half is paid in shares of restricted stock which vest on the third anniversary of the date of grant. For the year ended December 31, 2010, the company accrued $0.6 million for cash portion of this bonus program.

(6)	Commitments and Contingencies

(a)	Future Operating Lease Commitments

The Company has certain operating leases for office space and certain equipment. Remaining annual minimum payments under these leases at December 31, 2010 was $0.3 million in 2011, $0.2 million in 2012, $0.2 million in 2013, $0.2 million in 2014, $0.2 million in 2015 and $0.2 million thereafter, totaling $1.3 million.

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

On September 30, 2010, the Company entered into a natural gas transportation lease agreement with Kern River Gas Transmission Company (“Kern River”) under which Molycorp agreed, subject to certain conditions, to make payments totaling $5.2 million per year ($0.43 million per month) for 10 years beginning April 2012 to Kern River in exchange for the designing, permitting, constructing, operating, and maintaining of facilities necessary to provide natural gas to the power generation facility to be constructed at the Mountain Pass facility. Beginning on the date of commencement of the natural gas transportation service and continuing through the agreement termination, the Company will be entitled to receive a Transportation Maximum Daily Quantity (TMDQ) of 24,270 Dth per day.

(b)	Plant Modernization and Expansion Commitments

In connection with the Mountain Pass facility modernization and expansion and future operations, the Company entered into contractual commitments for the purchase of materials and services from various vendors. Future payments due for these commitments are $65.0 million in 2011, $8.6 million in 2012, $5.2 million in 2013, $5.2 million in 2014, $5.2 million in 2015 and $32.2 million thereafter, totaling $121.4 million. Some of the agreements the Company entered into with these vendors contain cancellation clauses stating the amount and timing of termination charges to the Company. In total, these charges range from a minimum of $3.1 million to a maximum of $17.4 million depending on the timing of cancellation.

(c)	Completion Bonus

In connection with the Mountain Pass facility acquisition, the Company assumed a $0.4 million obligation related to a completion bonus payable to union employees who worked on the NFL pilot processing development project. Under the terms of the related labor agreement, eligible employees were entitled to a bonus of 40 hours of pay at the employee’s base rate for every month spent on the project, regardless of the number of hours worked. The Company recognized additional costs associated with this bonus as employees worked on the project. As of December 31, 2009, the accrued completion bonus was $1.4 million. The completion bonus was paid in March 2010.

(d)	Labor Contract

Certain Mountain Pass facility employees are covered by a collective bargaining agreement with the United Steelworkers of America which expires on March 15, 2012. At December 31, 2010, 72 employees, or approximately 50% of the Company’s workforce, were covered by this collective bargaining agreement.

(e)	Reclamation Surety Bonds

At December 31, 2010, Molycorp had placed $27.4 million of surety bonds with California state and regional agencies to secure its Mountain Pass facility closure and reclamation obligations.

(f)	Licenses and Permits

The Company is subject to numerous and detailed federal, state and local environmental laws, regulations and permits including health and safety, environmental, and air quality. The Company is subject to strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with the current permits, and the Company may be subject to additional conditions, requirements and obligations associated with its permits and future operations. Certain conditions could be imposed in order to maintain the required permits including requirements to conduct additional environmental studies and collect and present data to government authorities pertaining to the potential impact of current and future operations upon the environment. Accordingly, the required permits may not be maintained or renewed in a timely fashion if at all, or may be renewed upon conditions that restrict the Company’s ability to conduct its

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

operations economically. Any failure, significant delay or significant change in conditions that is required to maintain or renew permits, could have a material adverse effect on the Company’s business, results of operations and financial condition.

(7)	Stock-Based Compensation

Molycorp accounts for stock-based compensation based upon the fair value of the awards at the time of grant. The expense associated with such awards is recognized over the service period associated with the issuance. There are no performance conditions associated with these awards.

The Company issued an option to its Chief Executive Officer on April 10, 2009 for the purchase of 147,474 shares of Company common stock (giving effect to the Corporate Reorganization and the conversion of Class A common stock into common stock in connection with the IPO). The option vested, and the related expense of $241,000 was recognized, on the date of grant. At December 31, 2009, there were vested options outstanding for the purchase of 126,405 shares of common stock with a stated exercise price of $2.37 per share. On February 1, 2010, the remaining options were exercised. Proceeds from exercise of stock options were $300,000 and $50,000 for 2010 and 2009, respectively.

Effective November 1, 2009, Molycorp LLC issued 5,880,000 incentive shares to certain employees and independent directors of the Company. At the time of issuance, due to Molycorp Minerals, LLC’s option to repurchase vested shares of terminated participants at a price other than fair value, these incentive shares were classified as liabilities and were valued at zero using the intrinsic value method. On April 15, 2010, all holders of incentive shares contributed their incentive shares to Molycorp, Inc. in exchange for 3,012,420 shares of Class B common stock of Molycorp, Inc., 1,004,140 shares of which vested immediately with an additional 1,004,140 shares vesting on September 30, 2010 and the remaining 1,004,140 shares vesting on September 30, 2011. The shares of Class B common stock were non-transferable and the Company had the right to repurchase vested shares upon the termination of employment for any reason.

The shares of Class B common stock automatically converted into shares of common stock, based on a conversion factor, immediately prior to completion of the IPO. On August 3, 2010, Molycorp completed an IPO of common stock at an offering price of $14.00 per share. At that time, the shares of Class B common stock were converted into 2,232,740 shares of common stock, 744,247 of which remained vested with the remaining 1,488,493 vesting over a period of six months following the IPO. Stock-based compensation associated with these shares was approximately $28.7 million for the year ended December 31, 2010. The number and weighted-average grant-date fair value of unvested shares of common stock at the end of the year was 744,247 and $14.00, respectively. At December 31, 2010 there was $2.6 million of unrecognized compensation cost related to these unvested shares of common stocks. This cost is expected to be recognized during the first quarter of 2011.

On November 4, 2010, the Compensation Committee of the Board of Directors of the Company approved the grant of shares of restricted stock, with a three-year vesting period, to certain executive officers and a director of the Company. The $1.4 million fair value of the awards was determined using the stock price on

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

the date of grant and is recognized straight-line over the three year vesting period. The following table sets forth the number of shares of restricted stock granted to these officers and the director.

Number of Shares of
Restricted Stock

Russell D. Ball — Director	7,500
Mark A. Smith — President and CEO	6,000
James S. Allen — CFO and Treasurer	18,000
John F. Ashburn, Jr. — EVP and General Counsel	3,000
John L. Burba — EVP and Chief Technology Officer	3,000

The number and weighted-average grant-date fair value of unvested restricted stock at the end of the year was 37,500 and $36.51, respectively. At December 31, 2010 there was $1.3 million of unrecognized compensation cost related to these unvested shares of restricted stock. This cost is expected to be recognized over a period of approximately three years.

The remaining number of shares authorized for awards of equity share options or other equity instruments was 4,075,185 at December 31, 2010.

(8)	Deposits

The Company currently has $26.2 million in deposits reported as Non-current assets on the Consolidated Balance Sheet as of December 31, 2010. Of this, $18.2 million is due to collateral used to secure surety bonds placed with the California state and regional agencies relating to our Mountain Pass facility closure and reclamation obligations. The remaining $8.0 million is due to a required escrow arrangement for the Company’s facilities agreement with Kern River Gas Transmission Company.

(9)	Concentrations

(a)	Limited Number of Products

The Company’s current operations are primarily limited to the production and sale of REOs from stockpiled concentrates and purchasing and reselling REOs from other producers. The Company does not have and will not have the capability to significantly alter its product mix prior to completing the modernization and expansion of the Mountain Pass facility and the restart of mining operations. Sales for our most significant products for the years ended December 31, 2010 and 2009, in millions, were approximately as follows:

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Didymium Oxide	$9.0	—
Ceric Hydrate	$8.7	—
Lanthanum products	$13.6	$6.4
Other	$3.9	$0.7

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

(b)	Limited Number of Customers

There is a limited market for the lanthanum products currently produced by the Company from stockpiled concentrate. Sales to the Company’s largest customers, for the years ended December 31, 2010 and 2009, in millions, were approximately as follows:

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Mitsubishi Unimetals USA	$8.5	—
W.R. Grace & Co. — Conn.	$7.4	$1.9
Chuden Rare Earth Co. Ltd.	$5.4	—
Shin-Etsu Chemical Co.	$4.1	—
Corning Inc.	$3.5	$0.3
3M Company	$2.5	$0.4
Albemarle Corporation	—	$3.9

(c)	Single Geographic Location

Currently, the Company’s only mining and production facility is the Mountain Pass facility and the Company’s viability is based on the successful modernization and expansion of its operations. The deterioration or destruction of any part of the Mountain Pass facility, or legal restrictions related to current or anticipated operations at the Mountain Pass facility, may significantly hinder the Company’s ability to reach or maintain full planned production rates within the expected time frame, if at all.

(10)	Related Party Transactions

In February 2009, certain of the Company’s stockholders incurred certain costs in providing letters of credit and/or cash collateral to secure the surety bonds issued for the benefit of certain regulatory agencies related to the Company’s Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by stockholders was $18.2 million. Under the terms of the agreement with its stockholders, the Company agreed to pay each such stockholder a 5% annual return on the amount of collateral provided, and the stockholders were entitled to receive quarterly payments, delay payments, or receive payments-in-kind. In September 2010, the Company issued its own collateral in the amount of $18.2 million in replacement of the letters of credit and cash collateral provided by the stockholders. The Company paid fees due to stockholders in the amount of $0.8 million in September 2010. During each of the years ended December 31, 2010 and 2009, the Company recognized approximately $0.4 million and $0.8 million, respectively in compensation to the stockholders under this agreement, which is included in selling, general and administrative expenses in the consolidated statement of operations. Accrued expenses in the consolidated balance sheet included payables to stockholders totaling zero and $0.6 million at December 31, 2010 and 2009, respectively, related to those agreements.

In May and July 2009, Molycorp entered into transactions with a stockholder under which it borrowed an aggregate $6.6 million, secured by certain product inventories. Borrowings under this agreement required interest at a variable rate of LIBOR plus one percent. On November 15, 2009, the stockholder converted outstanding advances plus accrued interest totaling $6.8 million into 2,303,033 shares of Molycorp common stock (giving effect to the Corporate Reorganization and the conversion of Class A common stock into common stock in connection with the IPO) in settlement of the obligation.

In June 2010, the Company entered into a transaction with Traxys North America LLC (“Traxys”), the parent of one of our stockholders, TNA Moly Group, LLC, under which it borrowed approximately $5.0 million, secured by certain product inventories. Borrowings under this agreement required an initial

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

interest rate of 6% based on three-month LIBOR plus a margin, which is subject to adjustment every three months. No adjustments have been made to the interest rate since the agreement was signed. At December 31, 2010, interest payable associated with the agreement totaled approximately $9,000. Principal and interest under this agreement are payable from revenue generated from sales of the product inventories. During the third quarter of 2010, both parties agreed that 50% of all didymium oxide sales will be subject to this agreement. The Company made principal and interest payments of $1.1 million and $0.2 million, respectively for the year ended December 31, 2010. As of December 31, 2010, the outstanding note payable to Traxys under this agreement was $3.1 million and $1.3 million in accounts payable related to the sales made, but not remitted to Traxys and affiliates as of December 31, 2010.

During the year ended December 31, 2010, the Company and Traxys and affiliates jointly marketed and sold certain lanthanum oxide, cerium oxide and erbium oxide products. Per the terms of this arrangement, the Company and Traxys split gross margin equally once all costs associated with the sale are recovered by both parties. As a result of this arrangement, we recorded revenue and a related receivable from Traxys and affiliates of $116,000. We also recorded an expense and a related payable to Traxys and affiliates in the amount of $120,000. Revenues and expenses related to these settlements are presented on a net basis in Other Income on the Statement of Operations. In addition, for the year ended December 31, 2010, the Company made purchases of lanthanum oxide and cerium oxide from Traxys and affiliates in the amount of $2.5 million. Related party payable associated with the product purchases was $0.3 million as of December 31, 2010.

(11)	Unaudited Supplementary Data

The following is a summary of the selected quarterly financial information (unaudited):

	2010
	Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands, except share and per share data)

Sales	$3,018	$1,904	$8,533	$21,702
Cost of goods sold	(5,950)	(5,576)	(7,742)	(18,323)
Selling, general and administrative expense	(4,480)	(4,254)	(4,117)	(5,923)
Stock-based compensation	—	(15,133)	(6,527)	(7,079)
Depreciation and amortization expense	(95)	(61)	(83)	(80)
Accretion expense	(263)	(216)	(216)	(217)

Operating loss	(7,770)	(23,336)	(10,152)	(9,920)

Other income (expense):
Other income (expense)	21	45	14	75
Interest income (expense), net of capitalized amount	—	—	(7)	256

Net loss	$(7,749)	$(23,291)	$(10,145)	$(9,589)

Weighted average shares outstanding (Common shares)(1)
Basic	48,155,533	49,666,732	69,550,649	81,509,452
Diluted	48,155,533	49,666,732	69,550,649	81,509,452
Loss per share of common stock(1):
Basic	$(0.16)	$(0.47)	$(0.15)	$(0.12)
Diluted	$(0.16)	$(0.47)	$(0.15)	$(0.12)

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

	2009
	Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands, except share and per share data)

Sales	$1,699	$1,230	$1,960	$2,204
Cost of goods sold	(4,727)	(4,897)	(5,272)	(6,889)
Selling, general and administrative expense	(2,322)	(2,886)	(3,172)	(4,064)
Stock-based compensation	—	(241)	—	—
Depreciation and amortization expense	(21)	(42)	(60)	(68)
Accretion expense	(252)	(251)	(252)	(251)

Operating loss	(5,623)	(7,087)	(6,796)	(9,068)

Other income (expense):
Other income (expense)	22	83	19	57
Interest income (expense), net of capitalized amount	—	16	(126)	(84)

Net loss	$(5,601)	$(6,988)	$(6,903)	$(9,095)

Weighted average shares outstanding (Common shares)(1)
Basic	38,829,225	38,829,225	38,835,179	41,589,904
Diluted	38,829,225	38,829,225	38,835,179	41,589,904
Loss per share of common stock(1):
Basic	$(0.14)	$(0.18)	$(0.18)	$(0.22)
Diluted	$(0.14)	$(0.18)	$(0.18)	$(0.22)

(1)	Weighted average shares outstanding include the retroactive treatment of exchange ratios for conversion of Class A common stock and Class B common stock to common stock in conjunction with the initial public offering.

(12)	Subsequent Events

In January 2011, our Board of Directors approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan. Upon the completion of this capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial expansion and modernization plan. We have estimated, based on consultation with our project manager, that we will incur approximately $250 million in additional capital costs in connection with the second-phase capital expansion plan in addition to the $531 million estimated for the initial modernization and expansion effort.

On February 16, 2011, Molycorp completed a public offering of its Series A mandatory convertible preferred stock. In connection with this offering, Molycorp, Inc. issued 1,800,000 shares of Series A mandatory convertible preferred stock for $100.00 per share. Total net proceeds from the offering were

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

approximately $173.1 million after underwriter discounts and commissions and estimated offering expenses payable by Molycorp, Inc. The following table sets forth our balance sheet as of December 31, 2010:

•	on an actual basis; and

•	on a pro-forma basis to give effect to the proceeds from the Series A mandatory convertible preferred stock offering, resulting in a $173.1 million increase in current assets and a corresponding increase in equity.

	Actual	Pro Forma
	(In thousands)

Total current assets	$353,432	$526,532
Total non-current assets	126,128	126,128

Total assets	479,560	652,660
Total current liabilities	20,712	20,712
Total non-current liabilities	12,335	12,335

Total liabilities	33,047	33,047
Total stockholders’ equity	446,513	619,613

Total liabilities and stockholders’ equity	$479,560	$652,660

(13)	Revision of Financial Statements for December 31, 2010

We have revised our consolidated financial statements as of and for the year ended December 31, 2010, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2010, for an overstatement of Work in Process (WIP) inventory.

In May 2011, we determined that our WIP inventory of ceric hydrate was overstated by approximately $1.7 million as of December 31, 2010. We have assessed the materiality of this misstatement in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 99 and concluded that this error is not material to our previously issued consolidated financial statements. Accordingly, by reference to SAB No. 108, our previously issued consolidated financial statements have been revised as follows:

	Year Ended and as of
	December 31, 2010
	As
	Previously
	Reported	Revision	As Revised
	(In thousands, except per share amounts)

Cost of goods sold	$(35,902)	$(1,689)	$(37,591)
Net loss	(49,085)	(1,689)	(50,774)
Loss per basic/diluted common share	(0.79)	(0.02)	(0.81)
Current inventory	20,511	(1,689)	18,822
Current assets	355,121	(1,689)	353,432
Total assets	481,249	(1,689)	479,560
Total stockholders’ equity	448,202	(1,689)	446,513

MOLYCORP, INC
(A Company in the Development Stage)

Notes to Consolidated Financial Statements — (Continued)

	Total from June 12, 2008
	(Inception) through
	December 31, 2010
	As
	Previously
	Reported	Revision	As Revised
	(In thousands, except per share amounts)

Cost of goods sold	$(70,714)	$(1,689)	$(72,403)
Net loss	(91,746)	(1,689)	(93,435)
Net loss per basic/diluted common share	(1.90)	(0.03)	(1.93)

MOLYCORP, INC.
(A Company in the Development Stage)

Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2011	December 31, 2010
	(In thousands, except share and
	per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$492,495	$316,430
Trade accounts receivable	17,581	16,421
Inventory (Note 4e)	21,385	18,822
Prepaid expenses and other	2,633	1,759

Total current assets	534,094	353,432

Non-current assets:
Deposits	$27,700	$26,200
Property, plant and equipment, net (Note 4g)	133,752	93,966
Inventory (Note 4e)	3,194	5,212
Intangible asset, net	622	639
Other assets	111	111

Total non-current assets	165,379	126,128

Total assets	$699,473	$479,560

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$29,988	$13,009
Accrued expenses (Note 4j)	6,408	4,225
Short-term borrowing — related party (Note 8)	2,870	3,085
Current portion of asset retirement obligation (Note 4k)	394	393

Total current liabilities	39,660	20,712

Non-current liabilities:
Asset retirement obligation (Note 4k)	$12,774	$12,078
Other non-current liabilities	148	257

Total non-current liabilities	12,922	12,335

Total liabilities	$52,582	$33,047

Commitments and contingencies (Note 5)
Stockholders’ equity:
Common stock, $0.001 par value; 350,000,000 shares authorized at March 31, 2011 (Note 4m)	82	82
Preferred stock, $0.001 par value; 5,000,000 shares authorized at March 31, 2011 (Note 4m)	2	—
Additional paid-in capital	742,440	539,866
Deficit accumulated during the development stage	(95,633)	(93,435)

Total stockholders’ equity	646,891	446,513

Total liabilities and stockholders’ equity	$699,473	$479,560

See accompanying notes to the condensed consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Condensed Consolidated Statements of Operations (Unaudited)

			Total from
	Three Months Ended		June 12, 2008
	March 31,		(Inception) Through
	2011	2010	March 31, 2011
	(In thousands, except share and per share amounts)

Sales	$26,261	$3,018	$70,648
Operating costs and expenses:
Cost of goods sold	(16,677)	(5,950)	(89,080)
Selling, general and administrative	(8,339)	(4,480)	(42,386)
Stock-based compensation	(2,899)	—	(32,029)
Depreciation and amortization	(83)	(95)	(612)
Accretion expense	(234)	(263)	(2,402)

Operating loss	(1,971)	(7,770)	(95,861)

Other income (expense):
Other income (expense)	(168)	21	222
Interest income, net of amount capitalized	140	—	205

	(28)	21	427

Loss before income taxes	(1,999)	(7,749)	(95,434)
Provision for income taxes	(199)	—	(199)

Net loss	$(2,198)	$(7,749)	$(95,633)

Weighted average shares outstanding
(Common shares)(1)
Basic	82,253,700	48,155,533	51,296,217

Diluted	82,253,700	48,155,533	51,296,217

Loss per share of common stock:
Basic	$(0.04)	$(0.16)	$(1.86)

Diluted	$(0.04)	$(0.16)	$(1.86)

(1)	Weighted average shares outstanding include the retroactive treatment of exchange ratios for conversion of Class A common stock and Class B common stock to common stock in conjunction with the initial public offering.

See accompanying notes to the condensed consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Condensed Consolidated Statement of Stockholders’ Equity (Unaudited)

						Deficit
			Series A			Accumulated
			Mandatory		Additional	During the	Total
	Common Stock		Convertible Preferred Stock		Paid-In	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity
	(In thousands, except share and per share amounts)

Balance at December 31, 2010	82,291,200	$82	—	$—	$539,866	$(93,435)	$446,513

Sale of Series A mandatory convertible preferred stock at $100.00 per share, net of underwriting fees and other offering costs	—	—	2,070,000	2	199,640	—	199,642
Stock-based compensation expense	9,410	—	—	—	2,934	—	2,934
Net loss	—	—	—	—	—	(2,198)	(2,198)

Balance at March 31, 2011	82,300,610	$82	2,070,000	$2	$742,440	$(95,633)	$646,891

See accompanying notes to the condensed consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Condensed Consolidated Statements of Cash Flows (Unaudited)

			Total from
	Period Ended		June 12, 2008
	March 31,		(Inception) through
	2011	2010	March 31, 2011
	(In thousands)

Cash flows from operating activities:
Net loss	$(2,198)	$(7,749)	$(95,633)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation and amortization	2,100	1,004	12,947
Accretion of asset retirement obligation	234	263	2,402
Non-cash inventory write-downs	630	574	22,647
Non-cash share-based compensation expense	2,934	—	32,064
Impairment of fixed assets	—	—	3,114
(Gain) loss on sale of assets and settlement of ARO	—	13	(57)
Changes in operating assets and liabilities:
Accounts receivable	(1,160)	(202)	(18,132)
Inventory	(1,175)	(32)	(25,044)
Prepaid expenses and other	(874)	(733)	(1,897)
Accounts payable	2,803	2,086	6,988
Asset retirement obligation	(165)	—	(1,184)
Accrued expenses	2,074	(2,170)	8,560

Net cash provided by/ (used in) operating activities	5,203	(6,946)	(53,225)

Cash flows from investing activities:
Acquisition of the Mountain Pass facility	—	—	(82,150)
Proceeds from sale of investment in joint venture	—	—	9,700
Deposits	(1,500)	—	(27,700)
Capital expenditures	(26,345)	(2,840)	(67,080)
Other assets	—	—	(111)
Proceeds from sale of assets	—	9	14

Net cash used in investing activities	(27,845)	(2,831)	(167,327)

Cash flows from financing activities:
Capital contributions from original stockholders	—	10,000	125,004
Repayments of short-term borrowings — related party	(935)	—	(2,042)
Net proceeds from sale of common stock in conjunction with the initial public offering	—	—	378,633
Net proceeds from sale of preferred stock	199,642	—	199,642
Payment of deferred financing costs	—	—	(185)
Proceeds from exercise of options	—	300	350
Proceeds from short-term borrowings — related party	—	—	11,645

Net cash provided by financing activities	198,707	10,300	713,047
Net change in cash and cash equivalents	176,065	523	492,495
Cash and cash equivalents at beginning of the period	316,430	6,929	—

Cash and cash equivalents at end of period	$492,495	$7,452	$492,495

Supplemental disclosure of non-cash activities:
Change in accrued capital expenditures	$14,896	$492

See accompanying notes to the condensed consolidated financial statements.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements
March 31, 2011
(Unaudited)

(1)	Company Background

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interest in entities that held member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for Molycorp, Inc. Class A common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. (the “Corporate Reorganization”). On June 15, 2010, Molycorp LLC was merged with and into Molycorp Minerals, LLC. On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. On August 3, 2010, Molycorp, Inc. completed its initial public offering (“IPO”) of common stock. In connection with its IPO, Molycorp Inc. issued 29,128,700 shares of common stock at $14.00 per share (including 1,003,700 shares issued in connection with the underwriters’ option to purchase additional shares). Total net proceeds of the offering were $378.6 million after underwriting discounts and commissions and offering expenses payable to Molycorp, Inc. Immediately prior to the consummation of the IPO, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock. The conversion ratios for the Class A common stock and the Class B common stock have been retroactively reflected in the historical financial information for all periods presented. Molycorp, Inc., together with its subsidiaries is referred to herein as the “Company” or “Molycorp.”

Molycorp Minerals, previously known as Rare Earth Acquisition LLC (which was formed on June 12, 2008), acquired the Mountain Pass, California rare earth deposit and associated assets (the “Mountain Pass facility”) and assumed certain liabilities from Chevron Mining, Inc. (“Chevron”) on September 30, 2008.

The Mountain Pass facility is located in San Bernardino County, California and is the only significant developed rare earth resource in the western world. Rare earth elements (“REEs”) are a group of specialty elements with unique properties that make them critical to many existing and emerging applications including:

•	Clean-energy technologies such as hybrid and electric vehicles, wind turbines and compact florescent lighting;

•	High-technology applications including cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical defense applications such as guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced water treatment applications including those for industrial, military, homeland security, domestic and foreign aid use.

The REE group includes 17 elements, namely the 15 lanthanide elements, which are lanthanum, cerium, praseodymium, promethium (which does not occur naturally), neodymium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as rare earth oxides (“REOs”). Bastnasite is a mineral that contains REEs.

Operations at the Mountain Pass facility began in 1952 under Molybdenum Corporation of America (“MCA”). MCA was purchased by Union Oil of California (“Unocal”) in 1977. In 2002, mining operations were suspended at the Mountain Pass facility primarily due to softening prices for REOs and a lack of additional tailings disposal capacity. Chevron Corporation purchased Unocal in 2005.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

Prior to the acquisition, operations at the Mountain Pass facility had been suspended with the exception of a pilot processing project to recover neodymium from lanthanum stockpiles produced prior to Chevron’s ownership of the Mountain Pass facility. The neodymium from lanthanum (“NFL”) pilot processing project was undertaken to improve the facility’s REE processing techniques. Since June 12, 2008 (Inception) through March 31, 2010, revenue was generated primarily from the sale of products associated with the NFL pilot processing project, which concluded in February 2010. In April 2010, the Company commenced the second pilot processing campaign to recover cerium, lanthanum, neodymium, praseodymium and samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles.

(2)	Basis of Presentation

The Company’s acquisition of the Mountain Pass facility has been accounted for as an acquisition of net assets and not a business combination. As described below, the Company’s current business plan includes investing substantial capital to restart mining operations, construct and refurbish processing facilities and other infrastructure, and to expand into metal and alloy production. Molycorp will continue as a development stage company until these activities have been completed, which is currently expected to be by the end of 2012.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Regulation S-X promulgated under the Securities Exchange Act of 1934. While the December 31, 2010 balance sheet information was derived from the Company’s audited financial statements, for interim periods, GAAP and Regulation S-X do not require all information and notes that are required in the annual financial statements, and all disclosures required by GAAP for annual financial statements have not been included. Therefore, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with Molycorp’s consolidated financial statements and related notes for the year ended December 31, 2010, and the period from June 12, 2008 (Inception) through December 31, 2010, included in Molycorp’s Form 10-K for the fiscal year ended December 31, 2010. The accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, and which, in the opinion of management, are necessary for the fair presentation of Molycorp’s financial position, results of operations and cash flows at March 31, 2011, and for all periods presented. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

We have revised our consolidated financial statements for an overstatement of Work in Process (WIP) inventory. See Note (10) Revision of Financial Statements for March 31, 2011.

(3)	Capital Requirements

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under its initial modernization and expansion plan, the Company intends to spend approximately $531 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal and alloy production. Capital expenditures, on an accrual basis, under this plan totaled $31.4 million in 2010 and $39.6 million during the three months ended March 31, 2011. In January 2011, the Company’s Board of Directors approved a second-phase capacity expansion plan. Upon the completion of this capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial expansion and modernization plan. We have estimated, based on consultation with our project manager, that we will incur approximately $250 million of capital costs in connection with the

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

second-phase capital expansion plan in addition to the $531 million estimated for the initial modernization and expansion effort.

The Company expects to finance its remaining capital expenditures under the initial modernization and expansion and the second phase expansion plans as well as its working capital requirements, with its available cash balances of $492.5 million as of March 31, 2011, anticipated revenue from operations and traditional debt financing, project financing, and/or government programs, including the U.S. Department of Energy (“DOE”) loan guarantee program. The Company submitted a Part I application on June 2010 for up to $280 million. On July 21, 2010, the DOE deemed the Company’s application eligible for submission of a part II application, which was submitted on December 31, 2010. The DOE is currently conducting a due diligence review and has provided the Company with a preliminary term sheet. On December 10, 2010, we entered into a memorandum of understanding with Sumitomo Corporation (“Sumitomo”), pursuant to which Sumitomo agreed to, among other things, purchase $100 million of the Company’s common stock and arrange for $30 million of debt financing. Sumitomo is currently conducting a due diligence review and the consummation of these transactions with Sumitomo is subject to the satisfaction of numerous conditions and finalization of definitive agreements.

(4)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements, in accordance with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions and conditions.

Significant estimates made by management in the accompanying financial statements include the collectability of accounts receivable, the recoverability of inventory, the useful lives and recoverability of long-lived assets such as property, plant and equipment, and the adequacy of the Company’s asset retirement obligations.

(b)	Revenue and Cost of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable, and collection is reasonably assured. Title generally passes upon shipment of product from the Mountain Pass facility. Prices are generally set at the time of, or prior to, shipment. Transportation and distribution costs are incurred only on sales for which the Company is responsible for delivering the product.

Cost of goods sold includes the cost of production as well as write-downs to the extent of inventory costs in excess of market values. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less. At March 31, 2011 cash and cash equivalents included $469 million of funds held in money market accounts.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews its allowance for doubtful accounts on a quarterly basis. As of March 31, 2011 and December 31, 2010, an allowance for doubtful accounts was not required.

(e)	Inventories

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate, and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheets.

Molycorp evaluates its production levels and costs to determine if any should be deemed abnormal, and therefore excluded from inventory costs. For the three months ended March 31, 2011 and 2010, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2011, Molycorp determined that $2.6 million, $2.4 million and $16.1 million, respectively, of production costs would have been allocated to additional metric tons produced, assuming Molycorp had been operating at normal production rates. As a result, these costs were excluded from inventory and instead expensed during the applicable periods. The assessment of normal production levels is judgmental and is unique to each quarter. Molycorp models normal production levels and evaluates historical ranges of production in assessing what is deemed to be normal.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses an independent pricing source to evaluate market prices for REOs at the end of each quarter. For the three months ended March 31, 2011 and 2010, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2011, the Company recognized write-downs of $0.6 million and $0.6 million, and $21.6 million, respectively, as a result of production costs in excess of certain REO market prices.

The Company evaluates the carrying value of materials and supplies inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels, and other factors and recognizes related write-downs as necessary.

At March 31, 2011 and December 31, 2010, inventory consisted of the following (in thousands):

	March 31,	December 31,
	2011	2010

Current:
Concentrate stockpiles	$5,252	$4,206
Work in process	5,041	3,582
Finished goods	9,096	9,307
Materials and supplies	1,996	1,727

Total current	$21,385	$18,822

Long-term:
Concentrate stockpiles	$3,126	$5,108
Finished goods	68	104

Total long-term	$3,194	$5,212

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

(f)	Deposits

The Company currently has $27.7 million in deposits reported as Non-current assets on the condensed consolidated Balance Sheet as of March 31, 2011. Of this amount, $18.2 million is due to collateral used to secure surety bonds placed with the California state and regional agencies relating to our Mountain Pass facility closure and reclamation obligations. The remaining deposits consist of $8.0 million under an escrow arrangement for the Company’s facilities agreement with Kern River Gas Transmission Company and $1.5 million related to the Company’s construction insurance program.

(g)	Property, Plant and Equipment, net

Property, plant and equipment associated with the acquisition of the Mountain Pass facility was recorded at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. The Company capitalized $41.3 million and $3.4 million in plant modernization costs for the three months ended March 31, 2011 and 2010, respectively. Our anticipated project cost through 2012 to restart the mining operations, construct and refurbish processing facilities and to expand into the production of metals and alloys is $531 million, which includes a $20 million increase over our previous estimate. The increase is due to the increased scope of the project including the acceleration of the construction of the new crushing and milling facility and other design changes to allow a faster conversion to 40,000 metric tons per year than would otherwise be possible.

Mineral properties at March 31, 2011 and December 31, 2010, represent the purchase price allocated to mineral resources associated with the Mountain Pass facility and mineral property development costs.

At March 31, 2011 and December 31, 2010, property, plant and equipment consisted of the following (in thousands):

	March 31,	December 31,
	2011	2010

Land	$800	$800
Land improvements (15 years)	15,748	15,415
Buildings and improvements (4 to 27 years)	7,241	6,892
Plant and equipment (2 to 12 years)	21,338	19,560
Vehicles (7 years)	1,127	1,049
Computer software (5 years)	1,871	1,563
Furniture and fixtures (3 years)	193	170
Construction in progress	73,810	34,809
Mineral properties	23,968	23,968

Property, plant and equipment at cost	146,096	104,226
Less accumulated depreciation	(12,344)	(10,260)

Property, plant and equipment, net	$133,752	$93,966

In accordance with ASC 360, Property Plant and Equipment, long-lived assets such as property, plant, and equipment, mineral properties and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no events or changes in circumstances indicating that the carrying amount of the Company’s long-lived assets as of March 31, 2011 may not be recoverable.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

In connection with an update of the asset retirement obligation as of March 31, 2011, the Company recognized additional asset retirement costs of $0.6 million.

(h)	Mineral Properties and Development Costs

Mineral properties and development costs, which are referred to collectively as mineral properties, include acquisition costs, drilling costs, and the cost of other development work, all of which are capitalized. The Company amortizes mineral properties using the units of production method over estimated proven and probable reserves. Molycorp’s proven and probable reserves are based on extensive drilling, sampling, mine modeling, and mineral recovery from which economic feasibility has been determined. The reserves are estimated based on information available at the time the reserves are calculated. Proven and probable reserves are based on estimates, and no assurance can be given that the indicated levels of recovery of REOs will be realized or that production costs and estimated future development costs will not exceed the net realizable value of the products. Reserve estimates may require revisions based on actual production experience. Market price fluctuations of REOs, as well as increased production costs or reduced recovery rates, could render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and might result in a reduction of reserves.

(i)	Intangible Asset

The Company acquired its trade name in connection with the Mountain Pass facility acquisition. Amortization is provided using the straight-line method based on an estimated useful life of 12 years. Amortization expense for the three months ended March 31, 2011 and 2010, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2011 was $16,370, $16,250 and $163,734, respectively. Amortization expense is estimated to be $65,000 annually for the following five years.

(j)	Accrued Expenses

Accrued expenses at March 31, 2011 and December 31, 2010 consisted of the following (in thousands):

	March 31,	December 31,
	2011	2010

Defined contribution plan	$1,433	$1,199
Accrued tolling fees	1,580	404
Other accrued expenses	3,395	2,622

Total accrued expenses	$6,408	$4,225

(k)	Asset Retirement Obligation

The Company accounts for reclamation costs, along with other costs related to the closure of the Mountain Pass facility, in accordance with ASC 410-20, Asset Retirement Obligations. This standard requires the Company to recognize asset retirement obligations at estimated fair value in the period in which the obligation is incurred. The Company recognized an asset retirement obligation and corresponding asset retirement cost of $13.3 million in connection with the Mountain Pass facility acquisition. The liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The asset retirement cost was capitalized as part of the carrying amount of the related long-lived assets and is being depreciated over the assets’ remaining useful lives.

During the first quarter of 2011, the Company recognized additional asset retirement obligations of $0.6 million related to additional disturbances that occurred during the first quarter of 2011. Depreciation

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

expense associated with the asset retirement cost was $0.3 million, $0.3 million and $2.9 million for the three months ended March 31, 2011 and 2010, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2011, respectively. The following table presents the activity in our asset retirement obligation (in thousands):

Three Months
Ended
March 31, 2011

Balance at beginning of period	$12,471
Obligations settled	(165)
Accretion expense	234
Revisions in estimated cash flows	628

Balance at end of period	$13,168

The Company is required to provide the applicable governmental agencies with financial assurances relating to its closure and reclamation obligations. As of March 31, 2011, the Company had financial assurance requirements of $27.4 million which were satisfied with surety bonds placed with the California state and regional agencies.

(l)	Income Taxes

Prior to the Corporate Reorganization, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and files consolidated income tax returns. Molycorp recognizes income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to difference between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or recognized. Molycorp records a valuation allowance if, based on available information, it is deemed more likely than not that its deferred income tax asset will not be realized in full. As of March 31, 2011, the Company’s net loss of $42.2 million since the Corporate Reorganization included $31.6 million in stock-based compensation expense, which is a permanent difference between its losses for financial reporting and income tax purposes. Other permanent differences include legal and due diligence fees related to the acquisitions that were completed in April 2011 as well as costs related to the registration of common stock sold by certain stockholders in a secondary offering during the first quarter of 2011. Molycorp has generated net deferred income tax assets of $21.3 million as of March 31, 2011. However, as realization of these tax assets is not assured, we have established a full valuation allowance against these assets. A significant portion of the net operating losses (“NOLs”) of $14 million will expire in the year 2030. Molycorp recorded income tax expenses of $81 thousand, as a result of federal alternative minimum tax, and California state income tax of $118 thousand, as a result of the use of NOLs being temporally disallowed in California.

(m)	Stockholders’ Equity

As of March 31, 2011 and December 31, 2011, the Company had 82,300,610 and 82,291,200 shares of common stock outstanding, respectively.

On February 16, 2011, Molycorp completed a public offering of its 5.50% Series A mandatory convertible preferred stock, $0.001 par value per share. In connection with this offering, the Company issued 1,800,000 shares of Series A mandatory convertible preferred stock for $100.00 per share. In addition, Molycorp granted the underwriters an option to purchase up to 270,000 additional shares of Series A

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

mandatory convertible preferred stock to cover over-allotments. The underwriters exercised their option to purchase the additional shares of Series A mandatory convertible preferred stock on March 16, 2011. Each share of the Series A mandatory convertible preferred stock will automatically convert on March 1, 2014 into between 1.6667 and 2.0000 shares of Molycorp’s common stock, subject to anti-dilution adjustments. At any time prior to March 1, 2014, holders may elect to convert each share of the Series A mandatory convertible preferred stock into shares of common stock at the minimum conversion rate of 1.6667 shares of common stock per share of Series A mandatory convertible preferred stock, subject to anti-dilution adjustments. Dividends on the Series A mandatory convertible preferred stock are payable on a cumulative basis when, as and if declared by the Company’s Board of Directors or an authorized committee of such Board, at an annual rate of 5.50% on the liquidation preference of $100.00 per share. The Company may pay declared dividends in cash, common stock or any combination of cash and common stock, subject to certain limitations, on March 1, June 1, September 1 and December 1 of each year, starting on June 1, 2011 and to, and including, March 1, 2014. The Series A mandatory convertible preferred stock is not redeemable.

Paid-in capital in the consolidated balance sheets represents amounts paid by stockholders or interests earned under certain stock compensation agreements. For the three months ended March 31, 2011, Molycorp received net proceeds from the Series A mandatory convertible preferred stock offering totaling $199.6 million after underwriter discounts and commissions and offering expenses paid by Molycorp, Inc.

(n)	Earnings (loss) per Share

Basic loss per share is computed by dividing the Company’s net loss by the weighted average number of shares of common stock outstanding during the period. For the three months ended March 31, 2011, the cumulative undeclared dividend on the Series A mandatory convertible preferred stock was added to the net loss in the period for the purpose of computing the basic loss per share.

Three Months Ended
March 31, 2011
(In thousands, except share and
per share amounts)

Net loss	$(2,198)
Cumulative undeclared dividends on preferred stock	(1,245)

Loss attributed to common stockholders — basic	(3,443)
Weighted average common shares outstanding	82,253,700

Basic loss per share	$(0.04)

Diluted loss per share reflects the dilutive impact of potential common stock and unvested restricted shares of common stock in the weighted average number of common shares outstanding during the period, if dilutive. For this purpose, the “treasury stock method” and “if converted method,” as applicable, are used for the assumed proceeds upon the exercise of common stock equivalents at the average selling prices of the shares during the period. All potential common stock as of March 31, 2011 and December 31, 2010 were antidilutive in nature; consequently, the Company does not have any adjustments between earnings per share and diluted earnings per share.

(o)	Comprehensive Income (Loss)

The Company does not have any items entering into the determination of comprehensive income (loss) other than net loss for the three-month ended March 31, 2011 and 2010.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

(5)	Commitments and Contingencies

(a)	Future Operating Lease Commitments

The Company has certain operating leases for office space and certain equipment. Remaining annual minimum payments under these leases at March 31, 2011 were $0.3 million in 2011, $0.2 million in 2012, $0.2 million in 2013, $0.2 million in 2014, $0.2 million in 2015 and $0.2 million thereafter, totaling $1.3 million.

(b)	Labor Contract

Certain Mountain Pass facility employees are covered by a collective bargaining agreement with the United Steelworkers of America which expires on March 15, 2012. At March 31, 2011, 81 employees, or approximately 40% of the Company’s workforce, were covered by this collective bargaining agreement.

(c)	Reclamation Surety Bonds

At March 31, 2011, Molycorp had placed $27.4 million of surety bonds with California state and regional agencies to secure its Mountain Pass facility closure and reclamation obligations.

(d)	Licenses and Permits

The Company is subject to numerous and detailed federal, state and local environmental laws, regulations and permits including health and safety, environmental, and air quality. The Company is subject to strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with the current permits, and the Company may be subject to additional conditions, requirements and obligations associated with its permits and future operations. Certain conditions could be imposed in order to maintain the required permits including requirements to conduct additional environmental studies and collect and present data to government authorities pertaining to the potential impact of current and future operations upon the environment. Accordingly, the required permits may not be maintained or renewed in a timely fashion if at all, or may be renewed upon conditions that restrict the Company’s ability to conduct its operations economically. Any failure, significant delay or significant change in conditions that is required to maintain or renew permits, could have a material adverse effect on the Company’s business, results of operations and financial condition.

(6)	Stock-Based Compensation

Molycorp accounts for stock-based compensation based upon the fair value of the awards at the time of grant. The expense associated with such awards is recognized over the service period associated with the issuance. There are no performance conditions associated with these awards.

Effective November 1, 2009, Molycorp LLC issued 5,880,000 incentive shares to certain employees and independent directors of the Company. At the time of issuance, due to Molycorp Minerals, LLC’s option to repurchase vested shares of terminated participants at a price other than fair value, these incentive shares were classified as liabilities and were valued at zero using the intrinsic value method. On April 15, 2010, all holders of incentive shares contributed their incentive shares to Molycorp, Inc. in exchange for an aggregate of 3,012,420 shares of Class B common stock of Molycorp, Inc., 1,004,140 shares of which vested immediately with an additional 1,004,140 shares vesting on September 30, 2010 and the remaining 1,004,140 shares vesting on September 30, 2011. The shares of Class B common stock were non-transferable and the Company had the right to repurchase vested shares upon the termination of employment for any reason.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

The shares of Class B common stock automatically converted into shares of common stock, based on a conversion factor, immediately prior to completion of the IPO. On August 3, 2010, Molycorp completed an IPO of common stock at an offering price of $14.00 per share. At that time, the shares of Class B common stock were converted into an aggregate of 2,232,740 shares of common stock, 744,247 of which remained vested with the remaining 1,488,493 vesting over a period of six months following the IPO. Stock-based compensation associated with these shares was $2.6 million for the three months ended March 31, 2011 and $28.7 million for the year ended December 31, 2010.

On November 4, 2010, the Compensation Committee of the Board of Directors of the Company approved the grant of 37,500 shares of restricted stock with a three-year cliff vesting period to certain executive officers and a director of the Company. The $1.4 million fair value of the awards was determined using the stock price on the date of grant and is recognized straight-line over the three-year vesting period. The stock-based compensation associated with these awards was $0.1 million for the three months ended March 31, 2011.

On January 13, 2011, the Company granted 9,557 shares of restricted stock and 32,637 restricted stock units with a three-year cliff vesting period to certain employees and executive officers of the Company. The total $1.9 million fair value of the restricted stock and restricted stock units was determined using the Company’s stock price on the date of grant and is recognized straight-line over the three-year vesting period. On the same day, the Company granted 52,819 stock options that vest in equal installments annually over a three-year period to certain employees and executive officers of the Company. The $1.4 million fair value of the stock options was determined using the Black Scholes option valuation model and the Company’s stock price on the date of grant and is recognized straight-line over the three year vesting period. The total stock-based compensation associated with the awards granted on January 13, 2011 was $0.2 million for the three months ended March 31, 2011. Approximately $35,000 of the stock-based compensation associated with these equity awards was allocated to cost of goods sold for the three months ended March 31, 2011.

(7)	Concentrations

(a)	Limited Number of Products

The Company’s current operations are primarily limited to the production and sale of REOs from stockpiled concentrates and purchasing and reselling REOs from other producers. The Company does not have and will not have the capability to significantly alter its product mix prior to completing the modernization and expansion of the Mountain Pass facility and the restart of mining operations. Sales for the Company’s most significant products for the three months ended March 31, 2011 and 2010, in (thousands), were as follows:

	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010

Lanthanum products	$11,466	$2,751
Ceric Hydrate	$7,868	—
Didymium products	$4,693	$105
Cerium products	$1,185	$14
Other	$1,049	$148

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

(b)	Limited Number of Customers

There is a limited market for the lanthanum products currently produced by the Company from stockpiled concentrate. Sales to the Company’s largest customers, for the three months ended March 31, 2011 and 2010, in (thousands), were as follows:

	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010

Mitsubishi Unimetals USA	$7,767	—
W.R. Grace & Co. — Conn.	$6,196	$2,308
Hitachi Metals, Ltd.	$5,785	—
Toyota Tsusho Corporation	$2,600	—
Treibacher Industrie AG	$1,184	—

(c)	Single Geographic Location

Currently, the Company’s only mining and production facility is the Mountain Pass facility and the Company’s viability is based on the successful modernization and expansion of its operations. The deterioration or destruction of any part of the Mountain Pass facility, or legal restrictions related to current or anticipated operations at the Mountain Pass facility, may significantly hinder the Company’s ability to reach or maintain full planned production rates within the expected time frame, if at all.

(8)	Related-Party Transactions

In February 2009, certain of the Company’s stockholders incurred certain costs in providing letters of credit and/or cash collateral to secure the surety bonds issued for the benefit of certain regulatory agencies related to the Company’s Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by stockholders was $18.2 million. Under the terms of the agreement with its stockholders, the Company agreed to pay each such stockholder a 5% annual return on the amount of collateral provided, and the stockholders were entitled to receive quarterly payments, delay payments, or receive payments-in-kind. In September 2010, the Company issued its own collateral in the amount of $18.2 million in replacement of the letters of credit and cash collateral provided by the stockholders. The Company paid fees due to stockholders in the amount of $0.8 million in September 2010.

In June 2010, the Company entered into an inventory financing arrangement with Traxys North America LLC (“Traxys”), the parent of one of its stockholders, TNA Moly Group, LLC, under which it borrowed approximately $5.0 million, secured by certain product inventories. Borrowings under this arrangement required an initial interest rate of 6% based on three-month LIBOR plus a margin, which is subject to adjustment every three months. No adjustments have been made to the interest rate since the agreement was signed. At March 31, 2011 and December 31, 2010 interest payable associated with the arrangement totaled $71,200 and $9,000, respectively. Principal and interest under this arrangement are payable from revenue generated from sales of the product inventories. During the third quarter of 2010, both parties agreed that 50% of all didymium oxide sales will be subject to this arrangement. The Company made principal payments of $0.9 million for the three months ended March 31, 2011. The outstanding amounts payable to Traxys under this arrangement were $2.9 million reported on the Condensed Consolidated Balance Sheet as Short-term borrowing — related party and $0.6 million in Trade accounts payable related to the sales made, but not remitted to Traxys and affiliates as of March 31, 2011.

The Company and Traxys and affiliates jointly market and sell certain lanthanum oxide, cerium oxide and erbium oxide products. Per the terms of this arrangement, the Company and Traxys split gross margin equally

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

once all costs associated with the sale are recovered by both parties. As a result of this arrangement ending March 31, 2011, we have recorded a related party receivable from Traxys and affiliates of $116,000. The Company recorded an expense of $176,000 during the first quarter of 2011 and had an outstanding related payable to Traxys and affiliates in the amount of $297,000 as of March, 31, 2011. Revenues and expenses related to these settlements are presented on a net basis in Other Income on the Statement of Operations. In addition, for the three months ended March 31, 2011, the Company made purchases of lanthanum oxide from Traxys and affiliates in the amount of $4.3 million. The related-party payable associated with product purchases was $0.3 million as of March 31, 2011.

(9)	Subsequent Events

(a)	Acquisitions

On April 1, 2011, Molycorp completed the acquisition of a 90.023% controlling stake in AS Silmet, one of only two rare earth processing facilities in Europe, in a transaction valued at approximately $89 million. Molycorp acquired 80% of the outstanding shares of AS Silmet (now Molycorp Silmet AS) from AS Silmet Grupp in exchange for 1,593,419 shares of Molycorp common stock. AG Silmet Grupp will retain a 9.977% ownership interest in Molycorp Silmet AS. Molycorp acquired the other 10.023% from Treibacher Industrie AG for $9.0 million in cash. The Molycorp Silmet AS acquisition provides Molycorp with a European base of operations and doubles the Company’s current rare earth production capacity from approximately 3,000 mt per year of REO equivalent to approximately 6,000 mt. AS Silmet will begin sourcing rare earth feed stocks for production of its products from Molycorp’s Mountain Pass, California rare earth mine and processing facility. The facility’s main focus will be on the production of rare earth oxides and metals, including didymium metal, a critical component in the manufacture of neodymium-iron-boron permanent rare earth magnets. AS Silmet’s manufacturing operation is located in Sillamäe, Estonia. The company currently sells products to customers in Europe, North and South America, Asia, Russia, and other former Soviet Union countries.

On April 15, 2011, Molycorp completed the acquisition from Santoku Corporation (“Santoku”) of all the issued and outstanding shares of capital stock of Santoku America, Inc., an Arizona-based corporation, in an all-cash transaction for $17.5 million. The acquisition provides Molycorp with access to certain intellectual properties relative to the development, processing and manufacturing of Neodymium and Samarium magnet alloy products. As part of the stock purchase agreement, Santoku will provide consulting services to Molycorp for the purpose of maintaining and enhancing the quality of Molycorp’s products. On the same date, Molycorp entered into a non-exclusive marketing and distribution agreement with Santoku for the sale and distribution of neodymium and samarium magnet alloy products.

The allocation of the purchase price for both acquisitions will be completed later in 2011.

(b)	Declared Dividend

On May 4, 2011, the Company declared a cash dividend of $1.604 per share on the Series A mandatory convertible preferred stock. The dividend will be paid on June 1, 2011 for holders of record at the close of business on May 15, 2011. The Company elected to pay the $3.3 million dividend in cash given its current cash balance and its anticipated revenue and earnings.

(10)	Revision of Financial Statements for March 31, 2011

We have revised our consolidated financial statements as of and for the three months ended March 31, 2011, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2011, for an overstatement of Work in Process (WIP) inventory.

MOLYCORP, INC.
(A Company in the Development Stage)

Notes to Condensed Consolidated Financial Statements — (Continued)

In May 2011, we determined that our WIP inventory of ceric hydrate was overstated by approximately $3.0 million as of March 31, 2011, $1.3 million of which related to the three months ended March 31, 2011 and $1.7 million related to the fourth quarter of 2010, which was also revised. We have assessed the materiality of this misstatement in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 99 and concluded that this error is not material to our previously issued consolidated financial statements. Accordingly, by reference to SAB No. 108, our previously issued consolidated financial statements have been revised as follows:

	Three Months Ended and as of
	March 31, 2011
	As
	Previously
	Reported	Revision	As Revised
	(In thousands, except per share amounts)

Cost of goods sold	$(15,388)	$(1,289)	$(16,677)
Loss before income taxes	(710)	(1,289)	(1,999)
Net loss	(909)	(1,289)	(2,198)
Loss per basic/diluted common share	(0.03)	(0.01)	(0.04)
Current inventory	24,363	(2,978)	21,385
Current assets	537,072	(2,978)	534,094
Total assets	702,451	(2,978)	699,473
Total stockholders’ equity	649,869	(2,978)	646,891

	Total from June 12, 2008
	(Inception) through
	March 31, 2011
	As
	Previously
	Reported	Revision	As Revised
	(In thousands, except per share amounts)

Cost of goods sold	$(86,102)	$(2,978)	$(89,080)
Loss before income taxes	(92,456)	(2,978)	(95,434)
Net loss	(92,655)	(2,978)	(95,633)
Loss per basic/diluted common share	(1.81)	(0.05)	(1.86)

10,000,000 Shares

Molycorp, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Morgan Stanley
J.P. Morgan

Co-Managers

Knight
Dahlman Rose & Company
Stifel Nicolaus Weisel
BNP PARIBAS
CIBC
Piper Jaffray
RBS